24- 10086

RECD S.E.C.

MAR 3 1 2004

1088

SECURITIES AND EXCHANGE COMMISSION

04021267

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ASSOCIATED GROCERS OF MAINE, INC.
(Exact name of issuer as specified in its charter)

MAINE
(State or other jurisdiction of incorporation or organization)

P.O. BOX 1000, GARDINER, MAINE 04345
(207) 582-6500
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

PROCESSED

APR 01 2004

THOMSON
FINANCIAL

MICHAEL E. WESTORT
ASSOCIATED GROCERS OF MAINE, INC.
P.O. BOX 1000
GARDINER, MAINE 04345
(207) 582-6500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

50	01-0223033
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

Thomas Barber, Director
Bus: RR 1, Box 4250
So. China, ME 04358
Res: Route #3
Palermo, ME 04354

John Beaupre, Director
Bus: RR 1, Box 2140
Carrabassett Valley, ME 04947
Res: RR 1, Box 2176D
Carrabassett Valley, ME 04947

Wayne Crandall, Director
Bus: 10 School Street
Rockland, ME 04841
Res: Box 531, Mountain Rd.
Rockland, ME 04841

Lynn K. Goldfarb, Director
Bus: P.O. Box 7980
Portland, ME 04112
Res: 50 Portland Pier
Portland, ME 04112

Michael Kiernan, Director
Bus: 870 Washington Street
Bath, ME 04530
Res: Same as above

Larry Plotkin, Director
Bus: 32 Buttonwood Lane
Portland, ME 04102
Res: Same as above

Vernon Seile, Director
Bus: RFD #1, Box 3115
Stonington, ME 04681
Res: Same as above

Barry A. McCormick, Director
Bus: 8 School Street
Unity, Maine 04988
Res: P. O. Box 6
Unity, Maine 04988

David N. Sleeper, Director
Bus: 99 Lyndon Street
Caribou, ME 04736
Res: 4 Townview Road
Caribou, ME 04736

Frederick Crowe, Director
Bus: P.O. Box 727
Princeton, ME 04668
Res: Big Lake Road
Princeton, ME 04668

Charles O'Brien, Director
Bus: 554 Main Street
Jackman, ME 04945
Res: 35 Mill Road
Jackman, ME 04945

Craig Burgess, Director
Bus: 101 Centre Street
Bath, Maine 04530
Res: 87 Whiskeag Road
Bath, Maine 04530

Michael E. Westort, President and Chief Executive Officer
Bus: 1000 Brunswick Avenue
Gardiner, ME 04345-1000
Res: 65 Caron Street
Portland, ME 04103

Counsel to the issuer: David J. Champoux, Pierce Atwood, One Monument Square, Portland, Maine 04101

ITEM 2. Application of Rule 262

None of the persons named in Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

The securities are to be offered by the issuer itself, and not through underwriters, dealers or salesmen, in the states of Maine, Massachusetts, New Hampshire and Vermont. The securities will be offered to the issuer's existing members, as well as to any new members of the issuer joining after the date hereof.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) The Company has issued the following unregistered securities since March 1, 2003:

Purchaser	"Excess" Capital Deposits	Class A Shares (Offering price $2,527 per share)	Class B Shares (Offering price $2,500 per share)
PINKHAM'S ELM ST. MKT	0	1	1
BEAVER STREET MARKET	0	1	0
FARM TO FARM MARKET INC	0	1	0
FRISBEE'S 1828 MARKET	0	1	0
GOODHUE ENTERPRISES, INC.	0	1	0
ISINGLASS COUNTRY STORE	0	1	0
JOSEPH LEMA & SON, INC.	0	1	0
KITTY KORNER STORE, INC.	0	1	0
MOOSEHEAD COUNTRY STORE	0	1	0
THE 107	0	1	0
THE LIBERTY TRADING POST	0	1	0
THE NABORHOOD STORE	0	1	0
TONY'S FOODLAND	0	1	0
WALLACE MARKET	0	1	0
WEST PARIS GENERAL STORE	0	1	0
BOWDOINHAM COUNTRY STORE	0	0	1
EASTON THRIFTWAY	0	0	1
GABBIANELLI ENTERPRISES	0	0	1
GUTTER'S MARKET	0	0	1
HOWLAND FAMILY GROCERY	0	0	1
JIM'S VARIETY	0	0	1

Purchaser	"Excess" Capital Deposits	Class A Shares (Offering price $2,527 per share)	Class B Shares (Offering price $2,500 per share)
KEZAR FALLS MARKET	0	0	1
LONG ISLAND STORE, INC.	0	0	1
MARYANN'S MARKET	0	0	1
MEGUNTICOOK MARKET	0	0	1
OLD TOWNE MARKET	0	0	1
ORONO THRIFTWAY	0	0	1
V & R VARIETY INC.	0	0	1
WAYNO'S MARKET	0	0	1
WEST FRONT MARKET	0	0	1
MAIN STREET MARKET	0	0	2
RICHARD OR DIANE DUNHAM	$6	0	0
PAUL R. POIRIER	$9	0	0
A.A. MARINO INC.	$17	0	0
WELLS	$36	0	0
OUELLETTES GROCERY	$98	0	0
TIMOTHY H HOLMES OR GABRIELLE B HOL	$102	0	0
MAINE MARKET CORP	$106	0	0
LORNA JEAN GRANT	$111	0	0
SLEEPER NELSON F.	$113	0	0
RH FOSTER ENERGY LLC	$129	0	0
SLEEPER JOSEPH M. JR	$145	0	0
WSC	$153	0	0
WHEATON & McLAUGHLIN	$159	0	0
FALL'S RETAIL INC.	$195	0	0
RICHARD & VERONICA REED	$225	0	0
RAKE INC.	$266	0	0
SWAN LAKE GROCERY INC	$322	0	0
DON'S AG FOOD STR. INC.	$336	0	0
DOLORES OR LOUIS G. COUTURIER	$349	0	0
KEVIN R. DUNHAM	$386	0	0
RONA OUELLETTE	$478	0	0
JESSIE AND NANCY MICHAUD	$518	0	0
BARTLETTS MARKET INC.	$528	0	0
GILBERT & RUTH PARENT	$546	0	0
WELLS FOOD MART EXT. BUY	$617	0	0
CAMELLIA WILSON	$634	0	0
MERVIN OR CHRISTENE KERR	$648	0	0
JAMES & JEANNINE SPILLER	$651	0	0
WALTER CZERWINSKI OR JANICE CZERWIN	$653	0	0
M. BOWEN & F. LUCAS	$692	0	0
EARL OR LORRAINE BAKER	$707	0	0
MEREDITH RANDLETT - SAVINGS	$807	0	0
MALCOLM & BARBARA TRAFTON	$835	0	0

Purchaser	"Excess" *Capital* Deposits	Class A Shares (*Offering price* $2,527 per share)	Class B Shares (*Offering price* $2,500 per share)
GARY AND SHARON FOWLIE	$840	0	0
MICHAEL & DEBORA LABREE	$854	0	0
R.W. MATHEWS & SONS INC.	$872	0	0
YELLOWFRONT GROCERY	$981	0	0
ROBERT BARRETT	$1,059	0	0
SOUTH STREET MARKET INC.	$1,095	0	0
FAIRFIELD BUDDIES INC.	$1,103	0	0
TERRY AND SHEILA CAMPBELL	$1,145	0	0
WILLIAM MACDONALD	$1,188	0	0
GLIDDENS BETHEL FOODS INC.	$1,192	0	0
LYMBURNER FRANCIS	$1,251	0	0
RON'S MARKET INC.	$1,267	0	0
PENELOPE BECKLER	$1,293	0	0
THOMAS OR RUTH LAPLANTE	$1,357	0	0
CHAD & KARIN MCLEAN	$1,373	0	0
GLEASON & CLAIRE GRAY	$1,393	0	0
FRANCIS J MORIN LIVING TRUST	$1,404	0	0
GATES DIVERSIFIED INC.	$1,420	0	0
THOMAS JAY ALLARD	$1,448	0	0
MAURICE & VIRGINIA BERGERON	$1,499	0	0
GERALD B. MORTON	$1,542	0	0
EUGENE AND GINA MCKENNEY	$1,582	0	0
SHIRLEY VARNEY	$1,587	0	0
RICHARD DONOVAN	$1,651	0	0
ARTHUR AND ODELCIA SILVIA	$1,687	0	0
TRIANGLE A.G. STORE INC.	$1,715	0	0
MEC ENTERPRISES INC.	$1,770	0	0
JAMES AND PAT HENRY JR.	$1,804	0	0
NOBLEBORO VILLAGE STORE INC.	$1,813	0	1
ROBERT J. & LESLIE GRENIER	$1,865	0	0
MIKE'S COUNTRY STORE INC.	$2,191	0	0
RONALD & DEBORAH LEAVITT	$2,234	0	0
THE ISLAND MARKET CORPORATION	$2,255	0	0
KENNETH G. WASSON	$2,276	0	0
SUSAN M. MORGAN	$2,486	0	0
ROBERT J. AND LYNN A. PULKKA	$2,509	0	0
ROBERT AND LESLIE GRENIER	$2,513	0	0
ASHLAND FOOD MART INC	$2,517	0	0
GARY EUGENE RIDEOUT	$2,538	0	0
KEN AND CAROL BALLARD	$2,547	0	0
PORT CLYDE MARKETING COMPANY	$2,556	0	0
LEONARD WADE KNOWLTON	$2,649	0	0
PERRY'S FARMERS UNION INC.	$2,678	0	0

Purchaser	"Excess" Capital Deposits	Class A Shares (Offering price $2,527 per share)	Class B Shares (Offering price $2,500 per share)
PHILIP S. BUCK	$2,685	0	0
DAVE & DONNA SALISBURY	$2,721	0	0
READFIELD FAMILY MARKET INC.	$2,789	0	0
WAYNE AND JONI SLATTERY	$2,804	0	0
ROBERT A. TANGUAY II	$2,881	0	0
DONALD AND MARY WORCESTER	$2,914	0	0
K & L PITCHER INC.	$3,038	0	0
BUDDIES GROCERIES INC.	$3,082	0	0
JEAN L. AND STEVEN H. BAKER	$3,095	0	0
VANESSA BRUCE	$3,272	0	0
JOSEPH P. IRISH	$3,304	0	0
TRANTEN FAMILY L.L.C.	$3,352	1	1
STEPHEN OR MARTHA FENNO	$3,375	0	0
VICTORIA M. & JAMES J. STASZEWSKI	$3,423	0	0
NORTHWOOD COUNTRY MARKET INC.	$3,452	0	0
MAXINE STEWART	$3,547	0	0
JAMES J AND ROLANDE CHASSE	$3,601	0	0
ROBERT L. LIBBY	$4,031	0	0
GOWELL ENTERPRISES INC.	$4,371	0	0
RUSSELL & CONNIE SOUCY	$4,427	0	0
GERARD BOURGET	$4,639	0	0
DENNIS B. & PATRICIA M. ROBERTSON	$4,833	0	0
TOMBEAU INC.	$4,998	0	0
BRUCE & KAREN MATHEWS	$5,049	0	0
DAY'S STORE INC.	$5,406	0	0
NASON'S GENERAL STORE INC.	$5,443	0	0
RONALD ROBINSON SR.	$5,500	0	0
J & MA CORP.	$5,588	0	0
OYSTER RIVER MANAGEMENT	$5,609	0	0
HOLMES MARKET INC.	$5,643	0	0
TILTON'S MARKET INC.	$6,028	0	0
THE GREEN LINE SUPERETTES INC.	$6,214	0	0
PAUL'S FOOD CENTERS INC.	$6,487	0	0
P. DUNBAR & EST. OF A. DUNBAR	$6,559	0	0
MSF INC.	$6,635	0	0
RAYMOND FOOD MARKET	$6,740	0	0
DAVID SLEEPER	$7,000	0	0
JOSEPH SLEEPER II	$7,000	0	0
MARK SLEEPER	$7,000	0	0
JOHN'S CONVENIENCE PLUS INC.	$7,442	0	0
RONALD &/OR SHARON BENJAMIN	$7,596	0	0
ROLAND L. AND LYNDA M. KNIGHTS	$7,662	0	0
HERB & SHARON FITHIAN	$7,711	0	0

Purchaser	"Excess" Capital Deposits	Class A Shares (Offering price $2,527 per share)	Class B Shares (Offering price $2,500 per share)
HAROLD L. KEAY & SON	$8,215	0	0
OULLETTE & SON INC.	$8,458	0	0
DICK'S MARKET INC.	$9,016	0	0
GOSSELIN'S SUPERETTE INC.	$9,271	0	0
ROGER'S MARKET INC.	$9,293	0	0
BATES INVESTMENTS INC.	$9,449	0	0
GOTT STORE INC.	$9,589	0	0
PIERCE'S COUNTRY STORE INC.	$9,693	0	0
ALAN AMES AND ROBERT CROSBY	$9,705	0	0
B J'S MARKET	$10,147	0	0
GALUSHA'S INC.	$10,221	0	0
JERRY AND JANET COLBRY	$10,238	0	0
FRENCH & BRAWN INC	$10,894	0	0
REGIS AND ANITA ROY	$11,410	0	0
JOSEPH SLEEPER INC.	$11,656	0	0
JOHN R. JOSEPH & SONS INC.	$11,740	0	0
BARRY & VERA MCCORMICK	$12,103	0	0
GES INC	$12,111	0	0
NUF INC.	$12,131	0	0
JOHN T. DAYHOOF III	$12,518	0	0
D.L. FOTTER & SONS INC.	$13,082	0	0
JERRY'S FOOD STORE INC.	$13,280	0	0
VILLAGE FOOD MARKET INC.	$13,767	0	0
JAMES AND MARGARET WALLACE	$13,862	0	0
SWAN LAKE GROCERY INC.	$14,160	0	0
UNITED SUPERMARKET INC	$14,493	0	0
CANAAN SUPERETTE	$15,123	0	0
MARC L. AND SUSANNE DUFRESNE	$15,140	0	0
NORTH WHITEFIELD SUPERETTE INC.	$15,161	0	0
TIAC INC.	$16,895	0	0
JAMES W. WEST	$17,370	0	0
HUSSEYS GENERAL STORE INC.	$17,401	0	0
CHRISTY'S COUNTRY STORE INC.	$17,546	0	0
B & R ENTERPRISES	$19,219	0	0
WHEATON & MCLAUGHLIN INC	$19,253	0	0
RADLEY'S MARKET INC.	$19,899	0	0
DOWNEAST RETAIL CORP.	$21,139	0	0
DONALD OR HELEN GOSSOM	$22,623	0	0
ROBERT N. BANNISTER	$23,611	0	0
BELFAST VARIETY INC.	$25,271	0	0
FOUR SEASONS TRADING POST INC.	$28,374	0	0
WISCASSET YELLOWFRONT GROC. INC.	$32,886	0	0
YELLOWFRONT GROCERY INC.	$34,779	0	0

Purchaser	"Excess" Capital Deposits	Class A Shares (Offering price $2,527 per share)	Class B Shares (Offering price $2,500 per share)
VERNON C. SEILE	$39,185	0	0
C.E. REILLY AND SONS	$61,872	0	0
COUNTY YANKEE	$72,225	0	0
RONALD & MARIAN BAGLEY	$95,496	0	0
COASTAL RETAIL CORP.	$208,813	0	0
TOTAL	$1,423,302	16 shares	20 shares
Value of Securities	$1,423,302	$40,432	$50,000
TOTAL Value of All Securities	$1,513,734		

(b) Not applicable

(c) The Company issued the above shares in reliance on an exemption from registration pursuant to 17 C.F.R. §§230.251 *et seq.* (Regulation A). The Company is offering rescission to all persons who hold securities sold by the Company after March 1, 2003.

ITEM 6. Other Present or Proposed Offerings

None.

ITEM 7. Marketing Arrangements

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

None.

ITEM 9. Use of a Solicitation of Interest Document

None.

OFFERING CIRCULAR

ASSOCIATED GROCERS OF MAINE, INC.

(Exact name of Company as set forth in Articles of Incorporation)

Type of securities offered:	Variable Rate Subordinated Debt Securities (Excess)
Maximum number of securities offered:	$5,000,000 in the aggregate (including an offer of rescission to holders of securities with an aggregate value of $1,513,734)
Minimum number of securities offered:	None
Price per security:	Face value

Total proceeds: If maximum sold: $3,486,266 If minimum sold: $0

(For use of proceeds and offering expenses, see Question Nos. 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? _____%.
Is there other compensation to selling agent(s)? [ ] Yes [X] No
Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [X] Yes [ ] No (See Question No. 25)

Is transfer of the securities restricted? [X] Yes [ ] No (See Question No. 25)

The offering is being conducted on an open-ended continuous basis during the period beginning on the date of this Offering Circular; provided, however, that the rescission offer forming a part of this offering will be conducted only during a 30 day period beginning on the date of this Offering Circular.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

NOTICE TO NEW HAMPSHIRE RESIDENTS:

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE INVESTOR, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[ ] Is currently conducting operations.
[X] Has shown a profit in the last fiscal year.
[ ] Other (Specify):______________________________
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
Maine	2-1254	September 10, 2003
New Hampshire	(does not assign file numbers)	September 23, 2003
Vermont	51298-23	August 18, 2003
Massachusetts	03037573	September 15, 2003

TABLE OF CONTENTS

Page

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 234 pages.

THE COMPANY

1. Exact corporate name: Associated Grocers of Maine, Inc.

State and date of incorporation: Maine, March 10, 1953

Street address of principal office: 1000 Brunswick Avenue, Gardiner, Maine 04345

Company Telephone Number: (207) 582-6500

Fiscal year: Ends on the last Friday of March

Person(s) to contact at Company with respect to offering: Michael E. Westort, President, Chief Executive Officer

Telephone Number (if different from above): (__)____________

RISK FACTORS

2. *List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).*

(1) Nontransferable Securities. The securities offered hereby (the "Securities") are not certificated and are not transferable from one holder to another. See "Description of Securities".

(2) Subordination. The Securities will generally be subordinated in right of payment to other indebtedness of the Company, including without limitation bank loans, whether now existing or arising in the future. As of March 28, 2003, the Company had outstanding approximately $3.0 million of obligations which ranked senior to the Securities; as of January 30, 2004, the Company had $3,975,000 of obligations senior to the Securities. Under the current financing, for so long as the Company is not in compliance with the terms of any senior indebtedness, the Company generally will not be entitled to make interest or principal payments to the holders of the Securities. In the event of the bankruptcy or insolvency of the Company, holders of senior indebtedness would generally be entitled to full payment before any payments may be made to holders of the Securities, and holders of the Securities may therefore receive only partial payment or no payment of amounts due on such Securities. If the Company's bank refuses to allow the Company to make payments on the Securities, or if the Company becomes bankrupt or insolvent, the Securities, despite their terms, would not be payable on demand and would not be applied for the purchase of additional goods from the Company. Management is considering seeking an additional $5,000,000 in bank debt to finance expansion of the Company's warehouse in Gardiner, Maine. There can be no assurances that the terms and covenants of any new credit agreement will be as favorable as current financing, and such an increase in senior indebtedness (from approximately $3.975 million to approximately $8.975

million) will increase the risk that the Company will not be permitted to pay interest or principal on the Securities.

(3) Possible Integration of Offering. The Securities are being issued in reliance upon an exemption from the registration requirement imposed by § 5 of the Securities Act of 1933 (the "'33 Act") pursuant to 17 C.F.R. §§ 230.251 *et seq.* ("Regulation A"). Regulation A requires that the sum of all consideration to be received for the securities offered thereunder not exceed $5 million in the aggregate, minus any previous sales in any offering that could be integrated with the current offering. Offerings which occur within six months of the start of a particular offering under Regulation A are more likely to be integrated with that Regulation A offering. If the offering of the Securities were to be integrated with a previous offering made in reliance on Regulation A by the Company, this could lead to the Regulation A exemption being unavailable and purchasers of the Securities pursuant to this offering having a right to rescind such purchase upon demand. On September 16, 2003, the Company made its last sale under a previous offering in reliance on Regulation A; as of the same date, all persons who were eligible to purchase such securities were informed by the Company that no further securities sales would be made. The Company assumed that the previous offering terminated on that date. Other than having the Form 1/A for such previous offering continue to be qualified and on file at the Securities and Exchange Commission ("SEC") until March 24, 2004, the Company has taken no actions which could be construed as an offer to sell, or a solicitation of an offer to buy, securities as defined under the '33 Act since September 16, 2003. However, an argument could be made that (i) the previous offering in reliance on Regulation A continued until March 24, 2004, and (ii) that the previous offering should be integrated with the current offering.

However, because the Securities are subject to repayment by the Company upon demand by the holder thereof, the Company does not believe that the risk of integration and its consequences pose any significant incremental risk to the Company.

(4) Variable Interest Rate. The Securities bear interest at rates established from time to time by the board of directors of the Company. Historically, this rate has been the average of the prime rates as reported in the *Wall Street Journal* on the first day and the last day of each six-month period, minus 1.00%; however, the actual rate established (and the method for establishing the rate) is entirely at the discretion of the Company's board of directors, and there can be no assurance that such arrangements will not change on a prospective basis and that any such changes may not be adverse to the holders of the Securities, whether as a result of any additional indebtedness incurred by the Company, or otherwise. See "Description of Securities".

(5) Substantial Leverage; Ability to Service Indebtedness. The Company had total indebtedness of $17,114,841 as of March 28, 2003, and $17,116,932 as of January 30, 2004, and stockholders equity of $2,680,895 as of March 28, 2003 and $2,898,689 as of January 30, 2004. The Company is considering an expansion of its Gardiner, Maine warehouse facility in the Fall of 2004, which management anticipates will be funded by an additional bank credit of approximately $5,000,000. The Company may also incur additional indebtedness in the future, pursuant to the Securities being offered hereby or otherwise, subject in all cases to limitations imposed by its bank indebtedness. The Company's ability to make scheduled principal payments of, to pay interest on or to

refinance its indebtedness (including the Securities), depend on its future performance and financial results, which, to a certain extent, are subject to general economic, financial, competitive and other factors beyond its control. The Company's historical financial results have been, and its future financial results are anticipated to be, subject to substantial fluctuations. There can be no assurance that sufficient funds will be available to enable the Company to service its indebtedness, including that arising under the Securities, to make necessary capital expenditures, to have sufficient availability of working capital, or to comply with the terms of its current or future senior indebtedness. The degree to which the Company is or may become leveraged could have important consequences to the holders of the Securities, including, but not limited to, the following:

(i) The Company's ability to obtain additional financing in the future could be limited;

(ii) Substantially all of the Company's borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates;

(iii) The Company may be more vulnerable to downturns in its business or in the general economy and may be restricted from exploiting business opportunities; and

(iv) The Company's existing bank indebtedness contains financial and restrictive covenants that limit the ability of the Company to, among other things, borrow additional funds, dispose of assets, or repay subordinated debt. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company. See "Description of Securities" and "Management's Discussion and Analysis of Certain Relevant Factors".

(6) Competition. The wholesale grocery supply industry is highly competitive. Competition is based on price, quality and customer service. Although the Company believes it has a strong market presence in its chosen markets and in the geographical regions in which it operates, and that it provides quality goods at competitive prices together with superior customer service, competitive pressures may increase as competitors attempt to gain more market share by lowering prices and/or enhancing levels of customer service. Competition in the markets served by the Company (and those it intends to enter) comes from companies of various sizes, some of which are larger and have substantially greater financial and other resources than the Company and may therefore be better situated to withstand adverse economic or market conditions than can the Company. In addition, the Company's customers face rigorous competition from larger, better financed grocery chains and convenience stores. Larger competitors can better withstand adverse economic or market conditions than can many of the Company's customers, and may have additional competitive advantages attributable to greater buying power and the ability to offer broader ranges of products. In addition, such competitors may be geographically more diversified than the Company's customers and can therefore better withstand adverse regional or local economic conditions. Negative effects on the Company's customers from competition in the retail grocery market would adversely affect the Company's financial condition and operating results, and such effects could be material. See "Business and Properties".

(7) Key Customers. The Company has several large customers, many of whom are subject to cyclicality in their businesses and have in the past varied, and may in the future vary, their levels of business with the Company significantly from period to period. The loss or business failure of one or more of such customers, or a weak or declining market in which such customers reduce orders or become unable to pay amounts due to the Company, could have a material adverse effect on the Company.

(8) Dependence on Sources of Supply; Dependence on Central Warehousing Facility. The Company's operations depend upon obtaining on a timely basis adequate supplies of quality goods with which it supplies its own customers in turn, and upon the continuous use of its central warehousing facility in Gardiner, Maine. From time to time, suppliers may extend delivery times, limit supply to the Company or increase prices due to capacity constraints or other factors. Any interruption in the Company's ability to use the Gardiner facility, as could occur in connection with an expansion of that facility, as is currently under consideration, could adversely affect the Company's results of operations; the Company currently believes that this is unlikely to occur. Results of operations could also be adversely affected if the Company were unable to obtain adequate supplies of quality goods in a timely manner or if there were significant increases in the costs of its goods, although historically the Company has been able to pass along such costs to its customers and believes that it is unlikely that the Company would uniquely experience such cost increases.

(9) Regional Economic Conditions. The Company's business is generated entirely from customers located and doing business in the Northern New England states. The regional economy may experience significant economic downturns in which the Company may show stagnation or decline in revenues, as occurred in the late 1980s and early 1990s. Accordingly, the Company's financial condition, particularly in light of its leveraged condition, could be adversely affected by a worsening in the regional economy.

(10) Possible Environmental Liabilities and Compliance Costs. The Company learned in 1997 that soil and groundwater petroleum contamination occurred at property owned by its wholly-owned subsidiary, A. G. Development Corp., in Corinth, Maine, due to leakage of underground storage tanks prior to their removal in 1986. The property was sold to a third party unrelated to the Company in May 1999, but the Company and A. G. Development Corp. remain legally responsible for the costs of remediation of the site and for any fines or third party claims raised in connection therewith. The Company established its eligibility to receive indemnification from the state of Maine for costs associated with this clean-up and third party claims, up to a maximum of $1 million; of this indemnification, approximately $560,000 remains available. Although the Company currently believes that no fines will be assessed and that it is eligible for indemnification sufficient to cover all of the expected costs of the remaining remediation and third party claims, there can be no assurance that fines will not be imposed on the Company, or that the Company will not be required to make unindemnified payments for additional environmental remediation or third party claims. See "Litigation" below for more information.

(11) Outcome of Rescission Offer. The Company is offering to all current holders of the Company's Class A shares, Class B shares and Variable Rate Subordinated Debt

Securities (Excess) purchased in the period between March 1, 2003 and September 16, 2003 a rescission right, entitling them to elect, during the period ending thirty (30) days after the qualification of this Offering Statement, to rescind any such purchases. The maximum liability of the Company to shareholders pursuant to this rescission offer is $1,513,734, plus interest. Management does not anticipate that any substantial rescissions will be effected, due to the Company's present financial condition and the fact that the securities covered by this offer are already subject to payment on demand by their terms. However, there can be no assurance that a substantial amount of these Securities will not be tendered for repurchase under the rescission offer. A high level of tender by securities holders could cause the Company to experience liquidity shortfalls, the consequences of which would be material and adverse to the Company and purchasers of the Securities.

(12) Seasonality. The wholesale grocery supply business is highly seasonal and, in Maine, is dependent in part on tourism. The Company realizes, on average, approximately 36% of its annual revenues during the period from Memorial Day through Labor Day. The Company typically experiences operating losses for the period from November through March. There can be no assurance that the Company will be able to finance its capital requirements from external or internal sources during this period. The substantial degree of seasonality of the Company's revenues increases the impact of adverse events on operating results, including events negatively impacting tourism in the State of Maine.

(13) Risks Associated with Growth. The Company presently intends to expand its activities in the States of New Hampshire, Massachusetts and Vermont. See "Business and Properties." Such growth could place a significant strain on the Company's management, employees and operations. Such growth is likely to increase the operating complexity of the Company and the level of responsibility for new and existing management. Unexpected difficulties during expansion, the failure to attract and retain qualified employees, or the Company's inability to respond effectively to recent growth, could have a material adverse effect on the Company. The Company needs to undertake physical expansions and capital improvements in order to effectuate its expansion plans, particularly with regard to the warehousing and distribution of perishable goods. The Company currently is considering whether to embark on a 43,000+ square foot perishable goods addition to its warehouse in Gardiner, Maine, in the Fall of 2004.

(14) Dependence on Key Personnel. The Company's success depends in part upon the continuity of the Company's management team, taken as a whole, and the continued contributions of key management, sales and marketing personnel, certain of whom would be difficult to replace. The loss of the services of certain of these executives could have an adverse effect on the Company. There can be no assurance that the services of such personnel will continue to be available.

(15) Use of Proceeds for Working Capital; Management Discretion. The proceeds of the offering are intended to be used for the Company's working capital needs. This broad category confers upon management of the Company substantial discretion with respect to the specific applications of such funds, as to which investors in the Securities will have very limited influence.

(16) Continuous Offering. The offering of Securities described in this Offering Circular will be made on a continuous basis beginning on the date of this Offering Circular. Although the Company intends to amend this Offering Circular to reflect material developments if, as and when they occur, the Company's business, financial condition and operating results will be subject to change during such period.

(17) Absence of Minimum Offering Amount. Because the offering is not subject to or conditioned upon any minimum level of proceeds, there can be no assurance as to the adequacy of the proceeds of the offering to address the needs identified in Question No. 9, "Use of Proceeds." In 2003 and 2002, the Company relied on a net positive funding from sales of securities and required capital deposits, after redemptions, of $575,000 and $598,000, respectively, together with cash generated from operations, to repay its debt and fund operations. Without these funds, the Company would have to look to other sources for funds to repay its debt and support operations.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. *With respect to the business of the Company and its properties:*

(a) *Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.*

Associated Grocers of Maine, Inc. ("AG" or the "Company") is principally engaged in the business of purchasing, warehousing, selling and delivering to its member-stockholders and certain other customers all groceries and other products generally sold by retail grocers. AG has been in continuous operation since 1953. Its membership and customer base is comprised entirely of independent retail grocers—those not part of a supermarket chain (such as Shaw's or Hannaford's). Presently, the vast majority of AG's customers are located in the State of Maine. In recent years, AG has begun to establish relationships with customers located in New Hampshire, Vermont and Massachusetts, and management presently intends to expand the Company's activities in those states.

The Company purchases, warehouses, sells and delivers to its member-shareholders, on a cooperative basis, a wide array of products sold by retail grocers, from national and regional brands (such as Proctor & Gamble, Nabisco, Hormel, Kraft, General Mills, Jordan and Oakhurst) as well as private label products sold under the Shurfine label, including meats, deli products, seafood, bakery items, produce, frozen foods, dairy products, canned goods and dry groceries. AG's regular product offerings are comprised of over 16,000 SKUs (stock keeping units, or individual products), and it also executes special orders on request. These products are

delivered to and warehoused at AG's 220,000 square foot facility located in Gardiner, Maine, and from there are delivered by AG to its customers' store locations. The Company's pricing of its products generally reflects its cost of goods, plus its gross margin and a warehouse/delivery charge. Billing terms are generally net 7 days after delivery. Payments are ordinarily collected by AG's drivers upon the delivery of the customer's next order, although some multi-store accounts with centralized accounting mail in their payments following delivery.

AG also provides several services to its member-shareholders / customers that complement its product offerings. AG personnel regularly visit customers' stores and provide analyses of customers' operations and offer suggestions for revenue enhancement and cost controls, including merchandising and promotional assistance. AG also offers assistance in design and expansion planning for customers. The Company administers for customers' benefit numerous marketing programs, including pass-through special pricings, deals and promotions, and manufacturers' advertising rebate programs. AG also offers its customers assistance in preparing, targeting, distributing and implementing newspaper, direct mail and other advertising. The Company also assists its member-shareholders in setting up automated systems, including point of sale and direct store delivery systems, to enable more timely and accurate internal data gathering and product ordering. AG offers assistance to its member-shareholders in implementing accounting and bookkeeping systems, generating financial statements and other reports, and obtaining financing for store improvements and expansions. AG charges on an hourly and cost-plus basis for certain of such services, including advertising and accounting. Revenues from advertising services, for example, totaled approximately $748,000 in the fiscal year ended March 28, 2003, or approximately 0.6% of total revenues for such period. The Company also performs market research and analysis to identify locations where existing or potential member-shareholders might establish retail locations, with or without assistance from A.G. Development Corp.

Through AG's wholly-owned subsidiary, Allied Insurance Agency of Maine, Inc., member-shareholders (and others) can obtain business and personal insurance coverages, including property insurance, liability insurance, automobile insurance, bonding for commercial businesses, workers' compensation insurance, life insurance and health insurance. AG's wholly-owned subsidiary, A.G. Development Corp., leases retail locations and store equipment and sub-leases those locations and equipment to qualified independent store operators who become AG member-shareholders; at the current time, no such sub-leases are outstanding.

(b) *Describe <u>how</u> these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the*

estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Company acquires the products it resells to its member-shareholders from over 2,500 manufacturers, vendors and brokers. These products are shipped to the Company's warehouse. In most cases, discounts ranging from 2 - 2 3/4% of invoice are available for prompt payment; the Company has historically obtained such discounts, and intends to continue to do so. Management believes that, due to the diversity of its supplier base and the availability of alternative sources of supply, none of these individual arrangements is of such substantial importance to the Company that the loss thereof would materially and adversely affect the Company's operations.

The Company warehouses goods received from its vendors at its 220,000 square foot facility located in Gardiner, Maine, which AG owns and operates. Management is currently considering a 43,000 square foot expansion of the perishable goods portion of the facility in light of increased demand in the dairy, frozen, bakery, meat, deli and produce departments, resulting from higher sales volumes and a change in retail product mix. Bids have been received indicating a projected cost for such expansion of approximately $5 million. Other than the need to expand the perishable goods portion of the warehouse, Management believes that this facility will otherwise be sufficient to accommodate additional volume that may result from AG's expansion activities for the foreseeable future. Construction of this facility is presently being considered for the Fall of 2004, and management expects that any such expansion would be financed entirely through bank lending. AG delivers products to its member-shareholders by means of its 22 truck fleet and approximately 79 employees involved in warehousing and shipping operations. The value-added services provided by the Company to its member-shareholders (see Question No. 4(a)) are provided both on-site at the customers' premises and from the Company's own offices by approximately 98 of its employees.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes that it can effectively compete with these and other companies in its area of competition.

The Company competes in the wholesale market for sales of groceries and other goods and related services to retail grocers. The Company presently provides its goods and services principally to its member-shareholders located in Maine, and also provides goods and services to a smaller number of member-shareholders in New Hampshire, Massachusetts and Vermont. The Company intends, over the next 12 months, to continue recruiting new member-shareholders and expanding its activities in New Hampshire, Massachusetts and Vermont. The trend in the retail grocery industry has been toward consolidation and expansion by large supermarket chains, which generate their own sources of supply of goods and services. The chains have grown or expanded by acquiring independent retail grocers, or by driving independent grocers out of business through competition. Retail grocers have also faced increased competition from other store formats, such as mass merchandisers and discount drug store chains, which, like the supermarket chains, have their own sources of supply. This competition, while directly affecting retail grocers, also indirectly (but significantly) affects the wholesalers, such as AG, that supply them.

The number of wholesalers competing with the Company has declined over the last 15 years, due to consolidations and decisions by wholesalers to exit the marketplace. This trend, management believes, has benefited the Company by enabling it more clearly to differentiate itself from the remaining competition on the basis of its customer service.

Competition for the Company's customer and membership base (independent retail grocers) is based upon a combination of member discounts, product quality, product variety and value-added services (see Question No. 4(a)) provided to customers. Management believes that the Company's prices are, in most cases, equal to those of its competitors, but that in some instances Company prices are higher or lower than competitors. Pricing variations are most often attributable to, and reflect, product quality variations, which in turn reflect strategic choices made by the wholesaler as to its present and prospective customers' relative preferences with respect to these criteria. AG does not believe that there are significant differences between the products and services it offers and those offered by its competitors.

The Company's principal competitors are SuperValu (a publicly traded grocery chain headquartered in Minneapolis, Minnesota), Hannaford Bros. (the owner of the Shop & Save supermarket chain, which is headquartered in southern Maine), Pine State Trading (an Augusta, Maine-based convenience store supplier and beer distributor), Associated Grocers of New England (a cooperative similar to AG based in Manchester, New Hampshire) and C&S Wholesaler (a large wholesaler based in Vermont, servicing primarily chain-store accounts). Currently, management believes that SuperValu has a strong competitive presence in all four of these states; Hannaford Bros. and Pine State are strong competitors in all but Massachusetts; C&S has a strong presence in all but Maine; while Associated Grocers of New England plays a significant role only in New Hampshire. Some of these competitors are

substantially larger than AG. Larger size enables these competitors to buy products in larger quantities and obtain better pricing on some (but not all) products than is extended to AG and other smaller wholesalers. However, management believes, based in part on comparisons of competitors' invoice prices to retailers, that the larger operators are, in many cases, less cost-efficient than AG, thereby narrowing or eliminating this initial pricing advantage. Management expects that the proposed expansion of the Gardiner, Maine warehouse to handle greater quantities of perishable goods more efficiently would improve the Company's ability to compete by reducing its cost of operations and allowing AG to offer an even larger variety and quantity of perishable goods to its current and future member-shareholders. Management also believes that AG can effectively compete in Maine due to AG's reputation for delivering more, higher-quality value-added services to its member-shareholders than do its principal competitors. AG also offers multiple advertising programs, which management believes are attractive to independent retailers across a wide spectrum of sizes and strategies.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for, a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

AG intends to employ a variety of methods in expanding its membership and presence in New Hampshire, Vermont and Massachusetts, including extensive personal contact by sales representatives with prospective members, emphasizing the Company's price competitiveness, high-quality, diverse product offerings and superior value-added services. In addition, the Company intends to advertise through industry publications and to promote itself at industry trade shows in each of the states in which the Company is active. AG intends to continue to pursue these efforts in Maine as well, in order to maintain and expand its membership in that market.

Management believes that the Company can make substantial further inroads into the northern Massachusetts independent retailer market. The Company intends to offer products and services virtually identical to those currently being offered in Maine, Vermont and New Hampshire. Management believes that, geographically, further expansion by AG into northern Massachusetts (particularly the areas bordering New Hampshire and Vermont)

complements its existing operations. AG intends to focus its efforts in northern Massachusetts on those retailers who would utilize AG's customer services and to whom product deliveries would be most logistically feasible.

The Company has no single customer that accounts for 6% or more of its annual sales.

(e) *State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.*

As of: January 31, 2004 (a recent date)	$2,475,000
As of: January 31, 2003 (one year earlier)	$2,503,000

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

Because the economies of the States of Maine, New Hampshire and Vermont rely heavily on tourism, the Company's operations (as well as those of many of its customers) are seasonal in nature. The peak tourism in these states is generally from Memorial Day weekend through Labor Day weekend, during which period AG's volume of sales increases as much as 15% over average weekly figures.

As of March 31, 2003, the Company's average weekly sales per store are approximately $7,284 versus an average of $8,811 in the prior year. This decrease was largely the result of lower prices for beef, pork, dairy products, and cigarettes, with the total quantities of products delivered to existing accounts remaining approximately the same.

More recently, average weekly sales per store in the period beginning March 31, 2003 through January 30, 2004 was $8,397. This apparent increase over the prior fiscal year was largely due to the cyclicality of the Company's business and the distortion inherent in comparing the full fiscal year ended March 31, 2003 with the ten month period ended January 30, 2004.

Due to the geographical concentration of the Company's business, its sales reflect to a substantial degree general and local economic conditions affecting northern New England, and are, in that respect, cyclical.

(f) *State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the*

dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The Company currently has 184 full-time and part-time employees, and does not anticipate any significant change in that number within the next 12 months. The Company's employees break down along functional lines as follows:

Management	11
Clerical	39
Administrative	48
Operations	60
Drivers	26

Warehouse operations and driver personnel are members of the International Brotherhood of Teamsters. The Company and the unionized employees negotiated a contract that expires on August 31, 2006.

The only significant supplemental benefit program which the Company makes available to its employees is a profit sharing bonus program extended to management, whereby the management team is entitled to receive 10% of the Company's total consolidated pre-tax profits in the event such profits exceed $200,000 in any year. The disbursement of this pool of funds is at the discretion of the Chief Executive Officer based upon individual performance as well as achievement of departmental budget objectives. The Company has made six distributions under this program: with respect to fiscal year 1996-97, an aggregate amount of $52,661, with respect to fiscal year 1997-98, an aggregate amount of $77,131, and with respect to fiscal year 1998-99, an aggregate amount of $92,126, with respect to fiscal year 1999-2000, no distribution was made, with respect to fiscal year 2000-2001, an aggregate amount of $41,376 was paid, with respect to fiscal year 2001-2002, an aggregate amount of $54,000 was distributed, and with respect to fiscal year 2002-2003, an aggregate amount of $35,950 was distributed.

(g) *Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.*

The Company's wholly-owned subsidiary, A.G. Development Corp., owns a 122.6-acre commercial/industrial park facility in Gardiner, Maine. The park is mortgaged to secure indebtedness of the Company under an Urban Development Action Grant obligation provided through the City of Gardiner, Maine, which obligation had an aggregate outstanding balance of $580,887 as of January 30, 2004. The book value of the land and improvements at the park (excluding AG's premises) as of March 28, 2003 was approximately $75,000,

with a market value, in management's opinion, of approximately $75,000. AG itself owns its facility, which is located within the A. G. Development Corp. commercial/industrial park, and which is comprised of the Company's executive offices, as well as its 220,000 square foot warehousing and shipping facilities. The facility includes modern frozen and refrigerated goods storage equipment and automated product handling equipment, and is in good repair. Management believes, however, that the efficiency of the Company's operations, and the quality and diversity of product that it can offer to its customers, would be improved by an expansion of this facility's ability to handle perishable goods. This expansion, which would add an additional 43,000 square feet to the warehouse, is currently being considered by management of the Company for the Fall of 2004. Such an expansion would not affect the ability of the Company to continue its normal operations, but would require the Company to incur approximately $5,000,000 in additional bank debt. The expansion would allow the Company to better respond to increased demand in the market for greater quantities and greater variety of product in the dairy, frozen, bakery, meat, deli and produce departments. Management believes that the property is sufficient to accommodate the additional volume of non-perishable goods that may result from the Company's activities in the foreseeable future. This property has been mortgaged to secure the Company's bank indebtedness. See "Capitalization". Management believes that the current fair market value of this facility is approximately $10 million. The facility was originally constructed for a total cost (including subsequent improvements) of approximately $5,800,000.

As part of the Company's retail development strategy, A. G. Development Corp. may purchase or enter into leases of retail grocery sites with a view to subleasing them to qualified retailers who would then become member-shareholders and purchase their inventory from the Company. A.G. Development Corp. is not presently party to any such agreement, but the Company has provided a guarantee for the payment of $5,000 per month in lease payments by sub-tenant in a similar arrangement for a retail property located in Skowhegan, Maine, until the year 2006.

In addition, the Company has leased, from a variety of sources, computers and other office equipment, as well as vehicles and forklifts, for use in its operations. The future minimum rental payments occurring under these leases total approximately $2,807,000 as of March 28, 2003; management believes that the total of future minimum rental payments has not materially changed as of the date hereof. Although the company may lease additional tractor trailers to replace similar items that are no longer useable, management does not anticipate the need for substantial new lease obligations in the near future.

(h) *Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license*

agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

There are no significant items of intellectual property in the Company's business, nor is it a party to any significant license agreements. The Company does not expend any of its funds on research and development activities, as the success of its business does not depend on such efforts.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Company is subject to customary health inspections by the United States Department of Agriculture with respect to its handling and storage practices for certain products. Although it, like other businesses, is also subject to occupational safety, environmental, land use and other regulation, management does not believe that compliance with such regulations involves material expense or substantial burdens on the Company's operations, other than as set forth in paragraph (10) under "Risk Factors". The principal regulatory agencies to which the Company is responsible are as follows: The Maine Department of Environmental Protection, the Maine Department of Labor, the Maine Liquor Commission, the Maine Transportation Department, the U.S. Occupational Safety and Health Administration, the U.S. Department of Labor, the U.S. Department of Agriculture and U.S Department of Justice--Federal Drug and Enforcement Agency.

The Company's subsidiary, Allied Insurance Agency, is subject to supervision by the Maine Bureau of Insurance. The insurance products sold by Allied Insurance Agency are described in the response to Question No. 3(a).

Except with respect to environmental contamination at A. G. Development Corp.'s Corinth facility (see Question Nos. 2(10) and 43), neither the Company nor any of its subsidiaries has, to management's knowledge, committed any material regulatory violations.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

1. Allied Insurance Agency of Maine, Inc., 100% of stock owned by AG. Engaged in the insurance agency business, principally providing commercial and personal coverages to AG's customers, their

employees and the general public. This entity was formed in 1973, and accounted for less than 1% of AG's consolidated revenues for fiscal 2002-03. This corporation has never been found to be in violation of Maine insurance regulations.

2. A.G. Development Corp., 100% of stock owned by the Company. Engaged in leasing and subleasing real property and machinery and equipment to the Company and its customers. This entity was formed in 1973, and accounted for less than 1% of the Company's consolidated revenues for fiscal 2002-03.

The financial condition and operating results of Allied and A. G. Development Corp. are included in the Company's consolidated Financial Statements attached hereto. The Company also owns, as of January 30, 2004, 2,942 shares of class C stock in Associated Wholesalers, Inc. ("AWI"), a Pennsylvania-based grocery and health and beauty care distribution cooperative, and 194,713 shares of nonvoting common stock and 1 share of voting stock in Western Family Holding Company ("Western Family"), the parent organization of Western Family Foods, Inc., a grocery distribution cooperative based in Oregon. These both represent minority interests in such entities. AWI and Western Family are cooperatives that require stock ownership as a precondition to the purchase of goods from them. The AWI stock and the Western Family stock were acquired for $80,956 and $194,713, respectively. AG used to purchase its health and beauty care products on a cross dock/central billing basis from AWI. AG buys its private label (Shurfine) products from Western Family.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The Company has not experienced any such events in the past five years, and no such events or transactions are presently pending or anticipated.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Not applicable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. *What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)*

   Total $127,307.

6. *If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.*

   Not applicable – Securities are debt instruments.

7. (a) *What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.*

   $2,898,689 as of January 30, 2004.

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

Not applicable.

(b) *State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, any relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)*

During the one year period preceding the date of this Offering Circular, the Company issued $1,423,302 in principal amount (gross) of its Variable Rate Subordinated Notes (Excess) to approximately 200 purchasers, all of whom were customers and shareholders of the Company. During the same period, the Company sold 16 Class A shares to 16 customers of the Company, for total consideration in the amount of $40,432, and 20 Class B shares to 19 customers of the Company, for total consideration in the amount of $50,000. All sales were for cash. No such instruments were sold during the period between September 16, 2003 and the date hereof.

Pursuant to guidance provided by the SEC's Division of Corporation Finance, the Company has revised the terms of the Class A and Class B shares such that they are no longer securities within the definition of the '33 Act.

As described elsewhere in this Offering Circular, the Company will be offering rescission to all purchasers of the above instruments in the 30 days following the

qualification of this Offering Circular. The total value of all such instruments subject to such rescission offer is $1,513,734. Of such rescission instruments, $84,202 in original purchase price are held by three (3) directors of the Company (or persons owned, affiliated or operated by such three directors), and none are held by its executive officers; the Company does not expect that any such directors or affiliated persons will seek rescission in connection with any such rescission instruments.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

Not applicable – Securities are debt instruments.

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If maximum is sold: Not applicable – Securities are debt instruments.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:* Not applicable.

These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: Not applicable.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Maximum Sold	
	Amount	%
Total Proceeds	$3,486,266(1)	100%
Less: Offering Expenses		
Commissions and Finders Fees	$0	
Legal & Accounting	$10,000	
Copying & Advertising	$1,000	
Other (Specify): _______	$0	
Net Proceeds from Offering	$3,475,266	
Use of Net Proceeds		
Working capital	$3,475,266(2)	100%
Total Use of Net Proceeds	$3,475,266	100%

(1) Total maximum cash proceeds to the Company in light of (i) prior sales and (ii) the rescission offer. As described more fully elsewhere in this Offering Circular, during the 30-day period commencing on the date of this Offering Circular, the Company is offering rescission to those persons who purchased securities of the Company in the period between March 1, 2003 and September 16, 2003 for a total of up to $1,513,734. The Company does not anticipate that any significant amount of such Securities will be tendered for repurchase; however, in the event that such Securities are tendered for repurchase, the Company intends to utilize its existing cash together with, to the extent necessary, proceeds of this offering to fund such repurchases.

(2) None of the proceeds of the offering will be paid to officers or directors of the Company or their affiliates or associates. Officers and directors of the Company will be extended rescission offers for Securities in the aggregate amount of $84,202, as discussed in Section 7(b) above.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

In the event and to the extent that any of the rescission offerees exercise their rights (see note (1) to table in Question No. 9(a)), because any such transactions would occur within the 30-day period beginning on the date of this Offering Circular, the Company would first apply cash and available borrowings under its line of credit to effectuate such rescissions, and, to the extent necessary, proceeds of the offering. However, as discussed elsewhere, management does not anticipate that any substantial rescissions will occur. If that proves to be the case, management intends to apply the proceeds of the offering to the following uses, in the following order of priority:

1. Purchasing inventory for resale;

2. Repayment of line of credit and other indebtedness;

3. Funding of operating expenses (e.g., payroll, benefits, utilities, taxes);

4. Acquisition of machinery and equipment in the ordinary course of business.

Such uses may be subject to change, due to unanticipated fluctuations in the Company's operating revenues or expenses. Because (i) the Company funds its needs from four sources—operating revenues, borrowings under its line of credit, required capital deposits and share purchases by member-shareholders, and proceeds from sales of Securities—and the proceeds of such efforts are essentially fungible, and (ii) the offering is being conducted on a continuous basis following the date of this Offering Circular, and therefore the timing of receipt by the Company of proceeds pursuant to the offering is uncertain, it is difficult to earmark with precision the ultimate application of these proceeds. However, in 2003 and 2002, the Company has received $575,000 and $598,000 annually in proceeds from sales of securities (net of redemptions), while paying out annual interest on its securities ranging from $463,000 to $420,000; thus, to that extent it, has historically been dependent upon such proceeds for the funding of its operations. See Question No. 2(14).

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Historically, the Company's working capital requirements have been fulfilled through funds generated from the Company's operations (sales revenues) and borrowings under the Company's $6,000,000 revolving line of credit and a $2,000,000 revolving term loan with Fleet Bank (see Question Nos. 17(a)(7) and 19)), augmented by proceeds from sales of its securities and required capital deposits to its member-shareholders. During the fiscal years ended in March 2003, March 2002, March 2001, March 2000 and March 1999, respectively, the Company received proceeds from such sales of Securities and required capital deposits/member share purchases, net of redemptions and principal repayments, totaling $575,000, $598,000, $65,000, $1,357,000, and $300,088, respectively. In the absence of member resignations (with the concomitant redemption of the required capital deposits) and principal repayments of Securities substantially in excess of historical levels, or unforeseen events negatively affecting the availability of the Company's ability to borrow under its line of credit, management believes that such sources will be adequate for the Company's working capital needs. During the fiscal year ended March 28, 2003, the Company had cash provided by operations of $1,056,277, had cash used from investing activities of $860,580, reduced indebtedness by $1,312,372 and received

$574,967 from net sales of Securities and required capital deposits/member share purchases. This resulted in decreasing cash by $591,583. During the preceding fiscal year, higher percentages of working capital were provided by net proceeds from sales of Securities and required capital deposits/member share purchases.

(b) *If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of the proceeds of such indebtedness.*

As reflected in Question No. 9(b), the Company may apply a portion of the proceeds from the offering to discharge indebtedness. It is anticipated that such repayments would involve principally:

(1) repayments of Securities upon demand by the holders due to the holders' seasonal cash needs, which have historically totaled $1.1-2.0 million per year.; (see Question No. 17 for discussion of interest rates and other terms of Securities); and

(2) repayments of amounts outstanding under the Company's line of credit with Fleet Bank, which bear interest at Fleet Bank's prime lending rate or a LIBOR-based rate (at the Company's option), as such rates may vary from time to time, and are subject to the terms of the Master Loan and Security Agreement (the "Loan Agreement"), dated as of May 12, 1998, as amended by the First Amendment to Master Loan and Security Agreement dated October 26, 2000, and the Second Amendment to Master Loan and Security Agreement dated October 24, 2002, between the Company and Fleet National Bank, which is summarized below.

Under the Loan Agreement, the Company may borrow an amount equal to 85% of its qualifying accounts receivable plus 55% of its qualifying inventory, subject to a maximum of $6 million. Also, there is another $2,000,000 line of credit which (i) may be applied to fund up to 80% of the purchase price of machinery and equipment, and (ii) the Company may re-lend to member stores, subject to requirements with respect to the collateral that must be provided by such member stores. The maturity date of the facilities is September 30, 2004. The Company's obligations under the Loan Agreement are secured by a lien on substantially all of the Company's assets, and are senior in right of payment to the Securities.

Other than with respect to term loans created under the sub-facilities, the Company's payment obligations under the Loan Agreement will consist of monthly payments of interest, with principal subject to repayment at maturity on September 30, 2004 unless the Loan Agreement is renewed by Fleet prior thereto. The Company can prepay principal at any time without penalty or premium, and (subject to compliance with the borrowing formula described above and the absence of any default under the Loan Agreement) can reborrow principal amounts previously paid.

The Loan Agreement contains customary default provisions, including cross-defaults tied to other obligations of the Company, which entitle the bank to demand immediate payment in full. The Loan Agreement also contains customary affirmative and negative covenants relating to the Company's business operations and

financial condition, including requirements that the Company's (i) minimum debt service coverage ratio be not less than 1.25, (ii) minimum tangible net worth be more than $2,597,000 plus 25% of current years after-tax earnings.

(c) *If any material amount of the proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.*

Not applicable.

(d) *If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:*

Not applicable.

11. *Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.*

The Company is not presently experiencing cash flow or liquidity problems, nor, based on currently available information, does management anticipate such problems within the next 12 months. As discussed elsewhere in this Offering Circular, a substantial portion of the Company's subordinated indebtedness is, by its terms, payable on demand (see "Capitalization" and "Description of Securities"). In addition, under certain circumstances, the Company's ability to make additional borrowings under its bank credit facility could be restricted, and the lender is entitled, in the event of a default by the Company or the lender's good faith determination that it is insecure with respect to the prospect of repayment, to require the repayment of all amounts outstanding under such facility. See Question No. 10(b). Management has received no indication that any significant erosions of its cash position are likely to occur as a result of demands for repayment of subordinated indebtedness, or that the Company's bank lender has, or is likely in the foreseeable future to have, any basis for restricting the Company's borrowings or requiring repayment of the amounts outstanding under the line of credit.

12. *Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.*

Management presently estimates capital expenditures totaling $383,000 during the next 12 months, with an additional expenditure of approximately $5 million being required if the Company decides to go ahead with an expansion of the Company's Gardiner, Maine, warehouse facility. Funds for this project will be raised exclusively through bank financing. With regard to all other capital expenditures, management anticipates that, based on the Company's historical operating revenues and borrowing capacity under its line of credit, the proceeds from the sale of the securities described in this Offering Circular will satisfy the Company's cash requirements for the next 12 months. Management's expectation is based on the Company's experience in the most recent fiscal year, during which $575,000, net of redemptions, in proceeds from Securities sales and required capital deposits/member share purchases were realized (see Question No. 10(a)). Excess proceeds, if any, would likely be used to reduce the Company's bank indebtedness. Management would seek to cover any shortfalls by increasing borrowings under the Company's line of credit with Fleet Bank.

CAPITALIZATION

13. *Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:*

	Amount Outstanding	
	As of: 1/30/04	As Adjusted Maximum(1)
Debt:		
Short-term debt (average interest rate 3.122%)	$3,975,000	$3,975,000
Long-term debt (average interest rate 8.00%)	580,887	580,887
Capital deposits (average interest rate 4.5%)	4,238,616	4,238,616
Variable rate subordinated debt securities (Excess) (average interest rate 4.5%)	**2,847,394**	**6,333,660**
Total debt	11,641,897	$15,128,163
Membership Interests:		
Class B Nonvoting Preferred Stock - par or stated value (by class of preferred in order of preferences)		
Preferred stock - $2,500 stated value	972,500	972,500

Preferred stock subscribed - $2,500 stated value	220,000	220,000
Class A Voting Common Stock--par value $1,500 per share	363,000	363,000
Additional paid in capital	231,567	231,567
Retained earnings	1,331,622	1,331,622
	3,118,689	3,118,689
Less: Preferred stock subscribed	220,000	220,000
Total members' equity	2,898,689	2,898,689
Total Capitalization	$14,540,586	$18,026,852

(1) Management believes that, based on its customers' usual practices with respect to demanding repayment of Securities during lower cash flow periods, it is appropriate to assume that the full amount of new Securities issued, together with those outstanding at the start of the offering, would not remain outstanding at the end of the first year of the offering. Based on the past three fiscal years' experience, management believes that approximately 31% of the newly issued Securities (or $1,080,742) will remain outstanding at the conclusion of the first year of the offering, resulting in a total of $3,928,136 in Securities and $12,722,639 in total indebtedness.

Number of preferred shares authorized to be outstanding:

Class of Preferred	Number of Shares Authorized	Par Value Per Share
1,600 Class B Non-Voting Preferred Stock	1,600	$2,500 (par value)

Number of common shares authorized: 800 shares. Par or stated value per share, if any: $1,500

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[ ] Common Stock
[ ] Preferred or Preference Stock
[X] Notes or Debentures (one class: Variable Rate Subordinated Debt Securities (Excess))
[ ] Units of two or more types of securities, composed of:
[ ] Other: ____________________

Explain:

The purchase price for the Variable Rate Subordinated Debt Securities (Excess) may be paid in cash or, at the option of the purchaser, through the addition of a 1% surcharge on each invoice from the Company to the holder for goods purchased. The interest rate and payment provisions, the maturity and the subordination provisions relating to the Variable Rate Subordinated Notes are set forth in Question No. 17(a) below. Upon liquidation of the Company, the Variable Rate Subordinated Debt Securities (Debt) would be subject to repayment in full after the payment in full of all of the Company's outstanding senior indebtedness (including but not limited to its bank indebtedness) and before any distribution may be made in respect of the Class A shares and the Class B shares. All Securities (plus accrued but unpaid interest thereon) are subject to payment in full upon demand by the holder.

15. *These securities have:*

Yes	*No*	
[ ]	[X]	*Cumulative voting rights*
[ ]	[X]	*Other special voting rights*
[ ]	[X]	*Preemptive rights to purchase in new issues of shares*
[ ]	[X]	*Preference as to dividends or interest*
[X]	[ ]	*Preference upon liquidation*
[ ]	[X]	*Other special rights or preferences*

Explain: See Question Nos. 14 and 17 concerning the liquidation preferences of the Securities.

16. *Are the securities convertible?* [ ] Yes [X] No

17. *(a)* *If securities are notes or other types of debt securities:*

(1) *What is the interest rate?* ________%

If interest rate is variable or multiple rates, describe:

The Securities bear interest at rates established by the Company's board of directors from time to time. The Securities may only be purchased by persons who have purchased the required level of Class A shares and Class B shares in the Company and that have made the required capital deposit ("Factor") with the Company equal to three times the holder's average weekly purchases of goods from the Company (up to a maximum of $50,000), to serve as security for purchases by such member. At present, the Securities bear interest at a rate equal to the average of the "prime rate" as published in the *Wall Street Journal* on the first and last business days of each semi-annual payment period, minus 100 basis points (1.00%), which rate is calculated semi-annually and applies with respect to the preceding semi-annual period. The current rate under this formula is 4.50% per annum. Interest on the Securities is payable semi-annually in arrears on June 15 and December 15.

(2) *What is the maturity date?* ___/___/___

If serial maturity dates, describe:

The Variable Rate Subordinated Debt Securities (Excess) are payable upon demand by the holder, plus accrued interest thereon.

(3) *Is there a mandatory sinking fund?* [ ] Yes [X] No Describe: __________

(4) *Is there a trust indenture?* [ ] Yes [X] No
Name, address and telephone number of Trustee ____________

(5) *Are the securities callable or subject to redemption?*
[X] Yes [ ] No Describe, including redemption prices:

The Securities are subject to repurchase by the Company in the event that the holder resigns, becomes ineligible or is found by the board of directors of the Company to be conducting business in a manner inimical to Company policy. Any such repayment shall include all accrued but unpaid interest on the Securities in question.

(6) *Are the securities collateralized by real or personal property?*
[ ] Yes [X] No Describe: ______________________

(7) *If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.*

The Securities are subordinated to the prior payment in full of the Company's indebtedness to Fleet Bank under its line of credit and to the Company's indebtedness under its Urban Development Action Grant loan obligations. Under the line of credit, $3,000,000 was outstanding as of March 28, 2003, and the Company had additional borrowing capability under the line of credit of $3,000,000. The Company is entitled to make payments of principal and interest on the Securities as and when required (but not merely permitted) under the terms of the Securities, so long as at the time of such payment (or as a consequence of such payment) the Company is not in default under any of the terms of the line of credit. Such permitted payments would include regular scheduled payments of interest on the Securities, as well as repayments of principal on demand. Events of default under the line of credit include, but are not limited to, (i) the failure by the Company to pay principal or interest under the line of credit or any other indebtedness of the Company when due, (ii) the commencement of certain bankruptcy or similar proceedings by or against the Company, (iii) if the Company's minimum debt service coverage ratio falls below 1.25:1 (such ratio was 2.82:1 as of October 10, 2003), (iv) if the Company's minimum tangible net worth drops below $2,597,000 plus 25% of the Company's after-tax earnings (requirement equaled $2,769,999 as of October 10, 2003, when tangible net worth was $3,985,147), or (v) the Company fails to observe certain other operational and reporting covenants. Management does not presently expect that the net worth of the Company will fall below the level required by this covenant, and do not expect to be in default under the line of credit in the foreseeable future. See Question Nos. 9(b), 10(b).

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $3,975,000 (as of January 30, 2004).
How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $4,238,616 (as of January 30, 2004).
How much indebtedness is junior (subordinated) to the securities? $0.

(b) *If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.*

		Last Fiscal Year (as of March 28, 2003) Actual	Pro Forma
"Earnings"	=	$1,007,913.00	$1,164,794.97
"Fixed Charges"	=	768,976	925,858
Ratio	=	1.31	1.26

The following is the detail used for the above calculations:

"Earnings"	3/28/03	Pro Forma
Net Earnings Before Taxes	238,937	238,937
Interest on Capital Deposits (Factor)	230,424	230,424
Interest on Variable Rate Subordinated Debt Securities (Excess)	184,566	341,448
Interest – Other	353,986	353,986
Interest – Capitalized	0	0
Total Earnings:	1,007,913	1,164,795
"Fixed Charges"		
Interest on Factor	230,424	230,424
Interest on Securities	184,566	341,448
Interest – Other	353,986	353,986
Total Fixed Charges:	768,976	925,858

Withdrawals from required capital deposits and Securities redemptions are not included in the fixed charges calculations. Withdrawals from Excess and required capital deposits were $2,333,019 and $2,039,584 in fiscal years 2003 and 2002, respectively, which were more than offset by purchases of Excess and deposits.

These calculations, in the "Pro Forma" column, assume (consistent with the Pro Forma Capitalization table shown in Question No. 13) that the full $3,486,266 of additional Securities remain outstanding for a full year, at the current effective interest rate of 4.5% per annum. However, as discussed in the Capitalization table, based on the Company's historical experience with periodic, recurring redemptions of the Securities, management believes that a more appropriate and realistic pro forma figure would be an average outstanding Securities balance of $3,928,136 resulting in pro forma interest expense of $817,609 and a pro forma ratio of earnings to fixed charges of 1.29.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. *If securities are Preference or Preferred stock:* Not applicable.
Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. *If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:*

Not applicable.

20. *Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis):* Not applicable.

PLAN OF DISTRIBUTION

21. *The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:* None. No brokers, dealers or selling agents will be utilized in connection with sales of the Securities.

22. *Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Disclosure Document. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)*

No sales commissions will be paid in connection with sales of the Securities. The total expenses associated with the offering are estimated at $11,000.

23. *Describe any material relationships between any of the selling agents or finders and the Company or its management.*

Not applicable.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. *If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:*

Name: Michael E. Westort

Address: P.O. Box 1000
Gardiner, ME 04345

Telephone No.: (207) 582-6500

25. *If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:*

The offering is limited to existing holders of shares/membership interests in the Company and to other persons and entities engaged in the food business who (i) are located in Maine, Massachusetts, New Hampshire or Vermont, (ii) wish to purchase goods from the Company and are approved by management of the Company, and (iii) have purchased the required Class A shares, Class B shares and have made the required capital deposits with the Company as set forth in the Articles and Bylaws of the Company.

The Securities are not transferable.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [ ] No

Not applicable, as Securities are not certificated.

26. (a) *Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:*

Not applicable.

(b) *Date at which funds will be returned by escrow agent if minimum proceeds are not raised:* ____________
Will interest on proceeds during escrow period be paid to investors?
[ ] Yes [ ] No

Not applicable.

27. *Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:*

See Question No. 25. Such restrictions will not terminate.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. *If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:*

Dividends of $140 per share of Class A Common Stock and $140 per share of Class B Preferred Stock (totaling $94,920) were paid on June 10, 1999 to holders of record on March 26, 1999, a payout rate of 5.6% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

Dividends of $30 per share of Class A Common Stock and $50 per share of Class B Preferred Stock (totaling $29,420) were paid on June 14, 2000 to holders of record on March 31, 2000, a payout rate of 1.76% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

Dividends of $75 per share of Class A Common Stock and $75 per share of Class B Preferred Stock (totaling $50,625) were paid on June 20, 2001 to holders of record on March 30, 2001, a payout rate of 3.0% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

Dividends of $75 per share of Class A Common Stock and $75 per share of Class B Preferred Stock (totaling $49,875) were paid on June 19, 2002 to holders of record on March 29, 2002, a payout rate of 3.0% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

Dividends of $75 per share of Class A Common Stock and $75 per share of Class B Preferred Stock (totaling $48,225) were paid on June 21, 2003 to holders of record on March 28, 2003, a payout rate of 3.0% (based on the weighted average

current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

No other dividends have been paid during the past five years. Management and the Board of Directors have agreed that no further ordinary dividends shall be paid on the Class A and Class B shares, and expect that the Bylaws of the Company will be amended to prohibit the payment of any dividends to holders of the Class A and Class B shares.

In connection with resignations by holders (including those arising in connection with sales of the holders' retail grocery businesses), the Company has redeemed 298 shares of Class A Common Stock and 410 shares of Class B Preferred Stock for a total of $1,725,531 during the past five years. Also, the Company regularly repays portions of the principal amount of its outstanding Securities and required capital deposits upon demand by the holders thereof. During the course of each year, although the Company issues substantial amounts of new Securities and accepts new required capital deposits (e.g., $2,967,058 in the year ended March 28, 2003), such issuances are usually substantially offset by such repayments (e.g., $2,333,019 in the year ended March 28, 2003).

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. *Chief Executive Officer:*

Name: Michael Westort

Title: President and Chief Executive Officer
Age: 57

Office Street Address: 1000 Brunswick Avenue
Gardiner, Maine 04345

Telephone No.: (207) 582-6500

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Associated Grocers of Maine, Inc.
- Chief Executive Officer 10/9/00 to present
- Chief Operating Officer 9/23/99 to 10/9/00
- Chief Financial Officer: 6/1/98 to 9/23/99

SuperValu
- Regional Director of Analysis: 6/96 to 5/98
- Regional Director of Accounting: 12/95 to 5/96
- Divisional Vice President Finance: 5/85 to 12/95

Education (degrees, schools, and dates):

University of Maine (B.S. in Accounting, 1969)

Also a Director of the Company? [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Not applicable.

30. *Chief Operating Officer:* *None*

31. *Chief Financial Officer:*

Name: Ronald Cloutier — Title: Chief Financial Officer
Age: 51

Office Street Address: 1000 Brunswick Avenue
Gardiner, Maine 04345

Telephone No.: (207) 582-6500

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Associated Grocers of Maine, Inc.
- Chief Financial Officer 12/18/00 to present
- Controller 1/1/00 to 12/18/00

C&S Wholesale Grocers
- Manager of Accounting: 9/1/96 to 12/31/99

SuperValu
- Chief Financial Officer (Andover, MA and Keene, NH regions): 6/89 to 9/96

Education (degrees, schools, and dates):

Plymouth State College (MBA Management, 1996)
Husson College (B.S. in Accounting, 1973)

Also a Director of the Company? [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

Not applicable.

32. Other Key Personnel:

Name: Michael LeBlanc — Title: Vice President—Marketing & Procurement
Age: 57

Office Street Address: 1000 Brunswick Avenue
Gardiner, Maine 04345

Telephone No.: (207) 582-6500

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Associated Grocers of Maine, Inc.
Vice President Marketing & Procurement: 9/97 to present
Sr. Director Mktg & Procurement: 8/95 to 9/97
Director Marketing & Procurement: 8/93 to 8/95
Director Sales & Retail Development: 3/90 to 8/93

Education (degrees, schools, and date: High school and various trade seminars

Also a Director of the Company? [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

Not applicable..

DIRECTORS OF THE COMPANY

33. *Number of Directors:* 13. *If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:*

The directors serve for staggered terms of 3 years, whereby at each annual meeting approximately one-third of the board is subject to re-election for a 3-year term.

34. *Information concerning outside or other Directors (i.e. those not described above):*

(A) Name: Thomas R. Barber — Age: 60

Office Street Address: RR 1, Box 4250
South China, ME 04358

Telephone No.: (207) 993-2596

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner and Operator of Tobey's General Store (since 1992) and The Market (retail grocery store) (since 1995), both located in China, Maine.

Education (degrees, schools, and dates):

High School (1969), various trade seminars

(B) Name: John Beaupre — Age: 41

Office Street Address: RR 1 Box 2140
Route 16
Carrabassett Valley, ME 04947

Telephone: (207) 237-2248

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/proprietor of two smaller grocery stores in Western Maine: Ayotte's Country, Route 16, Carrabassett Valley, Maine since 1989; owner/proprietor of Mountainside Grocers (built from ground up), Route 16, Carrabassett Valley, Maine since 1995.

Education (degrees, schools, and dates):

Waterville High School (graduated 1979)
Waterville, Maine

University of Maine at Orono (graduated 1984)
Major – Business Administration and Marketing

(C) Name: Charles O'Brien Age: 56

Office Street Address: 554 Main Street
Jackman, ME 04945

Telephone No.: (207) 668-5451

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/proprietor Mountain Country Supermarket, 554 Main Street, Jackman, Maine since 1984. Prior to that Vice-President Moose River Lumber Company, Jackman, Maine for 3 years; Town Manager of Jackman, Maine for 3 years, and Selectman for Jackman, Maine for 3 years. Various other municipal, school and utility district positions in Town of Jackman, Maine from 1975-1999.

Education (degrees, schools, and dates):

Framingham South High School, Framingham, MA (1965)
Political Science, University of Wisconsin-Milwaukee (B.A. 1971)

(D) Name: Wayne R. Crandall Age: 61

Office Street Address: 10 School Street
Rockland, ME 04841

Telephone No.: (207) 594-4421

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Presiding partner (attorney), Crandall, Hanscom, Pease & Collins, P.A., Rockland, Maine (law firm) (since 1968).

Education (degrees, schools, and dates):

University of Maine (B.A. 1963, J.D. 1968).

(E) Name: Lynn K. Goldfarb Age: 63

Office Street Address: P.O. Box 7980
Portland, ME 04112

Telephone No.: (207) 828-8667

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Principal, L.K. Goldfarb Associates (marketing consulting firm based in Portland, Maine) (since July 1993). Previously, Vice President, Central Maine Power Company, public utility headquartered in Augusta, Maine (responsible for market research; commercial, residential and industrial services; advertising; product development).

Education (degrees, schools, and dates):

Wellesley College (B.A. 1961), Columbia University Graduate School of Business (M.B.A. 1962).

(F) Name: Michael E. Kiernan Age: 44

Office Street Address: 870 Washington Street
Bath, ME 04530

Telephone No.: (207) 442-7907

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Founder and President, Kennebec Financial Group, Bath, Maine (financial services firm, engaged in commercial and residential mortgage lending, commercial and personal lines insurance brokerage, tax and financial advisory and consulting services) (since 1985); Deputy Director/Development Director, Maine State Housing Authority, Augusta, Maine (public housing agency, $1

billion/year budget, 130+ employees; acted as chief operating officer); 1990-1995.

Education (degrees, schools, and dates):

Southern New Hampshire University (Continuing studies toward a B.S. in Business Administration) Middlesex (MA) Community College (A.S. 1979).

(G) Name: Vernon Seile Age: 54

Office Street Address: RFD #1, Box 3115
Stonington, ME 04681

Telephone No.: (207) 367-2681

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/operator of Burnt Cove Market, V&S Variety and the Galley (retail grocery stores) since 1971.

Education (degrees, schools, and dates):

University of Maine (B.S. in Accounting, 1971)

(H) Name: David N. Sleeper Age: 35

Office Street Address: 99 Lyndon Street
Caribou, ME 04736

Telephone No.: (207) 498-8181

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Manager, Joseph Sleeper & Sons, Inc. (retail convenience store, Caribou, Maine), since 1989.

Education (degrees, schools, and dates):

New Hampshire College (B.S. in Business Administration, 1989).

(I) Name: Frederick Crowe Age: 47
Office Street Address: P.O. Box 727
Princeton, ME 04668

Telephone No.: (207) 796-2147

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Currently part-owner of six full-service grocery stores in Maine. Have worked in various levels of responsibility in the grocery store industry since 1979.

Education (degrees, schools, and dates):

Woodland High School, Baileyville, Maine (graduated 1975).
U.S. Navy, 1975-1979, honorably discharged

(J) Name: Barry A. McCormick Age: 50

Office Street Address: McCormick's Thriftway
8 School Street
Unity, ME 04988

Home Address: P.O. Box 6
Unity, ME 04999

Telephone Nos.: (207) 948-2731 (work); (207) 948-6414 (home)

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/operator of McCormick's Thriftway (retail grocery store, Unity, Maine) since 1997. Owner/operator of Brooks IGA (retail grocery store, Brooks, Maine) since 1989.

Education (degrees, schools, and dates):

Graduate Mount View High School 1971, Thorndike, Maine.
One year Atlantic Management – Retail Specialist Course.

(K) Name: Craig R. Burgess Age: 44

Office Street Address: 101 Centre Street
Bath, Maine 04530

Home Address: 87 Whiskeag Rd
Bath, Me 04530

Telephone Nos.: (207) 443-9554

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner & Operator of Burgess Computer Inc, Bath, Maine. Computer & Telephone Technology Solutions company with 23 staff. Owner & Operator

of Anchor Tax & Accounting Inc.. Accounting & Bookkeeping firm providing tax preparation, bookkeeping and payroll services. Board Member & Treasurer of Catholic Charities of Maine. A statewide charity with over 400 employees and a gross annual budget of over $19M.Board Member and Founding Chairperson of Coastal Counties Workforce Development Board. Following Federal Workforce Investment Act Legislation(WIA), this organization oversees the development of the workforce in Maine's 6 coastal counties encompassing 6 Career Centers.

Education (degrees, schools, and dates):

BS, Electrical Engineering, University of Maine

(L) Name: Larry A Plotkin Age: 53

Office Street Address: 32 Buttonwood Lane
Portland, ME 04102

Home Address: Same as above

Telephone Nos.: (207) 775-3656

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner of The Plotkin Company LLC, a real estate consulting firm since 1998. Senior Vice President of Corporate Development at Hannaford Bros. Co., ending on January 5, 1999.

Education (degrees, schools, and dates):

MBA - 1978, University of Southern Maine
BS - 1972, University of Massachusetts

(M) Name: Arthur C. Markos Age: 53

Office Street Address: Gardiner Savings Bank
P.O. Box 190
Gardiner, ME 04345

Home Address: 46 Mattson Heights
Gardiner, ME 04345

Telephone Nos.: (207) 582-5550 (work); (207) 582-5414 (home)

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

President of Gardiner Savings Bank Institution, Gardiner, Maine since 1983. Controller, Gardiner Savings Bank Institution, Gardiner, Maine from 1981-1983.

Education (degrees, schools, and dates):

1975 B.S. – University of Maine at Augusta, Augusta, Maine

35. (a) *Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?* [X] Yes [ ] No

Explain:

Prior to joining AG, Mr. Westort was employed by SuperValu, a competitor of AG, from 1985 to May 1998. Prior to joining AG, Mr. Cloutier was employed by SuperValu, a competitor of AG, from 1989-1996 and by C&S Wholesale Grocers, a competitor of AG, from 1996-1999.

(b) *If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.*

No such precautions have been taken. Management believes that, due to the passage of time since the employment of Mr. Westort and Mr. Cloutier by such other firms and the relatively low level of importance of trade secrets in the wholesale grocery supply business, such steps are not necessary.

(c) *If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.*

Not applicable.

(d) *If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.*

Not applicable.

(e) *If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or to a surviving spouse.*

The Company maintains a $100,000 key man life insurance policy on its Chief Executive Officer. The Company is the beneficiary under the policy.

36. *If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.*

None.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. *Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.*

Members of Associated Grocers must purchase membership interests designated as Class A Common Stock and Class B Preferred Stock in order to get the benefit of membership in Associated Grocers. No holder owns more that one share of Class A Common Stock or two shares of Class B Preferred Stock.

38. *Number of shares beneficially owned by Officers and Directors as a group:*

Before offering:

Seven (7) shares of Class A Common Stock (plus 14 shares of Class B Preferred Stock)

(3.26% of total outstanding)

After offering: no change.

(*Assume all options exercised and all convertible securities converted.*)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) *If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.*

None of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage.

(b) *If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any of such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.*

The Company extends loans to qualified customers in order to provide assistance for the acquisition, expansion or improvement of retail grocery premises, which practice management believes is a valuable marketing and customer retention tool. The Company believes that such transactions are on terms no less favorable to the Company than would be obtained by unaffiliated third party lenders.

Pursuant to the program described in the preceding paragraph, Frederick Crowe has an outstanding loan with a balance of $407,069 as of January 31, 2004, which bears an interest rate of prime plus 1% per annum and is scheduled to be repaid on or before October 8, 2008.

Pursuant to the program described in the preceding paragraph, Mr. McCormick has an outstanding loan with a balance of $53,702 as of January 31, 2003, which bears an interest rate of prime plus 1% per annum and is scheduled to be repaid on or before May 15, 2007.

The Company has, and will maintain, at least two directors who are not (and have not been, for at least two years) employees or officers of the Company or its affiliates, and who do not have any material business relationship with the Company or its affiliates. Any such loans to, or transactions with, officers, directors or employees of the Company or its affiliates have been (and shall be) approved by a majority of the Company's independent directors who have no interest in such transactions, who have had (and will have), at the Company's expense, access to Company counsel in connection with such transactions.

In addition, the Company regularly sells products to directors who (directly or through entities owned by them) are engaged in the retail grocery business. Such transactions are on the same terms as those extended to the Company's shareholder/members generally.

(c) *If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.*

None.

40. (a) *List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:*

		Cash	Other
	Chief Executive Officer	$147,797	$0
	Chief Financial Officer	93,200	
	Key Personnel: Michael LeBlanc	78,800	$0
Total:		$319,797	$0
	Directors as a group (number of persons: 13)	$65,000	$0

(b) *If remuneration is expected to change or has been unpaid in prior years, explain:*

Remuneration has not been unpaid in prior years and is not expected to change next year.

(c) *If any employment agreements exist or are contemplated, describe:*

On February 18, 2003, the Company entered into an Employment Agreement with Mr. Westort, which expires on March 30, 2005. Pursuant to that agreement Mr. Westort is entitled to receive an annual 'Base Salary' of $133,250 and 'Annual Bonus' of five percent of net income. There is a 'Change of Control' provision in the agreement that entitles Mr. Westort to receive additional compensation upon the occurrence of certain events evidencing a change in control of the Company; such additional compensation would equal the positive difference, if any, between (i) the sum of Mr. Westort's Base Salary, Annual Bonus and the value of the benefits payable to Mr. Westort in connection with his employment over the eighteen months following the change in control, and (ii) the sum of the annual compensation received by Mr. Westort and the value of the benefits received by Mr. Westort from his employer (whether a successor to the Corporation or a third party) during the eighteen months following such change in control. In the event of his death the estate of Mr. Westort is entitled to receive eighteen months of 'Base Salary' as defined in the agreement.

41. (a) *Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:* Not applicable. *(0% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been*

approved by shareholder/members. State the expiration dates, exercise prices and other basic terms for these securities:

Not applicable.

(b) *Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants*: Not applicable.

(c) *Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholder/members.*

42. *If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:*

No such arrangements are in place.

Note: *After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.*

LITIGATION

43. *Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.*

The Company learned in 1997 that soil and groundwater petroleum contamination occurred at property owned by its wholly-owned subsidiary, A. G. Development Corp., in Corinth, Maine, due to leakage of underground storage tanks prior to their removal in 1986. The Company expended over $65,000 on testing and remediation with respect to this contamination between such time and May 1999, when the property was sold to a third party unrelated to the Company.

A. G. Development Corp. received reimbursement from the Maine Department of Environmental Protection ("Maine DEP") pursuant to Maine law for certain of these expenses totaling approximately $61,000. Through the Maine state Groundwater Fund, expenses for the cleanup of the contaminated site are paid by the Groundwater Fund, up to a maximum of $1,000,000. According to a April 4, 2003 letter from Maine DEP, cleanup of the site has cost $439,985.61 as of March 2003, leaving untapped Groundwater Fund monies for this project of $560,014.39 to cover future cleanup expenses. It is the understanding of the Company that this remediation effort will be finished before January 1, 2004. Maine DEP estimated that the remaining costs of the cleanup will be as follows: no more than $50,000 for remediating

petroleum-contaminated soil by "landspreading"; no more than $5,000 for water monitoring and sampling; and one damage claim from a third party in the amount of $34,900.

Under Maine law, additional claims for damages by third parties would need to be filed within two years of discovery of injury due to the contamination, unless such third party can show just cause for the delay in filing such claim. No additional third party claims have been filed, and the Company does not know of any potential third party claims which have not yet been filed. Maine DEP has also considered assessing fines against the Company for allegedly not reporting the contamination of the site in 1986 upon the removal of the underground storage tanks. The Company believes that proper notification of the contamination was provided in a timely manner, and that fines would be inappropriate. The Maine DEP has taken no action regarding fines, nor communicated with the Company regarding any potential fines, since 1999, and the Company believes that any fines, if assessed, would not have a material adverse effect on the Company's financial condition or operations.

In addition, management learned in September 2003 that the Company might have engaged in substantial sales of its securities without registration under federal securities laws or an available exemption from such requirements. In an effort to remedy any claims for such possible violations, pursuant to this Form 1-A, the Company is offering to all holders of such securities the right to rescind any such transactions that occurred since March 1, 2003. Under Federal law, any such claim would need to be filed within one year of the date of the alleged violation. No litigation or administrative actions have been commenced or threatened with respect to this matter; however, there can be no assurance that such actions will not be taken against the Company in the future until such statute of limitations has run.

In addition, the Securities are being issued in reliance upon an exemption from the registration requirement imposed by § 5 of the Securities Act of 1933 (the "'33 Act") pursuant to 17 C.F.R. §§ 230.251 *et seq.* ("Regulation A"). Regulation A requires that the sum of all consideration to be received for the securities offered thereunder not exceed $5 million in the aggregate, minus any previous sales in any offering that could be integrated with the current offering. Offerings which occur within six months of the start of a particular offering under Regulation A are more likely to be integrated with that Regulation A offering. If the offering of the Securities were to be integrated with a previous offering made in reliance on Regulation A by the Company, this could lead to purchasers of the Securities having a right to rescind such purchase upon demand. On September 16, 2003, the Company made its last sale under a previous offering in reliance on Regulation A; as of the same date, all persons who were eligible to purchase such securities were informed by the Company that no further securities sales would be made. The Company assumed that the previous offering terminated on that date. Other than having the Form 1/A for such previous offering continue to be qualified and on file at the Securities and Exchange Commission ("SEC") until March 24, 2004, the Company has taken no actions which could be construed as an offer to sell, or a solicitation of an offer to buy, securities as defined under the '33 Act since that date. However, an argument could be made that (i) the previous offering in reliance on Regulation A continued until March 24, 2004, and (ii) that the previous offering should be integrated with the current offering.

However, because the Securities are subject to repayment by the Company upon demand by the holder thereof, the Company does not believe that the risk of integration and its consequences pose any significant incremental risk to the Company.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or any description of the tax consequences of an investment in the securities by the tax advisor.

Not applicable—the Company is not an S corporation.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

The Company does not believe that such factors exist.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Not applicable—the Company showed a profit during the 2002-03 fiscal year.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Despite the retail grocery industry's trend toward consolidation, whereby the independent grocer has been perceived to be a weaker player, Maine, New Hampshire and Vermont as well as parts of Massachusetts, because of their rural populations, have been able to maintain and consistently grow the Company's membership base, as the sales volume that is available from these retailers is not substantial enough to be attractive and economically feasible for the large supermarket chains. Management believes that, due to the relative lack of concentrated population centers in Maine, New Hampshire, Vermont and portions of Northern Massachusetts, the supermarket chains are not focused on growth in the region. Consequently, the marketplace for the independent retailer in northern New England is, in management's opinion, very healthy. Continued improvements in regional economic conditions appear to favor independent retail grocers and, therefore, the Company's growth and expansion program.

Ten Month Period ended January 30, 2004 Compared to Ten-Month Period ended January 30, 2003. For the 10 months ended January 30, 2004, Company sales were 1.19% less than the prior year 10 months ended January 30, 2003. The Company had pre-tax income in the 10 months ending January 30, 2004 of $434,587 as compared to $144,799 in 2003.

Sales for the 10 months ended January 30, 2004 of $113,034,267 represent a decrease of $1,363,436 from prior year 10 months. The decrease can be attributed to a number of factors. During the period ending January 30, 2004, Phillip Morris provided discounts of up to 23% of cost on key items (including cigarettes) , which discounts, in turn, were passed along to our customers. Partially offsetting this were price increases in the beef commodity market reflecting higher wholesale prices, meaning that the total dollar value of sales increased in the recent period on similar volume of goods sold. On the whole, management believes that, with continued consolidation of the New England wholesale market, the small independent grocer is hard pressed to find a full service wholesale supplier, and the Company's full-service, customer-oriented approach to business with an emphasis on customized advertising will continue to show positive results. In addition, should the Company go ahead with the expansion of the perishables section of its Gardiner warehouse, management believes that the expanded variety and quantity of produce, meat, pork, and dairy products will enable the Company to expand sales to current customers and become more attractive to prospective customers.

Gross profit increased to 7.53% of sales in the ten month period ending January 30, 2004 from same period's 7.46% in 2003. The total amount of Gross Profit was unchanged due to the overall decrease in sales. Profits in most product categories improved in 2004 as a result of higher allowance retention through improved buying practices.

Other Operating Income, consisting of service charges, commission income, advertising, central billing and rental income for 2004 was $67,101 less than the same period in the prior year. For the period ended January 30, 2004, these items amounted to 3.37% of sales versus 3.38% for the period ended January 30, 2003.

Total operating expenses of $11,406,242 for the period ended January 30, 2004 were 10.09% of sales, as compared to 10.23% in 2003. Labor expense decreased in 2004 to 3.00% of total sales, down from 3.11% for the prior year, as a direct result of increased labor efficiency. Under the new union contract, increases in labor expense will be limited by a cap on increases in costs for wages and benefits of 4% per year in each year of the five year contract. Administrative expenses of 5.06% for the current year represent a .04% increase over 2003, a percentage increase due to the reduction in sales as well as due to a ten percent increase in the cost of insurance and an increase of legal and consulting expenses resulting from recent strategic planning discussions. Offsetting this was an increase in vacancies in personnel during this same period.

Interest expense was reduced during the past year by $89,747 as a result of not allowing excess capital deposits to be made in the period after September 16, 2003, thus increasing use of the Company's line of credit at a lower interest rate (averaging 3.10% versus 4.5% for excess deposits).

Pre-tax income amounted to $434,587 in 2004, as compared to $144,799 in 2003. The major contributors to the increase in 2003 were the decrease in labor expenses and interest expense described above.

Fiscal Year Ended March 28, 2003 Compared to Fiscal Year Ended March 29, 2002. For the fiscal year ended March 28, 2003, Company sales were 3.88% less than the prior year ended March 29, 2002. The Company had a net income in fiscal 2003 of $127,307 as compared to $240,629 in fiscal 2002.

Sales for the year ended March 28, 2003 of $132,124,796 represent a decrease of $5,332,365 from prior year. The decrease can be attributed to a number of factors. Price declines in the beef, pork and milk commodity markets were reflected in lower wholesale prices, meaning that the total dollar value of sales decreased on similar volume of goods sold. Similarly, for the last six months of the fiscal year Phillip Morris provided discounts of up to 23% of cost on key items, which discounts, in turn, were passed along to our customers. The loss of two retail accounts during the year also had a negative impact on sales, although the accounts, in the aggregate, had accounted for less than 1% of sales in previous years. These factors more than offset any increases from new account sales or expansions. Commodity prices in the beef and pork markets have risen in the first months of fiscal 2004, and management expects that prices will either continue to rise or stabilize at current levels, while prices for milk and cigarettes have remained largely flat.

Gross profit increased to 6.84% of sales in 2003 from 6.58% in 2002. The total amount of Gross Profit was unchanged due to the decrease in sales. Profits in most product categories improved in 2003 as a result of higher allowance retention through improved buying practices.

Other Operating Income, consisting of service charges, commission income, advertising, central billing and rental income for fiscal 2003 was $160,194, or .23% higher, than prior year. For the year ended March 28, 2003, these items

amounted to 4.10% of sales versus 3.87% for the year ended March 29, 2002. The increase is due to management efforts to increase all sources of income as the opportunities arise.

Total operating expenses of $13,586,316 for the year ended March 28, 2003 were 10.28% of sales, as compared to 9.75% in fiscal 2002. Labor expense increased in 2003 to 2.25% of total sales, up from 2.04% for the prior year, as a direct result of increased labor inefficiency due to low morale among warehouse and delivery personnel during prolonged negotiations for a new five year union contract, which was signed in September, 2002. Under the new union contract, increases in labor expense will be limited by a cap on increases in costs for wages and benefits of 4% per year in each year of the five year contract. Administrative expenses of 6.40% for the current year represent a .30% increase over fiscal 2002, a percentage increase due to the reduction in sales as well as due to a twenty percent increase in the cost of insurance. Management also reduced the number of administrative positions in fiscal 2003 to control expenses. In addition, $47,000 was recognized from a reduction in the allowance for doubtful accounts for 2003.

Interest expense had remained stable for the years of 1997 to 2001 at $885,935, $894,592, $895,327, $883,713, and $907,992, respectively, while the portion paid to holders of the variable rate subordinated debt securities (as contrasted to other lenders) has increased in each of the last four years. In fiscal 2002 the total interest expensed was $672,651. This dramatic decrease with regard to previous years was due to lower interest rates paid on company obligations, as evidenced by the prime interest rate dropping from a high of 9.50% at the beginning of fiscal 2000 to a low of 4.75% at year end. This trend of decreasing interest rates continued in 2003 and the year ended with an interest expense of $651,976. The average rate paid on the Variable Rate Subordinated Debt Securities decreased from 5.38% to 4.875% in fiscal 2003.

Pre-tax income amounted to $238,937 in fiscal 2003, as compared to $360,291 in fiscal 2002. The major contributors to the decrease in fiscal 2003 were the 3.88% decrease in the cash value of sales and the increase in labor expenses described above.

Fiscal Year Ended March 29, 2002 Compared to Fiscal Year Ended March 30, 2001. For the fiscal year ended March 29, 2002, Company sales were greater than the prior year ended March 30, 2001 by 4.47%. Net income was $240,629 in fiscal 2002 as compared to $126,856 in fiscal 2001.

Sales for the year ended March 29, 2002 of $137,457,161 represented an increase of $5,877,776 over prior year. The increase of 4.47% was the result of the addition of several large retail accounts, an increase in same - store sales and expansion into other marketing territories.

Sales- related income items of gross profit, service charge, advertising and central billing for fiscal 2002 were up by $294,624, an increase of 2.09% over the prior fiscal year. For the year ended March 29, 2002, these items amounted to 10.45% of sales versus 10.67% for the year ended March 30, 2001. The decrease in

percent was due to a shift in the sales mix; increased cigarette sales (which are not compensated on fee) reduced the service fee revenue as a percentage of sales by 23 basis points.

Total operating expenses of $13,391,828 for the year ended March 29, 2002 were 9.75% of sales, as compared to 9.83% in fiscal 2001. In Fiscal 2002 labor expenses as a percentage of total sales dropped to 2.04%, versus 2.17% in Fiscal 2001, as a result of a full year of increased efficiency in the warehouse management system. Administrative expenses rose over the prior year from 6.18% to 6.29%. Besides normal wage increases, the cost of insurance benefits for employees increased 20%, and bad debt expenses were higher than prior year by $100,000 due to the reduction of the bad debt reserve in fiscal 2001 by that same amount.

Interest expense had remained stable for the previous five years at $907,992, $883,713, $895,327, $894,592 and $885,935 for the years 2001, 2000, 1999, 1998, and 1997, respectively, while the portion paid to holders of the Securities and holders of required capital deposits (Factor) (as contrasted to other lenders) increased in each of the previous four years. In fiscal 2002 the total interest expensed was $672,651. This dramatic decrease with regard to previous years was due to lower interest rates on company obligations, as evidenced by the prime interest rate dropping from a high of 9.50% in fiscal 2000 to a low of 4.75% in fiscal 2002. The average rate paid on the Securities and required capital deposits (Factor) decreased from 7.25% to 5.38% in fiscal 2002.

Pre-tax income amounted to $360,291 in fiscal 2002, compared to $275,838 in fiscal 2001. The major contributors to this increase in fiscal 2002 were the 4.47% increase in sales, the increased warehouse productivity from the warehouse management system, and the interest savings related to the decrease in the prime rate.

Fiscal Year Ended March 30, 2001 Compared to Fiscal Year Ended March 31, 2000. For the fiscal year ended March 30, 2001, Company sales were less than those for the prior year ended March 31, 2000 by 21.37%. Net income was $126,856 in fiscal 2001 as compared to a loss of ($183,930) in fiscal 2000.

Sales for the year of $131,579,385 represented a decrease of $35,761,831 from the prior year. During the last month of Fiscal 2000 the Company lost its biggest customer (Irving Oil), which equated to 18% of revenue or nearly $30,100,000 of sales. Also, the Company had a 53 week year during fiscal 2000 in which another $3,200,000 of sales had inflated fiscal 2000 versus fiscal 2001.

Sales related income items of gross profit, service charge, advertising and central billing for fiscal 2001 were $2,533,114 or 15.27% less than the prior year. For the year ended March 30, 2001, these items amounted to 10.68% of sales versus 9.91% for the year ended March 31, 2000. Although the lost Irving sales meant less gross profit dollars, the Company's actual gross profit percentage increased due to the fact that most of the Irving business was non-service fee related. (The decrease in sales made the Company unable to take advantage of

volume discounts and allowances, as reflected in a current gross profit margin of 6.62% of sales as compared to 6.76% in the prior year. However, service fee charges went from 2.28% in fiscal 2000 to 2.86% in the current year.)

Total operating expenses of $12,943,650 for the year ended March 30, 2001 were 9.83% of sales, as compared to 9.59% in fiscal 2000. From fiscal 1996 through fiscal 2001, the Company had operating expenses ranging from a high of 9.83% of sales to a low of 9.07% of sales. Direct labor expense has increased steadily over the period from 1.90% of total sales in 1996 to 2.17% in 2001 as a result of contractual increases to union employees and the implementation of a warehouse management system in fiscal 2000 that far exceeded budgeted direct labor costs due to additional training needs. Administrative and retail costs rose over the previous last years but at a lower rate than revenues. In 1996, administrative and retail costs were 6.22% of sales; in 1999, they were 5.90% of sales. But in fiscal 2000 those costs, although less in dollars because of layoffs resulting from the loss of the Irving account, represented a higher percentage of Company sales due to a 21% drop in sales.

The decrease in interest income to $28,678 in fiscal 2001 from $43,100 in 2000 was due to a reduction in Notes Receivable due from Members.

There was a gain of $29,417 on the sale of property in 2001 as compared to a loss of $96,181 in 2000. The Company recognized a one-time charge for the sale of two former retail sites in 2000.

Interest expense remained stable for the previous five years at $907,992, $883,713, $895,327, $894,592 and $885,935 for the years 2001, 2000, 1999, 1998, and 1997, respectively, while the portion paid to members (as contrasted to other lenders) increased in each of the previous four years. Short-term borrowing decreased in fiscal 2001 due to the loss of our largest customer (which carried a substantial accounts receivable balance) and an increase in capital deposits of $34,981.

Pre-tax income amounted to $275,838 in fiscal 2001 compared to a loss of ($348,476) in fiscal 2000. The major contributors to this loss in fiscal 2000 were Y2K conversion and the new warehouse management system.

49. *If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:* 6.84%.

What is the anticipated gross margin for next year of operations? Approximately 6.84%.

If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

The most recent Distributor Productivity and Financial Report prepared by Food Distributors International (2002) showed an average gross margin in 2001 for wholesalers with net sales of under $600 million and 9.6%; the average gross margin of all North American Wholesale Grocers Association members in 2001 was 10%.

50. *Foreign sales as a percent of total sales for last fiscal year:* 0%. *Domestic government sales as a percent of total domestic sales for last fiscal year:* 0%.
Explain the nature of these sales, including any anticipated changes:

Not applicable.

PART F/S

Attach: 1. Balance sheet as of end of last two fiscal years (audited).

2. Balance Sheet as of January 30, 2004 (unaudited).

3. Statements of income, cash flows and stockholders' equity for each of the last 2 fiscal years.

4. Statements of income[1], cash flows and stockholders' equity for the period ended January 30, 2004 (unaudited).

[1] In the opinion of management, all adjustments necessary for a fair statement of results for this period have been included. Such adjustments are of a normal recurring nature.

ASSOCIATED GROCERS OF MAINE, INC.and Subsidiaries
CONSOLIDATED BALANCE SHEET (unaudited)
As of January 30, 2004

	Consolidated
CURRENT ASSETS:	
Cash	225,258
Accounts Receivable	5,207,670
Notes Receivable Members	1,110,542
Inventories	6,828,137
Prepaid Expenses	608,402
Deferred Taxes	286,000
Total Current Assets	14,266,009
PROPERTY AND EQUIPMENT:	
Land & Improvements	669,774
Buildings	6,459,735
Vehicles	720,225
Equipment	7,141,098
Total Property and Equipment	14,990,832
Accumulated Depreciation	(9,564,247)
Net Property and Equipment	5,426,585
OTHER ASSETS:	
Allied Investment	0
Investments - Other	309,218
Unamortized Expenses	13,809
Total Other Assets	323,027
TOTAL ASSETS	**20,015,621**
CURRENT LIABILITIES:	
Notes Payable	3,975,000
Accounts Payable - Trade	4,382,383
Accounts Payable - Allied	0
Current Portion of LT Debt	49,000
Accrued Expenses	756,381
Total Current Liabilities	9,162,764
LONG-TERM LIABILITIES	531,887
DEFERRED TAXES	336,271
CAPITAL DEPOSITS	7,086,010
STOCKHOLDERS EQUITY:	
Common Stock	363,000
Paid-In Capital	231,567
Preferred Stock	972,500
Preferred Stock Subscribed	220,000
Retained Earnings	1,035,549
Current Year Earnings	296,073
	3,118,689
Less subscriptions receivable	220,000
Total Equity	2,898,689
TOTAL LIABILITIES AND EQUITY	**20,015,621**

Associated Grocers of Maine, Inc and Subsidiaries
CONSOLIDATED INCOME STATEMENT (Unaudited)
Period Ended January 30, 2004

Warehouse Sales	$96,291,522
Cost of Goods Sold	$89,407,084
Warehouse G.P.	$6,884,438
Percent of Whse Sales	7.15%
Central Billing Sales	$16,742,745
Central Billing C/S	$16,170,690
Central Billing G.P.	$572,055
Percent of C.B. Sales	3.42%
Vendor Discounts	$1,049,591
Total All Sales	$113,034,267
Total G.P. & Disc.	$8,506,084
Percent of All Sales	7.53%
Other Revenues:	
Interest Income	$45,277
Advert. Income	$667,048
Service Charges	$2,348,459
Miscellaneous	$489,120
Commission Income	$254,258
Rental Income	$0
Total Other Revenues	$3,804,162
Total All Revenues	$12,310,246
Operating Expenses:	
Labor-Whse.&Trans.	$3,396,633
Trucks & Trailers	$983,657
Warehouse	$649,145
Depreciation	$653,372
Administrative	$5,723,435
Total Operating Exp.	$11,406,242
Percent of All Sales	10.09%
Operating Inc./(loss)	$904,004
Interest Expense	$469,417
Net Pre-Tax Earnings	$434,587
Income Tax Expense	138,514
Net Income	$296,073

ASSOCIATED GROCERS OF MAINE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Unaudited)

Period Ended January 30, 2004

	Preferred Stock	Preferred Subscribed	Common Stock	Paid-in Capital	Accumulated Other Compre-hensive Loss	Retained Earnings	Total
Balances at March 28, 2003	997,500	220,000	366,000	233,621	-	1,083,774	2,900,895
Add:							
Shares issued							-
Preferred Stock	55,000						55,000
Common Stock			25,500	17,459			42,959
Subscriptions							-
Preferred Stock							-
Net Income						296,073	296,073
Deduct							
Shares redeemed							-
Preferred Stock	80,000						80,000
Common Stock			28,500	19,513			48,013
Subscriptions redeemed							-
Preferred Stock							-
Subscriptions collected							-
Preferred Stock							-
Dividends Paid						48,225	48,225
Balances at January 30, 2004	972,500	220,000	363,000	231,567	-	1,331,622	3,118,689

Associated Grocers of Maine, Inc. and Subsidiaries
Consolidated Statements of Cash Flows (Unaudited)
Period Ended January 30,2004

Cash Flows from Operating Activities:	
Net Income	296,073
Adjustments to reconcile net income	
to net cash provided by operating activities	
Depreciation	612,135
Amortization	6
Gain on sale of fixed assets	(1,350)
Deferred Taxes	3,271
(Increase) decrease in operating assets:	
Trade Accounts Receivable	(489,467)
Inventories	432,310
Inventories-supplies	368
Prepaid Expenses	(245,795)
Income Taxes Refundable	39,680
Increase (decrease) in operating liabilities:	
Accounts Payable	894,882
Accrued Expenses	(316,925)
Net cash provided by operating activities:	1,225,188
Cash flows from investing activities:	
Disbursements on notes receivable - members	(492,581)
Principal payments received on notes rec. members	274,423
Proceeds from sale of property and equipment	35,921
Purchase of property, plant, and equipment	(291,420)
Purchase of investment in grocery coops	(30,000)
Net cash used in investing activities	(503,657)
Cash flows from financing activities:	
Net borrowings under line-of-credit agreement	503,632
Principal payments on long-term debt	(35,994)
Proceeds from issuance of preferred stock	7,500
Proceeds from issuance of common stock	42,959
Redemption of preferred stock	(80,000)
Redemption of common stock	(48,013)
Deposits to capital deposits	1,536,211
Withdrawals from capital deposits	(2,535,486)
Dividends paid	(48,225)
Net cash used by financing activities	(657,416)
Net increase in cash and cash equivalents	64,115
Cash and cash equivalents at beginning of period	161,143
Cash and cash equivalents at end of period	225,258

Associated Grocers of Maine, Inc. and Subsidiaries

Audited Consolidated Financial Statements
and Additional Information

Years Ended March 28, 2003 and March 29, 2002
With Independent Auditors' Report

BAKER NEWMAN & NOYES
LIMITED LIABILITY COMPANY

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

Audited Consolidated Financial Statements
and Additional Information

Years Ended March 28, 2003 and March 29, 2002

CONTENTS

BAKER NEWMAN & NOYES

LIMITED LIABILITY COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Associated Grocers of Maine, Inc.

We have audited the accompanying consolidated balance sheets of Associated Grocers of Maine, Inc. and Subsidiaries as of March 28, 2003 and March 29, 2002 and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Associated Grocers of Maine, Inc. and Subsidiaries as of March 28, 2003 and March 29, 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in note 1 to the financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended, for the year ended March 29, 2002.

Baker Newman & Noyes

Limited Liability Company

Portland, Maine
May 8, 2003

ONE HUNDRED MIDDLE STREET, P.O. BOX 507, PORTLAND, MAINE 04112 · TELEPHONE 207-879-2100 · TELEFAX 207-774-1793 · WWW.BNNCPA.COM
[illegible] MANCHESTER, NEW HAMPSHIRE 03101 · TELEPHONE 603-641-6171 · TELEFAX 603-666-0643 · MAIL@BNNCPA.COM

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 28, 2003 and March 29, 2002

ASSETS

	2003	2002
Current assets:		
Cash and cash equivalents	$ 161,143	$ 752,726
Trade accounts receivable (less allowance for doubtful accounts of $150,000 in 2003 and $196,813 in 2002)	4,718,203	5,299,492
Notes receivable – members, current portion	257,216	234,425
Inventories	7,151,527	7,352,912
Inventories – supplies	109,288	144,270
Prepaid expenses	362,607	338,681
Income taxes refundable	39,680	–
Deferred taxes	286,000	330,000
Total current assets	13,085,664	14,452,506
Property, plant and equipment:		
Land and land improvements	157,369	157,369
Buildings	5,824,870	6,170,040
Automotive equipment	1,088,626	909,334
Office furniture and equipment	2,209,265	2,152,878
Warehouse equipment and information systems	5,358,707	5,081,452
Retail equipment	–	145,853
	14,638,837	14,616,926
Less accumulated depreciation	8,952,112	8,471,816
	5,686,725	6,145,110
Construction in progress	95,146	64,367
	5,781,871	6,209,477
Other assets:		
Notes receivable – members	635,168	343,594
Investments in grocery cooperatives	279,218	262,733
Deferred finance costs, net	13,815	19,002
	928,201	625,329
Total assets	$ 19,795,736	$ 21,287,312

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Current liabilities:		
Bank overdraft	$ 471,368	$ 1,084,609
Notes payable	3,000,000	3,654,000
Current portion of long-term debt	47,579	45,132
Current portion of obligations under capital lease	–	158,484
Accounts payable	3,487,501	3,760,992
Accrued expenses	1,073,306	1,348,716
Total current liabilities	8,079,754	10,051,933
Other liabilities:		
Long-term debt – net of current portion	569,302	616,880
Deferred taxes	333,000	243,000
Total other liabilities	902,302	859,880
Capital deposits	8,132,785	7,759,008
Total liabilities	17,114,841	18,670,821
Stockholders' equity:		
Preferred stock – noncumulative; $2,500 par value, authorized – 1,600 shares, issued – 399 shares (420 in 2002)	997,500	1,050,000
Preferred stock subscribed, and unissued	220,000	175,000
Common stock – $1,500 par value, authorized – 800 shares, issued – 244 shares (245 in 2002)	366,000	367,500
Paid-in capital	233,621	232,342
Retained earnings	1,083,774	1,008,649
Accumulated other comprehensive loss	–	(42,000)
	2,900,895	2,791,491
Less: subscriptions receivable – preferred stock	220,000	175,000
	2,680,895	2,616,491
Total liabilities and stockholders' equity	$ 19,795,736	$ 21,287,312

See accompanying notes.

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Years Ended March 28, 2003 and March 29, 2002

	2003	% of Sales	2002	% of Sales
Sales	$ 132,124,796	100.00%	$ 137,457,161	100.00%
Cost of sales	124,313,015	94.09	129,861,270	94.47
Gross profit before vendors' discounts	7,811,781	5.91	7,595,891	5.53
Vendors' discounts	1,221,514	.93	1,437,637	1.05
Gross profit	9,033,295	6.84	9,033,528	6.58
Other operating income:				
Service charges	3,607,434	2.73	3,614,971	2.63
Commission income	228,755	.17	186,699	.14
Advertising	748,379	.56	694,712	.50
Central billing	838,031	.63	766,023	.56
Rental income	–	–	52,500	.04
	5,422,599	4.10	5,314,905	3.87
Operating expenses:				
Labor – warehouse, handling and delivery	2,976,898	2.25	2,804,149	2.04
Trucks and trailers	1,093,281	.83	1,107,935	.81
Warehouse	313,150	.24	325,249	.24
Depreciation	751,220	.56	764,760	.56
Administrative	8,451,767	6.40	8,389,735	6.10
	13,586,316	10.28	13,391,828	9.75
Operating income	869,578	.66	956,605	.70
Other income (expense):				
Interest on savings and notes receivable	20,066	.01	27,235	.02
(Loss) gain on sale of property and equipment	(3,058)	–	38,215	.03
Miscellaneous	4,327	–	10,887	.01
Interest on members' accounts	(414,990)	(.31)	(369,635)	(.27)
Interest – other	(236,986)	(.18)	(303,016)	(.23)
	(630,641)	(.48)	(596,314)	(.44)
Income before income tax expense	238,937	.18	360,291	.26
Income tax expense	(111,630)	(.08)	(119,662)	(.09)
Net income	127,307	.10%	240,629	.17%
Other comprehensive income (loss):				
Gain (loss) on derivative cash flow hedge	42,000		(42,000)	
Comprehensive income	$ 169,307		$ 198,629	
Basic and diluted earnings per common share	$ 386.32		$ 834.42	

See accompanying notes.

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended March 28, 2003 and March 29, 2002

	Preferred Stock	Preferred Subscribed	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balances at March 30, 2001	$ 1,067,500	$ 172,500	$ 372,000	$ 235,424	$ –	$ 818,645,	$ 2,666,069
Add:							
Shares issued:							
Preferred stock	75,000	–	–	–	–	–	75,000
Common stock	–	–	30,000	20,540	–	–	50,540
Subscriptions:							
Preferred stock	–	90,000	–	–	–	–	90,000
Net income	–	–	–	–	–	240,629	240,629
Deduct:							
Shares redeemed:							
Preferred stock	92,500	–	–	–	–	–	92,500
Common stock	–	–	34,500	23,622	–	–	58,122
Subscriptions redeemed:							
Preferred stock	–	22,500	–	–	–	–	22,500
Subscriptions collected:							
Preferred stock	–	65,000	–	–	–	–	65,000
Dividends paid	–	–	–	–	–	50,625	50,625
Other comprehensive loss	–	–	–	–	42,000	–	42,000
Balances at March 29, 2002	1,050,000	175,000	367,500	232,342	(42,000)	1,008,649	2,791,491
Add:							
Shares issued:							
Preferred stock	75,000	–	–	–	–	–	75,000
Common stock	–	–	43,500	29,783	–	–	73,283
Subscriptions:							
Preferred stock	–	125,000	–	–	–	–	125,000
Other comprehensive income	–	–	–	–	42,000	–	42,000
Net income	–	–	–	–	–	127,307	127,307
Deduct:							
Shares redeemed:							
Preferred stock	127,500	–	–	–	–	–	127,500
Common stock	–	–	45,000	28,504	–	2,307	75,811
Subscription redeemed:							
Preferred stock	–	27,500	–	–	–	–	27,500
Subscription collected:							
Preferred stock	–	52,500	–	–	–	–	52,500
Dividends paid	–	–	–	–	–	49,875	49,875
Balances at March 28, 2003	$ 997,500	$ 220,000	$ 366,000	$ 233,621	$ –	$ 1,083,774	$ 2,900,895

See accompanying notes.

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended March 28, 2003 and March 29, 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 127,307	$ 240,629
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	751,220	764,760
Amortization	5,187	5,187
Loss (gain) on sale of property, plant and equipment	3,058	(38,215)
Gain on sale of investments	(2,585)	–
Deferred taxes	106,000	107,000
(Increase) decrease in operating assets:		
Trade accounts receivable	372,230	(992,157)
Inventories	201,385	(11,044)
Inventories – supplies	34,982	(58,693)
Prepaid expenses	(23,926)	(10,184)
Income taxes refundable	(39,680)	266,500
Other assets	–	1,963
Increase (decrease) in operating liabilities:		
Accounts payable	(273,491)	(1,109,474)
Accrued expenses	(205,410)	166,073
Net cash provided (used) by operating activities	1,056,277	(667,655)
Cash flows from investing activities:		
Disbursements on notes receivable members	(561,647)	(337,000)
Principal payments received on notes receivable members	200,123	357,879
Proceeds from sale of investments in grocery cooperatives	3,085	40,478
Purchase of investments in grocery cooperatives	(16,985)	(119,926)
Proceeds from sale of property and equipment	5,250	38,215
Purchase of property, plant and equipment	(490,406)	(782,901)
Net cash used by investing activities	(860,580)	(803,255)
Cash flows from financing activities:		
Net borrowings (payments) under line-of-credit agreement and bank overdraft	(1,267,241)	908,355
Principal payments on long-term debt	(45,131)	(41,629)
Principal payments under capital lease obligation	–	(6,404)
Proceeds from issuance of preferred stock	70,956	4,946
Proceeds from issuance of common stock	73,283	50,540
Redemption of preferred stock	(127,500)	(92,500)
Redemption of common stock	(75,811)	(58,122)
Deposits to capital deposits	2,967,058	2,732,455
Withdrawals from capital deposits	(2,333,019)	(2,039,584)
Dividends paid	(49,875)	(50,625)
Net cash provided (used) by financing activities	(787,280)	1,407,432

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Years Ended March 28, 2003 and March 29, 2002

	2003	2002
Net decrease in cash and cash equivalents	$ (591,583)	$ (63,478)
Cash and cash equivalents at beginning of year	752,726	816,204
Cash and cash equivalents at end of year	$ 161,143	$ 752,726
Supplemental disclosure of cash flow information:		
Cash paid during the year:		
Interest	$ 691,650	$ 793,506
Income taxes paid, net of refunds received	45,710	(254,235)
Supplemental disclosure of noncash investing and financing activities:		
Capital deposits were applied to trade accounts receivable and notes receivable – members as follows:		
Accounts receivable	$ 209,059	$ 194,444
Notes receivable	47,158	35,515
	$ 256,217	$ 229,959

During 2003, $125,000 of preferred stock was subscribed. The amount subscribed in 2002 was $90,000.

Additional preferred stock was issued in 2003 upon conversion of $4,044 of capital deposits. $70,054 was issued in 2002.

During 2002, accrued expenses increased $70,000, deferred tax asset increased $28,000 and accumulated other comprehensive loss increased $42,000 as a result of losses on a derivative cash flow hedge.

During 2003, a capital lease with a value of $158,484 was terminated along with property and equipment of the same value.

See accompanying notes.

1. Summary of Significant Accounting Policies

Operations

Associated Grocers of Maine, Inc. (the Association) is primarily in the business of buying, warehousing, shipping and billing groceries and related products to member stores which, according to the Association's Bylaws, are also stockholders of the Association. The Bylaws allow the Association to sell to nonmember stores, but only in such a way that a competitive advantage to the members is preserved. The Association operates throughout Maine, New Hampshire, Massachusetts and Vermont.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year

The Association conducts its business on a 52-53 week year. The years ended March 28, 2003 and March 29, 2002 each contained 52 weeks.

Principles of Consolidation

The consolidated financial statements include the accounts of the Association and its wholly-owned subsidiaries, Allied Insurance Agency of Maine, Inc. and A.G. Development Corp. All intercompany accounts and transactions have been eliminated in consolidation. Allied Insurance Agency of Maine, Inc. was formed to sell insurance to member-retailers, nonmembers and to the Association. A.G. Development Corp. was created as a separate entity for the purpose of owning, buying, renting and leasing retail grocery businesses, real estate, buildings, equipment, etc. A.G. Development Corp. had no substantial activity during 2003 and had no assets or liabilities at March 28, 2003.

Inventories

Inventories, which consist of groceries and related products, are valued at the lower of cost or market, with cost determined on a first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is computed by the straight-line and accelerated methods over the respective useful lives.

Advertising

Advertising costs are charged to operations when incurred and approximated $65,000 and $112,000 for 2003 and 2002, respectively.

1. Summary of Significant Accounting Policies (Continued)

Revenue Recognition and Accounts Receivable

Revenue is recognized when the product is shipped. The allowance for doubtful accounts is provided based on an analysis by management of the collectibility of outstanding balances. Management considers the age of outstanding balances and the creditworthiness of customers in determining the allowance for doubtful accounts.

Deferred Finance Costs

Costs incurred in connection with obtaining debt are being amortized over the life of the respective loan on a straight-line method.

Pension Plan

The Association has a deferred savings plan that covers substantially all the Association's non-union employees. The Association also contributes on behalf of its union employees to a union pension plan pursuant to a collectively bargained agreement. The Association's policy is to accrue pension costs as incurred.

Income Taxes

Income taxes are provided for based on financial statement income. Deferred income taxes arise from temporary differences in the bases of assets and liabilities for financial reporting and tax purposes. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent, depending on the periods in which the temporary differences are expected to reverse. Deferred assets and liabilities are adjusted for the effects of changes in the tax laws and rates on the date of enactment. The Association files a consolidated tax return which includes the income or losses for its subsidiaries.

Earnings per Share

Basic and diluted earnings per share (EPS) are computed based on the weighted average number of common shares outstanding. The following is the reconciliation of the numerators and denominators of the basic and diluted EPS computation for the years ended:

	March 28, 2003			March 29, 2002		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net income	$ 127,307	–	$	$ 240,629	–	$ –
Preferred stock – dividend	31,500	–		32,025	–	–
Basic and diluted EPS	$ 95,807	248	$386.32	$ 208,604	250	$ 834.42

1. Summary of Significant Accounting Policies (Continued)

The Association's calculation for basic and diluted EPS is the same, as there are no options or convertible securities outstanding.

Statements of Cash Flows

For purposes of the statements of cash flows, the Association considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Reclassification

Certain items in the 2002 financial statements have been reclassified to enhance comparison to the 2003 financial statements.

Interest Rate Swap Agreement

The Financial Accounting Standards Board (FASB) issued Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This statement, effective for the Company in the year ended March 29, 2002, requires that the Company record as an asset or liability the fair value of the interest rate swap agreement described in note 5. This statement also stipulates the criteria necessary for the interest rate swap agreement to qualify for cash flow hedge accounting. The effective portion of gains or losses under cash flow hedge accounting is reported as a component of equity in accumulated other comprehensive income (loss). During 2002, the Company used cash flow hedge accounting to account for the interest rate swap agreement. The Company determined that the interest rate swap is highly effective in hedging its exposure to variable interest rates on its debt.

As of March 29, 2002, the Company has a liability of $70,000 as a result of the interest rate swap agreement, which has been included in accrued expenses. The fair value on the interest rate swap agreement at March 29, 2002 of $70,000 less the related income tax effect of $28,000 has been recorded as a component of comprehensive income. The impact of adoption of this statement as of the beginning of fiscal 2002 is treated as a cumulative effect of an accounting change and consisted of the fair value of the agreement at that date, a liability of $83,000, less income tax effects of $23,000.

Cumulative effect of change in accounting for derivatives	$ 50,000
Change in fair value of derivative, net of tax	(8,000)
Other comprehensive loss	$ 42,000

The interest rate swap agreement expired in September 2002. The Company recognized $42,000 of other comprehensive income in 2003.

2. Cash

The Association maintains its cash accounts in four commercial banks. Accounts at each bank are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At various times throughout the year, the Association has cash on deposit in excess of the FDIC coverage. The Association had $1,251,749 on deposit in excess of FDIC coverage at March 28, 2003. The bank balance is higher than book due to outstanding checks.

3. Notes Receivable – Members

The Association has notes receivable with some members. The majority of these notes are secured by property and securities. Interest rates on the notes at March 28, 2003 range from 0% to 6.25% (March 29, 2002 range from 0% to 6.25%).

The composition of notes receivable was as follows:

	2003	2002
Notes receivable	$892,384	$578,019
Less: current portion	257,216	234,425
	$635,168	$343,594

4. Investments In Grocery Cooperatives

The Association owned 2,942 Class C stock shares at March 28, 2003 and March 29, 2002, in Associated Wholesalers, Inc., a grocery and health and beauty care distribution cooperative based in Pennsylvania. The Association owned 194,614 and 177,906 shares at March 28, 2003 and March 29, 2002, respectively, of nonvoting common stock in Western Family Holding Company, the parent organization to Western Family Foods, Inc., a grocery distribution cooperative based in Oregon. These shares of Associated Wholesalers, Inc. and Western Family Holding Company are non-trading securities and carried at cost for financial statement purposes. Investments in grocery cooperatives are as follows:

	2003	2002
Associated Wholesalers, Inc.	$ 80,956	$ 80,956
Western Family Holding Company	194,713	178,005
Other grocery cooperatives	3,549	3,772
	$279,218	$262,733

5. Notes Payable

The notes payable were as follows:

	2003	2002
Fleet Bank:		
$6,000,000 line of credit with interest rates at London Interbank Offered Rate (LIBOR) plus 175 basis points for base borrowing (3.02% and 3.596% at March 28, 2003 and March 29, 2002) maturing September 30, 2004 and, at March 29, 2002 Fleet Bank of Maine's prime lending rate for borrowings in excess of $3,500,000 (4.75% at March 29, 2002), secured by all corporate assets	$3,000,000	$3,654,000

The Company entered into an interest rate swap agreement which effectively converted a portion of its variable rate LIBOR debt to fixed rate debt outstanding at March 29, 2002, as follows:

Notional amount	$2,500,000
Interest payable – fixed rate	8.33%
Expiration date	September 30, 2002
Fair value of swap – liability – March 29, 2002	$70,000

The swap agreement terminated September 2002.

The Association also has a revolving term loan in the amount of $2,000,000 for the purpose of lending to member stores. There was no outstanding balance as of March 28, 2003 and March 29, 2002.

Restrictive Covenants

The loan agreement relating to the Fleet Bank revolving term loan contains various covenants pertaining to maintenance of net worth with various financial ratios, capital expenditures, and other reporting requirements. As of March 28, 2003, the Association was in compliance with these covenants.

6. Long-Term Debt

Long-term debt was as follows:

	2003	2002
City of Gardiner, Maine:		
Urban Development Action Grant – secured by land, buildings, fixtures and equipment, interest rate 8% payable in 19 quarterly installments of $23,200 through November 2005 with a balloon payment in 2006	$614,297	$655,865
Secured by a vehicle, interest rate 10%	2,584	6,147
	616,881	662,012
Less: current portion	47,579	45,132
	$569,302	$616,880

Maturities of long-term debt are as follows:

2004	$ 47,579
2005	48,704
2006	520,599

7. Leases

The Association leases automotive equipment, computer and office equipment under operating leases with various terms. Rent expense approximated $889,000 for 2003 and $948,000 for 2002. The future minimum rental payments required under operating leases are as follows:

2004	$ 658,000
2005	579,000
2006	499,000
2007	463,000
2008	332,000
Thereafter	276,000
Total minimum future rentals	$2,807,000

The automotive equipment leases contain requirements for possible additional mileage surcharges in addition to the amounts disclosed above. A portion of the lease payments for automotive equipment include payments for repairs and maintenance.

7. Leases (Continued)

In connection with a member store's lease obligation on a retail building and equipment located in Skowhegan, Maine, the Association guarantees rental payments to a third party for $65,000 per year until 2006. The maximum exposure to the Association is $195,000.

8. Capital Deposits

In order to assure the Association of working capital and to provide security for credit extended to stockholders, each stockholder is required to invest in "capital deposits" of the Association to the extent of the member's capital deposit factor. The capital deposit factor is based upon three times each store's average total weekly purchases from the preceding year, up to $50,000 per store. Every member store is required to pay into its capital deposit account a minimum of 1% of its total purchases until such time that the store's capital deposit factor has been met.

For the years ended March 28, 2003 and March 29, 2002, interest was paid at the rate of 4.5% and 5.25%, respectively, on the member's capital deposit factor after attaining one week's average weekly purchases, and at the average prime rate less .75% and 1% for the years ended March 28, 2003 and March 29, 2002, respectively, or the capital deposit factor rate (whichever is higher) for amounts in excess of the member's capital deposit factor (certificates of capital deposits).

If a stockholder sells his/her stock or otherwise ceases to be eligible for membership in the Association, his/her capital deposits become payable upon demand, with actual payment made approximately six weeks from the date of demand due to administrative requirements.

Detail of capital deposits was as follows:

	2003	2002
Capital deposits	$7,879,505	$7,400,545
Certificates of capital deposits, one-year term, rates of 4.5% in 2003 and 5.25% to 7% in 2002	253,280	358,463
	$8,132,785	$7,759,008

9. Stockholders' Equity

A requirement of the Association is that the preferred and common stock of Associated Grocers of Maine, Inc. owned by each member be pledged to the Association for security of that member's accounts receivable. Upon termination of a membership, the stockholder is required to resell his/her stock to the Association. The members are required to purchase one share of Class A stock upon joining the organization at a par value of $1,500 and an additional $1,027 of paid in capital.

The Association authorized 1,600 shares of Class B, nonvoting, preferred stock at a par value of $2,500 each with a noncumulative dividend preference not to exceed 12%. Any dividends on all stock may be applied to the member's capital deposit account.

9. Stockholders' Equity (Continued)

Members are required to purchase two shares of the Class B stock. Members have the option of purchasing the stock outright or may have funds transferred from their capital deposit accounts. If funds are transferred from the capital deposit accounts, members are required to replenish their accounts up to their factors by weekly payments equal to 1% of their purchases.

As of March 28, 2003, 88 shares of preferred stock were subscribed by member-stores in the amount of $220,000 (70 shares in the amount of $175,000 at March 29, 2002).

10. Benefit Plans

The Association's defined contribution plan for the union requires a per hour contribution for employees in 2003 and 2002 (not to exceed 40 hours per week), respectively.

The Association has a deferred savings 401(k), plan, which covers eligible non-union employees. The Association will match up to the first 3.5% of the employee compensation.

Pension expense for 2003 and 2002 was $326,961 and $296,553, respectively.

11. Income Taxes

Income tax expense (benefit) was as follows:

	2003			2002		
	Current	Deferred	Total	Current	Deferred	Total
Federal	$ (143)	$ 85,000	$ 84,857	$16,259	$ 86,000	$102,259
State	5,773	21,000	26,773	(3,597)	21,000	17,403
	$ 5,630	$106,000	$111,630	$12,662	$107,000	$119,662

The Association's effective income tax rate is different than would be expected if the federal statutory rate was applied to income from operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes.

11. Income Taxes (Continued)

A reconciliation of income tax expense at the statutory federal rate of 34% to income tax expense at the Association's effective rate is as follows:

	2003	2002
Computed tax at the expected statutory rate	$ 81,238	$122,500
State taxes, net of federal benefits	17,670	11,500
Other	12,722	(14,338)
	$111,630	$119,662

Deferred income taxes reflect the net tax effects of temporary differences between the financial statement carrying amount of assets and liabilities and the amounts used for income tax purposes and are attributable to the following:

	2003	2002
Deferred tax asset:		
Trade accounts receivable and notes receivable	$ 60,000	$ 78,000
Inventories	89,000	94,000
Accrued compensated absences	134,000	130,000
Interest rate swap	–	28,000
Net operating loss carryforward	3,000	–
Total gross deferred tax asset	286,000	330,000
Deferred tax liabilities:		
Depreciation	(333,000)	(243,000)
Net deferred tax (liability) asset	$ (47,000)	$ 87,000

The net deferred tax assets (liability) in the accompanying balance sheets consist of the following components:

	2003	2002
Deferred tax assets – current	$ 286,000	$ 330,000
Deferred tax liability – noncurrent	(333,000)	(243,000)
Net deferred tax (liability) asset	$ (47,000)	$ 87,000

Management of the Association believes it is more likely than not that the deferred tax asset can be realized through the Association's ability to generate taxable income in the future. Therefore no valuation allowance is necessary on March 28, 2003 and March 29, 2002.

12. Related Party Transactions

Board of Directors

Directors fees and travel reimbursement paid to the Board of Directors amounted to approximately $65,000 for the years ended March 28, 2003 and March 29, 2002.

The Association has note receivables with certain board members of $151,846 and $54,706, as of March 28, 2003 and March 29, 2002, respectively. (See note 3)

13. Segment Reporting

The Association has addressed the reporting requirements under Financial Accounting Standards Statements (FASB) No. 131, *Disclosures about Segments of an Enterprise*, and related information and has classified its operations into three reportable segments that provide different products or services. Separate management of each segment is required because each business unit is subject to different marketing, distribution and service strategies. Reportable segments are as follows:

2003	A.G. 1	Allied 2	Eliminations	Total
External:				
Sales	$ 132,124,796	$ –	$ –	$ 132,124,796
Service Charges	3,600,429	15,045	(8,040)	3,607,434
Commission income	–	273,605	(44,850)	228,755
Advertising	748,379	–	–	748,379
Central billing	838,031	–	–	838,031
Intersegment revenue		52,890	(52,890)	–
Interest expense	660,016		(8,040)	651,976
Depreciation and amortization	753,755	2,652	–	756,407
Profit (loss)	127,307	75,793	(75,793)	127,307
Assets	20,562,800	949,309	(1,716,373)	19,795,736
Expenditures for long-lived assets	490,406	–	–	490,406

13. Segment Reporting (Continued)

2002	A.G. 1	Allied 2	Development 3	Eliminations	Total
External:					
Sales	$ 137,457,161	$ –	$ –	$ –	$ 137,457,161
Service Charges	3,607,963	15,048	–	(8,040)	3,614,971
Commission income	–	234,588	–	(47,889)	186,699
Advertising	694,712	–	–	–	694,712
Central billing	766,023	–	–	–	766,023
Rental income	–	–	52,500	–	52,500
Intersegment revenue	–	55,929	–	(55,929)	–
Interest expense	663,653	–	17,038	(8,040)	672,651
Depreciation and amortization	742,588	5,660	21,699	–	769,947
Profit (loss)	240,629	50,325	(17,759)	(32,566)	240,629
Assets	21,565,555	929,321	254,287	(1,461,851)	21,287,312
Expenditures for long-lived assets	763,750	19,151	–	–	782,901

Reportable segment 1 consists of Associated Grocers of Maine, which primarily derives its revenue from the wholesale distribution of groceries. Segment 2 consists of Allied Insurance Agency of Maine, Inc., which derives its commission revenues from sales of insurance to member stores and others. Segment 3 consists of A.G. Development Corp., which leases retail grocery store property and equipment. The accounting policies applied by each of the segments are the same as those used by the Association.

14. Subsequent Event

On May 20, 2003, the Board of Directors declared a $75 per share cash dividend to preferred and common stockholders payable on June 20, 2003 to stockholders of record on March 28, 2003. Total amount of dividends to be paid approximates $48,225.

15. Concentrations

All of the Association's truck drivers, warehousemen and helpers are covered by a union contract that expires on August 31, 2006.

16. Commitments

On February 14, 2003, the Association signed an agreement with JPB Enterprises, Inc. (JPBE) whereby JPBE will act as an investment banker to the Association in connection with any proposed business combinations involving the Association and any other party, including analyzing, structuring, negotiating and effecting any proposed business combinations.

JPBE will be paid a nonrefundable fee of $5,000 per month for a period of five months and will receive a success fee based on a percentage of the aggregate purchase price in any business combinations pursuant to the agreement.

17. Fair Value of Financial Instruments

The Association's financial instruments, other than long-term debt, consist of cash and cash equivalents, receivables and payables, all of which have fair values substantially equal to carrying values due to their short-term nature. The fair value of the Company's long-term debt also approximates its carrying value. The fair value of the interest rate swap agreement at March 29, 2002 is discussed in note 5.

ADDITIONAL INFORMATION

BAKER NEWMAN & NOYES
LIMITED LIABILITY COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON CONSOLIDATING AND ADDITIONAL INFORMATION

The Board of Directors
Associated Grocers of Maine, Inc.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidating information is presented for purposes of additional analysis of the basic consolidated financial statements rather than to present the financial position, results of operations and cash flows of the individual companies and is not a required part of the basic consolidated financial statements. The consolidating information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Baker Newman & Noyes
Limited Liability Company

Portland, Maine
May 8, 2003

One Hundred Middle Street, P.O. Box 507, Portland, Maine 04112 · Telephone 207-879-2100 · Telefax 207-774-1793 · www.bnncpa.com
650 Elm Street, Suite 302, Manchester, New Hampshire 03101 · Telephone 603-641-6171 · Telefax 603-666-0643 · mail@bnncpa.com

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET

March 28, 2003 with Comparative Information for March 29, 2002

ASSETS

	Consolidating Information		
	Associated Grocers	Allied Insurance Agency	Elimination
Current assets:			
Cash and cash equivalents	$ 15,634	$ 145,509	$ –
Trade accounts receivable(less allowance for doubtful accounts of $150,000 in 2003 and $196,813 in 2002)	4,703,917	72,212	(57,926)
Accounts receivable – affiliate	–	711,551	(711,551)
Notes receivable – members, current portion	257,216	–	–
Inventories	7,151,527	–	–
Inventories – supplies	109,288	–	–
Prepaid expenses	356,045	6,562	–
Income taxes refundable	39,680	–	–
Deferred taxes	286,000	–	–
Total current assets	12,919,307	935,834	(769,477)
Property, plant and equipment:			
Land and land improvements	157,369	–	–
Buildings	5,824,870	–	–
Automotive equipment	1,088,626	–	–
Office furniture and equipment	2,116,476	92,789	–
Warehouse equipment and information systems	5,358,707	–	–
Retail equipment	–	–	–
	14,546,048	92,789	–
Less accumulated depreciation	8,872,798	79,314	–
	5,673,250	13,475	–
Construction in progress	95,146	–	–
	5,768,396	13,475	–
Other assets:			
Notes receivable	635,168	–	–
Investment with grocery cooperatives	279,218	–	–
Deferred finance costs, net	13,815	–	–
Investment in subsidiaries	946,896	–	(946,896)
	1,875,097	–	(946,896)
Total assets	$ 20,562,800	$ 949,309	$ (1,716,373)

SCHEDULE 1

Consolidated	
2003	2002
$ 161,143	$ 752,726
4,718,203	5,299,492
–	–
257,216	234,425
7,151,527	7,352,912
109,288	144,270
362,607	338,681
39,680	–
286,000	330,000
13,085,664	14,452,506
157,369	157,369
5,824,870	6,170,040
1,088,626	909,334
2,209,265	2,152,878
5,358,707	5,081,452
–	145,853
14,638,837	14,616,926
8,952,112	8,471,816
5,686,725	6,145,110
95,146	64,367
5,781,871	6,209,477
635,168	343,594
279,218	262,733
13,815	19,002
–	–
928,201	625,329
$ 19,795,736	$ 21,287,312

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET

March 28, 2003 with Comparative Information for March 29, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

	Consolidating Information		
	Associated Grocers	Allied Insurance Agency	Elimination
Current liabilities:			
Bank overdraft	$ 471,368	$ –	$ –
Notes payable	3,000,000	–	–
Current portion of long-term debt	47,579	–	–
Current portion of obligations under capital lease	–	–	–
Accounts payable	3,543,014	2,413	(57,926)
Accounts payable – affiliate	711,551	–	(711,551)
Accrued expenses	1,073,306	–	–
Total current liabilities	8,846,818	2,413	(769,477)
Other liabilities:			
Long-term debt – net of current portion	569,302	–	–
Deferred taxes	333,000	–	–
	902,302	–	–
Capital deposits	8,132,785	–	–
Total liabilities	17,881,905	2,413	(769,477)
Stockholders' Equity:			
Preferred stock – noncumulative	997,500	–	–
Preferred stock subscribed	220,000	–	–
Common stock	366,000	10,000	(10,000)
Paid-in capital	233,621	–	–
Retained earnings	1,083,774	936,896	(936,896)
Accumulated other comprehensive income	–	–	–
	2,900,895	946,896	(946,896)
Less: subscriptions receivable – preferred stock	220,000	–	–
	2,680,895	946,896	(946,896)
Total liabilities and stockholders' equity	$ 20,562,800	$ 949,309	$ (1,716,373)

SCHEDULE 1
(CONTINUED)

Consolidated	
2003	2002
$ 471,368	$ 1,084,609
3,000,000	3,654,000
47,579	45,132
–	158,484
3,487,501	3,760,992
–	–
1,073,306	1,348,716
8,079,754	10,051,933
569,302	616,880
333,000	243,000
902,302	859,880
8,132,785	7,759,008
17,114,841	18,670,821
997,500	1,050,000
220,000	175,000
366,000	367,500
233,621	232,342
1,083,774	1,008,649
–	(42,000)
2,900,895	2,791,491
220,000	175,000
2,680,895	2,616,491
$ 19,795,736	$ 21,287,312

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME

Year Ended March 28, 2003 with Comparative Information
for the Year Ended March 29, 2002

	Consolidating Information		
	Associated Grocers	Allied Insurance Agency	Elimination
Sales	$ 132,124,796	$ –	$ –
Cost of sales	124,313,015	–	–
Gross profit before vendors' discounts	7,811,781	–	–
Vendors' discounts	1,221,514	–	–
Gross profit	9,033,295	–	–
Other operating income:			
Service charges	3,600,429	15,045	(8,040)
Commission income	–	273,605	(44,850)
Advertising	748,379	–	–
Central billing	838,031	–	–
Rental income	–	–	–
	5,186,839	288,650	(52,890)
Operating expenses:			
Labor – warehouse, handling and delivery	2,976,898	–	–
Trucks and trailers	1,093,281	–	–
Warehouse	313,150	–	–
Depreciation	748,568	2,652	–
Administrative	8,286,412	210,205	(44,850)
	13,418,309	212,857	(44,850)
Operating income	801,825	75,793	(8,040)
Other income (expense):			
Interest on savings and notes receivable	20,066	–	–
Gain on sale of property and equipment	(3,058)	–	–
Miscellaneous	4,327	–	–
Interest on members' accounts	(414,990)	–	–
Interest – other	(245,026)	–	8,040
	(638,681)	–	8,040
Income before income taxes and equity in income of subsidiaries	163,144	75,793	–
Income taxes	(111,630)	–	–
Income before equity in income of subsidiaries	51,514	75,793	–
Equity in income of subsidiaries	75,793	–	(75,793)
Net income	127,307	75,793	(75,793)
Other comprehensive income (loss):			
Gain (loss) on derivative cash flow hedge	42,000	–	–
	$ 169,307	$ 75,793	$ (75,793)

SCHEDULE 2

Consolidated	
2003	2002
$ 132,124,796	$ 137,457,161
124,313,015	129,861,270
7,811,781	7,595,891
1,221,514	1,437,637
9,033,295	9,033,528
3,607,434	3,614,971
228,755	186,699
748,379	694,712
838,031	766,023
–	52,500
5,422,599	5,314,905
2,976,898	2,804,149
1,093,281	1,107,935
313,150	325,249
751,220	764,759
8,451,767	8,389,736
13,586,316	13,391,828
869,578	956,605
20,066	27,235
(3,058)	38,215
4,327	10,887
(414,990)	(369,635)
(236,986)	(303,016)
(630,641)	(596,314)
238,937	360,291
(111,630)	(119,662)
127,307	240,629
–	–
127,307	240,629
42,000	(42,000)
$ 169,307	$ 198,629

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATING SCHEDULE OF ADMINISTRATIVE EXPENSES

March 28, 2003 with Comparative Information for March 29, 2002

	Consolidating Information		
	Associated Grocers	Allied Insurance Agency	Elimination
Administrative and office salaries	$ 3,289,875	$ 108,956	$ –
Data processing salaries	280,432	–	–
Commission expense	–	24,131	–
Janitorial expense	60,581	–	–
Supplies	210,307	8,841	–
Insurance	1,841,646	21,348	(44,850)
Heat	24,976	–	–
Telephone	153,971	–	–
Lights and water	346,381	–	–
Payroll taxes	498,726	9,521	–
Municipal and other taxes	222,813	180	–
Rent	138,300	10,023	–
Maintenance and repairs	27,870	–	–
Travel and entertainment	240,451	1,131	–
Professional	303,105	4,200	–
Amortization	5,187	–	–
Union pension plan	220,071	–	–
Pension plan – other	102,604	4,286	–
Data processing supplies and expense	157,146	–	–
Sales service expense and postage	31,860	–	–
Contributions	3,340	–	–
Bad debt expense	(65,008)	1,500	–
Dues and subscriptions	25,023	1,484	–
Advertising	63,236	1,754	–
Miscellaneous	103,519	12,850	–
Total	$ 8,286,412	$ 210,205	$ (44,850)

SCHEDULE 3

Consolidated

2003	% Sales	2002	% Sales
$ 3,398,831	2.57	$ 3,358,354	2.44
280,432	.21	271,476	.20
24,131	.02	16,158	.01
60,581	.05	57,336	.04
219,148	.17	238,825	.17
1,818,144	1.38	1,629,231	1.19
24,976	.02	17,646	.01
153,971	.12	129,867	.09
346,381	.26	385,393	.28
508,247	.38	526,091	.38
222,993	.17	226,606	.16
148,323	.11	155,653	.11
27,870	.02	30,735	.03
241,582	.18	243,545	.18
307,305	.23	303,354	.22
5,187	–	5,187	–
220,071	.17	197,103	.14
106,890	.08	99,450	.08
157,146	.12	184,332	.14
31,860	.02	32,775	.02
3,340	–	5,092	–
(63,508)	(.05)	54,189	.04
26,507	.02	20,440	.02
64,990	.05	111,593	.08
116,369	.09	89,305	.07
$ 8,451,767	6.40	$ 8,389,736	6.10

PART III—EXHIBITS

Item 1. Index to Exhibits

2. Charter and Bylaws:

(a) Articles of Incorporation of Associated Grocers of Maine, Inc., as amended to date

(b) Bylaws of Associated Grocers of Maine, Inc., as amended to date

3. Instruments defining the rights of security holders:

See items 2(a) and (b) above.

6. Material agreements to which Associated Grocers of Maine, Inc. is a party:

(a) Master Loan and Security Agreement with Fleet National Bank, dated as of May 12, 1998.

(b) First Amendment to Master Loan and Security Agreement, dated as of October 26, 2000.

(c) Second Amendment to Master Loan and Security Agreement, dated as of October 24, 2002.

10(a). Consent of Baker Newman and Noyes LLC

11. Opinion of Pierce Atwood regarding legality of securities and other matters.

SIGNATURES:

The issuer has duly caused this post-effective amendment to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on March 29, 2004

ASSOCIATED GROCERS OF MAINE, INC.

By: ______________________________
Michael E. Westort, its President
and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Michael E. Westort, President and
Chief Executive Officer

Thomas Barber, Director	John Beaupre, Director
Craig Burgess, Director	Wayne Crandall, Director
Lynn Goldfarb, Director	Michael Kiernan, Director
Arthur Markos, Director	Barry McCormick, Director
Charles O'Brien, Director	Larry Plotkin, Director
Vernon Seile, Director	
David Sleeper, Director	
Frederick Crowe, Director	

This offering statement has been signed by the following person in the capacity and on the date indicated above.

Ronald Cloutier, Chief Financial Officer

SIGNATURES:

The issuer has duly caused this post-effective amendment to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on March 29, 2004

ASSOCIATED GROCERS OF MAINE, INC.

By: ______________________
Michael E. Westort, its President
and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Michael E. Westort, President and
Chief Executive Officer

Thomas Barber, Director	John Beaupre, Director
Craig Burgess, Director	Wayne Crandall, Director
Lynn Goldfarb, Director	Michael Kiernan, Director
Arthur Markos, Director	Barry McCormick, Director
Charles O'Brien, Director	Larry Plotkin, Director
Vernon Seile, Director	
David Sleeper, Director	
Frederick Crowe, Director	

SIGNATURES:

The issuer has duly caused this post-effective amendment to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on March 29, 2004

ASSOCIATED GROCERS OF MAINE, INC.

By: /s/ Michael E. Westort
Michael E. Westort, its President
and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael E. Westort
Michael E. Westort, President and
Chief Executive Officer

Thomas Barber, Director

John Beaupre, Director

Craig Burgess, Director

Wayne Crandall, Director

/s/ Lynn Goldfarb
Lynn Goldfarb, Director

Michael Kiernan, Director

Arthur Markos, Director

Barry McCormick, Director

Charles O'Brien, Director

Larry Plotkin, Director

Vernon Seile, Director

David Sleeper, Director

Frederick Crowe, Director

SIGNATURES:

The issuer has duly caused this post-effective amendment to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on March 29, 2004

ASSOCIATED GROCERS OF MAINE, INC.

By: [signature]
Michael E. Westort, its President
and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

[signature]
Michael E. Westort, President and
Chief Executive Officer

Thomas Barber, Director	John Beaupre, Director
Craig Burgess, Director	Wayne Crandall, Director
Lynn Goldfarb, Director	Michael Kiernan, Director
[signature] Arthur Markos, Director	Barry McCormick, Director
Charles O'Brien, Director	Larry Plotkin, Director
Vernon Seile, Director	
David Sleeper, Director	
Frederick Crowe, Director	

SIGNATURES:

The issuer has duly caused this post-effective amendment to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on March 29, 2004

ASSOCIATED GROCERS OF MAINE, INC.

By: ______________________
Michael E. Westort, its President
and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Michael E. Westort, President and
Chief Executive Officer

Thomas Barber, Director	John Beaupre, Director
Craig Burgess, Director	Wayne Crandall, Director
Lynn Goldfarb, Director	Michael Kiernan, Director
Arthur Markos, Director	Barry McCormick, Director
Charles O'Brien, Director	Larry Plotkin, Director
Vernon Seile, Director	
David Sleeper, Director	
Frederick Crowe, Director	

SIGNATURES:

The issuer has duly caused this post-effective amendment to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on March 29, 2004

ASSOCIATED GROCERS OF MAINE, INC.

By: ______________________
Michael E. Westort, its President
and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Michael E. Westort, President and
Chief Executive Officer

Thomas Barber, Director	John Beaupre, Director
Craig Burgess, Director	Wayne Crandall, Director
Lynn Goldfarb, Director	Michael Kiernan, Director
Arthur Markos, Director	Barry McCormick, Director
Charles O'Brien, Director	Larry Plotkin, Director
Vernon Seile, Director	
David Sleeper, Director	
Frederick Crowe, Director	

SIGNATURES:

The issuer has duly caused this post-effective amendment to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on March 29, 2004

ASSOCIATED GROCERS OF MAINE, INC.

By: ______________________
Michael E. Westort, its President
and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Michael E. Westort, President and
Chief Executive Officer

Thomas Barber, Director	John Beaupre, Director
Craig Burgess, Director	Wayne Crandall, Director
Lynn Goldfarb, Director	Michael Kiernan, Director
Arthur Markos, Director	Barry McCormick, Director
Charles O'Brien, Director	Larry Plotkin, Director
Vernon Seile, Director	
David Sleeper, Director	
Frederick Crowe, Director	

SIGNATURES:

The issuer has duly caused this post-effective amendment to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on March 29, 2004

ASSOCIATED GROCERS OF MAINE, INC.

By: ______________________
Michael E. Westort, its President
and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Michael E. Westort, President and
Chief Executive Officer

Thomas Barber, Director	John Beaupre, Director
Craig Burgess, Director	Wayne Crandall, Director
Lynn Goldfarb, Director	Michael Kiernan, Director
Arthur Markos, Director	Barry McCormick, Director
Charles O'Brien, Director	Larry Plotkin, Director
Vernon Seile, Director	
David Sleeper, Director	
Frederick Crowe, Director	

Exhibit 2(a)

This Space For Use By Secretary of State

19530003 D 1910000150588

FILED 11 01 1989 REST

Fee Paid $810 - $100

C. B. -----

NOV 7 1989

Date

3

STATE OF MAINE

RESTATED ARTICLES OF INCORPORATION

(Restatement by Shareholders Voting as Separate Class)

OF

Associated Grocers of Maine, Inc.

MAINE SECRETARY OF STATE FILED

November 1, 19 89

Gary Cooper

Secretary of State AGENT

Pursuant to 13-A MRSA §809, the undersigned corporation adopts these Articles of Restatement.

FIRST. As set out in detail in "THIRD", one or more classes of shares of the corporation were entitled to vote as a separate class on the restatement of its articles of incorporation set forth in Exhibit A attached hereto.

SECOND: The said restatement was adopted by the shareholders thereof at a meeting legally called and held on Wednesday, June 21, 1989.

THIRD: On said date, the number of shares of each class outstanding and entitled to vote on said restatement (whether or not entitled to vote as a separate class), the manner in which each such class was entitled to vote (whether or not as a separate class), and the number of shares voted for and against said restatement, respectively, were as follows:

Designation of Each Class However Entitled To Vote	Manner In Which Entitled To Vote	No. of Shares Outstanding And Entitled To Vote	Voted For	Voted Against
Class A Voting	1 Vote Per Share, In Person or By Proxy	287 (quorum 72)	149	None
Totals of All Classes		287	149	0

FOURTH: If said restatement provides for exchange, reclassification or cancellation of issued shares the manner in which the same shall be effected is contained in Exhibit B attached hereto, if it is not set forth in the restatement itself.

N/A

*FIFTH: If said restatement effects a change in the number or par values of authorized shares the number of shares which the corporation has authority to issue after giving effect to said restatement, is as follows:

Class	Series (If Any)	Number of Shares	Par Value (If Any)
	N/A		

The aggregate par value of all such shares (of all classes and series) *having par value* is $________

The total number of all such shares (of all classes and series) *without par value* is ________ shares.

SIXTH: The address of the registered office of the corporation in the State of Maine is c/o Robert A. Marden, Esq., Clerk, 44 Elm St. Waterville, Maine 04901
(street, city and zip code)

Dated June 22, 1989

Legibly print or type name and capacity of all signers 13-A MRSA §104.

Associated Grocers of Maine, Inc.**
(name of corporation)

By [signature]

Clerk Robert A. Marden
(type or print name and capacity)

By ______________________

____
(type or print name and capacity)

I certify that I have custody of the minutes showing the above action by the shareholders.

[signature]
(clerk, secretary or asst. secretary)
Clerk

NOTE: This form should not be used if any class of shares entitled to vote as a separate class for any of the reasons set out in §806, or because the articles so provide. For vote necessary for adoption see §805.

(See Exhibit A, attached)

*To be completed only if Exhibit A ... does not give this required information.

** The name of the corporation should be typed, and the document must be signed by (1) the Clerk or (2) by the President or a vice-president and by the Secretary or an assistant secretary or such other officer as the bylaws may designate as a second certifying officer or (3) if there are no such officers, then by a majority of the directors or by such directors as may be designated by a majority of directors then in office or (4) if there are no such directors, then by the holders, or such of them as may be designated by the holders, of record of a majority of all outstanding shares entitled to vote thereon or (5) by the holders of all of the outstanding shares of the corporation.

FORM NO. MBCA-6B

Exhibit A

Upon motion duly made and seconded, all stockholders having received notice of the proposed Restatement of the Articles of Incorporation, it was Voted (pursuant to M.R.S.A. T. 13-A §809):

To restate the Articles of Incorporation in order to encompass all amendments to date, including the following:

(1) To adopt all statutory corporate purposes as are applicable to Maine business corporations, with capital stock, per M.R.S.A. T. 13-A sections 101 et seq.

(2) To confirm the applicability of T. 13-A as successor statutory authority to Ch. 49, sections 8-13 (1953).

(3) The business address of the corporation is 1000 Brunswick Avenue, P.O. Box 1000, Gardiner, Maine 04345.

(4) The number of directors is 13.

(5) The board of directors is ~~not~~ authorized to increase or decrease the number of directors. The minimum number is six and the maximum number is fourteen.

(6) Meeting of the shareholders may be held outside the State of Maine.

(7) There are no preemptive rights.

(8) Capitalization/stock status: See Exhibit B, following.

(9) The true and correct corporate name is: Associated Grocers of Maine, Inc.

(10) Its location is the same as (3) above.

(11) The Clerk and registered office address is: Robert A. Marden, Esq.; P.O. Box 708; 44 Elm Street; Waterville, Maine 04901.

(12) While the bylaws authorize a board of directors to consist of not less than 6 nor more than 14, the board has set and established its number at 13 for present.

(13) The authorized stock of the corporation is 2,400 shares, consisting of 800 shares of "A" voting, common at $1,500 par and 1,600 shares of "B" non-voting, preferred, at $2,500 stated value.

The aggregate par value of all authorized shares (of all classes) having a par value is $5,200,000.

19530003 D 1910000150567

State of Maine

FILED 03 16 1953 ARTI 5

Certificate of Organization of a Corporation Under the General Law

The undersigned, officers of a corporation organized at Augusta in the County of Kennebec and State of Maine at a meeting of the signers of the articles of agreement therefor, duly called and held at the office of Robbins Company, 8 Bangor Street in the city of Augusta, Maine

on Tuesday the tenth day of March A. D. 1953

hereby certify as follows:

The name of said corporation is Associated Grocers of Central Maine, Inc.

The purposes of said corporation are

to engage in the business of a cooperative in the purchasing, warehousing, sale and delivery, at net cost to its stockholders, all groceries and all other kinds of property now or hereafter sold by retail grocers, and do all things incidental and necessary to carry out such cooperative purpose for the benefit of the member stockholders of the corporation; and also to acquire, sell, lease or exchange real estate and all interests therein.

The amount of capital stock is Three Hundred Thousand ($300,000.00) Dollars.

The amount of common stock is Three Hundred Thousand ($300,000.00) Dollars.

The amount of preferred stock is none.

The amount of capital stock already paid in is none.

The par value of the shares is One Thousand Five Hundred ($1,500.00) Dollars.

The names and residences of the owners of said shares are as follows:

Names	Residences	No. of Shares	
		Common	Preferred

Names			No. of Shares Common
Lionel R. Giguere	11½ School Street	Waterville, Maine	2
Roland J. Bolduc	51 Burleigh Street	Waterville, Maine	1
John B. Veilleux	11 Sherwin Street	Waterville, Maine	2
Omer J. Proulx	2 Preston Street	Waterville, Maine	1
Joseph N. Pooler	Oak Knoll Drive	Waterville, Maine	2
Peter and Roy Joseph	3 Gilmore Street	Waterville, Maine	2
Lionel Morissette	1 Carver Street	Waterville, Maine	1
Alcide Poissonnier	57½ Water Street	Waterville, Maine	1
John M. Ayotte	32 West Street	Waterville, Maine	1
Bernard B. Shiro	80 Clinton Avenue	Waterville, Maine	2
A. Norman Rancourt	9 Summer Street	Waterville, Maine	1
Philip J. Bourque	111½ Western Avenue	Waterville, Maine	1
Joseph R. Hachey	5 Bellevue Street	Waterville, Maine	1
Frank Lemelin	28 Water Street	Waterville, Maine	1
Wilfred W. Belanger	Western Avenue	Fairfield, Maine	1
Michael Shimay	81 Western Avenue	Waterville, Maine	1
Merwin A. Gordon	29 Alder Street	Skowhegan, Maine	1
Leonard Pooler	93 North Street	Skowhegan, Maine	2
Mahlon McCurdy	53 Pleasant Street	Skowhegan, Maine	2
Gerald L. Kyes	Madison Avenue	Skowhegan, Maine	2
Harry P. Gurney	83 Milburn Street	Skowhegan, Maine	1
Gabriel O. Dumont	R. F. D. 4	Skowhegan, Maine	1
Ralph J. Holt	R. F. D. 1	Fairfield, Maine	1
Charles H. Tobin	91 Stone Street	Augusta, Maine	1
Kenneth E. Keene	Eastern Avenue	Augusta, Maine	2
W. F. Pullen	2 North Belfast	Augusta, Maine	1
Norman R. Roberts	Western Avenue	Augusta, Maine	1
Hugh E. Chadwick	R. F. D. #6	Augusta, Maine	1
William E. Busque	59 Washington Street	Augusta, Maine	1
Felix F. DesJardin	77 Mount Vernon Avenue	Augusta, Maine	1
G. Alexis Ouellette	121 Water Street	Augusta, Maine	1
Richard J. Sturch	1 West Front Street	Augusta, Maine	1
Kenneth V. Barden	145 Bangor Street	Skowhegan, Maine	1
Daniel E. Cassidy	40 Lithgow Street	Augusta, Maine	1
Lawrence A. Barry	36 Pearl Street	Waterville, Maine	1
Wilfred C. Bruneau	10 Union Street	Augusta, Maine	1
Bernard L. Turner	38 Bridge Street	Winthrop, Maine	1
Just A. Breton	68 Monument Street	Augusta, Maine	1
Harland B. Hussey	R. F. D.	Waterville, Maine	1
Wallace Cooper	R. F. D.	Windsor, Maine	1
Buck Brothers	Water Street	Gardiner, Maine	1
Homer L. Gould	256 State Street	Augusta, Maine	1
Harry E. Doten	46 Bangor Street	Augusta, Maine	1
Forest J. Pelletier		Augusta, Maine	1
D. Kenneth Dinsmore	125 Dyer Street	Augusta, Maine	1
Francis Roderick	305 Water Street	Palermo, Maine	1
Victor Lessard	153 Water Street	Skowhegan, Maine	2
Aime Barrieault	Madison Avenue	Skowhegan, Maine	1
John E. Corson	South Belfast Avenue	Skowhegan, Maine	1
Richard Mathews	Maple Street	Skowhegan, Maine	1
Ruth E. Marshall	34 Clinton Avenue	Augusta, Maine	1
Alvin Jolivitz	133 North Avenue	Gardiner, Maine	1
Earl Lougee	North Belfast Road	Waterville, Maine	1
Wilson S. Hayden	185 Water Street	Augusta, Maine	1
P. C. Kent		Augusta, Maine	1
K. H. Hartiman	R. F. D. #6	Gardiner, Maine	1
George L. Benner		Gardiner, Maine	1
Wallace E. Farley		Augusta, Maine	1
Number of shares unsubscribed in treasury			132

Said corporation is located at Augusta in the County of Kennebec.

The number of Directors is Nine and their names are

Lionel R. Giguere, Frank Lemelin, H. H. Harriman, Daniel E. Cassidy, Lionel Morissette, Francis Roderick, Mahlon N. McCurdy, Kenneth E. Keene, and Wilfred C. Bruneau.

The name of the clerk is F. Harold Dubord and his residence is Waterville, Maine.

The undersigned, Lionel R. Giguere is president; the undersigned, Charles H. Tobin is treasurer; and the undersigned

Lionel R. Giguere, Frank Lemelin, H. H. Harriman, Daniel E. Cassidy, Lionel Morissette, Francis Roderick, Mahlon N. McCurdy, Kenneth E. Keene

are a majority of the directors of said corporation.

Witness our hands this tenth day of March A. D. 1953.

Lionel R. Giguere *President.*

Charles H. Tobin *Treasurer.*

Lionel R. Giguere, Frank Lemelin, H. H. Harriman, Daniel E. Cassidy, Lionel Morissette, Francis Roderick, Mahlon N. McCurdy, Kenneth E. Keene } *Directors.*

KENNEBEC, SS. March 10, A. D. 1953.

Then personally appeared

Lionel R. Giguere, Frank Lemelin, H. H. Harriman, Daniel E. Cassidy, Lionel Morissette, Francis Roderick, Mahlon N. McCurdy, Kenneth E. Keene, and Charles H. Tobin

and severally made oath to the foregoing certificate, that the same is true.

Before me,

F. Harold Dubord *Justice of the Peace.*

State of Maine

Attorney General's Office, March 12, A. D. 1953

I hereby certify that I have examined the foregoing certificate, and the same is properly drawn and signed, and is conformable to the constitution and laws of the State.

James G. Frost, Deputy *Attorney General.*

COPY

[*Name of Corporation.*]

ASSOCIATED GROCERS OF

CENTRAL MAINE, INC.

KENNEBEC, ss.

Registry of Deeds.

Received March 13 19 53

at 9 h. – m. A M.

Recorded in Vol. 933 Page 582

ATTEST:

Edna W. Weeks Register.

A true copy of record.

ATTEST:

Edna W. Weeks Register.

STATE OF MAINE

Office of Secretary of State

Augusta, Mar. 16, 1953.

Received and filed this day.

ATTEST:

Harold I. Goss

Secretary of State.

Recorded in Vol. 141 Page 19

19530003 D 1910000150562

FILED 06 30 1959 STCK 2

RESOLUTION INCREASING CAPITAL STOCK

Whereas, It appears that the amount of capital stock of this corporation is insufficient for the purposes for which said corporation is organized, therefore.

Resolved, That the capital stock of this corporation be increased from the sum of THREE HUNDRED THOUSAND DOLLARS, consisting of TWO HUNDRED shares of the par value of FIFTEEN HUNDRED DOLLARS each, to the sum of SIX HUNDRED THOUSAND DOLLARS, consisting of FOUR HUNDRED shares of the par value of FIFTEEN HUNDRED DOLLARS, to be known as common stock; that the By-Laws be amended in accordance herewith; that the Clerk file with the Secretary of State a certificate of the action of this meeting and obtain his certificate therefor within ten days thereof; and that the Treasurer pay to the Treasurer of State the necessary fee required for such increase.

Augusta, Maine
June 23, 1959

I, F. Harold Dubord of Waterville in the County of Kennebec and State of Maine, duly elected Clerk of Associated Grocers of Central Maine, Inc., hereby certify that the foregoing resolution increasing the capital stock of the corporation was unanimously passed at the legally called Annual Meeting of the stockholders of the corporation held at Augusta, Maine on June 17, 1959; and that this is a true copy of the resolution adopted.

F. Harold Dubord

Clerk, Associated Grocers of
Central Maine, Inc.

Associated Grocers of Central

Maine, Inc.

Increase in capital stock

141-19

STATE OF MAINE
OFFICE OF SECRETARY OF STATE

Augusta, June 30, 1959

Received and filed this day,

ATTEST: [signature]

SECRETARY OF STATE

Recorded Vol. 39 Page 454-455

19530003 D 1910000150561

FILED 06 26 1964 LNME 2

Waterville, Maine
June 18, 1964

I, F. HAROLD DUBORD, of Waterville, in the County of Kennebec and State of Maine, Clerk of Associated Grocers of Central Maine, Inc., hereby certify that, at the annual meeting of the stockholders of the foregoing corporation held at Augusta, Maine on June 17, 1964, the following Resolution relative to a change of name was unanimously adopted:

RESOLVED, that the name of this corporation be changed from "Associated Grocers of Central Maine, Inc." to "Associated Grocers of Maine, Inc.";

that the By-laws be amended accordingly; and that the Clerk file with the Secretary of State a certificate of the action of this meeting.

I further certify that in the notice of the annual meeting of the corporation sent to all stockholders, there was a notice to the effect that the foregoing Resolution was going to be presented at the annual meeting.

F Harold Dubord

Clerk

Associated Crocers of Central Maine, Inc.

Change of Name

Vol. 141 Page 19

STATE OF MAINE

OFFICE OF SECRETARY OF STATE

Augusta, June 26, 19 64

Received and filed this day,

ATTEST:

[signature]

SECRETARY OF STATE

Recorded Vol. 48 Page 102-103

19530003 D 1910000150558

FILED 06 21 1976 AMEN 2

Fee Paid.....$60... & $10..
C. B. ....810........
Date......6-25-76......

This Space For Use By Secretary of State

MAINE SECRETARY OF STATE FILED

June 21, 1976

[signature]

AGENT

STATE OF MAINE

ARTICLES OF AMENDMENT

(Amendment by Shareholders Voting as One Class)

OF

ASSOCIATED GROCERS OF MAINE, INC.

Pursuant to 13–A MRSA §§805 and 807, the undersigned corporation adopts these Articles of Amendment.

FIRST: All outstanding shares of the corporation were entitled to vote on the following amendment as one class.

SECOND: The amendment to the Articles of Incorporation of the corporation set out in Exhibit A attached hereto was adopted by the shareholders thereof at a meeting legally called and held on June 16, 1976.

THIRD: On said date, the number of shares outstanding and entitled to vote on such amendment, and the number of shares voted for and against said amendment, respectively, were as follows:

	Number of Shares Outstanding and Entitled to Vote	Voted For	Voted Against
	279	175	None
Totals	279	175	None

FOURTH: If such amendment provides for exchange, reclassification or cancellation of issued shares, the manner in which the same shall be effected is contained in Exhibit B attached hereto, if it is not set forth in the amendment itself.

*FIFTH: If such amendment effects a change in the number or par values of authorized shares the number of shares which the corporation has authority to issue after giving effect to such amendment is as follows:

Class	Series (If Any)	Number of Shares	Par Value (If Any)
Common		800	$1,500.00

The aggregate par value of all such shares (of all classes and series) *having par value* is $ 1,200,000.

The total number of all such shares (of all classes and series) *without par value* is 0 shares.

SIXTH: The address of the registered office of the corporation in the State of Maine is 44 Elm Street

Waterville, Maine 04901
(street, city and zip code)

Dated: June 17, 1976

ASSOCIATED GROCERS OF MAINE, INC.**
(name of corporation)

Legibly print or type name and capacity of all signers 13-A MRSA §104.

By [signature]

Robert A. Marden, Clerk
(type or print name and capacity)

By ______________________

____
(type or print name and capacity)

I certify that I have custody of the minutes showing the above action by the shareholders.

[signature]
(clerk, secretary or asst. secretary)

NOTE: This form should not be used if any class of shares entitled to vote as a separate class for any of the reasons set out in §806, or because the articles so provide. For vote necessary for adoption see §805.

EXHIBIT A

First: To increase the capital stock of the corporation to $1,200,000.00 consisting of 800 shares of common stock of the par value of $1,500.00.

Second: There shall be no preemptive rights.

*To be completed only if Exhibit A or B do not give this required information.

** The name of the corporation should be typed, and the document must be signed by (1) the Clerk or (2) by the President or a vice-president and by the Secretary or an assistant secretary or such other officer as the bylaws may designate as a second certifying officer or (3) if there are no such officers, then by a majority of the directors or by such directors as may be designated by a majority of directors then in office or (4) if there are no such directors, then by the holders, or such of them as may be designated by the holders, of record of a majority of all outstanding shares entitled to vote thereon or (5) by the holders of all of the outstanding shares of the corporation.

DOMESTIC
BUSINESS CORPORATION

STATE OF MAINE

ARTICLES OF AMENDMENT

(Shareholders Voting as Separate Class)

ASSOCIATED GROCERS OF MAINE, INC.
(Name of Corporation)

Minimum Fee $35 (See §1401 sub-§15)

File No. 19530003 D Pages 4
Fee Paid $ 35
DCN 1981891300013 AMEN
-----FILED-----
29-JUN-98

Nancy B. Kelleher
Deputy Secretary of State

A True Copy When Attested By Signature

Deputy Secretary of State

119824570008/05/023.000

Pursuant to 13-A MRSA §§805 and 807, the undersigned corporation adopts these Articles of Amendment: . .

FIRST: As set out in detail in "THIRD", one or more classes of shares of the corporation were entitled to vote as a separate class on the following amendment of its articles of incorporation set forth in Exhibit A attached hereto.

SECOND: The amendment set out in Exhibit A attached was adopted by the shareholders on (date) June 17, 1998
("X" one box only)

☒ at a meeting legally called and held *OR* ☐ by unanimous written consent

THIRD: On said date, the number of shares of each class outstanding and entitled to vote on said amendment (whether or not entitled to vote as a separate class), the manner in which each such class was entitled to vote (whether or not as a separate class), and the number of shares voted for and against said amendment, respectively, were as follows:

Designation of Each Class However Entitled To Vote	Manner In Which Entitled To Vote	No. of Shares Outstanding And Entitled To Vote	NUMBER Voted For	NUMBER Voted Against
Class A Voting Common Stock, par value $1,500 per share	As a separate class	264	144	0
Class B Non-Voting Preferred Stock, (Stated Value $2,500 per share)	As a separate class	428	235	0
	Totals of All Classes	692	379	0

FOURTH: If such amendment provides for exchange, reclassification or cancellation of issued shares, the manner in which this shall be effected is contained in Exhibit B attached if it is not set forth in the amendment itself.

FIFTH: If the amendment changes the number or par values of authorized shares, the number of shares the corporation has authority to issue thereafter, is as follows:

Class	Series (If Any)	Number of Shares	Par Value (If Any)

The aggregate par value of all such shares (of all classes and series) ***having par value*** is $ ________________

The total number of all such shares (of all classes and series) ***without par value*** is ________________ shares

SIXTH: The address of the registered office of the corporation in the State of Maine is One Monument Square, Portland, Maine 04101

(street, city, state and zip code)

DATED June 26, 1998

*By ________________
(signature)

Bruce A. Coggeshall, Clerk
(type or print name and capacity)

*By ________________
(signature)

____
(type or print name and capacity)

MUST BE COMPLETED FOR VOTE OF SHAREHOLDERS

I certify that I have custody of the minutes showing the above action by the shareholders.

____
(signature of clerk, ~~secretary or asst. secretary~~)

*This document MUST be signed by (1) the Clerk OR (2) the President or a vice-president *and* the Secretary or an assistant secretary, or such other officer as the bylaws may designate as a 2nd certifying officer OR (3) if there are no such officers, then a majority of the Directors or such directors as may be designated by a majority of directors then in office OR (4) if there are no such directors, then the Holders, or such of them as may be designated by the holders, of record of a *majority* of all outstanding shares entitled to vote thereon OR (5) the Holders of all of the outstanding shares of the corporation.

SUBMIT COMPLETED FORMS TO: CORPORATE EXAMINING SECTION, SECRETARY OF STATE, 101 STATE HOUSE STATION, AUGUSTA, ME 04333-0101 TEL. (207) 287-4195

EXHIBIT A
to
Articles of Amendment
to the
Articles of Incorporation
of
Associated Grocers of Maine, Inc.

Paragraph 8 of Exhibit A to the Restated Articles of Incorporation of this corporation, which were filed in the office of the Secretary of State of Maine on November 1, 1989, is hereby deleted in its entirely and replaced with the following:

(8) (a) Class A Voting Common Stock, par value $1,500 per share ("Class A Common Stock").

(i) Voting Rights. Subject to paragraph (ii) below, each holder of Class A Common Stock shall be entitled to one vote on all matters submitted to a vote of the shareholders of this corporation, irrespective of the number of shares of Class A Common Stock owned by such holder. All matters submitted to a vote of the shareholders of this corporation shall be submitted to a vote of the holders of Class A Common Stock, who shall possess full voting rights subject to the following provisions.

(ii) Termination of Voting Rights; Repurchase of Class A Common Stock. In the event that a holder of Class A Common Stock (A) notifies the corporation in writing of such holder's election to resign and cease its relationship with the corporation, (B) ceases (whether by the holder's death or otherwise) to be engaged in the retail sale of food items, or (C) is determined by a vote of at least two-thirds (2/3) of the members of the corporation's board of directors to have conducted his, her or its business or maintained his, her or its business establishment in a manner inimical to the purposes and policies of the corporation, such holder shall no longer be entitled to vote as a holder of Class A Common Stock and the corporation shall promptly repurchase such Class A Common Stock from such holder for a purchase price per share equal to the price at which the corporation had, at such time, most recently sold a share of Class A Common Stock; provided, however, that (as contemplated by 13-A M.R.S.A. § 519(1)) in the case of a resignation pursuant to clause (A) above, the corporation may, at its sole option (but shall not be obligated to), repurchase such stock on such terms.

(b) Class B Non-Voting Preferred Stock, stated value $2,500 per share ("Class B Preferred Stock").

(i) Dividend Rights. The holders of the Class B Preferred Stock shall be entitled to receive, when, as and if declared by the board of directors of the corporation, non-cumulative dividends in an amount to be established from time to time by the board of directors of the corporation, but in no event in excess of $300 per share per fiscal year (12% of stated value per fiscal year). Such right to dividends shall not be preferential to the dividend rights of the holders of the Class A Common Stock.

(ii) Dissolution. Upon the dissolution of the corporation, the holders of the Class B Preferred Stock shall be entitled to receive the stated value thereof together with any declared but unpaid dividends with respect to such stock, before any amounts may be distributed in respect of the Class A Common Stock.

(iii) Redemption. Upon the occurrence of any of the events described in clauses (A), (B) or (C) of paragraph (a)(ii) above with respect to any holder of Class B Preferred Stock, the corporation shall redeem such holder's shares of Class B Preferred Stock for a price equal to $2,500 per share plus any declared but unpaid dividends thereon.

(iv) Voting Rights. The holders of Class B Preferred Stock, in their capacities as such, shall have no voting rights, other than as required under the Maine Business Corporation Act (13-A M.R.S.A. § 101 et seq.) or any successor provisions thereto.

DOMESTIC
BUSINESS CORPORATION

STATE OF MAINE

ARTICLES OF AMENDMENT

(Shareholders Voting as One Class)

ASSOCIATED GROCERS OF MAINE, INC.
(Name of Corporation)

Minimum Fee $35 (See §1401 sub-§15)

File No. 19530003 D Pages 3
Fee Paid $ 35.00
DCN 1972731500001 AMEN
----------- FILED -----------
09/26/1997

Nancy B. Kelleher
Deputy Secretary of State

A True Copy When Attested By Signature

Deputy Secretary of State

119727/4/000/00/018.000

Pursuant to 13-A MRSA §§805 and 807, the undersigned corporation adopts these Articles of Amendment:

FIRST: All outstanding shares were entitled to vote on the following amendment as one class.

SECOND: The amendment set out in Exhibit A attached was adopted by the shareholders on (date) July 15, 1997
("X" one box only)

☒ at a meeting legally called and held *OR* ☐ by unanimous written consent

THIRD: Shares outstanding and entitled to vote and shares voted for and against said amendment were:

Number of Shares Outstanding and Entitled to Vote	NUMBER Voted For	NUMBER Voted Against
264	160	0

FOURTH: If such amendment provides for exchange, reclassification or cancellation of issued shares, the manner in which this shall be effected is contained in Exhibit B attached if it is not set forth in the amendment itself.

FIFTH: If the amendment changes the number or par values of authorized shares, the number of shares the corporation has authority to issue thereafter, is as follows:

Class	Series (If Any)	Number of Shares	Par Value (If Any)

The aggregate par value of all such shares (of all classes and series) *having par value* is $ ____________

The total number of all such shares (of all classes and series) *without par value* is ____________ shares

SIXTH: The address of the registered office of the corporation in the State of Maine is One Monument Square, Portland, ME 04101

(street, city, state and zip code)

DATED September 10, 1997

*By [signature]
(signature)

Bruce A. Coggeshall, Clerk
(type or print name and capacity)

*By ______________________
(signature)

____
(type or print name and capacity)

MUST BE COMPLETED FOR VOTE OF SHAREHOLDERS
I certify that I have custody of the minutes showing the above action by the shareholders.
[signature]
(signature of clerk, secretary or asst. secretary)

NOTE: This form should not be used if any class of shares is entitled to vote as a separate class for any of the reasons set out in §806, or because the articles so provide. For vote necessary for adoption see §805.

*This document MUST be signed by (1) the Clerk OR (2) the President or a vice-president *and* the Secretary or an assistant secretary, or such other officer as the bylaws may designate as a 2nd certifying officer OR (3) if there are no such officers, then a majority of the Directors or such directors as may be designated by a majority of directors then in office OR (4) if there are no such directors, then the Holders, *or such of them as may be designated by the holders, of record of a majority of all outstanding shares* entitled to vote thereon OR (5) the Holders of all of the outstanding shares of the corporation.

SUBMIT COMPLETED FORMS TO: CORPORATE EXAMINING SECTION, SECRETARY OF STATE,
101 STATE HOUSE STATION, AUGUSTA, ME 04333-0101
TEL. (207) 287-4195

FORM NO. MBCA-9 Rev. 96

EXHIBIT A

The business and affairs of the corporation shall be managed by a Board of Directors which shall consist of not less than six nor more than fourteen persons, as determined from time to time by the Board of Directors. At the 1998 Annual Meeting of Stockholders, the Directors will be divided into three classes as nearly equal in number as possible with the term of office of the first class to expire at the 1999 Annual Meeting of Stockholders, the term of office of the second class to expire at the 2000 Annual Meeting of Stockholders and the term of office of the third class to expire at the 2001 Annual Meeting of Stockholders, and with each class to hold office until its successors are elected and qualified. At each Annual Meeting of Stockholders following such initial classification and election, directors elected to succeed those directors whose terms have expired shall be elected for a term of office to expire at the third succeeding Annual Meeting after their election.

19530003 D 1910000150594

FILED 04 26 1984 CHNG

Fee Paid $10.00
C. B. 1010
Date 5-7-84
2

For Use By The Secretary of State
FILED
April 26, 19 84
Deputy Secretary of State
A True Copy When Attested By Signature
Deputy Secretary of State

STATE OF MAINE

ARTICLES OF AMENDMENT
(Amendment by Shareholders Voting as One Class)

Pursuant to 13-A MRSA §§805 and 807, the undersigned corporation adopts these Articles of Amendment:

FIRST: All outstanding shares were entitled to vote on the following amendment as one class.

SECOND: The amendment set out in Exhibit A attached was adopted by the shareholders (Circle one)

A. at a meeting legally called and held on, OR
(B) by unanimous written consent on December 1, 19 83.

THIRD: Shares outstanding and entitled to vote and shares voted for and against said amendment were:

Number of Shares Outstanding and Entitled to Vote	NUMBER Voted For	NUMBER Voted Against
800, Common	800	

FOURTH: If such amendment provides for exchange, reclassification or cancellation of issued shares, the manner in which this shall be effected is contained in Exhibit B attached if it is not set forth in the amendment itself.

FIFTH: (Complete if Exhibits do not give this information.) If the amendment changes the number or par values of authorized shares, the number of shares the corporation has authority to issue thereafter, is as follows:

Class	Series (If Any)	Number of Shares	Par Value (If Any)

The aggregate par value of all such shares (of all classes and series) *having par value* is $________.
The total number of all such shares (of all classes and series) *without par value* is ________ shares.

SIXTH: Address of the registered office in Maine: 44 Elm Street, Waterville, Maine 04901.
(street, city and zip code)

MUST BE COMPLETED FOR VOTE OF SHAREHOLDERS

I certify that I have custody of the minutes showing the above action by the shareholders.

(signature of clerk, secretary or asst. secretary)

ASSOCIATED GROCERS OF MAINE, INC.
(Name of Corporation — Typed or Printed)

By* ________
(signature)

Robert A. Marden, Clerk
(type or print name and capacity)

By* ________
(signature)

____
(type or print name and capacity)

Dated: April 11, 1984

*In addition to any certification of custody of minutes this document *MUST* be signed by (1) the Clerk *OR* (2) the President or a vice-president *AND* the Secretary, an assistant secretary or other officer the bylaws designate as second certifying officer *OR* (3) if no such officers, a majority of the directors or such directors designated by a majority of directors then in office *OR* (4) if no directors, the holders, or such of them designated by the holders of record of a majority of all outstanding shares entitled to vote thereon *OR* (5) the holders of all outstanding shares.

NOTE: This form should not be used if any class of shares is entitled to vote as a separate class for any of the reasons set out in §806, or because the articles so provide. For vote r[illegible]ry for ad[illegible] §805

EXHIBIT A

Upon Motion, duly made and seconded, it was unanimously voted to amend the Articles of Incorporation, with respect to the number of directors, by deleting existing provision in its entirety and substituting in its place the following:

Board of Directors: The Board of Directors shall consist of not less than six nor more than fourteen directors to be elected annually by the Stockholders. (§703.1A)

Robert A. Marden, Clerk

19530003 D 1910000150590

FILED 06 10 1988 STCK 3

Fee Paid $15.-$15.

C. B ------

Date AUG 1 0 1988

This Space For Use By Secretary of State

June 10, 1988

STATE OF MAINE

ARTICLES OF AMENDMENT

(Amendment by Shareholders Voting as Separate Class)

OF

Associated Grocers of Maine, Inc.

Pursuant to 13 A MRSA §§805 and 807, the undersigned corporation adopts these Articles of Amendment.

FIRST: As set out in detail in "THIRD", one or more classes of shares of the corporation were entitled to vote on the following amendment as a separate class.

SECOND: The amendment to the Articles of Incorporation of the corporation set out in Exhibit A attached hereto was adopted by the shareholders thereof at a meeting legally called and held on March 23, 1988.

THIRD: On said date, the number of shares of each class outstanding and entitled to vote on such amendment (whether or not entitled to vote as a separate class), the manner in which each such class was entitled to vote (whether or not as a separate class), and the number of shares voted for and against said amendment, respectively, were as follows:

Designation of Each Class However Entitled To Vote	Manner In Which Entitled To Vote	No. of Shares Outstanding And Entitled To Vote	Voted For	Voted Against
Common Stock	In person and by written proxy.	283 (quorum: 71)	122	3
Totals of All Classes		283	122	3

FOURTH: If such amendment provides for exchange, reclassification or cancellation of issued shares the manner in which the same shall be effected is contained in Exhibit B attached hereto, if it is not set forth in the amendment itself.

*FIFTH: If such amendment effects a change in the number or par values of authorized shares the number of shares which the corporation has authority to issue after giving effect to such amendment, is as follows:

Class	Series (If Any)	Number of Shares	Par Value (If Any)
Class B Non-Voting Preferred		1600	None

The aggregate par value of all such shares (of all classes and series) *having par value* is $ $1,200,000

The total number of all such shares (of all classes and series) *without par value* is 1600 shares

SIXTH: * The address of the registered office of the corporation in the State of Maine is

44 Elm St., Waterville, Me. 04901
(street, city and zip code)

Dated: March 25, 1988

ASSOCIATED GROCERS OF MAINE, INC.**
(name of corporation)

Legibly print or type name and capacity of all signers 13-A MRSA §104

By [signature]
(signature)

Robert A. Marden, Clerk
(type or print name and capacity)

By
(signature)

(type or print name and capacity)

I certify that I have custody of the minutes showing the above action by the shareholders.

[signature]
(signature of clerk, secretary or asst. secretary)

Clerk

NOTE: Shares may be entitled to vote as a separate class for any of the reasons stated in §806, or if so provided in the Articles. For vote necessary for adoption, see §805.

*To be completed only if Exhibit A or B do not give this required information.

** The name of the corporation should be typed, and the document must be signed by (1) the Clerk or (2) by the President or a vice-president and by the Secretary or an assistant secretary or such other officer as the bylaws may designate as a second certifying officer or (3) if there are no such officers, then by a majority of the directors or by such directors as may be designated by a majority of directors then in office or (4) if there are no such directors, then by the holders, or such of them as may be designated by the holders, of record of a majority of all outstanding shares entitled to vote thereon or (5) by the holders of all of the outstanding shares of the corporation.

FORM NO. MBCA-9A

EXHIBIT B

The stockholders, at a special meeting called for said purpose, at which a quorum was present, Voted to identify its existing (and only) class of common stock as "Class A, Voting Common" and to authorize and issue a new class of stock, i.e., 1600 shares of Class B Non-Voting Preferred Stock, with a non-cumulative dividend preference not to exceed 12 percent.

March 23, 1988

Exhibit 2(b)

BYLAWS
ASSOCIATED GROCERS OF MAINE, INC.
As amended June 19, 2002

Article I - NAME AND SEAL

This Corporation shall be known as ASSOCIATED GROCERS OF MAINE, INC. It shall have a common seal with the words "ASSOCIATED GROCERS OF MAINE, INC." in a circle and the figures "1953" in the center.

Article II - CAPITAL STOCK

The authorized capital stock of the Corporation shall be One Million Two Hundred Thousand Dollars ($1,200,000) divided into eight hundred (800) shares of the par value of Fifteen Hundred ($1,500) Dollars each, to be known as Class A, voting, common stock, and sixteen hundred (1,600) shares of Class B, non-voting, preferred stock, at a stated value of $2,500 each, with a non-cumulative dividend preference not to exceed 12 percent, all of which stock shall have inscribed on the back of each certificate thereof:

1. Each stockholder shall be entitled to one vote irrespective of the number of shares of the Corporation owned by him/her.

2. All holders of stock shall be engaged in the food business.

3. Whenever a stockholder shall cease to engage in the food business, or upon his/her death while so engaged, or upon a Board determination, by two-thirds vote, of his/her inimical conduct, pursuant to Article VI herein, all voting rights on stock standing in the name of such stockholder shall immediately cease.

4. No stockholder shall sell or otherwise dispose of his/her stock unless he/she shall, at least thirty (30) days previous thereto, have offered in writing to sell the same to the Corporation at a price equal to the current purchase price as established by the Board of Directors, and such offer to said corporation shall not have been accepted within said period.

Article III - MEETINGS

The annual meeting of the Corporation shall be held on the third Wednesday of June in each year, or on such other date as determined by the Board, provided that such time shall be no later than August 1st in any year, and at such hour and place as may be designated in notices mailed under the direction of the Clerk of the Corporation to the stockholders at least ten (10), but not more than sixty (60) days before the day of such meeting.

Special meetings of the Corporation shall be held at anytime by request of the President or a majority of the Directors, upon like notice to the stockholders, and the object for which each special meeting shall be called shall be stated in the notice thereof. A Special Meeting of the Corporation shall also be called by a petition signed by twenty percent (20%) of the stockholders.

Stockholders shall have the right to act at the annual meeting of the Corporation upon any matter affecting the interest of the Corporation, notwithstanding that such business was not specified in the call or notice for the meeting.

Any stockholder unable or not planning to attend the meeting may assign his/her voting rights in writing to another stockholder or presiding officer who must be in attendance at the meeting to vote for him/her.

The written proxy duly signed by the absent member must be filed with the clerk prior to the commencement of the meeting. The proxy may be revoked in writing prior to filing or if the member signing the proxy attends the meeting, the proxy is automatically revoked.

Any proxy signed and returned without change shall be voted by the presiding officer as set forth in the proxy, or if not specified therein, as directed by the majority vote of the Board of Directors.

Any proxy designating any other than a stockholder or presiding officer of the Corporation shall be void.

Article IV.A - MANAGEMENT AND OFFICERS

The complete management of the affairs of the Corporation shall be vested with a Board of Directors, consisting of the President of the Corporation, who shall serve ex officio only for the term of his or her presidency, and up to thirteen (13) directors. A majority of the elected directors shall be stockholders engaged in the food business. A catalog of policies adopted by the Board shall be maintained and updated monthly at the Chief Executive Officer's office at the warehouse. Membership shall be notified of policy changes by newsletter or updates to the Retailer Handbook.

Candidates who wish to be considered for election to the Board of Directors of the Corporation by the shareholders at an annual meeting of shareholders, or a substitute annual meeting thereof, shall provide to the Nominating Committee of the Board of Directors written notice of their desire to be so considered at least sixty (60) days prior to the date for the annual meeting set forth in these Bylaws in order to enable the Nominating Committee to consider such candidate. A candidate who fails to provide such timely notice, or who is not otherwise selected for nomination by the Nominating Committee or the Board of Directors shall be ineligible to be elected as a director of the Corporation at such annual or substitute annual meeting.

Except for the President of the Corporation, who shall serve as a director for the term of his or her presidency, effective beginning with the directors elected at the 2002 annual shareholders' meeting, no person shall be elected by the shareholders to serve as a director of the Corporation for consecutive terms exceeding a total of ten (10) consecutive years. For purposes of this section, "term" shall exclude the term of a Director who has been appointed by the Board of Directors of the Corporation to fill a vacancy created on the Board, and shall also exclude any term or portion thereof served by any person on the Board of Directors prior to the 2002 annual shareholders' meeting.

Directors as such shall receive no stated salary for their services, but by resolution of the Board of Directors, a Director's fee and/or reimbursement of expenses may be paid to Directors for attending regular or special meetings of the Board of Directors, or meetings of duly constituted committees thereof. The amount, terms and other conditions of any such fee or reimbursement of expenses shall be as determined by resolution of the Board of Directors, and the aggregate amount paid to the Directors shall be reported as a footnote in the Annual Report of the Corporation to its members.

The officers of the Corporation shall be a President, Chair of the Board, Vice-Chair of the Board, two Vice-Presidents, a Treasurer, a Chief Financial Officer, a Secretary and a Clerk. With the exception of the Chief Financial Officer and the Clerk, the Officers shall be elected from the membership of the Board of Directors. Other than the officers set forth in this paragraph, no other officer or employee of the Corporation shall be eligible to serve as a director of the Corporation.

If a member of the Board of Directors shall fail to attend three consecutive meetings of the Board, and shall fail to satisfactorily explain his/her absence to the Board, his/her office as Director may be declared vacant by the Board of Directors at any regular meeting, and the vacancy filled. All vacancies in the Board of Directors occurring between annual meetings of the Corporation, including stockholder directors no longer eligible, may be filled by the Board of Directors.

Special meetings of the Board, or of its Committees may take place by unanimous consent or telephonic or equivalent means provided they are in compliance with M.R.S.A. T. 13-A§708 (3) and §711.

Article IV.B - <u>COMMITTEES</u>

There shall be four (4) Standing Committees of the Board, as well as such other Committees as the Board deems necessary to oversee management of the organization. Non-board members are eligible not only to serve on all Committees, but to serve as Chair as well, and a wide representation of the membership is considered in the best interest of the Company. At least one Board member shall serve on each Committee to act as liaison between the Committee and the Board.

No committee shall have authority to encumber the property of the Corporation or bind the Corporation for the expenditure of funds or for any other purpose without either (1) advance authorization by the Board of Directors to such committee upon and subject to such terms and conditions as the Board of Directors may set for a specific

encumbrance of property of the Corporation or a specific expenditure of funds of the Corporation, or a specific binding of the Corporation, or (2) an advance and general authorization by the Board of Directors to such committee, upon and subject to such terms and conditions as the Board of Directors may set.

1. Nominating Committee: This Committee of nine (9) people shall be appointed by the Chair with the approval of the Board and shall consist of three directors whose terms are not expiring or who choose not to stand for nomination and re-election, and six (6) stockholders to be chosen by lot at the annual stockholders meeting from those stockholders willing to serve. If no stockholder expresses a willingness to serve, the Chair shall select the stockholder with the approval of the Board. The Committee will meet no later than 90 days prior to the annual meeting to consider nominees for directorship. At least forty-five (45) days prior to the annual meeting, the Chairman of the Nominating Committee will present the Committee's proposals for nominees for directorship to the Board of Directors. The Board of Directors will consider the Nominating Committee's proposals for directorship, and shall create a slate of candidates for such positions to present to the shareholders for voting at the annual meeting.

2. Executive Committee: This Committee shall consist of the officers as set Forth in Article IV.A, with the exception of the Clerk, and shall perform such functions as are assigned to it by the Board, and shall be chaired by the Vice-Chair of the Board.

3. Budget & Finance Committee: This Committee, to be appointed by the Chair with the approval of the Board, and on which the Treasurer shall serve, shall be responsible for the operating and capital budget, and the administration of sound fiscal practices.

4. Internal Audit Committee: This Committee, to be appointed by the Chair with the approval of the Board, shall meet at least quarterly and shall recommend the outside auditor, shall serve as liaison between the outside auditor and the Board, and shall report directly to the Board. Any Internal Auditor of the Corporation shall serve on and report to this Committee. The Internal Auditor position may be filled by the Board of Directors as recommended by the Internal Audit Committee.

Article V - ELECTIONS

The Clerk and the incoming Directors shall be elected at the annual meeting, at any adjournment thereof, or at a meeting in lieu of such meeting, and shall hold their respective offices until their successors are qualified.

Directors, other than the President (who shall stand for election annually), shall serve for terms of three years and until their successors are elected and qualified, or until their prior death, removal or resignation. The Directors shall be divided into three classes

with staggered terms, such that (as nearly as possible) one-third of the Directors shall be elected in each year.

Immediately following the annual meeting, the Board of Directors shall meet and elect a President, Chair of the Board of Directors, Vice-Chair of the Board of Directors, two Vice-Presidents, a Treasurer and a Secretary, all of whom shall hold their respective offices until their successor shall be chosen.

Article VI - POWERS OF THE BOARD OF DIRECTORS

The Board of Directors shall be the governing board of the Corporation; shall establish corporate policy and supervise the performance of its officers in carrying out said policies, all pursuant to the provisions of these bylaws and the Laws of the State of Maine.

They shall elect the Officers set forth herein. They shall have access to all books and records of the Corporation, shall approve the budget, shall fill all vacancies which may occur at anytime during the year in any office. The rights of stockholders to inspect the books and records of the Corporation shall be as set forth in M.R.S.A. T. 13-A §626 et seq., and under executive supervision.

The Directors are empowered to establish, from the new earnings and/or savings over and above the actual operating costs of the Corporation, such reserves as they may, in their discretion, deem necessary.

The books of the Corporation shall reflect the volume of sales to each stockholder.

From the total sales and miscellaneous income for the year, shall be deducted the cost of the goods sold, all other expenses of operation, including debt service and the reserve. The balance remaining shall be subject to distribution as dividends to the stockholders as determined by the Board of Directors.

However, any indebtedness (whether an account payable, unpaid stock purchase, or less-than-factor) due and payable to the Corporation by a shareholder shall first be set off against any dividend payable to him/her.

When it shall be deemed, by two-thirds of the Board of Directors, that any shareholder of the Corporation is conducting his/her business or maintaining his/her business establishment in a manner inimical to the purposes and policies of the corporation, the Board of Directors shall immediately suspend further sales to such shareholder and redeem his/her stock pursuant to these bylaws.

All powers herein granted to the Board of Directors shall not in any manner limit the right of the stockholders at any annual or special meeting to vote on any subject matter concerning the operation of the Corporation or to vote and direct the Board of Directors to take specific action on any matter affecting the Corporation.

The Directors are empowered to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust pension or other employee benefit plan or other enterprise against any liability asserted against that person and incurred by that person in any such capacity, or arising out of that person's power to indemnify that person against such liability as outlined in M.R.S.A. 13-1, §719. (See Article XVI)

Meetings: The Clerk or Secretary, when requested by the Chair of the Board, or Vice-Chair of the Board, or President shall call meetings of the Board of Directors at such times and in such places as the Chair of the Board, or Vice Chair of the Board, or President may deem expedient and shall also call meetings of the Board of Directors when requested in writing by a majority of said Board. Any meeting of the Directors at which all Directors are present or of which the absent Directors shall waive notice shall be a legal meeting as though called as herein provided.

Article VII - DUTIES OF OFFICERS

President: The President shall be the Chief Executive Officer and Chief Operating Officer of the corporation and shall be a voting member of the Board of Directors. He/she shall be responsible for the operation of the Corporation, carry out corporate policy as established by its Board, report and make recommendations to the Board. He/she shall preside at all meetings of the Corporation and with the Treasurer sign all certificates of stock of the Corporation. He/she shall perform such other duties in the conduct of the business of the Corporation as the Board of Directors may prescribe. He/she shall serve a one-year term at the pleasure of the Board of Directors.

Chair of the Board: The Chair of the Board of Directors shall preside at the Board meetings and perform such other duties as the Board of Directors may from time to time prescribe.

Vice Chair of the Board: The Vice-Chair of the Board of Directors shall succeed to the Chair's duties in his/her absence; shall serve as Chair of the Executive Committee, and shall perform such other duties as are assigned to him/her by the Board of Directors.

Vice-President: Any one of the two Vice-Presidents shall preside at all meetings of the Corporation in the absence of the President. Upon the death, resignation, or other disability of the President, the Board may appoint one of the Vice-Presidents temporarily to exercise the duties of the office of the President until such time as the vacancy in the office of the President shall be filled. He/she shall perform such other duties in the conduct of the business of the Corporation as the Board of Directors may from time to time prescribe.

Clerk: The Clerk shall be the Clerk both of the Board of Directors and of the Corporation, and shall cause to be kept a true record of all proceedings. In case of the

death of the Clerk, or of his/her resignation or inability to act, the Directors shall elect at any meeting some suitable person to hold the position of Clerk until the next annual meeting.

Treasurer: The Treasurer shall, with the President, sign all certificates of stock and shall when requested at the annual meeting of the stockholders present a report of the financial condition of the Corporation. If required by the Board of Directors, he/she shall give such bond for the faithful discharge of his/her duties as shall be acceptable to the Board of Directors. He/she shall, with the President, oversee an accurate and complete corporate accounting system, as administered by the Controller or Chief Financial Officer of the Company.

Chief Financial Officer: The Chief Financial Officer shall, in the absence of the Treasurer, with the President, oversee an accurate and complete corporate accounting system, as administered by the Controller. The Chief Financial Officer shall be appointed by the President.

Secretary: The Secretary shall in the absence of the Clerk fulfill the duties of the Clerk at any of the meetings of the Corporation or of the Board of Directors.

Article VIII - QUORUM

One-third of the holders of stock of the Corporation, irrespective of the number of shares, held by each, represented either in person or by proxy, shall constitute a quorum of any stockholders' meeting, annual or special.

The majority of the Board of Directors shall constitute a quorum at any meeting of the Board.

Article IX - STOCK MEMBERSHIP

1. The stock ownership shall rest in the hands of those engaged in the food business.

2. Each stockholder shall have the right to one vote only, irrespective of the number of shares of stock owned.

Article X - SALE OR TRANSFER OF STOCK

The stock certificates are transferable only on the books of the Corporation upon surrender of the certificates properly endorsed by the holder thereof in person or by a duly authorized attorney.

Any stockholder desiring to sell or otherwise dispose of this stock must first give the Corporation thirty (30) days in which to purchase said stock at a price equal to the current purchase price as established by the Board of Directors.

Article XI - CREDIT TO STOCKHOLDERS

Credit may be extended upon such terms and conditions as the directors may from time to time establish. However, all purchases shall in all events be paid for within the time determined by the Directors, and unless so paid, further right of purchase and credit shall be suspended until payment.

Article XII - <u>ELIGIBILITY FOR PURCHASING FROM CORPORATION</u>

No person shall be entitled to purchase from the Corporation unless he/***she*** shall own one share of Class A common, voting stock of the par value of $1,500 and two shares of Class B, non-voting, preferred stock with a stated value of $2,500 each or is a non-retail institutional purchaser as approved by the Board of Directors, or is a recipient of secondary supplying, as hereafter set forth. All common stock of the company, issued and outstanding as of March 23, 1988, is hereby identified as and shall henceforth be known and dealt with the outstanding Class A, common voting stock of the Company.

The Corporation is authorized to contract with non-members for the purpose of selling meat, produce and/or groceries, on a quantity basis; provided, however, there shall be included no membership benefits, and no use of the Associated Grocers' signage, logo, and all registered trademarks. Credit may be established on such terms and conditions as the Directors may from time to time establish; there shall be a minimum purchase established; and the price shall be established in such a way that a competitive advantage to stockholders of Associated Grocers shall be preserved.

For purposes of this bylaw, each store operated by any individual, partnership, firm or corporation, shall be considered a separate entity, and the requirements (except for the stock purchase requirement) hereof shall apply to each of said stores as though separately owned and operated.

Goods sold to the stockholders by the Corporation shall be billed at the prices prevailing at delivery as established by the Board of Directors. In addition each invoice shall carry a one percent surcharge, computed on total invoice price including "drop shipments", so called. Such surcharge shall be added to a stockholder's invoice and credited to him/her under the title "capital deposits", as a liability of the Corporation on its books. Stockholders may purchase the required two shares of Class B non-voting preferred stock via this surcharge. As each share is paid, the funds will be transferred from the stockholder's account. Once payment is complete for both shares, the surcharge will continue until the stockholder's capital deposits total the amount established as corporate policy by the Board of Directors, said amount designated as "factor". The Board may authorize the earning of interest as the stockholder's factor is being established, provided there is not outstanding any indebtedness to the Corporation by said stockholder.

When any stockholder sells his/her stock or otherwise ceases to be eligible for membership in the Corporation, he/she shall be entitled to be paid the balance in his/her capital deposit plus accumulated interest, except that any indebtedness due the Corporation from him/her shall be set off against said capital deposit account and all stock, and the balance only, if any, paid him/her.

The purpose of this bylaw is to ensure the equitable contribution of needed working capital for the corporation's business operations, and to provide security for the credit extended to stockholders in the sale of goods. By purchasing from the Corporation, each stockholder agrees that the surcharge is a continuing pledge to the Corporation to secure any indebtedness on his/her part to the Corporation, and agrees that said capital deposits are subject to any existing subordination agreements the Corporation may have with lending institutions.

Article XIII - AMENDMENTS

The bylaws of the Corporation may be amended, altered, repealed, diminished or enlarged by a majority vote at any legal meeting of the stockholders, providing notice of the same is given in the call for any special meeting.

Article XIV - CONSENT

Stock ownership in the Corporation shall constitute the consent required by Section 1388 of the Internal Revenue Code of 1954 as amended to take into account written notices of allocation of patronage dividends at their stated dollar amounts as provided in Section 1385 of the Internal Revenue Code.

Article XV - GENDER

Any reference in these bylaws to the male gender shall apply to the female gender as well.

Article XVI - INDEMNIFICATION

Section 1. Definitions. For all purposes of this Article (1) the term "Officer" (when capitalized, but not otherwise) shall mean any person who is or was a Director, the President, the Chief Financial Officer, the Vice President, the Treasurer, the Secretary or the Clerk of this corporation; (ii) the term Employee" (when capitalized, but not otherwise) shall mean any other person (whether or not a common law employee) who is or was an officer, employee or agent of this corporation, or is or was serving at the request of this corporation as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan, or other enterprises; and (iii) the term "Claimant" (when capitalized, but not otherwise) shall mean any Officer or Employee seeking indemnification under this Article.

Section 2. Indemnification. This corporation shall in all cases indemnify any Officer, and shall have power exerciseable by its Board of Directors as provided in Section 5 hereof to indemnify any Employee, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the Claimant is or was an Officer or Employee, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement to the extent actually and reasonably incurred by the

Claimant in connection with such action, suit or proceeding; provided that no indemnification may be provided for any Claimant with respect to any matter as to which the Claimant shall have been finally adjudicated.

1. Not to have acted honestly or in the reasonable belief that the Claimant's action was in or not opposed to the best interest of this corporation or its shareholders or, in the case of a Claimant serving as a fiduciary or an employee benefit plan or trust, in or not opposed to the best interests of that plan or trust, or its participants or beneficiaries; or

2. With respect to any criminal action or proceeding, to have had reasonable cause to believe that the Claimant's conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order or conviction adverse to the Claimant, or by settlement or plea of nolo contendere or its equivalent, shall not of itself create a presumption that the Claimant did not act honestly or in the reasonable belief that the Claimant's action was in or not opposed to the best interests of this corporation or its shareholders or, in the case of a person serving as a fiduciary of an employee benefit plan or trust, in or not opposed to the best interests of that plan or trust or its participants or beneficiaries and, with respect to any criminal action or proceedings, had reasonable cause to believe that the claimant's conduct was unlawful.

Section 3. Derivative Actions. Notwithstanding any provision of Section 2 hereof, this corporation shall not indemnify any person with respect to any claim, issue or matter asserted by or in the right of this corporation as to which the Claimant is finally adjudicated to be liable to this corporation unless the court in which the action, suit or proceeding was brought shall determine that, in view of all the circumstances of the case, the Claimant is fairly and reasonable entitled to indemnity for such amounts as the court shall deem reasonable.

Section 4. When Defense Successful. Any provisions of Section 2, 3 or 5 hereof the contrary notwithstanding, to the extent that a Claimant has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 2 or 3, or in defense of any claim, issue or matter therein, the Claimant shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred in connection therewith.

Section 5. Determination in Specific Cases. Any indemnification of an Employee under Section 2 hereof, unless ordered by a court or required by Section 4 hereof, shall be made by this corporation only as authorized in the specific case upon a determination that indemnification of the Claimant is proper in the circumstances and in the best interests of this corporation. Where such a case specific determination is required, that determination shall be made by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the action, suit or proceeding, or if such a quorum is not obtainable, or even if obtainable, if so directed by a majority vote of a quorum of disinterested Directors, by independent legal counsel in a written opinion, or by the shareholders. Such a determination once made may not be revoked and, upon the making of that determination, the Employee may enforce the indemnification against this

corporation by a separate action notwithstanding any attempted or actual subsequent action by the Board of Directors.

Section 6. Advances of Expenses. Expenses incurred by or in behalf of an Employee in defending a civil, criminal, administrative or investigative action, suit or proceeding may be authorized and paid by this corporation in advance of the final disposition of that action, suit or proceeding upon a determination made in accordance with the procedure established in Section 5 hereof that, based solely on the facts then known to those making the determination and without further investigation, the Claimant satisfies the standard of conduct prescribed by Section 2 hereof.

Expenses incurred by or in behalf of an Officer in defending a civil, criminal, administrative or investigative action, suit or proceeding shall in all cases be paid, as reasonably requested from time to time by the Officer, by this corporation in advance of the final disposition of the action, suit or proceeding upon receipt by this corporation, at the time of the initial advance, of:

1. A written undertaking by or on behalf of the Officer to repay all amounts advanced if the Officer is finally adjudicated:

    A. Not to have acted honestly or in the reasonable belief that his action was in or not opposed to the best interests of this corporation or its shareholders, or, in the case of a Claimant serving as a fiduciary of an employee benefit plan or trust, in or not opposed to the best interests of that plan or trust, or its participants or beneficiaries;

    B. With respect to any criminal action or proceeding, to have had reasonable cause to believe that his conduct was unlawful; or

    C. With respect to any claim, issue or matter asserted in any action, suit or proceeding brought by or in the right of this corporation, to be liable to this corporation, unless the court in which the action, suit or proceeding was brought permits indemnification in accordance with Section 3 hereof; and

2. A written affirmation by the Officer that he has met the standard of conduct necessary for indemnification by this corporation as authorized in this Article.

The undertaking required paragraph A shall be an unlimited general obligation of the Officer seeking the advance, but need not be secured and may be accepted without reference to financial ability to make the repayment.

Section 7. Indemnification Not Exclusive. The indemnification and entitlement to advances of expenses provided by this Article shall not be deemed exclusive of any other rights to which a Claimant may be entitled under any agreement, vote of shareholders or disinterested directors or otherwise, both as to action in the Claimant's official capacity and as to action in another capacity while holding an office with this corporation, and shall continue as to a person who has ceased to be a director, officer, employee, agent, trustee, partner or fiduciary and shall inure to the benefit of the heirs, personal representatives, executors and administrators of such a person.

Section 8. Enforceable by Separate Action. A right to indemnification required by this Article or established pursuant to the provisions of this Article may be enforced by a separate action against this corporation, if an order for indemnification has not been entered by a court in any action, suit or proceeding in respect to which indemnification is sought.

Section 9. Miscellaneous. For purposes of this Article, (i) references to this "corporation" shall include, in addition to the surviving corporation or new corporation, any participating corporation in a consolidation or merger; (ii) this corporation shall be deemed to have requested a person to serve on an employee benefit plan whenever the performance by him/her or his/her duties to his corporation also imposes duties on, or otherwise involves services by, him/her to the plan or participants or beneficiaries of the plan and (iii) excise taxes assessed on a person seeking indemnification with respect to an employee benefit plan pursuant to applicable law shall be deemed "fines".

Section 10. Amendment. Any amendment, modification or repeal of this Article shall not deny, diminish or otherwise limit the rights of any Claimant to indemnification or advances hereunder with respect to any action, suit or proceeding arising out of any conduct, act or omission occurring or allegedly occurring at any time prior to the date of such amendment, modification or repeal.

Exhibit 6(a)

MASTER LOAN AND SECURITY AGREEMENT

by and between

FLEET BANK OF MAINE

and

ASSOCIATED GROCERS OF MAINE, INC.

Dated as of May 12, 1998

TABLE OF CONTENTS

SCHEDULES

FLEET BANK OF MAINE

MASTER LOAN AND SECURITY AGREEMENT

Portland, Maine
Dated as of May 12, 1998

1. SECURITY INTEREST; CERTAIN DEFINITIONS. (a) ASSOCIATED GROCERS OF MAINE, INC., a Maine corporation with its principal place of business in Gardiner, Maine (hereinafter called "Borrower"), for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, hereby assigns, transfers and sets over to FLEET BANK OF MAINE, a Maine financial institution with a principal place of business at Two Portland Square, Portland, Maine, being the secured party hereunder (hereinafter, together with its successors and assigns hereunder, called the "Bank"), and grants a continuing security interest to Bank in, and reconfirms the existing grant of a security interest in (which is intended to continue for the benefit of this Agreement): (A) all of Borrower's inventory, including all goods, merchandise, raw materials, goods or work in process, finished goods, all goods used or consumed or intended to be used or consumed in the course of Borrower's business, and other tangible personal property and all goods held for sale or lease or furnished or to be furnished under contracts of service or used or consumed in Borrower's business, all whether now owned or hereafter acquired or now or hereafter placed on consignment, and wherever located (all hereinafter called the "Inventory"), (B) all accounts (as now and hereafter defined in the Uniform Commercial Code, hereinafter called "Accounts") of Borrower, and, to the extent not included within Accounts, all of Borrower's contracts, contract rights, accounts receivable, notes, bills, drafts, acceptances, deposits, deposit accounts and general intangibles (including, without limitation, all of Borrower's tradenames, logos, franchises and licenses, customer lists, goodwill, computer programs, computer records, computer software, computer data, service contracts, trade secrets, trademarks, servicemarks, copyrights, patents, licenses, certificates of authority, uncertified securities, ledger cards and sheets, files, records, books of account, data processing records relating to any Accounts and all tax refunds of every kind and nature to which Borrower is now or hereafter may become entitled, and all other refunds, regardless of how the same may arise), (C) to the extent not included within Accounts, all of Borrower's instruments, negotiable instruments, documents, negotiable documents, chattel paper, choses in action, and all other debts, obligations and liabilities in whatever form and of whatever nature, owing to Borrower from any person, firm or corporation or from any other legal entity, all whether now existing or hereafter arising, now or hereafter received by or belonging or owing to Borrower, for goods sold or to be sold by Borrower or for services rendered or to be rendered by Borrower, or however otherwise the same may have been established or created, and all guarantees, liens and security therefor, and all right, title and interest of Borrower in the merchandise or services which gave rise thereto, including the rights of reclamation and stoppage in transit, all rights to replevy goods, and all rights of an unpaid seller of merchandise or services, (D) all moneys, securities and other property (and the proceeds thereof) now or hereafter held or received by, or in transit to Bank, from or for Borrower, whether for safekeeping, pledge, custody, transmission, collection or otherwise and all credits and balances of Borrower with Bank at any time existing, (E) all of Borrower's machinery, equipment (but not including building operating fixtures such as sprinkler

systems and HVAC systems) furniture, furnishings, trade fixtures, motor vehicles, molds, forms, dies and other goods (as defined in Article 9 of the Uniform Commercial Code) and all of Borrower's other tangible personal property (to the extent not included within Inventory) all whether now owned or hereafter acquired, and wherever located, as well as all of Borrower's right, title and interest in and to any such goods as may be now or hereafter held or used by Borrower under any lease, lease-purchase, conditional sales, use or other agreements under which Borrower is or may become entitled to the use and possession thereof, with any and all other rights and benefits flowing from or under such agreements, all as may be used, useful or bought for use in connection with the ownership and/or operation of Borrower's business, and any operations incidental to or associated with the same, or otherwise, and all service contracts relating to any of the foregoing, all whether now owned or hereafter acquired and wherever located, together with all replacements and substitutions therefor and all additions and accessions thereto and all proceeds and products thereof, (F) all right, title and interest of Borrower in the Master Swap Agreement (as defined herein) and each transaction entered into thereunder including, without limitation, all amounts payable or deliverable thereunder and the benefit of any guarantee or other credit support in connection therewith, and (G) all products and proceeds of any of the foregoing, including, without limitation, all proceeds of credit, fire or other insurance, and also including, without limitation, all rents and profits resulting from the temporary use or possession of any of the foregoing (all of items A through G above, including all Inventory and Accounts, are hereinafter collectively called the "Collateral").

(b) The following terms used in this Agreement, and in any notes or other documents relating thereto, shall have the following meanings:

"Affiliate" means any person that would be considered to be an affiliate of the Borrower under Rule 144(a) of the Rules and Regulations of the Securities and Exchange Commission, as in effect on the date hereof, if such Borrower were issuing securities.

"Base Rate Loans" means any Loans for which the interest rate is based on the Base Rate.

"Borrowing Base Certificate" means a certificate submitted to Bank by Borrower, in form and substance satisfactory to Bank, in accordance with Section 14(c), in order to provide Bank with the information necessary to calculate the Borrowing Base (as herein defined).

"Business Day" means any day other than a Saturday, Sunday or legal holiday on which banks in Portland, Maine, Boston, Massachusetts and/or London, England, as applicable, are open for the conduct of a substantial part of their commercial banking business.

"Capital Deposits" means those amounts which the stockholders of Borrower are required, or otherwise elect, to pay to Borrower in connection with their stock ownership in Borrower, including any excess amounts so-paid (excluding the principal amount of any so-called "Certificates of Capital Deposit"), which amounts are reflected on the balance sheet of Borrower as "Capital Deposits".

"Cost of Funds" means the per annum rate of interest which Bank is required to pay or is offering to pay, for wholesale liabilities, adjusted for reserve requirements and such other

requirements as may be imposed by federal, state or local government and regulatory agencies, as determined by Fleet Treasury Group, as determined as of the first Business Day of an advance based on Bank's Cost of Funds for the Interest Period to which such determination relates.

"Cost of Funds Loans" means any Loans for which the interest rate is the Cost of Funds Rate.

"Cost of Funds Rate" means a fixed annual rate of interest equal to Cost of Funds for the applicable Interest Period plus the increment as set forth in accordance with Section 6(b) or Section 7(b), as applicable.

"Guarantors" means collectively AG Development Corp., a Maine corporation ("AGD") and Allied Insurance Agency of Maine, an insurance agency existing under the laws of Maine ("Allied"), each of which is a wholly-owned Subsidiary of Borrower.

"IRB Loan" means Borrower's obligations with respect to the $6,000,000.00 City of Gardiner, Maine Revenue Obligation Securities (Associated Grocers of Maine, Inc. Project - 1984 Series) issued by the City of Gardiner, Maine.

"Qualified Account" means an Account owing to Borrower which met the following specifications at the time it came into existence and continues to meet the same until it is collected in full, as determined by the Bank in its sole discretion:

(i) The Account is evidenced by an invoice or other documentation in form acceptable to Lender, is payable in United States dollars, and is not more than sixty (60) days from the date of the invoice therefor (or more than thirty (30) days beyond the due date, for any Account that arises from a sale made on a datings basis; provided, however, that unless otherwise agreed to by Bank in writing, in no event shall an Account arising from a sale made on a datings basis be outstanding for more than ninety (90) days from the date of Borrower's shipment of goods or provision of services), whichever is the longer period.

(ii) The Account arose from the performance of services by Borrower that Borrower has completed, or from an outright sale of goods by Borrower, which goods have been shipped to the account debtor or delivered to the account debtor on open account and on an absolute sale basis and not on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return agreement, and none of such goods have been returned, repossessed, rejected, lost or damaged, and Borrower has possession of, or has delivered to Bank, shipping and delivery receipts evidencing such shipment and such Accounts do not include finance charges.

(iii) The Account is subject to and covered by Bank's perfected security interest and is not subject to any prior assignment, claim, lien, or security interest (except for Permitted Liens, in which case the amount of the Permitted Lien shall be deducted from the Account), and Borrower will not make any further assignment thereof or create any

further security interest therein, nor permit Borrower's rights therein to be reached by attachment, levy, garnishment or other judicial process.

(iv) The Account is not subject to set-off, credit, allowance or adjustment, or to any counterclaim or defense by the account debtor, except reasonable discounts allowed for prompt payment in accordance with Borrower's customary business practices, and the account debtor has not disputed as to its liability thereon.

(v) The Account arose in the ordinary course of Borrower's business and is not owing from an employee, officer, agent, director, stockholder, supplier, parent, subsidiary, affiliate or brother/sister entity of Borrower or from the United States of America or any department, agency or instrumentality thereof (unless Borrower has complied with the Federal Assignment of Claims Act).

(vi) No notice of bankruptcy or insolvency of the Account debtor has been received by or is known to Borrower.

(vii) The Account is not owed by an account debtor whose principal place of business is outside the United States of America unless (a) such account debtor has furnished Borrower with an irrevocable letter of credit which has been issued or confirmed by a financial institution acceptable to Lender, is in form and substance acceptable to Lender, and is payable in United States dollars in an amount not less than the face value of the Account, or (b) the Account is insured by an institution acceptable to Bank and the insurance is in form and content acceptable to Bank in its sole discretion, or (c) Bank otherwise agrees in writing, subject to appropriate terms and conditions, in its sole discretion.

(viii) The Account is not evidenced by chattel paper or an instrument or promissory note of any kind.

(ix) The Account did not arise out of any sale made on a bill and hold, dating or delayed shipment basis; provided, however, that an Account arising out of a sale made on a dating basis shall not be excluded from being a "Qualified Account" pursuant to this paragraph (ix) so long as the goods relating to such Account are no longer counted as "Eligible Inventory" hereunder.

(x) The Account did not arise out of any sale made to Borrower's customers on a "contra" basis due to the extent of such customer's "capital deposit".

(xi) The Account is one against which Bank is legally permitted to make loans and advances.

(xii) Bank, in its reasonable discretion as a prudent Lender evaluating the collectability of an Account, does not deem the Account to be unacceptable for any reason.

PROVIDED THAT, without limiting Bank's rights under paragraph (xii) above: (a) if, at any time, fifty percent (50.00%) or more of the aggregate amount of the Accounts due from any account debtor are unpaid in whole or in part more than sixty (60) days from the respective dates of invoice (or no more than thirty (30) days beyond the due date, for any Account that arises from a sale made on a datings basis), from and after such time none of the Accounts (then existing or thereafter arising) due from such account debtor shall be deemed to be Qualified Accounts until such time as all Accounts from such account debtor are (as a result of actual payments received thereon) no more than sixty (60) days from the date of invoice (or no more than thirty (30) days beyond the due date, for any Account that arises from a sale made on a datings basis); (b) accounts payable by Borrower to an account debtor shall be netted against Accounts due from such account debtor and the difference (if positive) shall constitute Qualified Accounts from such account debtor for purposes of determining the Borrowing Base (notwithstanding paragraph (iv) above); (c) amounts due to Borrower as finance charges, late fee charges or the like shall not be included in calculating the amount of the Account for purposes of determining the Borrowing Base; (d) the characterization of any Account due from an account debtor as a Qualified Account shall not be deemed a determination by Bank as to its actual value or as to the creditworthiness of the account debtor, nor in any way obligate Bank to accept any Account subsequently arising from such account debtor to be, or to continue to deem such Account to be, a Qualified Account; (e) it is Borrower's responsibility to determine the creditworthiness of account debtors, and all risks concerning them and concerning the collection of Accounts are with Borrower; and (f) all Accounts, whether or not Qualified Accounts, constitute Collateral.

"Eligible Inventory" means such of Borrower's Inventory as is initially, and at all times until sold, and as determined in Bank's sole discretion: new and unused, in first-class condition, merchantable and saleable through normal trade channels; kept at a location which has been identified in writing to Bank as a location of Inventory; subject to a perfected security interest in favor of Bank; owned by Borrower free and clear of any lien except for the Permitted Liens; constitutes finished goods or raw materials but not work in progress and not inventory in the deli, bakery, produce and supply categories; not obsolete; not consigned to a customer of Borrower; not purchased by Borrower as part of a "bulk" transfer or sale of assets, unless Borrower and the bulk transferor have complied with all applicable bulk sales and bulk transfer laws or the sale is consummated pursuant to a bankruptcy court proceeding; not scrap, waste, defective goods or the like; produced by Borrower in accordance with the Federal Fair Labor Standards Act of 1938, as amended, and all rules, regulations and orders promulgated thereunder; not stored with a bailee, warehouseman or similar party unless Bank has given its prior written consent thereto and Borrower has caused each such bailee, warehouseman or similar party to issue and deliver to Bank warehouse receipts in Bank's name for such Inventory. All Inventory, whether or not Eligible Inventory, constitutes Collateral.

"Interest Period" means (i) in the event that interest is calculated at the Base Rate, the Interest Period shall be one (1) day, and (ii) in the event that interest is calculated at the Cost of Funds Rate, the Interest Period shall be a period commencing on the date so designated by the Borrower in its irrevocable written notice to Bank and ending between one (1) and one hundred eighty (180) days thereafter, as the Borrower may elect in such notice pursuant to Section 6(b) or Section 7(b), as applicable, and (iii) in the event that interest is calculated at the LIBOR Rate, the Interest Period shall be a period commencing on the date so designated by the Borrower in its

irrevocable written notice to Bank and ending one (1), two (2) or three (3) months thereafter, as the Borrower may elect in such notice pursuant to Section 5(e), Section 6(b) or Section 7(b), as applicable; provided that:

(A) any Interest Period that would otherwise end on a day which is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the immediately preceding Business Day;

(B) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(C) no Interest Period may extend beyond the Termination Date.

"LIBOR" means, as applicable to any LIBOR Loan, the rate per annum (rounded upward, if necessary, to the nearest 1/32 of one percent) as determined on the basis of the offered rates for deposits in U.S. dollars, for a period of time comparable to such LIBOR Loan which appears on the Telerate page 3750 as of 11:00 am. London time on the day that is two (2) London Banking Days preceding the first day of such LIBOR Loan; provided, however, if the rate described above does not appear on the Telerate System on any applicable interest determination date, the LIBOR rate shall be the rate (rounded upwards as described above, if necessary) for deposits in dollars for a period substantially equal to the interest period on the Reuters Page "LIBO" (or such other page as may replace the LIBO Page on that service for the purpose of displaying such rates), as of 11:00 a.m. (London Time), on the day that is two (2) London Banking Days prior to the beginning of such interest period. "Banking Day" shall mean, in respect of any city, any date on which commercial banks are open for business in that city. If both the Telerate and Reuters systems are unavailable, then the rate for that date will be determined on the basis of the offered rates for deposits in U.S. dollars for a period of time comparable to such LIBOR Loan which are offered by four (4) major banks in the London interbank market at approximately 11:00 a.m. London time, on the day that is two (2) London Banking Days preceding the first day of such LIBOR Loan as selected by the Calculation Agent. The principal London office of each of the four (4) major London banks will be requested to provide a quotation of its U.S. dollar deposit offered rate. If at least two (2) such quotations are provided, the rate for that date will be the arithmetic mean of the quotations. If fewer than two (2) quotations are provided as requested. the rate for that date will be determined on the basis of the rates quoted for loans in U.S. dollars to leading European banks for a period of time comparable to such LIBOR Loan offered by major banks in New York City at approximately 11:00 a.m. New York City time, on the day that is two (2) London Banking Days preceding the first day of such LIBOR Loan. In the event that Bank is unable to obtain any such quotation as provided above, it will be deemed that LIBOR pursuant to a LIBOR Loan cannot be determined. In the event that the Board of Governors of the Federal Reserve System shall impose a Reserve Percentage with respect to LIBOR deposits of Bank then for any period during which such Reserve Percentage shall apply, LIBOR shall be equal to the amount determined above divided by an amount equal to 1 minus the Reserve Percentage.

"LIBOR Loans" means any Loans for which the interest rate is the LIBOR Rate.

"LIBOR Rate" means, (i) for the Revolving Line of Credit, a fixed annual rate of interest equal to (A) LIBOR plus one and three-quarters percent (1.75%) if the outstanding balance is $2,500,000.00 or more, or (B) LIBOR plus two percent (2.00%) if the outstanding balance is less than $2,500,000.00 (provided, however, the applicable LIBOR Rate shall apply prospectively and shall not effect previous LIBOR Loans for which the applicable Interest Period has not yet expired); and (ii) for the other Loans for which the LIBOR Rate is available, a fixed annual rate of interest equal to LIBOR plus the increment set forth in accordance with Section 6(b) or Section 7(b), as applicable.

"Loan" means a loan, sometimes referred to herein as an advance, made to the Borrower by the Bank pursuant to this Agreement, and "Loans" means all of such loans, collectively.

"Loan Documents" means collectively, this Agreement, promissory notes contemplated hereby, the Security Documents (as defined herein), the Letter of Credit and a Standby Credit Agreement (as defined herein and including the Reimbursement Agreement, or similar agreements related thereto), and any other instruments or documents delivered or to be delivered pursuant to this Agreement.

"Master Swap Agreement" means that certain International Swap Dealers Association ("ISDA") Master Agreement entered into between the Borrower and Fleet National Bank, a national banking association ("FNB") dated on or about the date hereof, and the Schedule attached thereto.

"Real Estate" means all real estate mortgaged to Bank by Borrower and/or its Affiliates or Subsidiaries as security for repayment of the Obligations.

"Subsidiary" means, with respect to any person (the "parent"), any corporation, association or other business entity of which securities or other ownership interests representing more than fifty percent (50.00%) of the ordinary voting power are, at the time as of which any determination is being made, owned or controlled by the parent or one or more subsidiaries of the parent.

"Termination Date" means the earlier to occur of September 30, 2000, unless renewed by Bank in writing prior to such date, or the date on which the obligations hereunder are accelerated and become due as a result of an Event of Default. The decision of whether to renew, as well as the terms and conditions of such renewal, including, without limitation, the interest rate, maximum principal amount and maximum extension term, will be in the sole and absolute discretion of the Bank.

"Type" means, with respect to Loans, its nature as a Base Rate Loan, a LIBOR Loan or a Cost of Funds Loan.

"Yield Maintenance Formula" shall be calculated as follows: The published rate of United States Treasury Notes or Bills (Bills on a discounted basis shall be converted to a bond equivalent) (as published weekly in the Federal Reserve Statistical Release in the issue of such publication most recently preceding the date of prepayment) with a maturity date that is the same as, or is the nearest date subsequent to, the last day of the Interest Period for the Loan being prepaid, shall be subtracted from the annual rate of interest applicable to such Loan. If the result is zero or a negative number, there shall be no additional amount due. If the result is a positive number, then the resulting percentage shall be multiplied by the amount of the principal balance being prepaid. The resulting amount will be divided by 365 and multiplied by the number of days remaining until the end of the applicable Interest Period. Said amount shall be reduced to present value, calculated by using the above referenced applicable United States Treasury Note or Bill rate and the number of days remaining between the date of the prepayment and the end of the applicable Interest Period.

(c) Other Security. The obligations of the Borrower to the Bank, under the Loan Documents shall be secured by a blanket perfected lien on substantially all of the assets of the Borrower, pursuant to the terms of this Agreement, a Mortgage and Security Agreement (the "Mortgage") and a Collateral Assignment of Patents, Trademarks and Licenses (the "Assignment"). In addition, the obligations of the Borrower under the Loan Documents shall be unconditionally, and jointly and severally, guaranteed by AGD and by Allied pursuant to certain Guarantees of even date. This Agreement, the Mortgage, the Assignment and the Guarantees (including any security agreements related thereto), are collectively referred to as the "Security Documents".

2. OBLIGATIONS SECURED. The security interest granted hereby is to secure payment and performance of all debts, liabilities and obligations of Borrower to Bank hereunder and also any and all other debts, liabilities and obligations of Borrower to Bank of every kind and description, direct or indirect, absolute or contingent, primary or secondary, due or to become due, now existing or hereafter arising, whether or not such obligations are related to the transactions described in this Agreement, and whether or not such obligations are contemplated by the parties at the time of the granting of this security interest, regardless of how they arise or by what agreement or instrument they may be evidenced, and regardless of whether the same are evidenced by any agreement or instrument, including, without limitation, the obligation to reimburse Bank for any amount paid to FNB on account of any of Borrower's obligations under the Master Swap Agreement and including all obligations to perform acts and refrain from taking action as well as all obligations to pay money, specifically including within the obligations and liabilities secured hereby, without limitation, all obligations to pay interest, fees, charges, expenses and overdrafts, and also including, without limitation, all obligations and liabilities which Bank may incur or become liable for, on account of, as a result of, or in any connection with any transactions between Bank and Borrower, including, without limitation, any which may arise out of any letter of credit, acceptance or similar instrument or obligation issued or incurred by Bank for the account of Borrower (all of the foregoing are hereinafter collectively called "Obligations").

3. BORROWER'S PLACES OF BUSINESS AND INVENTORY LOCATIONS AND RETURNS POLICY. Borrower represents and warrants that Borrower has no places of

business other than the place indicated at the end of this Agreement, unless other places of business are listed on Schedule A, annexed hereto, in which event Borrower represents and warrants that it has additional places of business at those locations set forth on Schedule A and no others.

Borrower represents and warrants that its only place of business (or, if Borrower has more than one, its chief executive office) and the office where Borrower keeps its records concerning its Accounts, contract rights and other property, is the place indicated at the end of this Agreement. Borrower represents and warrants that all Inventory presently owned by Borrower, other than Inventory that consists of consigned items that have been so identified to Bank in writing, is stored at Borrower's place of business shown at the end of this Agreement, unless other Inventory locations are listed on Schedule A, annexed hereto, in which event Borrower represents and warrants that its Inventory is also located at the locations set forth on Schedule A and no others.

Borrower will promptly notify Bank in writing of any change in the location of its chief executive office, or of any place of business or in the location of any Inventory or of the establishment of any new place of business or of any new location of Inventory or office where its records are kept.

Borrower represents and warrants that it has described its returns policy to Bank and that it does now, and will continue to, apply such policy consistently in the conduct of its business and agrees that it shall notify Bank in writing before changing its policy or the application thereof in any material respect.

4. BORROWER'S ADDITIONAL REPRESENTATIONS AND WARRANTIES. Borrower represents and warrants, each of them, jointly and severally, and as applicable, that:

(a) Borrower is a corporation duly organized, validly existing and in good standing under the laws of the State of Maine and shall hereafter remain in good standing as a corporation in that state, and is duly qualified and in good standing in every other jurisdiction in which it is doing business other than any jurisdiction where the failure to so qualify will not have a material adverse effect on its financial condition, business or prospects, which other jurisdictions are listed on Schedule B, annexed hereto, and shall hereafter remain duly qualified and in good standing in every other jurisdiction in which, by reason of the nature or location of its assets or operations, such qualification may be necessary. Borrower has identified on Schedule C, annexed hereto, all of its subsidiaries and their respective jurisdictions of organization, addresses and the percentage of ownership. Each of Borrower's subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and shall hereafter remain in good standing as a corporation in that state, and is duly qualified and in good standing in every other jurisdiction in which it is doing business, which other jurisdictions are listed on Schedule B, annexed hereto, and shall hereafter remain duly qualified and in good standing in every other jurisdiction in which, by reason of the nature or location of such subsidiary's assets or operations, such qualification may be necessary. None of Borrower's subsidiaries has any subsidiaries.

(b) Borrower's exact legal name is as set forth in this Agreement and Borrower will not undertake or commit to undertake any act which will result in a change of Borrower's legal name, without giving Bank at least thirty (30) days' prior written notice of the same. Borrower does not conduct business under any other name, and will not do so without giving Bank at least thirty (30) days' prior written notice of the same.

(c) The execution, delivery and performance of this Agreement, and of any other documents executed in connection herewith, are within Borrower's corporate powers, have been duly authorized, are not in contravention of law or the terms of Borrower's charter, by-laws or other incorporation papers, or of any indenture, agreement or undertaking to which Borrower is a party or by which it or any of its properties may be bound.

(d) All Articles of Incorporation of Borrower, and all amendments thereto, have been duly filed and are in proper order. Except as disclosed to the Bank in writing prior to the date hereof, all capital stock issued by Borrower and outstanding was and is properly issued and all books and records of Borrower, including, but not limited to, its minute books, by-laws, stock registers and books of account, are all accurate and up to date and will be so maintained.

(e) Borrower owns all of the assets reflected in its most recent financial statements provided to Bank, except assets sold or otherwise disposed of in the ordinary course of business since the date thereof, and such assets together with any assets acquired since such date, including, without limitation, the Collateral, are free and clear of any lien, pledge, security interest, charge, mortgage or encumbrance of any nature whatsoever, except only (i) the liens, security interests and other encumbrances listed on Schedule D annexed hereto, (ii) those leases (if any) set forth on Schedule E annexed hereto, (iii) landlords', carriers', warehousemen's, mechanics' and other similar liens arising by operation of law in the ordinary course of Borrower's business; (iv) liens arising out of pledge or deposits under worker's compensation, unemployment insurance, old age pension, social security, retirement benefits or other similar legislation; and (v) liens and security interests in favor of Bank or consented to in writing by Bank or voluntary purchase money liens granted not in excess of $100,000.00 (collectively, the "Permitted Liens").

(f) Borrower has made or filed all tax returns, reports and declarations relating to any material tax liability required by any jurisdiction to which it is subject (any tax liability which may result in a lien on any Collateral being hereby deemed material); has paid all taxes shown or determined to be due thereon except those being diligently contested in good faith and which it has, prior to the date of such contest, identified in writing to Bank as being contested; and has made adequate provision for the payment of all taxes so contested, so that no lien will encumber any Collateral, and in respect of subsequent periods.

(g) Except as disclosed to the Bank in writing prior to the date hereof, Borrower (i) is subject to no charter, corporate or other legal restriction, or any judgment, award, decree, order, governmental rule or regulation or contractual restriction which could have a material adverse effect on its financial condition, business or prospects, and (ii) is in compliance with its charter documents and by-laws, all contractual requirements by which it or any of its properties may be bound and all applicable laws, rules and regulations (including, without limitation, those relating

to environmental protection) other than laws, rules or regulations (i) the validity or applicability of which it is diligently contesting in good faith and which it has, prior to the date of such contest, identified in writing to Bank as being contested, or (ii) the failure to comply with which cannot reasonably be expected to materially adversely affect its financial condition, business or prospects or the value of any Collateral and which cannot result in a lien on any Collateral.

(h) There is no action, suit, proceeding or investigation pending or, to its knowledge, threatened against or affecting Borrower or any of its assets which, if determined adversely to it, would or could have a material adverse effect on its financial condition, business or prospects or the value of any Collateral or result in a lien on any Collateral, except as set forth on Schedule F.

(i) To the best of Borrower's knowledge, Borrower is in compliance with ERISA with respect to any Plan; no Reportable Event has occurred and is continuing with respect to any Plan; and it has no unfunded vested liability under any Plan. The word "Plan" as used in this Agreement means any employee plan subject to Title IV of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA") maintained for employees of Borrower, any subsidiary of Borrower or any other trade or business under common control with Borrower within the meaning of Section 414(c) of the Internal Revenue Code of 1986, as amended, or any regulations thereunder.

(j) Each of the Loan Documents has been duly and properly authorized, executed and delivered by the Borrower and shall be in full force and effect on and as of the date hereof. Each of the Borrower, and the Guarantors shall have properly performed, complied with, and observed in all material respects each of its covenants, agreements and obligations contained in any of the Loan Documents to which it is a party, by which it is bound and which are required to be performed on or before the date hereof and no event shall have occurred on or prior to the date hereof and be continuing, and no condition shall exist which constitutes a default or an Event of Default under the Loan Documents.

(k) AG Distributors is a Maine corporation and a wholly owned subsidiary of the Borrower and is, as of the date hereof, distributing products only to two (2) stores in Massachusetts, and no assets or liabilities of the Borrower have been or will be transferred, converted or assigned to AG Distributors during the term of this Agreement.

(l) Borrower represents and warrants that, through either purchase, renovation or modification, it has taken, or is in the process of taking, such steps as are necessary and/or appropriate to ensure that the computer hardware and software applications and systems necessary for the operations of Borrower's business are, or will be, Year 2000 Compliant on or before March 31, 1999, and that all necessary renovations, testing and certifications are completed, or will be completed, before June 30, 1999. "Year 2000 Compliant" shall mean that all computer data outside of the range of 1900-1999 will be correctly processed in any level of computer hardware or software, including, but not limited to, microcode, firmware, application programs, files, databases and imbedded microprocessors, and that any such level of hardware or software will function without material error or interruption from functions which may involve date data which references different centuries or more than one century and that attached hereto as Schedule G is a true and correct summary of Borrower's current project plan and procedures

to become Year 2000 Compliant, in addition to its current status report regarding the same; and Borrower further represents and warrants that its computer systems will not cause a material adverse effect on its financial condition, business or prospects due to the so-called Year 2000 computer problem.

5. REVOLVING LINE OF CREDIT. (a) Revolving Line of Credit Advances; Borrowing Base. Subject to the terms and provisions of this Agreement, Bank hereby establishes a revolving line of credit in Borrower's favor in the amount set forth below (the "Revolving Line of Credit"). For so long as no Event of Default has occurred and is continuing hereunder, Bank shall upon Borrower's request, from the date hereunder until the Termination Date make such advances to Borrower based upon the facts and circumstances existing at the time of Borrower's request, and subject to the Borrowing Base (as herein defined), all of which advances shall be payable in accordance with this Agreement and are and shall be secured by Borrower's Inventory, Accounts and all other Collateral and Real Estate and including proceeds of any thereof. Borrower agrees that the aggregate unpaid principal of all advances outstanding at any one time under the Revolving Line of Credit shall not exceed the Borrowing Base. The term "Borrowing Base" as used herein shall mean the sum of the following:

(i) eighty-five percent (85.00%) of Eligible Receivables,

PLUS

(ii) fifty-five percent (55.00%) of Eligible Inventory,

but in no event shall the sum of all outstanding advances be in excess of the Maximum Availability. The term "Maximum Availability" as used herein shall mean Five Million Dollars ($5,000,000.00). All such advances shall bear interest upon the principal sum thereof from time to time advanced, shall be calculated on a 365-day year and the actual number of days elapsed, computed at a fluctuating annual interest rate equal to the rate from time to time announced by Bank as its prime lending rate (the "Base Rate"), SUBJECT TO CHANGE OF RATE in accordance with changes in the Base Rate, such adjustments in rate to be made automatically and to be effective immediately with all changes in the Base Rate (or, if elected by Borrower, at the LIBOR Rate as described in this Section 5, paragraph (d) below). In the event Bank shall cease to designate a prime rate and shall fail to designate a replacement therefor, then the term "Base Rate" shall mean the rate of interest published in The Wall Street Journal as the Prime Rate or the base rate on corporate loans posted by at least seventy-five percent (75.00%) of the nation's thirty (30) largest banks, as it may vary.

(b) Borrowing Base Formula. The Borrowing Base formula set forth above is intended solely for monitoring purposes. The making of any loans, advances, or credits by Bank to Borrower in excess of the above described Borrowing Base formula and/or in excess of the Maximum Availability is for the benefit of Borrower and does not and shall not affect any obligations of Borrower hereunder; all such loans constitute Obligations and must be repaid by Borrower in accordance with the terms hereof and in accordance with the terms of any notes and other documents evidencing the same.

(c) Application of Proceeds. Borrower hereby authorizes and directs Bank, in Bank's sole discretion (provided, however, Bank shall have no obligation to do so), (i) to pay accrued interest as the same becomes due and payable pursuant to this Agreement or pursuant to any note or other agreement between Borrower and Bank, and to treat the same as an advance to Borrower which shall be added to Borrower's loan balance pursuant to this Agreement; and/or (ii) to apply any Collateral, and the proceeds of any Collateral, including, without limitation, payments on Accounts, and other payments from sales or leasing of Inventory, and any other funds, to the payment of such items or to the payment of any other amounts then due from Borrower to Bank.

(d) Interest Rate Option. At the option of the Borrower and subject to the terms and conditions hereinafter set forth, the Borrower may elect from time to time to have the interest rate applicable to one or more advances under the Revolving Line of Credit be the LIBOR Rate or to convert any outstanding advances to an advance of another Type, provided that (i) with respect to any such election, or conversion of an advance to a LIBOR Loan, the Borrower shall give the Bank prior notice of such election (which notice must be received by Bank prior to 1:00 p.m. Portland, Maine time); and (ii) no such election of a LIBOR Loan or conversion to a LIBOR Loan may be made when any Event of Default has occurred and is continuing. All or any part of the outstanding balance under the Revolving Line of Credit of any Type may be converted as provided herein, provided that partial conversions shall be in an aggregate principal amount of $10,000.00 or an integral multiple of $10,000.00 in excess thereof. Each request relating to a LIBOR Loan shall be irrevocable by the Borrower. Any outstanding advances of any Type may be continued as such upon the expiration of an Interest Period with respect thereto by compliance by the Borrower with the notice provisions contained herein; provided that no LIBOR Loan may be continued as such when any Event of Default has occurred and is continuing, but shall be automatically converted to a Base Rate Loan on the last day of the Interest Period relating thereto. In the event that the Borrower does not notify the Bank of its election hereunder with respect to any advance, such advance shall be automatically converted to a Base Rate Loan at the end of the applicable Interest Period. All interest under the Revolving Line of Credit on LIBOR Loans shall be paid monthly unless sooner demanded as a result of the occurrence of an Event of Default.

(e) Loan Request Procedure. The Borrower may request advances hereunder on any Business Day, provided there is then no Event of Default hereunder; and further provided that Borrower shall give Bank prior notice (which notice must be received by Bank prior to 1:00 p.m. Portland, Maine time) on the day of the requested advance date specifying: (i) the amount to be borrowed, (ii) the requested borrowing date, (iii) whether the borrowing is to be a Base Rate Loan, a LIBOR Loan or a combination thereof (and if so, in what proportions), and (iv) if the advance is to be entirely or partly a LIBOR Loan, the length of the Interest Period. Borrower may provide notice of its election hereunder in writing or by telephone, provided, however, that any telephonic notice shall follow such procedures as Bank may require and Bank shall have no duty to confirm the authority of a person making a telephonic request. If Borrower's request fails to specify whether a request is for a LIBOR Loan or a Base Rate Loan, it shall be deemed a request for a Base Rate Loan. If Borrower fails to request the maintenance of an existing LIBOR Loan prior to the end of the Interest Period for such LIBOR Loan in accordance with the procedure set forth herein, then the Borrower shall be deemed to have requested that such LIBOR

Loan be converted into a Base Rate Loan. Borrower agrees that any request for advances under this Revolving Line of Credit shall be at least $10,000.00.

(f) Purpose. Borrower shall use loan proceeds for general working capital purposes for itself and, at its election, to fund loans to its members, and for no other purposes.

6. EQUIPMENT LINE OF CREDIT TERM LOAN. (a) Advances; Minimum Advances. Subject to Section 9(a) hereof and provided no Event of Default has occurred and is continuing hereunder, Bank, from the date hereof until the Termination Date, shall make advances to Borrower under a discretionary line of credit, provided that the aggregate amount advanced under such line of credit shall not exceed One Million Five Hundred Thousand Dollars ($1,500,000.00) (the "Equipment Line of Credit"). Advances that Bank makes hereunder (subject to Section 9(a) hereof) shall be in a minimum amount of $25,000.00 and shall be for no more than eighty percent (80.00%) of the invoiced amount of the equipment or machinery being purchased by Borrower, or to fund no more than eighty percent (80.00%) of the cost of its proposed warehouse expansion. Any such advances shall be made subject to, and payable in accordance with the terms hereof, and secured by all Collateral and the Real Estate.

(b) Interest Rate; Conversion to Term Loans. The amount outstanding under the Equipment Line of Credit shall bear interest (calculated on a 365-day year and the actual number of days elapsed), payable monthly in arrears, at the Base Rate (as defined above) as it may vary, plus one-quarter of one percent (0.25%) per annum for advances in excess of $100,000.00; at the Base Rate as it may vary, plus one-half of one percent (0.50%) per annum for advances at or less than $100,000.00; and if the advance is for the entire $1,500,000.00, at the Base Rate as it may vary; each SUBJECT TO CHANGE OF RATE in accordance with changes in the Base Rate, such adjustments in rate to be made automatically and to be effective immediately with all changes in the Base Rate; provided, however, the Borrower may convert within one hundred twenty (120) days the amount of the then outstanding advances made within the previous one hundred twenty (120) days under the Equipment Line of Credit, which has not previously been converted to a term loan, to a term loan, with a five (5) year amortization schedule and a due date of the Termination Date for advances made for equipment or machinery; and with a twenty (20) year amortization schedule and a due date of the Termination Date, for advances made for the expansion of the warehouse facility. In the event Borrower elects to convert within one hundred twenty (120) days of the advances to a term loan, the Borrower shall have the right to elect in writing, no more than thirty (30) days prior nor less than five (5) days prior to the date on which such conversion shall take effect (the "Conversion Date"), that the interest rate applicable to such term loan be (i) the Base Rate (as defined above), (ii) a fixed rate equal to Bank's five (5) year Cost of Funds Rate, on the Conversion Date, as determined by the Bank in its sole discretion, plus two percent (2.00%) per annum, or (iii) at the interest rate equal to the LIBOR Rate plus two percent (2.00%) per annum, SUBJECT TO CHANGE OF RATE with each change in an Interest Period, such adjustments in rate to be made automatically and effective immediately with each subsequent Interest Period, with said LIBOR Rate swapped for a fixed rate of interest pursuant to the Master Swap Agreement

(c) Purpose. Borrower shall use the proceeds from the Equipment Line of Credit for the acquisition of new and used equipment or the expansion of its warehouse facility, and for no

other purposes. All of such machinery and equipment shall be kept at Borrower's place of business in Gardiner, Maine and shall be subject to the Bank's first perfected security interest.

7. REVOLVING TERM LOAN. (a) Advances; Minimum Advances. For so long as no Event of Default has occurred and is continuing hereunder, Bank, from the date hereof until the Termination Date, shall make advances to Borrower under a revolving term loan, provided that the aggregate amount advanced under such revolving term loan does not exceed One Million Dollars ($1,000,000.00) (the "Term Loan Line of Credit"). Advances that Bank makes hereunder shall be in a minimum amount of $25,000.00 and shall be for no more than (i) a maximum loan to collateral value ratio of fifty percent (50.00%), as determined by the Bank, of the collateral (A) that comprises the security securing the loan agreements between the Borrower and the Associated Grocers' members' stores, which loan agreements have been collaterally assigned to the Bank to secure the Obligations, and (B) the equipment, machinery or inventory subject to the Bank's security interest; or (ii) a maximum loan to appraised real estate value ratio of eighty percent (80.00%), as determined by the Bank. All such advances shall be made subject to, and payable in accordance with the terms hereof, and secured by all Collateral and Real Estate.

(b) Interest Rate; Conversion to Term Loans. The amount outstanding under the Term Loan Line of Credit shall bear interest (calculated on a 365-day year and the actual number of days elapsed), payable monthly in arrears, at the Base Rate as it may vary, plus three-quarters of one percent (0.75%) per annum, SUBJECT TO CHANGE OF RATE in accordance with changes in the Base Rate, such adjustments in rate to be made automatically and to be effective immediately with all changes in the Base Rate; provided, however, the Borrower may convert the principal amount then outstanding under the Term Loan Line of Credit, which has not previously been converted to a term loan, with a five (5) year amortization schedule and a due date of the Termination Date, and Borrower shall have the right to elect in writing, no more than thirty (30) days prior nor less than five (5) days prior to the date on which such conversion shall take effect, that the interest rate applicable to such term loan be a fixed rate equal to Bank's five (5) year Cost of Funds Rate, on the date of conversion, as determined by the Bank in its sole discretion, plus two and seventy-five hundredths percent (2.75%) per annum.

(c) Purpose. Borrower shall use the proceeds from the Term Loan Line of Credit for funds to reloan to its member stores or to discount, with recourse to Borrower, loans Borrower has made to its members and for no other purpose.

8. LETTER OF CREDIT. (a) Letter of Credit. Subject to the terms and provisions of this Agreement, Bank agrees it shall issue a substitute standby letter of credit for the account of Borrower substantially in the form attached as Exhibit A to the Reimbursement Agreement between the Bank and the Borrower dated of even date (the "Letter of Credit"), to replace the existing letter of credit supporting the IRB Loan, and to serve as additional security for the IRB Loan, provided, however, that the aggregate maximum amount which may be drawn under the Letter of Credit shall not at any time exceed the Standby Letter of Credit Commitment Amount (as herein defined). Prior to the issuance of the Letter of Credit hereunder, Borrower shall have executed and delivered such documentation related thereto, including, without limitation, a Reimbursement Agreement and as the Bank shall require. For purposes of this Agreement, the "Standby Letter of Credit Commitment Amount" shall mean One Million Two Hundred Sixty -

Six Thousand Five Hundred Seventy-Three and 34/100 Dollars ($1,266,573.34) reduced by, at the time of determination of the Standby Letter of Credit's Commitment Amount, (i) the maximum amount which then may be drawn under any other then outstanding standby letters of credit of similar purpose, issued by persons other than the Bank, as to which the Borrower or either of the Guarantors may be liable, (ii) the aggregate amount, if any, theretofore drawn under the Letter of Credit, and (iii) the aggregate amount of principal theretofore paid (on or after the date hereof) in respect of the IRB Loan from sources other than the Letter of Credit, together with the aggregate amount of interest allocable to such principal. In the event of any conflict between the provisions contained herein and in the Letter of Credit concerning the maximum amount which may be drawn thereunder, the provisions of the Letter of Credit shall govern.

(b) Interest Rate; Demand Letter of Credit Note. The Borrower agrees to pay to the Bank, ON DEMAND and otherwise in accordance with a certain Demand Letter of Credit Note of even date herewith in the original principal amount of One Million Two Hundred Sixty -Six Thousand Five Hundred Seventy-Three and 34/100 Dollars ($1,266,573.34) from the Borrower to the Bank, the amount of any drafts which may be drawn under the Letter of Credit, and any extensions or renewals thereof. The Borrower also agrees to pay to the Bank, ON DEMAND, and the original principal amount of said demand note shall be increased by the amount of, any and all charges, costs and expenses, including, without limitation, reasonable attorneys' fees, related to the performance or enforcement of this Agreement or said Note, and all costs, charges and expenses (but not including attorneys' fees) related to the issuance of the Letter of Credit, and further including, without limitation, any amounts due pursuant to the indemnity hereinafter set forth, all with interest at the rate provided in said demand note, and upon the other terms and conditions thereof.

(c) Obligation to Honor Drafts. The Borrower recognizes that the Bank is obligated to honor drafts duly drawn under the Letter of Credit regardless of any dispute that may exist between the Borrower and the beneficiary of the Letter of Credit, including disputes concerning the beneficiary's right to payment from or on behalf of the Borrower. Except for the obligation to make payment on a draft accepted under the Letter of Credit, the Bank has no responsibility by virtue of the Letter of Credit, including, without limitation, the responsibility to investigate the circumstances of any dispute, obligation, loss or liability incurred in connection with the transactions between the Borrower and the beneficiary of the Letter of Credit. The Borrower hereby agrees to indemnify, defend and hold harmless the Bank, its officers, directors, employees and agents from and against any and all claims, demands, actions, suits, losses, costs, expenses (including attorneys' fees) and liabilities asserted against or incurred by the Bank or its officers, directors, employees or agents in connection with the Letter of Credit, except to the extent of the Bank's failure to discharge its obligations as set forth in the Letter of Credit. The Bank is hereby further authorized, at its sole option and without prior notice or demand, to charge or set off any such amounts due to it pursuant to this indemnity against any deposits or other sums at any time credited by or due from the Bank to the Borrower; provided, however, subsequent to such charge or set off, Bank shall promptly provide Borrower with notice of the amount and reason for such charge or set off.

(d) Purpose. The Letter of Credit shall be used to provide credit support for the IRB Loan.

(e) Fees. Borrower shall pay to the Bank aggregate fees ("Letter of Credit Fees") for the Letter of Credit issued hereunder in an amount per annum equal to one and one quarter percent (1.25%) of the maximum amount which may be drawn under such Letter of Credit, including amounts committed for interest payments, (without regard to whether any such drawings are in fact made), plus the customary issuance and transaction charges for such Letter of Credit. The Letter of Credit Fees shall be payable to the Bank annually in advance on the date hereof and on each anniversary of this Agreement. Further, the Borrower shall execute and deliver to the Bank such further documents and instruments in connection with any Letter of Credit issued hereunder as the Bank, in accordance with its customary practice with respect to similar facilities, may request.

(f) Increased Costs. The Borrower agrees that if a change in any law, executive order or regulation, or any directive of any administrative or governmental authority (whether or not having the force of law) or in the interpretation thereof by any court or administrative or governmental authority charged with the administration thereof, shall either:

(i) impose, modify or deem applicable any reserve, special deposit or similar requirements against the Letter of Credit heretofore or hereafter issued by the Bank; or

(ii) impose on the Bank any other condition or requirements relating to such Letter of Credit;

and the result of any event referred to in clause (i) or (ii) above shall be to increase the cost to the Bank of issuing or maintaining any Letter of Credit issued, directly or indirectly, for the account of the Borrower hereunder (which increase in cost shall be the result of the reasonable allocation among its letter of credit customers of the aggregate of such cost increases resulting from such events), then, upon written demand by the Bank, and delivery to the Borrower of a certificate of an officer of the Bank, explaining such change in law, executive order, regulation, directive, or interpretation thereof, its impact on the Bank, and the basis for determining such increased costs and their allocation, the Borrower shall immediately pay to the Bank such increased cost, including any interest accrued thereon, from the date of demand through the date of payment, at the rate applicable to Revolving Line of Credit. The determination by the Bank, of costs incurred under clause (i) or (ii) above, and the allocation, if any, of such costs among the Borrower and other letter of credit customers of the Bank, if done in good faith and made on an equitable basis and in accordance with the officer's certificate of the Bank, shall be conclusive and binding on the Borrower in the absence of manifest error.

9. OTHER LOAN PROVISIONS; PREPAYMENT OF LOANS; MASTER SWAP AGREEMENT PROVISIONS. (a) Notwithstanding any other provision of this Agreement, the sum of (i) the current balance of Borrower's prior loan from the United States Department of Housing and Urban Development, (ii) the stated amount of the Letter of Credit, (iii) advances made under the Equipment Line of Credit for the purpose of the warehouse expansion described in Section 6(a), and (iv) advances made to Borrower for loans to its members under the Term Loan Line of Credit, may not exceed eighty percent (80.00%) of the appraised market value of the Real Estate; and in the event the sum exceeds eighty percent (80.00%) of the appraised market value of the Real Estate, Borrower shall within thirty (30) days of such event make the

necessary reduction in the unpaid principal amount of the Loans in order to bring the Borrower into compliance with this covenant.

(b) If any payment under any Loan is not received within ten (10) days of when due, then Borrower shall pay to the Bank a late payment fee of five percent (5.00%) of the amount of such delinquent payment. Bank shall also have the right to charge interest on the unpaid principal balance hereof at an interest rate of four percent (4.00%) per annum in excess of the applicable rate of interest otherwise payable as provided herein, for any period (i) thirty (30) days after an Event of Default shall have occurred and not cured and until the same shall have been cured or expressly waived by the Bank in writing, or (ii) after the Termination Date, or (iii) after judgment has been rendered on this Agreement, the Obligations or any promissory note evidencing same, or (iv) in the Event of Default under any loan document securing the Obligations after a default shall have occurred and until the same shall have been cured or expressly waived by the Bank in writing.

(c) All computations of interest due hereunder shall be based on the actual number of days elapsed over a 365-day year; provided, however, computation of interest under the Letter of Credit shall be based on the actual number of days elapsed over a 360-day year. All payments made hereunder or under any notes or instruments associated herewith shall be in lawful money of the United States in immediately available funds. Any payment due date hereunder that occurs on a non-business day (i.e., Saturday or Sunday or other day on which banks in the City of Portland, Maine are required or authorized to give orders to close), shall be adjusted so that the due date will be the first following day that is a Business Day.

(d) The Borrower shall have the right at any time to prepay any Base Rate Loan without premium or penalty, provided that any amount prepaid shall be accompanied by accrued interest on the principal repaid to the date of payment. To the extent that a Loan is a LIBOR Loan or a Cost of Funds Loan, the Borrower shall have the right to prepay such Loan on or before the expiration of the applicable Interest Period, as a whole or in part, upon prior notice to the Bank, provided that such prepayment shall be accompanied by (a) accrued interest through the date of prepayment, and (b) an amount calculated in accordance with the Yield Maintenance Formula. Such optional prepayment privilege is in addition to, and not in substitution of, any repayment of principal required or otherwise contemplated under this Agreement. Any payment of a LIBOR Loan or a Cost of Funds Loan that occurs prior to the expiration of the applicable Interest Period shall be accompanied by an amount calculated in accordance with the Yield Maintenance Formula whether such payment is payable because of demand, default or otherwise. Borrower may provide notice of its election hereunder in writing or by telephone, provided, however, that any telephonic notice shall follow such procedures as Bank may require and Bank shall have no duty to confirm the authority of a person making a telephonic request.

(e) In the event that Borrower has entered in the Master Swap Agreement and fails to pay any amount that is due and owing to FNB under and pursuant to the Master Swap Agreement (after giving effect to any applicable grace period), then upon demand by FNB, in its sole discretion, Bank shall pay such amount directly to FNB for the account of the Borrower and the Borrower hereby authorizes and consents to such payment by Bank. The Borrower agrees that (i) FNB shall have no obligation to demand Bank to advance such funds on behalf of the Borrower,

(ii) the making of such a demand by FNB will not create any obligation to make such a demand in the future, and (iii) at all times, FNB may choose not to make such demand and choose, instead, to exercise its rights under the Master Swap Agreement. It shall be an additional Obligation of Borrower to reimburse Bank for any amount Bank may pay on account of any amount that is due and owing by Borrower to FNB. Such additional Obligation shall be due upon demand and shall bear interest at a rate per annum equal to the Base Rate plus four percent (4.00%) from, and including, the date of payment by Bank to, but excluding, the date Borrower reimburses Bank for such additional Obligation. FNB is an intended third-party beneficiary of Bank's obligations under this Section 9.

(f) Borrower shall pay the Bank: (i) a non-refundable commitment fee of Fifteen Thousand Dollars ($15,000.00), the unpaid balance of which is due and payable in full on the date hereof, (ii) an unused commitment fee of three-eighths of one percent (3/8%) on the actual available amount of funds in the aggregate under the Revolving Line of Credit, Equipment Line of Credit and the Term Loan Line of Credit, payable quarterly in arrears, and calculated daily on the unused portion of the line amount for said Loans, and (iii) in the event the Borrower refinances any of the Loans prior to Termination Date with a lender other than the Bank, a termination fee of $15,000.00, if termination occurs from the date hereof through and including March 31, 1999; a termination fee of $10,000.00 if termination occurs during the period April 1, 1999 through and including June 30, 1999; a termination fee of $8,000.00 if termination occurs during the period July 1, 1999 through September 30, 1999; a termination fee of $6,000.00 if termination occurs during the period October 1, 1999 through December 31, 1999; a termination fee of $4,000.00 if termination occurs during the period January 1, 2000 through March 31, 2000; and a termination fee of $2,000.00 if termination occurs during the period April 1, 2000 and June 30, 2000; and without a termination fee if termination occurs thereafter; provided, however, in the event, subsequent to, and because of, an assignment by the Bank of Borrower's obligations to one or more FDIC insured banks or other financial institutions as described in Section 23(i) hereof, Borrower refinances any of the Loans with a lender other than the Bank prior to the Termination Date, the termination fees described in this clause (iii) shall be waived.

10. BANK'S REPORTS. After the end of each month, Bank will render to Borrower a statement of Borrower's loan account with Bank hereunder, showing all applicable credits and debits. Each statement shall be considered correct and to have been accepted by Borrower and shall be conclusively binding upon Borrower in respect of all charges, debits and credits of whatsoever nature contained therein, and the closing balance shown therein, unless Borrower notifies Bank in writing of any discrepancy within ninety (90) days from the mailing by Bank to Borrower of any such monthly statement.

11. CAPITAL ADEQUACY. If after the date hereof, Bank determines that (i) the adoption of any applicable law, rule, or regulation regarding capital requirements for banks or bank holding companies or the subsidiaries thereof, (ii) any change in the interpretation or administration of any such law, rule or regulation by any governmental authority, central bank, or comparable agency charged with the interpretation or administration thereof, or (iii) compliance by Bank or its holding company with any request or directive of any such governmental authority, central bank or comparable agency regarding capital adequacy (whether or not having the force of law), has the effect of reducing the return on Bank's capital to a level below that

which Bank could have achieved (taking into consideration Bank's and its holding company's policies with respect to capital adequacy immediately before such adoption, change, or compliance and assuming that Bank's capital was fully utilized prior to such adoption, change, or compliance) but for such adoption, change, or compliance as a consequence of Bank's commitment to make advances pursuant hereto by any amount deemed by Bank to be material:

(i) Bank shall promptly, after Bank's determination of such occurrence, give notice thereof to Borrower; and

(ii) Borrower shall agree to pay to Bank as an additional fee from time to time, on demand, such amount as Bank certifies to be the amount that will compensate Bank for such reduction.

A certificate of Bank claiming entitlement to compensation as set forth above will be conclusive in the absence of manifest error. Such certificate will set forth the nature of the occurrence giving rise to such compensation, the additional amount or amounts to be paid to Bank, and the method by which such amounts were determined. In determining such amount, Bank may use any reasonable averaging and attribution method.

12. COLLECTIONS; SET OFF; NOTICE OF ASSIGNMENT; EXPENSES; POWER OF ATTORNEY. (a) Bank will credit (conditional upon final collection) any payments made by Borrower to Bank against the amounts due in connection with the Loans, as the case may be; provided, however, that Borrower shall be liable, with respect to any items requiring clearance or payment, for the applicable balance deficiency charge until final collection. The order and method of such application shall be in the sole discretion of Bank and Bank shall have the right to apply such sums to any of the Obligations.

(b) Any and all deposits (whether demand or time deposits) and other sums at any time credited by or due from Bank to Borrower shall at all times constitute additional security for the Obligations and may, subject to any applicable grace or cure period, upon Borrower's failure to perform any of its obligations under this Agreement or the Loan Documents, be set off against any Obligations at any time whether or not they are then due or other security held by Bank is considered by Bank to be adequate. Any and all instruments, documents, policies and certificates of insurance, securities, goods, accounts, chooses in action, general intangibles, chattel paper, cash, property and the proceeds thereof (whether or not the same are Collateral, including proceeds thereof, hereunder) owned by Borrower or in which Borrower has an interest, which now or hereafter are at any time in the possession or control of Bank or in transit by mail or carrier to or from Bank or in the possession of any third party acting in Bank's behalf, without regard to whether Bank received the same in pledge, for safekeeping, as agent for collection or transmission or otherwise or whether Bank had conditionally released the same, shall constitute additional security for the Obligations and may be applied at any time, upon Borrower's failure to perform any of its obligations under this Agreement or the Loan Documents, to any Obligations which are then owing, whether due or not due, unless such additional security consists of deposits held in trust by the Bank. Bank shall be entitled to presume, in the absence of clear and specific written notice to the contrary hereafter provided by Borrower to Bank, that any and all deposits maintained by Borrower with Bank are general accounts as to which no person or entity

other than Borrower has any legal or equitable interest whatsoever. Notwithstanding anything to the contrary set forth in this subparagraph (b), it is the intent of the parties hereto that the Escrow Account (as defined herein) shall be controlled and subject only to Section 15(u) hereof.

(c) Upon the occurrence of an Event of Default, Bank or Bank's designee may notify any or all account debtors that the Accounts and the other Collateral have been assigned to Bank and that payments are to be made directly to Bank. Upon request of Bank at any time thereafter, Borrower will so notify such account debtors and will indicate on all billings to such account debtors that their Accounts must be paid to Bank, and Borrower hereby directs all account debtors upon receipt of notice from Bank to make all payments directly to Bank, as directed in such notice. In such an event, Bank shall have full power to collect, sue for, receive, compromise, endorse, sell or otherwise deal with the Accounts, including proceeds thereof, in its own name or in the name of Borrower.

(d) Borrower shall pay to Bank within ten (10) days of demand any and all reasonable counsel fees and other expenses incurred by Bank in connection with the enforcement or amendment of this Agreement or of any documents relating hereto, and any and all expenses, including, but not limited to, a collection charge on all Accounts collected, all reasonable attorneys' fees and expenses, and all other expenses of like or unlike nature which may be expended by Bank to obtain or enforce payment of any Account either as against the account debtor, Borrower, or any guarantor or surety of Borrower or in the prosecution or defense of any action or concerning any matter growing out of or connected with the subject matter of this Agreement, the Obligations or the Collateral or any of Bank's rights or interests therein or thereto, including, without limiting the generality of the foregoing, any reasonable counsel fees or expenses incurred in any bankruptcy or insolvency proceedings and all costs and expenses incurred or paid by Bank in connection with the administration, supervision, protection or realization on any security held by Bank for the debt secured hereby, whether such security was granted by Borrower or by any other person primarily or secondarily liable (with or without recourse) with respect to such debt, and all costs and expenses incurred by Bank in connection with the defense, settlement or satisfaction of any action, claim or demand asserted against Bank in connection with the debt secured hereby (except for any costs or expenses which arise from Bank's relationship to Participants or potential Participants in the Obligations or from actions or omissions of Bank in its relationship to other third parties unrelated to Borrower and except any of the foregoing which arise from the gross negligence or willful misconduct of the Bank), all of which amounts shall be considered advances to protect Bank's security, and shall be secured hereby. At its option, and without limiting any other rights or remedies, Bank may, subject to the limitations set forth in Section 15(k) of this Agreement, at any time pay or discharge any taxes, liens, security interests or other encumbrances at any time levied against or placed on any of the Collateral, and may procure and pay any premiums on any insurance required to be carried by Borrower, and provide for the maintenance and preservation of any of the Collateral, and otherwise take any action reasonably deemed necessary by Bank to protect its security, and all amounts expended by Bank in connection with any of the foregoing matters, including reasonable attorneys' fees, shall be considered obligations of Borrower and shall be secured hereby.

(e) Borrower does hereby make, constitute and appoint any officer or attorney of Bank, effective immediately upon any Event of Default and for the sole purpose of enabling the Bank to exercise its rights and remedies to the Collateral under the Loan Documents, as Borrower's true and lawful attorney-in-fact, with power to endorse the name of Borrower or any of Borrower's officers or agents upon any notes, checks, drafts, acceptances, money orders, or other instruments of payment (including payments payable under any policy of insurance on the Collateral) or Collateral that may come into possession of Bank in full or part payment of any amounts owing to Bank; to sign and endorse the name of Borrower or any of Borrower's officers or agents upon any invoices, freight or express bills, bills of lading, storage or warehouse receipts, drafts against debtors, assignments, verifications and notices in connection with any Accounts, and any instruments or documents relating thereto or to Borrower's rights therein; to give written notice to such office and officials of the United States Post Office to effect such change or changes of address so that all mail addressed to Borrower may be delivered directly to Bank; to receive, open and dispose of all mail addressed to Borrower or delivered to any address of Borrower, regardless of whether it should prove to be business, personal or other mail, to whomsoever addressed at any such address; to make, adjust and settle claims in connection with any insurance covering any of the Collateral, and to apply the proceeds thereof to the debt secured hereby, and to do all things necessary to carry out this Agreement; granting upon Borrower's said attorney full power to do any and all things necessary to be done in and about the premises as fully and effectually as Borrower might or could do in order to realize upon the Collateral, and hereby agreeing, upon request, to ratify and approve all that said attorney shall lawfully do or cause to be done by virtue hereof, provided, however, that no such ratification or approval shall be necessary to effectuate or validate any such actions. Bank may file one or more financing statements disclosing Bank's security interest without Borrower's signature appearing thereon, or Bank may sign Borrower's name thereon as said attorney-in-fact. Neither Bank nor the attorney shall be liable for any acts or omissions nor for any error of judgment or mistake, except for their gross negligence or willful misconduct. This power of attorney, being coupled with an interest, shall be irrevocable for the term of this Agreement and all transactions hereunder and thereafter as long as Borrower may be indebted to Bank.

13. <u>FINANCING STATEMENTS</u>. At the request of Bank made at any time and from time to time, Borrower will join with Bank in executing one or more Financing Statements pursuant to the Uniform Commercial Code or other notices appropriate under applicable law in form satisfactory to Bank and will pay the cost of filing the same in all public offices wherever filing is deemed by Bank to be necessary or desirable. A legible carbon, photographic or other reproduction of this Agreement shall be sufficient as a financing statement.

14. <u>BORROWER'S REPORTS</u>. (a) If requested by Bank, all copies of invoices not previously delivered to Bank shall be delivered to Bank with each schedule of Accounts. If requested by Bank, Borrower shall explain to Bank its system for numbering and identifying invoices.

(b) Within fifteen (15) calendar days after the end of each accounting period or on such other more frequent basis as may be required by Bank from time to time, Borrower shall submit to Bank an aging report and inventory listings in form satisfactory to Bank showing the amounts due and owing on all Accounts according to Borrower's records as of the close of such

accounting period or such shorter period as may be required by Bank from time to time, together with such other information as Bank may require. If Borrower's monthly aging reports are prepared by an accounting service or other agent, Borrower hereby authorizes and directs such service or agent to deliver such aging reports and any other related documents to Bank upon any request therefor by Bank.

(c) Borrower shall deliver to Bank all documents listed below, as frequently as indicated below, or at such other times as Bank may request, and all other documents and information requested by Bank, whether or not the same are listed below, with such frequency as Bank may request:

Document	Frequency Due
Borrowing Base Certificate	Monthly, by the 15th of the month
Management prepared financial statements, in form satisfactory to Bank	Quarterly, by the 30th of the following month
Covenant compliance certificate, in form satisfactory to Bank	Quarterly, within 30 days after quarter-end
Annual audited financials, management letter and annual report from Macdonald, Page & Co. or such other firm of certified public accountants acceptable to Bank	Annually, within 90 days after year-end
Annual financial projections and budget, in form satisfactory to Bank and with monthly or quarterly detail	Annually, within 30 days after the beginning of the fiscal year in question

(d) Borrower's quarterly financials shall be prepared in accordance with generally accepted accounting principles consistently applied, and certified by the chief financial officer of Borrower (subject to year end adjustment).

(e) Borrower's annual financial reports shall be prepared in accordance with generally accepted accounting principles consistently applied, accompanied by an opinion thereon acceptable to Bank by independent public accountants selected by Borrower and acceptable to Bank and with such independent public accountant's statement that they have reviewed the provisions of this Agreement in accordance with generally accepted accounting principles and that they have no knowledge of any event or condition which constitutes an Event of Default or which, after notice or expiration of any applicable grace period or both, would constitute such an Event of Default or, if they have such knowledge, specifying the nature and period of existence thereof, provided, however, that in issuing such statement, such accountants shall not be required to go beyond normal procedures conducted in connection with their review.

(f) Borrower will furnish Bank, on a quarterly basis, as soon as available, and in any event within ten (10) days after the end of each quarter, an updated status report, all in reasonable detail, by a representative of Borrower which is acceptable to Bank, reporting on the current status of the Borrower's computer system as it relates to the Year 2000 computer problem, which report shall also include estimated time, costs and budget allocations for completing any purchases, renovations or reprogramming which may be necessary for Borrower to become Year 2000 Compliant without any material interruption in the Borrower's business, financial condition or prospects.

(g) In addition to the foregoing, Borrower shall provide Bank promptly with such other and additional information concerning Borrower, the Collateral (including information relating to Inventory in which Bank does not have a perfected security interest), the Real Estate, the operation of Borrower's business, Borrower's financial condition, including financial reports and statements, and any guarantor and such guarantor's financial condition, as Bank may from time to time request from Borrower. All financial information provided to Bank by Borrower shall be prepared in accordance with generally accepted accounting or auditing principles (as applicable) applied consistently in the preparation thereof and consistently with prior periods to fairly reflect the financial condition of Borrower at the close of, and its results of operations for, the periods in question.

15. GENERAL AGREEMENTS OF BORROWER. (a) Borrower agrees to keep all the Collateral and the Real Estate insured with coverage and in amounts not less than that usually carried by one engaged in a like business and in any event not less than that reasonably required by Bank, with loss payable to Bank and Bank as first mortgagee, as applicable. Borrower agrees that the appointment of Bank as attorney in fact for Borrower set forth in Section 12(e) above shall allow Bank to act on behalf of Borrower in obtaining, adjusting, settling and canceling such insurance and endorsing any drafts. As further assurance for the payment and performance of the Obligations, Borrower hereby assigns to Bank as additional collateral all sums, including returns of unearned premiums, which may become payable under any policy of insurance on the Collateral or the Real Estate, and Borrower hereby directs each insurance company issuing any such policy to make payment of such sums directly to Bank. In addition, Borrower shall maintain appropriate liability insurance, fire and extended coverage insurance, and all insurance required by law, including any necessary workers' compensation insurance or flood insurance. All insurance required hereunder shall be provided by insurance companies qualified to do business in Maine, satisfactory to Bank, shall be in such form and in such amounts as Bank may reasonably require and, without limiting the foregoing, shall provide that such insurance shall not be canceled or modified without at least thirty (30) days prior notice to the Bank.

(b) Bank, with or without its agents, shall have the right to inspect the Inventory at intervals to be determined by Bank upon reasonable prior notice to Borrower and without hindrance or delay. Borrower agrees to take such steps as may be necessary to provide Bank with access to the Inventory.

(c) Although, as above set forth, Bank has a continuing security interest in all of Borrower's Inventory and existing and future Accounts and other Collateral and in the proceeds thereof, Borrower will at all times maintain as the minimum security hereunder a Borrowing

Base not less than the aggregate unpaid principal of all advances under the Revolving Line of Credit; and if Borrower fails to do so, Borrower shall immediately make the necessary reduction in the unpaid principal amount of the Revolving Line of Credit Loan.

(d) Borrower will at all times keep accurate and complete records of Borrower's Inventory, Accounts and other Collateral and Real Estate, and Bank, with or without any of its agents, shall have the right to call at Borrower's place or places of business at intervals to be determined by Bank upon reasonable prior notice to Borrower, and without hindrance or delay, to inspect, audit, check, and make extracts from any copies of the books, records, journals, orders, receipts, invoices, and/or correspondence which relate to Borrower's Accounts and other Collateral and Real Estate, or other transactions between the parties thereto, and the general financial condition of Borrower. Bank may remove any of such records temporarily for the purpose of having copies made thereof, provided Bank returns such records to Borrower in the same order and condition in which it received them from Borrower. Borrower will not change its fiscal year without Bank's prior written consent; Borrower's fiscal year is the 52 or 53 week period ending closest to the last Friday in March of each year. It is further agreed to by the Borrower that upon occurrence of an Event of Default and continuing from any period during which any Event of Default is continuing, the Bank, in its sole discretion, shall have the right (i) to conduct field examinations of Borrower, at Borrower's sole cost and expense, from time to time, (ii) implement the Bank's asset-based review procedures, including the requirement of daily Borrowing Base calculations, and (iii) establish a blocked account for the receipt of Accounts.

(e) Borrower will maintain its corporate existence in good standing and will obtain, or maintain, as the case may be, its qualification to do business in other jurisdictions where such qualification is necessary for Borrower or its business, and will cause each of its subsidiaries to so maintain their respective corporate existences in good standing and to obtain or maintain, as the case may be, their respective qualifications to do business in other jurisdictions where such qualification is necessary for such subsidiary or its business, and will, to the extent applicable to Borrower or its property or its business, and will cause each of its subsidiaries, to the extent applicable to such subsidiary's property or its business, comply with all laws, ordinances and regulations of the United States, each state, each political subdivision thereof, and of each governmental authority.

(f) Borrower will pay all real and personal property taxes, assessments and charges and all franchise, income, unemployment, old age benefits, withholding, sales and other taxes assessed against it, or payable by it at such times and in such manner as will prevent any interest or penalties from accruing and as will prevent any lien or charge from attaching to its property (except for such taxes, assessments and charges being contested by Borrower in good faith, prior written notice of such contest having been given to Bank, where such contest does not involve any lien on any Collateral).

(g) Bank may, in its own name or in the name of others, communicate with any account debtors at any time and from time to time in order to verify with them to Bank's satisfaction the existence, amount and terms of any Accounts.

(h) This Agreement may but need not be supplemented by separate assignments of Accounts and if such assignments are given the rights and security interests given thereby shall be in addition to and not in limitation of the rights and security interests given by this Agreement.

(i) If any of Borrower's Accounts arise out of contracts with the United States of America or any department, agency, or instrumentality thereof, Borrower will immediately notify Bank thereof in writing and will also immediately execute any instruments and take any steps required by Bank in order that all monies due and to become due under such contracts shall be validly assigned to Bank and in order that notice thereof be given to the Government under the Federal Assignment of Claims Act (and any similar or successor provisions of law).

(j) Upon Bank's request, if any of Borrower's Accounts should be evidenced by promissory notes, trade acceptances, or other instruments for the payment of money, Borrower will immediately deliver same to Bank, appropriately endorsed to Bank's order and, regardless of the form of such endorsement, Borrower hereby waives presentment, demand, notice, notice of dishonor, protest and notice of protest and all other demands and notices with respect thereto.

(k) Borrower will promptly pay when due all governmental and other taxes, charges and assessments upon the Collateral or the Real Estate or for its use or operation or upon this Agreement, or upon any note or notes evidencing the Obligations (except for such taxes, assessments and charges being contested by Borrower in good faith, prior written notice of such contest having been given to Bank, where such contest does not involve any lien on any Collateral or Real Estate), and will, at the request of Bank, promptly furnish Bank the receipted bills therefor. At its option, but only upon the occurrence of an Event of Default, Bank may discharge taxes, liens, security interests or other encumbrances at any time levied or placed on the Collateral, and may at any time pay for insurance on the Collateral or the Real Estate and for the maintenance and preservation of the Collateral or the Real Estate; Bank agrees to make reasonable efforts to provide Borrower with notice and an opportunity to take such action on its own prior to Bank's taking such action when the circumstances allow. Borrower agrees to reimburse Bank on demand for any payments made, or any expenses incurred by Bank pursuant to this Section, and until Borrower so reimburses Bank, any such sums paid or advanced by Bank shall be deemed secured by the Collateral and the Real Estate and shall constitute part of the Obligations.

(l) Borrower will immediately notify Bank in writing (a) if Borrower has reason to believe that or receives any notice that, any Hazardous Materials (as hereinafter defined) may exist, may have been (or are threatened to be) released, or have been or may be generated, handled, stored, used, treated, transported, disposed of, released or maintained, on, under, over, from, or within, any site owned, leased or operated, in whole or in part, by Borrower (each called a "Site" herein), except in each case in material compliance with all applicable laws, ordinances, rules and regulations, or (b) if Borrower has reason to know of, or receives any notice of, any loss, cost or expense in excess of $10,000.00 incurred by any person or entity in connection with any Hazardous Materials (i) on, under, over, from or within any Site, or (ii) generated, stored, transported, handled, released or disposed of by or on behalf of Borrower, or (c) if Borrower has reason to know of, or receives any notice of, any investigation, action or the incurring of any loss by any governmental authority in connection with the assessment, containment, removal,

remediation or disposal of any Hazardous Materials for which expense or loss Borrower may be liable or as a result of which Borrower's property may be subject to a lien. As used herein, the term "Hazardous Materials" shall mean and include any hazardous, toxic, dangerous, radioactive, noxious or unhealthful materials, substances, objects, gases, and/or wastes, including, without limitation, all of the following: (a) asbestos in any form; (b) urea formaldehyde foam insulation; (c) polychlorinated biphenyls ("PCBs") or transformers or other equipment which contain dielectric fluid containing any level of PCBs; (d) oil, gasoline and other petroleum products, and underground or above ground storage tanks for Hazardous Materials; (e) any other chemical, material, gas, object, waste or substance which is prohibited, limited, or regulated or subject to regulation by any federal, state, county, regional, local, or other governmental authority; and (f) all chemicals, materials, substances, objects, gases, and/or wastes which are now or may hereafter be regulated by any of the following, including any of the foregoing that are characterized within any of the terms "hazardous waste", "hazardous or toxic substance", "hazardous material", or "oil" as each of those terms is defined in any of the following, as the same have been or may be amended (the "Acts"): the Uncontrolled Hazardous Substance Sites Act, 38 M.R.S.A. § 1361 et seq. (1989); the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. § 9601 et seq. (1983)("CERCLA"); the Superfund Amendments and Reauthorization Act of 1986 ("SARA"); the Federal Water Pollution Control Act (the "Clean Water Act"), 33 U.S.C. § 1251 et seq. and 33 U.S.C. § 1342 et seq.; the Resource Conservation and Recovery Act, as amended by the Hazardous and Solid Waste Amendments of 1984 ("RCRA"), 42 U.S.C. § 6901 et seq.; the Safe Drinking Water Act, 14 U.S.C. §§ 1401-1450; the Toxic Substances Control Act, 15 U.S.C. §§ 2601-2629; the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the State of Maine statutory provisions relating to Underground Storage Facilities and Ground Water Protection, 38 M.R.S.A. § 561 et seq.; and also including within the Acts any regulation promulgated under any of the foregoing, or any other local, state or federal regulation, law or ordinance relating in any way to any Hazardous Materials, or any successor provision to any of the foregoing. Borrower hereby agrees to defend, indemnify and hold harmless Bank from and against any and all liabilities, executions, awards, judgments, claims, damages, demands, penalties, actions, debts, suits, expenditures, indemnities, losses, charges or other amounts that are or may become due from Bank in connection with, or arising directly or indirectly out of any Hazardous Materials on, under, over, within or released or originating from, any Site or otherwise relating to Borrower, meaning and intending hereby to assume the obligation to pay, and to indemnify and hold harmless Bank for, without limitation, (1) all costs reasonably incurred or expended by Bank in connection with the removal, neutralization or other remediation of all Hazardous Materials from any Site, including, without limitation, all costs of investigation, monitoring, remedial response, removal, restoration, feasibility studies, remedial work, cleanup, engineering reports, and permit acquisitions incurred in connection therewith; (2) all costs reasonably incurred and sums expended by Bank in determining the compliance of such removal with all applicable regulations and standards; (3) all liability of, or expense to, Bank reasonably incurred as a result of the improper removal, storage, handling, transport or disposal of Hazardous Materials from any Site, by whomever performed, or arising out of exposure to Hazardous Materials of any individual while in or on any Site, or otherwise in connection with the existence or removal of, or failure to remove, any and all Hazardous Materials, on or from any Site; together with (4) all of Bank's reasonable costs of defending against any proceedings brought by or on behalf of any individual or entity allegedly injured as a result of the presence of

Hazardous Materials on any Site, or emanating from a site in any manner, whether such claim is decided adversely to or in favor of Bank; and (5) any reasonable attorneys' fees incurred in connection with any of the foregoing matters; and Borrower does hereby further unconditionally assume and agree to indemnify and make Bank whole if Bank should incur any liability whatsoever under any of the Acts because of this Agreement or any acts or omissions connected herewith or otherwise because of Bank's relationship to Borrower, except to the extent resulting from Bank's gross negligence or willful misconduct. The indemnity set forth herein shall survive the repayment of all Obligations and the termination of Bank's agreement to make loans available to Borrower and the termination of this Agreement.

(m) Except for any negligence or willful misconduct of Bank or for any losses, costs, damages, liabilities or expenses resulting from Bank's breach or violation of this Agreement or any unlawful conduct by Bank, Borrower will indemnify and save Bank harmless from all losses, costs, damages, liabilities or expenses (including, without limitation, court costs and reasonable attorneys' fees) that Bank may sustain or incur by reason of defending or protecting its security interest or the priority thereof or enforcing the Obligations, or in the prosecution or defense of any action or proceeding concerning any matter growing out of or in connection with this Agreement and/or any other documents now or hereafter executed in connection with this Agreement and/or the Obligations and/or the Collateral and/or the Real Estate. This indemnity shall survive the repayment of the Obligations and the termination of Bank's agreement to make loans available to Borrower and the termination of this Agreement.

(n) Upon request of Bank, Borrower will furnish to Bank, from time to time, within five (5) days after the accrual in accordance with applicable law of Borrower's obligation to make deposits for F.I.C.A. and withholding taxes, and/or sales taxes, proof satisfactory to Bank that such deposits have been made as required. Should Borrower fail to make any of such deposits or furnish such proof then Bank may, in its sole and absolute discretion, which discretion shall be exercised consistent with Bank's position as a prudent secured lender, (i) make any of such deposits or any part thereof, (ii) pay such taxes, or any part thereof, or (iii) set up such reserves as Bank, in its judgment, may deem necessary to satisfy the liability for such taxes. Each amount so deposited, paid or reserved shall constitute an advance under the terms hereof, and shall be repayable on demand with interest, and secured by all Collateral, Real Estate and any other property at any time pledged by Borrower with Bank. Nothing herein shall be deemed to obligate Bank to make any such deposit or payment or to set up such reserve, and the making of any one or more of such deposits or payments or the setting-up of any such reserve shall not constitute (i) an agreement on Bank's part to take any further or similar action on that or any other occasion, or (ii) a waiver of any default by Borrower under the terms hereof.

(o) All advances by Bank to Borrower under the Revolving Line of Credit constitute one general revolving fluctuating loan, and all indebtedness of Borrower to Bank under this and under any other agreement (including, without limitation, the other Loans, the Letter of Credit and the Master Swap Agreement) constitute one general obligation. Each advance to Borrower hereunder or otherwise shall be made upon the security of all of the Collateral, including any held and to be held by Bank. It is distinctly understood and agreed that all of the rights of Bank contained in this Agreement shall likewise apply, insofar as applicable, to any modification of or supplement to this Agreement and to any other agreements between Bank and Borrower. Any

Event of Default under this Agreement by Borrower shall constitute, likewise, a default by Borrower under any and all other agreements of Borrower with Bank then existing, and any default by Borrower under any other agreement with Bank shall constitute an Event of Default by Borrower under this Agreement. All Obligations of Borrower to Bank shall become due and payable when payments become due and payable hereunder upon termination of this Agreement.

(p) Borrower hereby grants to Bank for the purpose of exercising its rights in the Collateral, for a term to commence on the date of this Agreement and continuing thereafter until all debts and Obligations of any kind or character owing from Borrower to Bank are fully paid and discharged and Bank has no further agreement to make loans available to Borrower, the right to use all premises or places of business which Borrower presently has, uses or occupies or may hereafter have, use or occupy to the extent permitted by the owner of any leased premises and where any of the Collateral may be located, at a total rental for the entire period of One Dollar ($1.00). Bank agrees not to exercise the rights granted in this paragraph unless and until an Event of Default has occurred and Bank determines to exercise its rights against the Collateral or the Real Estate.

(q) Borrower will, at its expense (except for corrections caused by Bank's error), upon the request of Bank promptly and duly execute and deliver such documents and assurances and take such actions as may be necessary or desirable in Bank's sole discretion in order to correct any defect, error or omission which may at any time be discovered in this Agreement or the documents related hereto, or to carry out more effectively the intent and purpose of this Agreement or to establish, perfect and protect Bank's security interest, rights and remedies created or intended to be created hereunder. Without limiting the generality of the above, Borrower will execute financing and continuation statements pursuant to the Uniform Commercial Code or other notices appropriate under applicable Federal or state law in form satisfactory to Bank and will file and pay for filing of the same in all offices and jurisdictions requested by Bank.

(r) Without limiting the generality of the foregoing paragraph 15(q), Borrower shall, at its sole cost and expense, take and perform any and all further steps requested by Bank to perfect Bank's security interest in Inventory. A physical listing of all Inventory, wherever located, shall be taken by Borrower and certified to Bank at least annually and whenever requested by Bank if one or more Events of Default exist.

(s) Borrower hereby grants to Bank, for a term to commence on the date of this Agreement and continuing thereafter until all Obligations of any kind or character owed to Bank are fully paid and discharged, a non-exclusive, irrevocable, royalty-free license in connection with Bank's exercise of its rights hereunder, to use, apply or affix any trademark, servicemark, trade name, logo or the like and to use any patents and licenses, in which Borrower now or hereafter has rights, which license may be used by Bank upon and after the occurrence of any one or more Events of Default, provided, however, that such use by Bank shall be suspended if such Events of Default are cured. This license shall be in addition to, and not in lieu of, the inclusion of all of Borrower's trademarks, servicemarks, trade names, logos, goodwill, patents, franchises and licenses in the Collateral; in addition to the right to use said Collateral as provided in this paragraph, Bank shall have full right to exercise any and all of its other rights regarding

Collateral with respect to such trademarks, servicemarks, trade names, logos, goodwill, patents, franchises and licenses to the extent permitted by the applicable underlying agreements.

(t) Borrower shall establish and maintain its primary depositary accounts with Bank, including without limitation, the deposit of funds constituting Capital Deposits, at all times during the term hereof. The extension of credit evidenced by this Agreement is made in express reliance on Borrower's agreement to establish and maintain such accounts, and on Borrower's maintaining its primary commercial banking relationship with Bank, and, without limiting any other rights Bank may have, Bank shall have the right to terminate this Agreement if Borrower shall fail to maintain such accounts and such primary commercial banking relationship.

(u) Borrower shall on or before the last Business Day of each quarter-annual period, commencing June 30, 1998, deposit into a separate account established by the Bank (the "Escrow Account") an amount equal to one-quarter (1/4) of the so-called sinking fund payment required to be made at the end of each such year in respect of the IRB Loan pursuant to Section 402 of that certain Mortgage, Indenture of Trust and Agreement dated as of December 1, 1984 pertaining to the IRB Loan. All amounts deposited into the Escrow Account shall earn interest, which may be applied by the Bank from time to time against the accumulated principal of the Loans, or , upon the occurrence of an Event of Default, the accrued unpaid interest on the Loans. The Bank shall pay over the balance in the Escrow Account to the Trustee of the IRB Loan on or before December 31 in each year, towards payment of the sinking fund payments due at such year end.

16. BORROWER'S NEGATIVE COVENANTS. Borrower will not:

(a) Tangible Capital Base. permit its tangible capital base to be less than $8,200,000.00, measured continuously and reported quarterly beginning on March 31, 1998 on both a consolidated and unconsolidated basis; "tangible capital base" shall mean Borrower's shareholder's equity which equity shall include Capital Deposits and preferred stock subscribed to a maximum of $300,000.00, determined in accordance with generally accepted accounting principles, consistently applied, plus subordinated debt; "subordinated debt" means Borrower's existing indebtedness listed in Schedule D hereof;

(b) Cash Flow Coverage Ratio. permit its cash flow (as defined in this subparagraph (b)) for any fiscal year to be less than 1.1 times the amount of its debt service (as defined in this subparagraph (b)) for any such fiscal year, as shown on its financial statements measuring the prior 12 months on a rolling four (4) quarter basis beginning with the receipt of 1998 financial statements, calculated using the following formulas:

cash flow: Earnings before interest, taxes, depreciation and amortization, adjusted by the net change in Capital Deposits MINUS provision for income taxes MINUS cash dividends and distributions;

debt service: the sum of all interest expense, including interest paid on Capital Deposits, and current maturities of capitalized leases and long term indebtedness;

(c) Capital Expenditures. except for expenditures made for the warehouse expansion or construction under the Equipment Line of Credit, the Borrower will not make Capital Expenditures in the aggregate during any fiscal year in excess of $750,000.00, net of dispositions. "Capital Expenditures" means any payment made directly or indirectly for the purpose of acquiring, or constructing or improving fixed assets, real property or equipment which in accordance with generally accepted accounting principles ("GAAP") will be added as a debit to the fixed asset account of the Borrower, including, without limitation, amounts paid or payable under any conditional sale or other title retention agreement or under any lease or other periodic payment arrangement which is of such a nature that payment obligations of the lessee or obligor hereunder would be required by GAAP to be capitalized and shown as liabilities in the balance sheet of such lessee or obligor;

(d) S Corporation. in the event and so long as Borrower is an S corporation, make distributions to its shareholders during any fiscal year of Borrower in an aggregate amount greater than the amount necessary to pay federal and state income taxes upon Borrower's undistributed income for such year;

(e) Disposition of Collateral. sell, assign, exchange or otherwise dispose of any of the Collateral (other than Inventory consisting of (i) scrap, waste, defective goods and the like; (ii) obsolete goods; and (iii) finished goods sold in the ordinary course of business) or any interest therein outside of the ordinary course of business to any individual, partnership, trust, corporation or other entity including, without limitation, any Affiliate or Subsidiary; provided, however, Borrower may dispose of such Collateral outside of the ordinary course of its business upon prior approval of Bank, if such disposal is for fair market value as determined in a manner acceptable to Bank and such disposal does not have a material adverse effect on the overall Collateral position of the Borrower;

(f) Liens; Indebtedness. create, permit to be created or suffer to exist any lien, encumbrance or security interest of any kind upon any of the Collateral, Real Estate or any other property of Borrower, now owned or hereafter acquired (except for the Permitted Liens and purchase money security interest expressly consented to in writing by the Bank) and create or permit to be created any additional indebtedness (except for Capital Deposits and purchase money indebtedness not in excess of $100,000.00 in the aggregate during the term hereof); provided, however, the foregoing covenant is not intended to restrict equipment or vehicle operating leases, or incidental low-cost financing from public agencies in conjunction with real estate financing; "indebtedness" shall mean (i) all liabilities for borrowed money, for the deferred purchase price of property or services, and under leases which are or should be, under generally accepted accounting principles, recorded as capital leases, in respect of which a person or entity is directly or indirectly, absolutely or contingently liable as obligor, guarantor, endorser, or otherwise, or in respect of which such person or entity otherwise assures a creditor against loss, (ii) all liabilities of the type described in (i) above which are secured by (or for which the holder has an existing right, contingent or otherwise, to be secured by) any lien upon property owned by such person or entity, whether or not such person or entity has assumed or become liable for the payment thereof, and (iii) all other liabilities or obligations which would, in accordance with generally accepted accounting principles, be classified as liabilities of such person or entity;

(g) Loans. make any loans or advances to any individual, partnership, trust, corporation or other entity, including, without limitation, Borrower's directors, officers and employees except for loans to its members as contemplated by Sections 5 and 7 hereof, which loans to its members shall not exceed in the aggregate $2,000,000, no matter the source of such funds;

(h) Guarantees. assume, guarantee, endorse or otherwise become directly or contingently liable in respect of (including, without limitation, by way of agreement, contingent or otherwise, to purchase, provide funds to or otherwise invest in a debtor or otherwise to assure a creditor against loss), any liabilities (except (x) guarantees by endorsement of instruments for deposit or collection in the ordinary course of business and guarantees in favor of Bank, (y) guarantees to obtain financing for its members' stores provided that the sum of such guarantees does not exceed $1,000,000.00, and (z) guarantees issued to lessors in the ordinary course of Borrower's business) of any individual, partnership, trust or other corporation;

(i) Investments. (A) use any loan proceeds to purchase or carry any "margin stock" (as defined in Regulation U of the Board of Governors of the Federal Reserve System), or (B) invest in or purchase any stock or securities of any individual, partnership, trust or other corporation except: (x) readily marketable direct obligations of, or obligations guaranteed by, the United Sates of America or any agency thereof, or (y) time deposits with or certificates of deposit issued by Bank, or (z) investments in stocks or securities of Shurfine Eastern Corporation, Associated Wholelsalers, Inc. and Western Family Holding Company as necessary to carry on the routine business of Borrower or which are otherwise consistent with the prior investments of Borrower previously disclosed to the Bank in writing;

(j) Salaries. pay any salaries, bonuses or other compensation, direct or indirect, to any officer or stockholder of Borrower, except for annual or deferred compensation to officers, management and directors in reasonable amounts for services actually rendered consistent with past practices;

(k) Transactions with Affiliates. enter into any lease or other transaction with any shareholder, officer or affiliate on terms any less favorable than those which might be obtained at the time from persons who (or entities which) are not such a shareholder, officer or affiliate;

(l) Subsidiaries. create any new subsidiaries or sell, transfer or otherwise dispose of any stock of any subsidiary of Borrower or permit any subsidiary to sell, assign, exchange or otherwise dispose of any of its assets except in the ordinary course of business and consistent with Section 16(e) hereof; or

(m) Mergers, Consolidations or Sales. (A) merge or consolidate with or into any corporation; (B) enter into any joint venture or partnership with any person, firm or corporation unless (w) prior detailed written notice is provided to the Bank thirty (30) days in advance, (x) Borrower's capital contribution does not exceed $50,000 per occurrence, and $100,000 in the aggregate during the term of this Agreement, (y) all obligations of the joint venture or partnership entity shall be consolidated into the financial covenant requirements of Borrower under this Agreement, and (z) Borrower shall provide Bank with timely and continuous disclosure to Bank

concerning the financial condition of such joint venture or partnership; (C) convey, lease or sell all or any material portion of its property or assets or business to any other person, firm or corporation, except for the sale of Inventory in the ordinary course of its business; or (D) convey, lease or sell any of its assets to any person, firm or corporation for less than the fair market value thereof.

For purposes of this Section 16, "distributions" shall mean all payments and distributions to shareholders in cash or in property other than reasonable salaries, bonuses and expense reimbursements; and "liabilities" shall mean (i) all liabilities for borrowed money, for the deferred purchase price of property or services, and under leases which are or should be, under generally accepted accounting principles, recorded as capital leases, in respect of which a person or entity is directly or indirectly, absolutely or contingently liable as obligor, guarantor, endorser, or otherwise, or in respect of which such person or entity otherwise assures a creditor against loss, (ii) all liabilities of the type described in (i) above which are secured by (or for which the holder has an existing right, contingent or otherwise, to be secured by) any lien upon property owned by such person or entity, whether or not such person or entity has assumed or become liable for the payment thereof, and (iii) all other liabilities or obligations which would, in accordance with generally accepted accounting principles, be classified as liabilities of such person or entity. Unless expressly stated otherwise, all financial covenants and determinations of same shall be made in accordance with GAAP.

17. DEFAULT. Upon the occurrence of any one or more of the following Events of Default:

(a) The execution of an assignment for the benefit of the creditors of Borrower, or the occurrence of any other voluntary or involuntary liquidation; the failure by Borrower to generally pay the debts of Borrower as they mature; adjudication of bankruptcy or insolvency relative to Borrower; the entry of an order for relief or similar order with respect to Borrower in any proceeding pursuant to Title 11 of the United States Code entitled "Bankruptcy" (commonly referred to as the Bankruptcy Code) or any other federal bankruptcy law; the filing of any complaint, application, or petition by or against Borrower initiating any matter in which Borrower is or may be granted any relief from the debts of Borrower pursuant to any other insolvency statute or procedure, but if such filing is against Borrower by one or more third parties, only if Borrower shall fail to contest such filing actively or shall fail to cause it to be removed within sixty (60) days; the offering by or entering into by Borrower of any composition, extension or any other arrangement seeking relief or extension for the debts of Borrower, or the initiation of any other judicial or non-judicial proceeding or agreement by, against or including Borrower which seeks or intends to accomplish a reorganization or arrangement with creditors; or

(b) Subject to an aggregate amount of $50,000.00 during the term of this Agreement, the occurrence of any event which would cause or permit a lien creditor or creditors, as that term is defined in Section 9-301 of the applicable version of the Uniform Commercial Code, to take priority in over any advances made by Bank; or

(c) The death, termination of existence, dissolution, or liquidation of Borrower; or

(d) The ceasing or failure of this Agreement, at any time after its execution and delivery and for any reason, (i) to create a valid and perfected first priority security interest in and to the Collateral or the Real Estate; or (ii) to be in full force and effect; or any determination or declaration that this Agreement is null and void; or the commencement or prosecution of any contest challenging the validity or enforceability hereof by Borrower or any guarantor; or any denial by Borrower that it has any further liability or obligation hereunder; or

(e) The service of any process upon Bank seeking to attach by trustee process any funds of Borrower on deposit with Bank, if the aggregate of such attachments equals or exceeds $25,000.00 at any given time and such attachments are not released or bonded over by Borrower within thirty (30) days of such occurrence;

then the principal of and all interest on the Loans then outstanding, and all other amounts due hereunder, shall become forthwith due and payable without presentment, demand, protest or notice of any kind, all of which Borrower hereby expressly waives.

Upon the occurrence of any one or more of the following Events of Default (together with the Events of Default listed above, the "Events of Default" and individually an "Event of Default"):

(f) The failure by Borrower promptly, punctually and faithfully to perform or to observe any material term, covenant or agreement on its part to be performed or observed beyond any applicable grace periods pursuant to the following provisions of this Agreement, or the material inaccuracy of the representations and warranties included in the following provisions, as of the time given: Sections 3, 4(b), 15(a), 15(e), 15(f), 15(j), 15(k), 15(l), 16; or

(g) Any material representation or warranty heretofore, now or hereafter made by Borrower to Bank, in any document, instrument or agreement was not materially true or accurate when given; or

(h) The failure by Borrower to pay any amount as and when due under this Agreement; or

(i) The failure by Borrower to pay within ten (10) days of when due any other of the Obligations, or any portion thereof, including, without limitation, any failure to pay when due any installment of interest, principal, principal and interest, or any other charge or amount; or

(j) The failure by Borrower promptly, punctually and faithfully to perform or to observe any term covenant or agreement on its part to be performed or observed pursuant to any provisions of this Agreement in any material respect (other than as expressly set forth in this Section 17), and the continuance thereof for thirty (30) days after the occurrence of such default; or

(k) Any indebtedness of Borrower in excess of $25,000.00 from any lender other than Bank is accelerated; or

(l) Any filing against or relating to Borrower of (i) a federal tax lien in favor of the United States of America or any political subdivision of the United States of America, or (ii) a state tax lien in favor of any state of the United States of America or any political subdivision of any such state, other than a lien for taxes not yet due and payable; or

(m) The occurrence of any event of default under any agreement between Bank and Borrower or under any instrument or document given to Bank by Borrower, whether such agreement, instrument, or document now exists or hereafter arises (regardless of whether Bank has exercised any of its rights upon default under any such other agreement, instrument or document); or

(n) The entry of a court order assuming custody of, or appointing a receiver or other custodian for, all or a substantial part of Borrower's property or all or a material part of the Collateral or the Real Estate, and such order remains unstayed for more than sixty (60) days, or Borrower's consent to a court's assumption of, custody of, or appointment of a receiver or other custodian for, all or a substantial part of its property or all or a material part of the Collateral or the Real Estate; or

(o) If there shall remain in force, undischarged, unsatisfied, unstayed and unbonded, for more than sixty (60) days, any final judgment against the Borrower from which no further appeal may be taken and which, with other outstanding final judgments, undischarged, unsatisfied, unstayed and unbonded, against the Borrower exceed $50,000.00 in the aggregate amount; or

(p) The occurrence of any event or circumstance with respect to Borrower such that Bank shall believe in good faith that the prospect of payment of all or a substantial part of the Obligations or the performance by Borrower under this Agreement or under any other agreement between Bank and Borrower is materially impaired, and Borrower shall fail, within twenty (20) days after notice of such belief has been given, to provide adequate assurances to Bank that such prospects have not been materially impaired; or

(q) The entry of any court order which enjoins, restrains or in any way prevents Borrower from conducting all or any substantial part of its business affairs in the ordinary course of business and such order is not discharged within sixty (60) days; or

(r) The occurrence of any materially underinsured loss, theft, damage or destruction to any material asset(s) of Borrower; or

(s) Any act by, against, or relating to Borrower or its assets pursuant to which any creditor of Borrower seeks to reclaim or repossess, or reclaims or repossesses, all or a material portion of Borrower's assets and such action is not stayed, vacated or bonded over within thirty (30) days of such action; or

(t) The existence or occurrence of any of the following events with respect to Borrower or any ERISA affiliate: (i) any "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Internal Revenue Code) involving any Plan; (ii) any "reportable

event" (as defined in Section 4043 of ERISA and the regulations issued under such Section) with respect to any Plan; (iii) the filing under Section 4041 of ERISA of a notice of intent to terminate any Plan or the termination of any Plan; (iv) any event or circumstance which might constitute grounds entitling the Pension Benefit Guaranty Corporation ("PBGC") to institute proceedings under Section 4042 of ERISA for the termination of, or for the appointment of a trustee to administer, any Plan, or the institution by the PBGC of any such proceedings; or (v) any partial withdrawal under Section 4201 or 4204 of ERISA from a Multiemployer Plan; or any reorganization, insolvency, or termination of any Multiemployer Plan; and in each case above, such event or condition, together with all other events or conditions, if any, could in the opinion of Bank subject Borrower to any tax, penalty, or other liability to a Plan, a Multiemployer Plan, the PBGC, or otherwise, which would have a material adverse effect on the financial condition of Borrower; or

(u) The occurrence of any of the foregoing Events of Default with respect to any guarantor, endorser, or surety to Bank with respect to any of the Obligations, as if such guarantor, endorser or surety were the "Borrower" described therein;

then or at any time thereafter while such Event of Default described in Sections 17(f) through 17(u) is continuing, Bank may declare all indebtedness of Borrower hereunder due and payable, whereupon it shall become forthwith due and payable, without further presentment, demand, protest or notice of any kind, all of which Borrower hereby expressly waives.

The occurrence of any such Event of Default shall also constitute, without notice or demand, a default under all other agreements between Bank and Borrower and under all instruments and documents given to Bank by Borrower, but only to the extent included within Obligations, whether such agreements, instruments, or documents now exist or hereafter arise.

18. AVAILABLE REMEDIES. Upon the occurrence of any Event of Default, Bank may declare any and all obligations Bank may have hereunder to be canceled, may declare any or all Obligations of Borrower to be due and payable, and may proceed to enforce payment of the Obligations and to exercise any and all of the rights and remedies afforded to Bank by the Uniform Commercial Code, under the terms of this Agreement, or otherwise. In addition, upon the occurrence of any Event of Default, if Bank proceeds to enforce payment of the Obligations, Borrower shall be obligated to deliver to Bank cash collateral in an amount equal to the aggregate amounts then undrawn on all outstanding letters of credit or acceptances issued or guaranteed by Bank for the account of Borrower, and Bank may proceed to enforce payment of the same and to exercise all rights and remedies afforded to Bank under the Uniform Commercial Code, under the terms of this Agreement, or otherwise.

Upon the occurrence of any Event of Default, Bank may in addition, at its option, without notice thereof and without demand, through an agent or otherwise, take any one or more of the following actions, all of which are hereby authorized by Borrower, and all of which rights and remedies shall be cumulative, and may be exercised either separately or together from time to time with respect to all or any portion of the Collateral:

(a) Bank shall be entitled to have a receiver appointed to enter and take possession of the Collateral, operate Borrower's business of which the Collateral forms a part, and collect the profits therefrom and apply the same as the court may direct; and

(b) Bank or its agents or contractors may enter, with or without process of law, any premises owned or leased by Borrower where the Collateral might be, and without charge or liability, take possession of the Collateral and use or store it in said premises or elsewhere, and, at the option of Bank, remain on said premises and operate Borrower's business of which the Collateral forms a part as absolute owner thereof, and collect the profits therefrom and shall have the right, to the fullest extent permitted by law, but shall not be obliged, to apply the same, after payment of all costs and expenses incurred in connection with the collection thereof, to the indebtedness secured hereby, in such order as Bank in its discretion may determine; and

(c) Upon request of Bank, Borrower shall assemble the Collateral and make it available to Bank at a place or places reasonably convenient to both parties to be designated by Bank, and Bank may sell or otherwise dispose of the Collateral (in its then condition or after further manufacturing, processing or preparation thereof, utilizing in connection therewith any of Borrower's assets, without charge or liability to Bank therefor) at public or private sale (which sale Bank may postpone from time to time), all as Bank deems advisable, for cash or credit; provided, however, that Borrower's liability to Bank shall be reduced by the net proceeds of such sale only as and when such proceeds are finally collected by Bank, and Borrower shall pay any deficiency on demand. Bank may become the purchaser at any such sale and Bank may, in lieu of actual payment of the purchase price, offset the amount thereof against the indebtedness secured hereby. Unless the Collateral is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market, Bank shall give to Borrower prior written notice, by registered mail, postage prepaid, of the time and place of any public sale of any of the Collateral or of the time after which any private sale or any other intended disposition may be made, which notice is to be sent at least five (5) days before the time of the sale or other disposition of Collateral, which provisions for notice Borrower and Bank agree are reasonable; and

(d) To the extent permitted by the applicable underlying agreements between Borrower and third parties, Bank may use or transfer, without charge or liability to Bank therefor, any of Borrower's labels, trade names, trademarks, servicemarks, patents, licenses, certificates of authority, shipping and packaging materials or advertising materials in preparing, shipping or advertising for sale and selling or other disposition of the Collateral, and any such transferee shall have all of Borrower's right, title and interest therein, to the maximum extent allowed by law, free and clear of any lien or encumbrance; and

(e) Bank may, at any time in its discretion, endorse and transfer into its own name or that of its nominee any documents, securities or other property securing the indebtedness of Borrower secured hereby and receive the income thereon and hold the same as security for such indebtedness or apply it to such indebtedness; and

(f) Insofar as Collateral may consist of Accounts, general intangibles, insurance policies, instruments, chattel paper, chooses in action or the like, Bank may demand, collect,

receipt for, settle, renew, extend, exchange, compromise, adjust, sue for, foreclose or realize upon Collateral in whole or in part, as Bank may determine, and for the purpose of realizing Bank's rights therein and without limiting the rights and powers granted to Bank elsewhere in this Agreement, Bank may receive, open and dispose of mail addressed to Borrower and endorse notes, checks, drafts, money orders, documents of title or other evidences of payment, shipment or storage or any form of Collateral on behalf of and in the name of Borrower, and apply the proceeds thereof to the indebtedness secured hereby.

19. PROCESSING AND SALES OF INVENTORY. So long as Borrower is not in default hereunder, Borrower shall have the right, in the regular course of business, to process and sell Borrower's Inventory. A sale in the ordinary course of business shall not include a transfer in total or partial satisfaction of a debt.

20. JURY TRIAL WAIVER. IT IS MUTUALLY AGREED BY BANK AND BORROWER THAT THE RESPECTIVE PARTIES HERETO SHALL AND HEREBY DO WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, COUNTERCLAIM, OBJECTION TO CLAIM IN A BANKRUPTCY CASE, OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY OF THE PARTIES HERETO AGAINST ANY OF THE OTHERS ON ANY MATTER WHATSOEVER ARISING OUT OF, RELATED TO, OR IN ANY WAY CONNECTED WITH THIS AGREEMENT AND/OR THE TRANSACTIONS OR DOCUMENTS CONTEMPLATED HEREBY. WITHOUT IN ANY WAY LIMITING THE SCOPE OR EFFECT OF THE FOREGOING WAIVER OF THE JURY TRIAL RIGHT, THE PARTIES HERETO SPECIFICALLY AGREE THAT SUCH WAIVER SHALL BE EFFECTIVE IN ANY ACTION ARISING OUT OF OR RELATED TO: (A) ANY ALLEGED ORAL PROMISE OR COMMITMENT BY BANK, (B) ANY ALLEGED MODIFICATION OR AMENDMENT OF THIS AGREEMENT AND/OR THE TRANSACTIONS OR DOCUMENTS CONTEMPLATED HEREBY, WHETHER IN WRITING, ORAL, OR BY ALLEGED CONDUCT; (C) ANY ENFORCEMENT OF THIS AGREEMENT AND/OR THE TRANSACTIONS OR DOCUMENTS CONTEMPLATED HEREBY; AND (D) ANY REPOSSESSION, TAKING OF POSSESSION, OR DISPOSITION OF COLLATERAL SECURING THE INDEBTEDNESS EVIDENCED BY THIS AGREEMENT AND/OR THE TRANSACTIONS OR DOCUMENTS CONTEMPLATED HEREBY. WITHOUT IN ANY WAY LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY ARE WAIVED BY OPERATION OF THIS PARAGRAPH AS TO ANY ACTION, COUNTERCLAIM, OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT AND/OR THE TRANSACTIONS OR DOCUMENTS CONTEMPLATED HEREBY OR ANY PROVISION THEREOF.

21. CONSENT TO JURISDICTION. Borrower and Bank agree that any judicial action or proceeding to enforce or arising out of this Agreement may, subject to the provisions of Section 18 hereof, be commenced in any court of the State of Maine or in the District Court of the United States for the District of Maine.

22. TERMINATION AND EXPIRATION NOT TO AFFECT BANK'S RIGHTS. Unless and until all loans made by Bank to Borrower hereunder and all other Obligations and

commitments of Bank under which an Obligation could arise, outstanding as of the time of the termination or expiration of this Agreement, have been paid in full (and, in the case of such commitments, have been terminated), such termination or expiration shall in no way affect the security interest or other rights and powers herein granted to Bank, and until such payment in full (and termination) the security interest of Bank in all Inventory, Accounts and other Collateral of Borrower, whether existing as of the time of such termination or expiration or thereafter arising, and all rights and powers herein granted to Bank in respect thereof and otherwise, and all liabilities, obligations and agreements of Borrower hereunder, shall remain in full force and effect. Until all of the Obligations of Borrower to Bank have been fully paid and satisfied and all commitments of Bank under which an Obligation could arise have expired, Borrower shall fully comply with the terms and conditions of this Agreement as herein provided. Prior to such payment in full of all of the Obligations of Borrower to Bank and the simultaneous termination of all of such commitments by Bank, Borrower's obligations under this Agreement shall constitute a continuing agreement in every respect.

23. MISCELLANEOUS. (a) No delay or omission on the part of Bank in exercising any rights shall operate as a waiver of such right or any other right. Waiver on any one occasion shall not be construed as a bar to or waiver of any right or remedy on any future or other occasion. All of Bank's rights and remedies, whether evidenced hereby or by any other agreement, instrument or paper, shall be cumulative and may be exercised singularly or concurrently.

(b) Bank is authorized to make loans under the terms of this Agreement upon the request, either written or oral, in the name of Borrower or any authorized person whose name appears at the end of this Agreement or of any persons from time to time holding the offices of Chief Executive Officer, President or Treasurer of Borrower or of such other officers and authorized signatories as may from time to time be set forth in any banking and borrowing resolutions, or of any other agents or officers with apparent authority to act for Borrower in requesting loans hereunder.

(c) If at any time or times by assignment or otherwise, Bank assigns this Agreement, such assignment shall carry with it Bank's powers and rights under this Agreement, and the transferee shall become vested with said powers and rights whether or not they are specifically referred to in the transfer. Bank shall notify Borrower of any assignment, partial assignment or transfer by Bank of this Agreement or of the Obligations of Borrower.

(d) Borrower agrees that any and all Loans made by Bank to Borrower or for its account under this Agreement shall be conclusively deemed to have been authorized by Borrower and to have been made pursuant to duly authorized requests therefor on its behalf.

(e) Unless otherwise defined in this Agreement, capitalized words shall have the meanings set forth in the Uniform Commercial Code as in effect in the State of Maine as of the date of this Agreement.

(f) Any paragraph and section headings used in this Agreement are for convenience only, and shall not affect the meaning or construction of this Agreement. If one or more

provisions of this Agreement (or the application thereof) shall be invalid, illegal or unenforceable in any respect in any jurisdiction, such invalidity, illegality or unenforceability shall not affect in any way the validity, legality or enforceability of such provision (or its application) in any other jurisdiction or of any other provision of this Agreement (or its application) in any jurisdiction. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes any prior written or verbal communications or instruments relating thereto.

(g) All notices and other communications hereunder shall be made by hand delivery, telecopier, overnight courier, or certified or registered mail, return receipt requested, and shall be deemed to be received by the party to whom sent upon delivery, if delivered by hand or sent by telecopier; one business day after sending, if sent by overnight courier; and three (3) business days after mailing, if sent by certified or registered mail. All such notices shall be deemed given upon such deemed receipt. All such notices and other communications to a party hereto shall be addressed to such party at the address set forth at the end of this Agreement (or to such other address as such party may designate for itself in a notice to the other party given in accordance with this section) and shall be sent postage and other charges prepaid.

(h) Bank may at any time pledge all or any portion of its rights under the Loan Documents including any portion of the promissory note to any of the twelve (12) Federal Reserve Banks organized under Section 4 of the Federal Reserve Act, 12 U.S.C. Section 341. No such pledge or enforcement thereof shall release Bank from its obligations under any of the Loan Documents.

(i) Bank shall have the unrestricted right at any time or from time to time, and without Borrower's or any guarantor's consent, to assign all or any portion of its rights and obligations hereunder to one or more FDIC insured banks or other financial institutions (each, an "Assignee") (provided that such Assignee has the ability to perform Bank's obligations hereunder and expressly assumes such obligations), and Borrower and each guarantor agrees that it shall execute, or cause to be executed, such documents, including, without limitation, amendments to this Agreement and to any other documents, instruments and agreements executed in connection herewith as Bank shall deem necessary to effect the foregoing. In addition, at the request of Bank and any such Assignee, Borrower shall issue one or more new promissory notes, as applicable, to any such Assignee and, if Bank has retained any of its rights and obligations hereunder following such assignment, to Bank, which new promissory notes shall be issued in replacement of, but not in discharge of, the liability evidenced by the promissory note held by Bank prior to such assignment and shall reflect the amount of the respective commitments and Loans held by such Assignee and Bank after giving effect to such assignment. Upon the execution and delivery of appropriate assignment documentation, amendments and any other documentation required by Bank in connection with such assignment, and the payment by Assignee of the purchase price agreed to by Bank, and such Assignee, such Assignee shall be a party to this Agreement and shall have all of the rights and obligations of Bank hereunder (and under any and all other guaranties, documents, instruments and agreements executed in connection herewith) to the extent that such rights and obligations have been assigned by Bank pursuant to the assignment Documentation between Bank and such Assignee, and Bank shall be released from its obligations hereunder and thereunder to a corresponding extent. The Borrower shall not be responsible for the Bank's or the Assignee's costs in effecting such assignment.

(j) Bank shall have the unrestricted right at any time and from time to time, and without the consent of or notice to Borrower or any guarantor, to grant to one or more banks or other financial institutions (each, a "Participant") participating interests in Bank's obligation to lend hereunder and/or any or all of the Loans held by Bank hereunder. In the event of any such grant by Bank of a participating interest to a Participant, whether or not upon notice to Borrower, Bank shall remain responsible for the performance of its obligations hereunder and Borrower shall continue to deal solely and directly with Bank in connection with Bank's rights and obligations hereunder. Bank may furnish any information concerning Borrower in its possession from time to time to prospective Assignees and Participants, provided that Bank shall require any such prospective Assignee or Participant to agree in writing to maintain the confidentiality of such information.

(k) Borrower and any guarantor hereby grant to Bank, a lien, security interest and right of setoff (except as provided in Section 12(b) of this Agreement) as security for all liabilities and obligations to Bank, whether now existing or hereafter arising, upon and against deposits, credits, collateral and property, now or hereafter in the possession, custody, safekeeping or control of Bank or any entity under the control of Fleet Financial Group, Inc., or in transit to any of them. At any time after an Event of Default, without demand or notice (except for such notice and cure periods expressly set forth in this Agreement and the Loan Documents), Bank may set off the same or any part thereof and apply the same to any liability or obligation of Borrower and any guarantor even though unmatured and regardless of the adequacy of any other collateral securing the Loan. ANY AND ALL RIGHTS TO REQUIRE BANK TO EXERCISE ITS RIGHTS OR REMEDIES WITH RESPECT TO ANY OTHER COLLATERAL WHICH SECURES THE LOAN, PRIOR TO EXERCISING ITS RIGHT OF SETOFF WITH RESPECT TO SUCH DEPOSITS, CREDITS OR OTHER PROPERTY OF THE BORROWER OR ANY GUARANTOR, ARE HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVED.

(l) Upon receipt of an affidavit of an officer of Bank as to the loss, theft, destruction or mutilation of any promissory note evidencing the Obligations or any other security document which is not of public record, and, in the case of any such loss, theft, destruction or mutilation, upon surrender and cancellation of such promissory note or other security document, Borrower will issue, in lieu hereof, a replacement promissory note or other security document in the same principal amount thereof and otherwise of like tenor. The Borrower shall not be responsible for Bank's costs of replacing such notes or documents.

(m) By signing below, Borrower agrees and acknowledges that, under Maine law, no promise, contract, or agreement to lend money, extend credit, forbear from collection of debt or make any other accommodation for the repayment of a debt for more than $250,000.00 may be enforced against Bank unless the promise, contract, or agreement (or some memorandum or note thereof) is in writing and signed by Bank.

(n) This Agreement, and the documents related thereto, are being executed and delivered by Borrower in Portland, Maine, and the laws of the State of Maine shall govern the interpretation, enforcement and construction of this Agreement and the of rights and duties of the

parties hereto. This Agreement shall take effect as a sealed instrument and shall be effective as of the date first set forth above.

Witnessed by:

____

ASSOCIATED GROCERS OF MAINE, INC.

By: ____________________________
Alan R. Decker
Its President

Address:
1000 Brunswick Avenue
Gardiner, Maine 04345

Witnessed by:

____

FLEET BANK OF MAINE

By: ____________________________
Dwight G. Havey
Vice President

Address:
P.O. Box 1280
Two Portland Square
Portland, Maine 04104-5006

SCHEDULES

The following Schedules to the Master Loan and Security Agreement to which they are attached are respectively described in the section indicated. Those Schedules in which no information has been inserted shall be deemed to read "None".

SCHEDULE A

1. Other Places of Business (Section 3)

2. Other Inventory Locations (Section 3)

SCHEDULE B

1. Other jurisdictions in which Borrower and/or Subsidiaries are incorporated or qualified as a foreign corporation (Section 4(a))

SCHEDULE C

Subsidiaries (Section 4(a))

Name	Jurisdiction of Incorporation	Address	Percent Owned

SCHEDULE D

Other Encumbrances and Liens (Section 4(e)(i))

Secured Party or Mortgagee	Description of of Collateral	Payment Terms and Dates of Maturity

Subordinated Debt

None

SCHEDULE E

Leases (Section 4(e)(ii))

Date of Lease Lessor and Term	Description of Property

<u>SCHEDULE G</u>

Year 2000 Plan (Section 4(l))

P:\RBP\D31970\ASSOC.GRO\LOAN-4.MST

SCHEDULE A

1. **Other Places of Business (Section 3)**

   Operate one retail site in East Corinth, Maine.

2. **Other Inventory Locations (Section 3)**

   Some overflow of frozen food products and dry goods are stored at AG's former facility in South Gardiner, Maine. This is a month-to-month agreement for 4,000 square feet.

SCHEDULE B

1. **Other jurisdictions in which Borrower and/or Subsidiaries are incorporated or qualified as a foreign corporation (Section 4(a)).**

   Maine, New Hampshire, Vermont, Massachusetts, Rhode Island.

   Business is conducted in Massachusetts under the name of AG Distributors.

2. **Borrower's shareholders and their respective stock holdings in Borrower; Borrower's treasury stock or authorized but unissued stock, if any (Section 4(d)).**

   List of shareholders enclosed.

CAPITAL DEPOSIT SUMMARY
PERIOD ENDING 03/27/94

ORE	NAME	CLASS A	CERT #	CERTIFI-CATES	CLASS B SHARE 1	CERT. #	CLASS B SHARE 2	CERT. #
1	BOISCLAIR, RAYM. OR PRECILLE	.00	0	.00	.00	0	.00	0
2	KENNETH OR JOSEPH WHEATON	.00	0	.00	.00	0	.00	0
3	BURNHAM EDWARD R & JOANNE E	.00	0	.00	.00	0	.00	0
4	KEN OR STANLEY WHEATON	.00	0	.00	.00	0	.00	0
6	LYMBURNER, FRANCIS	.00	0	.00	.00	0	.00	0
9	BURGESS CRAIG	.00	0	.00	.00	0	.00	0
10	KERR, MERVIN OR CHRISTENE	.00	0	.00	.00	0	.00	0
11	EUGENE MOUNTAIN	.00	0	65196.65	.00	0	.00	0
13	KENNETH V. WHEATON	.00	0	.00	.00	0	.00	0
14	EARLE OR JOAN NICKERSON	.00	0	.00	.00	0	.00	0
15	RICHARD OR DIANE DUNHAM	.00	0	.00	.00	0	.00	0
16	DONALD OR HELEN GOSSOM	.00	0	.00	.00	0	.00	0
17	HOLMSTROM, DONALD W. & JANE S.	.00	0	.00	.00	0	.00	0
18	CHARLES SR AND OR DOROTHY BRETON	.00	0	104610.86	.00	0	.00	0
19	STEPHEN OR MARTHA FENNO	.00	0	.00	[illegible]	0	.00	0
20	EARL OR LORRAINE BAKER	.00	0	.00	.00	0	.00	0
21	BRETON, CHARLES OR SHIRLEY	.00	0	.00	.00	0	.00	0
23	GOTT STORE, INC.	1500.00	1265	.00	2500.00	2	2500.00	3
40	HUSSEYS GENERAL STORE, INC.	1500.00	175	.00	2500.00	10	2500.00	11
82	FRENCH & BRAWN, INC	1500.00	269	.00	2500.00	17	2500.00	18
06	JAMES W. WEST	1500.00	426	.00	2500.00	26	2500.00	27
10	YELLOWFRONT GROCERY INC.	1500.00	121	.00	2500.00	30	2500.00	31
20	C.E. REILLY AND SON, INC.	2527.00	1672	.00	2500.00	[illegible]	2500.00	969
56	RANDLETT'S & SON, INC.	2526.00	1364	.00	2500.00	[illegible]	2500.00	862
58	DICK'S MARKET, INC.	1500.00	218	.00	.00	0	.00	0
69	*** IN TRANSITION ***	.00	214	.00	.00	[illegible]	.00	1044
70	DOLORES OR LOUIS G. COUTURIER	2527.00	1440	.00	2500.00	1059	.00	0

CAPITAL DEPOSIT SUMMARY
PERIOD ENDING 03/27/98

RE	NAME	CLASS A	CERT #	CERTIFI- CATES	CLASS B SHARE 1	CERT. #	CLASS B SHARE 2	CERT. #
5	ROLAND AND BERNADETTE GAGNON	1507.00	433	.00	2500.00	49	2500.00	50
4	STEPHEN C. POST	1500.00	461	.00	2500.00	51	2500.00	52
7	JOHN R. JOSEPH & SONS, INC.	1500.00	1249	.00	2500.00	55	2500.00	56
9	BRUCE A LIBBY	2527.50	1619	.00	2500.00	902	2500.00	903
3	GALUSHA'S INC.	1500.00	432	.00	2500.00	59	2500.00	60
0	WISCASSET YELLOWFRONT GROC., INC.	.00	121	.00	.00	30	.00	31
4	FUTURE FOODS, INC.	.00	0	.00	.00	0	.00	0
7	NEAL G. TRANTEN	1500.00	799	.00	2500.00	61	2500.00	62
3	NEAL C. TRANTEN	.00	799	.00	.00	61	.00	62
5	JOSEPH SLEEPER INC.	2527.00	1482	.00	2500.00	663	2500.00	702
5	SLEEPER, JOSEPH M. JR	.00	0	.00	.00	0	.00	0
7	SLEEPER, NELSON F.	.00	0	.00	.00	0	.00	0
7	FUTURE FOODS, INC.	.00	1529	.00	.00	748	.00	749
0	KATAHDIN GENERAL STORE, INC.	1725.86	1431	.00	250[illegible]	69	2500.00	70
	VERNON C. SEILE	1910.04	522	.00	250[illegible]0	7[illegible]	2500.00	74
	U.L. FOTTER & SONS, INC.	1725.83	494	.00	2500.00	75	2500.00	76
5	R & R QUICK PIC CORP.	1810.04	510	.00	2500.00	7[illegible]	2500.00	78
	TRENTON GENERAL STORE, INC.	2527.00	1711	.00	.00	[illegible]	.00	0
	SCUTT BARROWS	.00	0	.00	.00	0	.00	0
	R.W MATHEWS & SONS, INC.	.00	0	.00	.00	0	.00	0
	SI-PAYIK SUPER SAVER, INC.	.00	0	.00	.00	0	.00	0
	YELLOWFRONT GROCERY INC.	.00	0	.00	.00	0	.00	0
	SOURTHPORT GENERAL STORE, INC	.00	0	.00	.00	0	.00	0
5	FABIAN OIL, INC	.00	0	.00	.00	0	.00	0
	ROBERT OR PATRICIA DURAN	.00	0	.00	.00	0	.00	0
	ELIZABETH AND ROBERT SHAW	.00	0	.00	.00	0	.00	0
	WHEATON & MCLAUGHLIN INC.	.00	0	.00	.00	0	.00	0

CAPITAL DEPOSIT SUMMARY
PERIOD ENDING 03/27/98

NAME	CLASS A	CERT #	CERTIFI-CATES	CLASS B SHARE 1	CERT. #	CLASS B SHARE 2	CERT. #
B & R ENTERPRISES	.00	0	.00	.00	0	.00	0
JOAN & ROGER THOMPSON	.00	0	.00	.00	0	.00	0
A.G. DEVELOPMENT CORP	.00	0	.00	.00	0	.00	0
ERIC & LEANNA BURPEE	.00	0	.00	.00	0	.00	0
VERNON C. SEILLE	.00	0	.00	.00	0	.00	0
VERNON C. SEILE	.00	522	.00	.00	73	.00	74
BELFAST VARIETY, INC.	.00	0	.00	.00	0	.00	0
PAUL'S FOOD CENTERS, INC	.00	0	.00	.00	0	.00	0
RALPH & BRENDA JONES	.00	0	.00	.00	0	.00	0
RICHARD A. GOODWIN	.00	0	.00	.00	0	.00	0
JAMES W. WEST	.00	0	.00	.00	0	.00	0
BURGESS MARKET INC	.00	0	.00	.00	0	.00	0
FOOD CITY, INC.	.00	0	.00	.00	0	.00	0
ROBERT AND LESLIE GRENIER	.00	0	.00	.00	0	.00	0
WADLEIGHT'S, INC.	.00	0	.00	.00	[illegible]	.00	0
JOHN T. DAYMOOF, III	.00	0	.00	.00	0	.00	0
THOMAS R. & RITA B. BARBER	.00	0	.00	.00	0	.00	0
SOUND INVESTMENTS, INC.	.00	0	.00	.00	0	.00	0
GLIDDENS BETHEL FOODS	.00	0	.00	.00	0	.00	0
PIERCE'S COUNTRY STORE, INC.	1770.02	1450	.00	2500.00	[illegible]	2500.00	633
ROBERT N. BANNISTER	1500.00	321	.00	2500.00	[illegible]	2500.00	86
DONALD AND MARY WORCESTER	1770.02	557	.00	2500.00	87	2500.00	88
*** IN TRANSITION ***	.00	1529	.00	.00	748	.00	749
PINE STATE TRADING CO.	.00	0	.00	.00	0	.00	0
PINE STATE TRADING	.00	0	.00	.00	0	.00	0
PINE STATE TRADING CO	.00	0	.00	.00	[illegible]	.00	0
PINE STATE TRADING	.00	0	.00	.00	0	.00	0

TORE	NAME	CLASS A	CERT #	CERTIFI-CATES	CLASS B SHARE 1	CERT. #	CLASS B SHARE 2	CERT. #
345	PINE STATE TRADING	.00	0	.00	.00	0	.00	0
346	PINE STATE TRADING CO.	.00	0	.00	.00	0	.00	0
347	PINE STATE TRADING	.00	0	.00	.00	0	.00	0
348	PINE STATE TRADING CO.	.00	0	.00	.00	0	.00	0
356	RON'S MARKET, INC.	[illegible]191.70	888	.00	2500.00	91	2500.00	92
358	FOX BROOK, INC	2527.00	1528	.00	2500.00	842	2500.00	880
364	SHIRLEY VARNEY	1101.70	590	.00	2500.00	93	2500.00	94
365	JAMES & JEANNINE SPILLER	2527.00	1532	.00	2500.00	813	2500.00	869
66	MAXINE STEWART	2527.00	1458	.00	2500.00	722	2500.00	776
68	THOMAS R. & RITA B. BARBER	2527.00	1533	.00	2500.00	958	2500.00	959
69	THOMAS R. BARBER	.00	1533	.00	.00	958	.00	959
170	RONALD R., SR	2527.00	1758	.00	2500.00	1121	2500.00	1122
71	R. DOUGLAS & BARBARA NOLTING	2527.00	1537	.00	2500.00	936	.00	0
72	CANDACE G. & HAROLD L. WHITE	2527.00	1538	.00	2500.00	907	2500.00	1098
74	THOMAS OR CAROLE LAPLANTE	2527.00	1443	.00	2500.00	[illegible]	2500.00	706
75	THOMAS OR RUTH LAPLANTE	2527.00	1496	.00	2500.00	814	2500.00	867
77	NANCY AND EUGENE ANGERS	2527.00	1448	.00	2500.00	723	2500.00	832
85	PETER G. BOLDUC	2527.00	1544	.00	2500.00	952	.00	0
93	JOHN A. SYLVESTER	1965.49	624	.00	2500.00	103	2500.00	104
98	DENNIS B. & PATRICIA M. ROBERTSON	2527.00	1476	.00	2500.00	74[illegible]	2500.00	808
03	TIAC, INC.	2527.00	1411	.00	2500.00	572	2500.00	601
05	PORTVIEW GROCERS INC.	2527.00	1473	.00	2500.00	724	2500.00	785
08	ASHLAND FOOD MART, INC.	.00	0	.00	.00	0	.00	0
09	RONALD & BETTE MACHEY	.00	0	.00	.00	0	.00	0
10	MICHAEL J. & PATRICIA R. MURRAY	2527.00	1469	.00	2500.00	777	2500.00	898
11	MASON'S GENERAL STORE, INC.	2527.00	1666	.00	2500.00	949	2500.00	950
16	CELESTINE BRETON	2527.00	1393	.00	2500.00	638	2500.00	762

CAPITAL DEPOSIT SUMMARY
PERIOD ENDING 03/27/98

STORE	NAME	CLASS A	CERT #	CERTIFI-CATES	CLASS B SHARE 1	CERT. #	CLASS B SHARE 2	CERT. #
425	MALCOLM & SHARON LINTON	2527.00	1460	.00	2500.00	818	2500.00	1041
433	ALAN AMES AND ROBERT CROSBY	2527.00	1403	.00	2500.00	602	2500.00	620
441	TERRY AND SHIELA CAMPBELL	2527.00	1494	.00	2500.00	768	2500.00	864
447	WALTER CZERWINSKI OR JANICE CZERWINSKI	2527.00	1478	.00	2500.00	791	2500.00	906
450	MILTON W. SMITH, JR.	2527.00	1386	.00	.00	0	.00	0
453	JERRY AND JANET COLBRY	2527.00	1383	.00	2500.00	574	2500.00	610
454	*** IN TRANSITION ***	2527.00	1380	.00	2500.00	1003	2500.00	1030
455	ROBERT J. & LESLIE GRENIER	.00	1060	.00	.00	373	.00	374
459	RON AND PHYLLIS KNIFFINS	2527.00	1406	.00	2500.00	[illegible]	2500.00	1005
462	WALTER WAGNER	2527.00	1401	.00	2500.00	668	2500.00	848
463	BELFAST VARIETY, INC.	.00	1306	.00	.00	246	.00	247
464	MICHAEL & DEBORA LABREE	2527.00	1731	.00	2500.00	1057	2500.00	1058
465	WHEATON & MCLAUGHLIN INC.	2298.50	1461	.00	2500.00	657	2500.00	658
468	LEMONT & SONS, INC.	2059.18	703	.00	2500.00	114	2500.00	117
475	NORTHERN FOODS, INC.	.00	0	.00	.00	0	.00	0
476	KEN AND CAROL BALLARD	2526.90	1368	.00	2500.00	757	2500.00	894
479	MI SUK KIM AND CHUN GI KIM	2526.90	1367	.00	2500.00	644	2500.00	755
480	OYSTER RIVER MANAGEMENT	2527.00	1545	.00	2500.00	827	2500.00	882
481	ROBERT J. AND LYNN A. PULKKA	2526.90	1369	.00	2500.00	622	2500.00	711
484	PENELOPE BECKLER	2527.00	1488	.00	2500.00	787	2500.00	876
485	GILFORD D. & KATHLEEN C. HARRIMAN	2527.00	1546	.00	2500.00	810	2500.00	873
487	RUSSELL & CONNIE SOUCY	2527.00	1550	.00	2500.00	852	2500.00	854
489	RICHARD AND JULIA DONOVAN	2527.00	1416	.00	2500.00	653	2500.00	769
492	WILLIAM MACDONALD	2527.00	1493	.00	2500.00	798	2500.00	921
495	HAROLD L. KEAY & SON	2059.18	730	.00	2500.00	121	2500.00	122
496	NORTHERN MAINE RETAIL	.00	1680	.00	.00	978	.00	979
497	NEIL J. TOBEY	2527.00	1751	.00	2500.00	1109	2500.00	1110

CAPITAL DEPOSIT SUMMARY
PERIOD ENDING 03/27/98

STORE	NAME	CLASS A	CERT #	CERTIFI-CATES	CLASS B SHARE 1	CERT. #	CLASS B SHARE 2	CERT. #	
500	RONALD & BETTE HACHEY	2527.00	1418	.00	2500.00	579	2500.00	580	
502	SOUND INVESTMENT, INC.	.00	1197	.00	2500.00	136	2500.00	137	
503	DAY'S STORE, INC.	2058.18	932	.00	2500.00	127	2500.00	128	
505	B J'S MARKET	2527.00	1699	.00	2500.00	1042	2500.00	1099	
506	THE ISLAND MARKET CORPORATION	2527.00	1700	.00	2500.00	1071	2500.00	0 1134	82-CAP DEP TRANSFER
508	CLAUDE R. PLOURDE	2527.00	1701	.00	.00	0	.00	0	
510	HERMAN JUNCTION CORPORATION	.00	1602	.00	.00	895	.00	910	
511	HERMON CORNER, INC.	2527.00	1674	.00	2500.00	970	2500.00	971	
514	WILLARD & ALINE LEVESQUE	2527.00	1704	.00	.00	0	.00	0	
517	BOURGET ENTERPRISES, INC.	2527.00	1705	.00	2500.00	1014	2500.00	1020	
518	JACK R. AND MARY E. BELL	2526.90	1333	.00	2500.00	669	2500.00	793	
519	V & R VARIETY, INC.	.00	0	.00	.00	0	.00	0	
520	SANDY RIVER FARM SUPPLY, INC.	2527.00	1563	.00	2500.00	908	2500.00	1072	
522	NORTHWOOD COUNTRY MARKET, INC.	2527.00	1564	.00	2500.00	838	2500.00	876	
523	KATHY ROMAN, INC.	2527.00	1565	.00	2500.00	826	2500.00	828	
524	DOWNEAST RETAIL CORP.	.00	1461	.00	.00	657	.00	658	
525	BRACKETT'S MARKET, INC.	2527.00	1708	.00	2500.00	1017	2500.00	1031	
526	STAN & MARY J. POKRYWKA	2527.00	1709	.00	2500.00	1049	2500.00	1100	
531	JOSEPH P. IRISH	2526.90	1344	.00	2500.00	148	2500.00	582	
535	NADINE MCCLUSKEY	2525.90	1348	.00	2500.00	604	2500.00	770	
537	MAURICE SAUCIER	2527.00	1720	.00	.00	0	.00	0	
538	TURNER GROCER, INC.	2527.00	1588	.00	2500.00	833	2500.00	866	
540	HOLMES MARKET, INC.	2223.06	920	.00	2500.00	155	2500.00	156	
541	RALPH BEDARD & SONS, INC.	2526.90	1336	.00	2500.00	157	2500.00	613	
542	*** IN TRANSITION ***	.00	0	.00	.00	0	.00	0	
543	GLIDDENS BETHEL FOODS, INC.	2527.00	1500	.00	2500.00	829	2500.00	960	
544	ROBERT L. LIBBY	2223.06	766	.00	2500.00	158	2500.00	159	

CAPITAL DEPOSIT SUMMARY
PERIOD ENDING 03/27/98

ORE	NAME	CLASS A	CERT #	CERTIFI-CATES	CLASS A SHARE 1	CERT. #	CLASS B SHARE 2	CERT. #
45	GLIDDEN'S BETHEL FOODS, INC.	.00	1500	.00	.00	829	.00	960
46	CECILIA (JOE-ANN) SANTEE	2527.00	1837	.00	2500.00	1062	2500.00	1063
47	GATES DIVERSIFIED, INC.	2527.00	1712	.00	2500.00	1108	.00	0
48	GLEASON & CLAIRE GRAY	2527.00	1423	.00	2500.00	799	2500.00	931
49	TOMBEAU, INC.	2527.00	1422	.00	2500.00	699	2500.00	780
50	CHARLES MATHEWS	2223.06	1414	.00	2500.00	411	2500.00	412
51	DON'S AG FOOD STR., INC.	.00	0	144825.59	.00	0	.00	0
52	FRANCIS AND ANITA WELCH	2526.90	1174	.00	2500.00	165	2500.00	166
55	B & R ENTERPRISES	2223.06	786	.00	2500.00	167	2500.00	168
57	SOUTHPORT GENERAL INC.	.00	1503	.00	.00	0	.00	0
59	JOHN T. DAYHUOF, III	2527.00	1389	.00	2500.00	586	2500.00	646
60	& & R ENTERPRISES	.00	786	.00	.00	167	.00	168
61	PROVOST ENTERPRISES, INC.	2527.00	1721	.00	2500.00	1127	.00	0
62	BISHOPS STORE, INC.	.00	1389	.00	.00	586	.00	646
63	MAJESTIC REALTY TRUST INC. DBA CASCO V.	2527.00	1580	.00	2500.00	922	2500.00	1073
64	RM FOSTER, INC	2527.00	1719	.00	2500.00	1111	.00	0
66	*** IN TRANSITION ***	.00	0	.00	.00	0	.00	0
67	HOLMES TIMOTHY	2293.50	977	.00	2500.00	178	2500.00	179
69	KRRS KEMCO INC.	.00	0	.00	.00	0	.00	0
70	MICHAEL OR DEBBIE BOSS	2527.00	1436	.00	2500.00	872	2500.00	846
71	ELEANOR CLARK	2527.00	1434	.00	2500.00	700	2500.00	704
72	MARC L. AND SUSANNE DUFRESNE	2527.00	1583	.00	2500.00	890	2500.00	925
73	FRANK'S MARKET INC.	2527.00	1716	.00	2500.00	1052	2500.00	1092
74	K & L PITCHER, INC.	2527.00	1717	.00	2500.00	1125	.00	0
75	CAMELLIA WILSON	2527.00	1504	.00	2500.00	834	2500.00	923
78	ROBERT BARRETT	2526.90	1186	.00	2500.00	187	2500.00	188
79	WASHBURN FOOD MART, INC.	2527.00	1586	.00	2500.00	883	2500.00	913

CAPITAL DEPOSIT SUMMARY
PERIOD ENDING 03/27/98

ORE	NAME	CLASS A	CERT #	CERTIFI-CATES	CLASS B SHARE 1	CERT. #	CLASS B SHARE 2	CERT. #	
80	RICHARD & JERI MANSON	2527.00	1467	.00	2500.00	731	2500.00	875	
81	COASTAL RETAIL CORP.	.00	1461	.00	.00	657	.00	658	
86	RICHARD & SANDRA DESHAIES	2527.00	1725	.00	.00	0	.00	0	
87	MARY J BYCENSKI & FRANK W BYCENSKI	2527.00	1718	.00	.00	0	.00	0	
90	GLENNA ARLENE HINKLEY	2527.00	1727	.00	2500.00	1093	2500.00	0 1135	82-CAP DEP TRANSFER
93	PORT CLYDE MARKETING COMPANY	2527.00	1591	.00	2500.00	917	2500.00	1006	
94	BARTLETTS MARKET, INC.	2525.90	1192	.00	2500.00	202	2500.00	203	
96	NORTHERN MAINE RETAIL	.00	1680	.00	.00	978	.00	979	
02	PAUL MILLER, INC.	2527.00	1420	.00	2500.00	689	2500.00	763	
03	J & MA CORP.	2527.00	1653	.00	2500.00	1055	2500.00	1056	
05	SOUTH STREET MARKET, INC.	2527.00	1698	.00	2500.00	992	2500.00	993	
06	EST. OF V. HERBERT DELAITE	2298.50	845	.00	2500.00	210	2500.00	211	
07	MEC ENTERPRISES, INC.	2527.00	1723	.00	2500.00	1067	2500.00	1102	
08	R.W. MATHEWS & SONS, INC.	2527.00	1517	.00	2500.00	[illegible]	2500.00	961	
09	VERGIE PLOURDE	2526.90	1239	.00	2500.00	[illegible]	2500.00	215	
10	CHAD & KARIN MCLEAN	2527.00	1729	.00	2500.00	1094	2500.00	1118	
11	ELMER MORRIS	2527.00	1515	.00	2500.00	1107	.00	0	
12	B & A OUELLETTE, INC	2527.00	1763	.00	.00	[illegible]	.00	0	
13	RICHARD & VERONICA REED	2527.00	1535	.00	2500.00	815	2500.00	858	
14	CHIP'S ETC., CORP.	2527.00	1724	.00	2500.00	1068	2500.00	1084	
15	WILLIAM SIEMANN	2526.90	1203	.00	2500.00	[illegible]	2500.00	222	
16	VILLAGE FOOD MARKET, INC.	2526.90	1155	.00	2500.00	223	2500.00	224	
17	MUP, INC.	2526.90	1207	.00	2500.00	225	2500.00	226	
18	A.A. MARINO, INC.	2527.00	1697	.00	2500.00	1074	.00	0	
19	PAUL'S FOOD CENTERS, INC.	2527.00	1519	.00	2500.00	751	2500.00	764	
23	TILTON'S MARKET, INC.	2527.00	1665	.00	2500.00	947	2500.00	948	
24	GARY EUGENE RIDEOUT	2527.00	1730	.00	2500.00	1095	2500.00	1128	

CAPITAL DEPOSIT SUMMARY
PERIOD ENDING 03/27/98

TORE	NAME	CLASS A	CERT #	CERTIFI- CATES	CLASS B SHARE 1	CERT. #	CLASS B SHARE 2	CERT. #
525	DON P & GRETCHEN O'GRADY	2527.00	1740	.00	.00	0	.00	0
527	AMEMOX, INC.	2527.00	1425	.00	2500.00	874	2500.00	982
529	R.J. DURAN, INC. D/B/A COUNTRY MARKET	.00	1486	.00	.00	[illegible]	.00	792
530	ROBERT & ELIZABETH SHAW	2527.00	1091	.00	2500.00	391	2500.00	392
531	JERRY D. AND NANCY J. SMITH	2526.90	1212	.00	2500.00	234	2500.00	235
532	DAVE BUSHEY ENT., INC.	2527.00	1735	.00	2500.00	1075	2500.00	[illegible]
533	CLOYSTER ENTERPRISES, INC.	2527.00	1741	.00	.00	0	.00	0
534	NORTHROPS, INC	.00	0	.00	.00	0	.00	0
535	LEON E AND MARGARET L PAYNE	2527.00	1596	.00	2500.00	891	2500.00	914
537	BETTINAN STEVENS	2527.00	1474	.00	2500.00	661	2500.00	662
538	ROLAND & ANN ANCTIL	2527.00	1744	.00	.00	0	.00	0
539	ANDREW L AND BARBARA J MORSE	2527.00	1592	.00	2500.00	892	2500.00	915
540	HERRING BROTHERS, INC.	2527.00	1745	.00	.00	0	.00	0
541	M. STEPHEN JEWELL & ASSOCIATES	2527.00	1738	.00	.00	0	.00	0
543	LEON E AND MARGARET L PAYNE	.00	1696	.00	.00	891	.00	914
544	JAMES FULLER	2526.90	1310	.00	2500.00	243	2500.00	245
545	JEFFREY/LISA ARBOUR	2527.00	1749	.00	.00	0	.00	0
546	BELFAST VARIETY, INC.	2525.70	1306	.00	2500.00	[illegible]	2500.00	247
547	NORTH WHITEFIELD SUPERETTE, INC.	2298.50	1692	.00	2500.00	980	2500.00	981
548	GERALD R AND SANDRA V SUTTIE	2527.00	1742	.00	.00	0	.00	0
549	GOWELL ENTERPRISES, INC.	2298.50	1595	.00	2500.00	252	2500.00	253
551	HERRING BROTHERS, INC.	.00	0	.00	.00	0	.00	0
553	LEON EMERY	2527.00	1750	.00	.00	0	.00	0
554	HARRIS GROCERY, INC.	2527.00	1677	.00	[illegible]	976	2500.00	977
555	READFIELD FAMILY MARKET INC.	2527.00	1472	.00	2500.00	719	2500.00	774
556	WILBER BROS, INC.	.00	0	.00	.00	0	.00	0
557	PAUL R. POIRIER	2526.90	1263	.00	2500.00	257	2500.00	258

CAPITAL DEPOSIT SUMMARY
PERIOD ENDING 03/27/98

TORE	NAME	CLASS A	CERT #	CERTIFI-CATES	CLASS B SHARE 1	CERT. #	CLASS B SHARE 2	CERT. #
558	TRIANGLE A.G. STORE, INC.	2379.20	1521	.00	2500.00	737	2500.00	738
560	MIKE'S COUNTRY STORE, INC.	2527.00	1507	.00	2500.00	847	2500.00	884
561	OULLETTE & SON INC.	2525.90	1229	.00	2500.00	261	2500.00	262
562	R.H. FOSTER, INC.	.00	1719	.00	.00	1111	.00	0
563	LINDA F SMITH & FREDERICK H SMITH JR	2527.00	1764	.00	.00	0	.00	0
568	JAMES AND PAT HENRY, JR.	2527.00	1453	.00	2500.00	759	2500.00	871
570	A.G. DEVELOPMENT CORP.	2525.90	1243	.00	2500.00	267	2500.00	500
571	FAIRFIELD BUDDIES,INC.	.00	1645	.00	.00	940	.00	1050
576	BRUCE OR JENNIFER WALLACE	2527.00	1752	.00	.00	0	.00	0
577	LITCHFIELD COUNTRY STORE, INC.	2527.00	1480	.00	2500.00	732	2500.00	765
578	MALCOLM & BARBARA TRAFTON	2525.90	1312	.00	2500.00	625	2500.00	807
581	SOUTHPORT GENERAL STORE, INC.	2527.00	1503	.00	2500.00	1096	.00	0
582	*** IN TRANSITION ***	2527.00	1654	.00	2500.00	1021	2500.00	0
583	EAST COAST DIST., INC.	2527.00	1598	.00	2500.00	900	2500.00	924
84	TJ'S SUPERMARKET, INC.	2527.00	1753	.00	.00	0	.00	0
85	GARY J. BABIN	2527.00	1755	.00	.00	0	.00	0
86	JOZAC, INC.	2527.00	1761	.00	.00	0	.00	0
90	GRAVES SUPERMARKET, INC.	2527.00	1762	.00	.00	0	.00	0
99	GRAY GROCERS, INC.	2527.00	1756	.00	.00	0	.00	0
C0	ROBERT A. TANGUAY II	2527.00	1475	.00	2500.00	752	2500.00	830
01	VJB, INC.	2527.00	1685	.00	.00	0	.00	0
06	PIK QUIK THOMASTON	1966.89	647	.00	2500.00	275	2500.00	276
09	VANESSA & CLYDE BRUCE	2527.00	1655	.00	2500.00	934	2500.00	935
12	VJB, INC.	.00	1685	.00	.00	0	.00	0
14	REGIS AND ANITA ROY	2525.90	1270	.00	2500.00	282	2500.00	283
15	MORINS NABORHOOD STORE, INC.	.00	0	.00	.00	0	.00	0
16	GERARD AND JUDITH PELLETIER	2525.90	972	.00	2500.00	286	2500.00	287

SCHEDULE C

Subsidiaries (Section 4(a))

Name	Jurisdiction of Incorporation	Address	Percent Owned
AG Distributors	Maine	PO Box 1000 Gardiner, ME 04345-1000	100%
AG Development Corp.	Maine	PO Box 1000 Gardiner, ME 04345-1000	100%
Allied Insurance Agency of Maine, Inc.	Maine	PO Box 1000 Gardiner, ME 04345-1000	100%

SCHEDULE D

Other Encumbrances and Liens (Section 4(e)(I))

Secured or Mortgagee	Description of of Collateral	Payment Terms and Dates of Maturity
Industrial Revenue Bond State Street Bank & Co., Trustee	Buildings, A/R, Inventory	Monthly Interest Annual (12/31) Principal Payment Final Payment 12/31/99
Urban Development Action Grant City of Gardiner	Land, Buildings, Fixtures & Equipment	Principal & Interest Qtrly Final Payment 11/15/05
GMAC	Automobiles	Various Maturity Dates on 3-year loans

Subordinated Debt

None

SCHEDULE E

Leases (Section 4(e)(ii))

Date of Lease **Lessor and Term**	**Description of Property**

See Attached

CAPITAL DEPOSIT SUMMARY
PERIOD ENDING 03/27/98

IRE	NAME	CLASS A	CERT #	CERTIFI-CATES	CLASS B SHARE 1	CERT. #	CLASS B SHARE 2	CERT. #
9	JESSIE AND NANCY MICHAUD	2526.90	954	.00	2500.00	290	2500.00	675
3	VJB, INC.	.00	1685	.00	.00	[illegible]	.00	0
0	KENNETH G. WASSON	2526.90	973	.00	2500.00	[illegible]	2500.00	224
4	OAKFIELD THRIFTWAY	2527.00	1759	.00	2500.00	1123	2500.00	1124
7	BARRY & VERA MCCORMICK	.00	1734	.00	.00	1108	.00	0
9	E.J.'S, INC.	2526.90	1251	.00	2500.00	300	2500.00	301
2	PINEHURST FARMS	2527.00	1605	.00	2500.00	1022	.00	0
3	STEPHAN R AND CRYSTAL P STONE	2527.00	1599	.00	2500.00	1037	.00	0
4	THE GREEN LINE SUPERETTES, INC.	2527.00	1602	.00	2500.00	895	2500.00	910
6	RADLEY'S MARKET, INC.	2526.90	1283	.00	2500.00	307	2500.00	308
8	WAYNE AND JONI SLATTERY	2526.90	1568	.00	2500.00	811	2500.00	812
9	LORNA JEAN GRANT	2527.00	1604	.00	2500.00	989	2500.00	1103
0	FERRIS VARIETY, INC.	2527.00	1588	.00	2500.00	1129	.00	0
2	RICHARD S. AND LISA S. CHILSON, SR.	2527.00	1611	.00	2500.00	1104	.00	0
3	GERALD B. MORTON	2526.90	996	.00	2500.00	310	2500.00	311
4	CENTER GENERAL STORE, INC.	2527.00	1670	.00	2500.00	965	2500.00	966
5	KEVIN R. DUNHAM	2527.00	1608	.00	2500.00	994	2500.00	1054
6	FRATERNITY VILLAGE GENERAL STORE	2527.00	1610	.00	2500.00	1076	.00	0
8	DANA E. WILLIAMS	2527.00	1612	.00	2500.00	1077	.00	0
9	RAKE, INC.	.00	1461	.00	.00	657	.00	658
2	*** IN TRANSITION ***	2527.00	1747	.00	.00	10[illegible]	.00	1091
3	JAMES J AND ROLANDE CHASSE	2527.00	1615	.00	2500.00	1008	2500.00	1086
4	PHIPPSBURG CNTR. STORE, INC.	2526.90	1296	.00	2500.00	317	2500.00	619
5	B N' W VARIETY, INC.	2527.00	1617	.00	.00	0	.00	0
6	EUGENE AND GINA MCKENNEY	2526.90	1019	.00	2500.00	320	2500.00	321
7	HILLTOP STORE, INC.	2562.90	1522	.00	2500.00	739	2500.00	740
9	MAINE MARKET CORP	2527.00	1686	.00	2500.00	1097	.00	0

CAPITAL DEPOSIT SUMMARY
PERIOD ENDING 03/27/98

STORE	NAME	CLASS A	CERT #	CERTIFI-CATES	CLASS B SHARE 1	CERT. #	CLASS B SHARE 2	CERT. #
770	*** IN TRANSITION ***	.00	0	.00	.00	0	.00	0
771	SUSAN [illegible] MORGAN	2527.00	1696	.00	2500.00	10[illegible]	2500.00	1114
772	GOSSELIN'S SUPERETTE, INC.	.00	1616	.00	.00	914	.00	930
773	MARION BAGLEY	2526.90	1021	.00	2500.00	326	2500.00	327
775	NORTHERN FOODS, INC.	2527.00	1687	.00	2500.00	1015	2500.00	1046
778	ROGER'S SUPA DOLLA, INC	2527.00	1618	.00	2500.00	916	2500.00	930
779	KNOWLTON'S, INC.	2527.00	1707	.00	2500.00	1089	.00	0
781	NANCY AND MAURICE MANOR	2526.90	1299	.00	2500.00	337	2500.00	531
784	LOUIS & DAWN VASVARY	2527.00	1613	.00	2500.00	11[illegible]	.00	0
786	ROBERT I & MARY LAPPEUS	2527.00	1456	.00	2500.00	1078	.00	0
787	GOGGINS SUPERMARKET, INC	2527.00	1760	.00	.00	0	.00	0
788	TOMBEAU,INC.	.00	1422	.00	.00	0	.00	0
789	PHILIP S. BUCK	2527.00	1754	.00	2500.00	1115	2500.00	1116
791	PAUL E. PELLETIER	2527.00	1624	.00	2500.00	1087	.00	0
795	ARTHUR AND ODELCIA SILVIA	2526.90	1043	.00	2500.00	349	2500.00	350
797	JIM'S VARIETY, INC.	2527.00	1671	.00	2500.00	967	2500.00	998
798	JONATHAN PRICE	2527.00	1737	.00	2500.00	1064	2500.00	1065
799	MADAKET, INC.	2527.00	1629	.00	2500.00	932	2500.00	983
817	ROLAND L. AND LYNDA M. KNIGHTS	2527.00	1628	.00	2500.00	933	2500.00	973
818	JAMES AND MARGARET WALLACE	2526.90	1044	.00	2500.00	351	2500.00	358
819	MSP, INC.	2527.00	1630	.00	2500.00	[illegible]	2500.00	990
820	JOHN'S COUNTRY STORE, INC	2527.00	1632	.00	2500.00	1131	.00	0
822	RONA OUELLETTE	2527.00	1633	.00	.00	0	.00	0
824	FALL'S RETAIL INC.	.00	1461	.00	.00	657	.00	658
825	GARY AND SHARON FOWLIE	2526.90	1050	.00	2500.00	363	2500.00	364
826	GILBERT & RUTH PARENT	2527.00	1635	.00	2500.00	1032	2500.00	1119
829	KURT OR KATHY CRESSEY	2527.00	1636	.00	.00	0	.00	0

CAPITAL DEPOSIT SUMMARY
PERIOD ENDING 03/27/98

STORE	NAME	CLASS A	CERT #	CERTIFI-CATES	CLASS B SHARE 1	CERT. #	CLASS B SHARE 2	CERT. #
830	THOMAS JAY ALLARD	2527.00	1638	.00	2500.00	1047	.00	0
831	BROWN'S MARKET	2527.00	1634	.00	.00	0	.00	0
832	J & A ENTERPRISES	2527.00	1693	.00	2500.00	1009	2500.00	1120
833	P. DUNBAR & EST. OF A. DUNBAR	2526.90	1051	.00	2500.00	365	2500.00	366
836	MAURICE & VIRGINIA BERGERON	2526.90	1069	.00	2500.00	369	2500.00	370
837	WALTZ PHARMACY, INC.	2527.00	1732	.00	.00	0	.00	0
838	BARRY & VERA MCCORMICK	2527.00	1734	.00	2500.00	1108	.00	0
839	HAROLD AND LINDA TIBBETTS	2527.00	1673	.00	2500.00	1113	.00	0
840	ROBERT AND LESLIE GRENIER	2526.90	1060	.00	2500.00	373	2500.00	374
841	DEBORAH AND/OR RUSSELL HUGHES	2527.00	1639	.00	2500.00	999	2500.00	1069
842	HAROLD AND LINDA TIBBETTS	.00	1673	.00	.00	1113	.00	0
843	RONALD & LORI-ANNA DOUGLASS	2527.00	1640	.00	2500.00	1079	.00	0
844	JOAN AND ROGER THOMPSON	2526.90	1200	.00	2500.00	379	2500.00	380
847	CHRISTY'S COUNTRY STORE, INC.	2527.00	1676	.00	2500.00	974	2500.00	975
848	JERRY'S FOOD STORE, INC.	2527.00	1682	.00	2500.00	1010	2500.00	1023
849	H HOGLUND MEATS, INC.	.00	1598	.00	.00	900	.00	924
850	ELLIS FAMILY, INC.	2527.00	1648	.00	2500.00	1132	.00	0
852	JOHN P. MCGONIGAL	2527.00	1647	.00	2500.00	1048	.00	0
853	PHILIP A & LORIE E CHABOT	2527.00	1690	.00	2500.00	1001	2500.00	1018
855	JOHN'S CONVENIENCE PLUS, INC.	2527.00	1660	.00	2500.00	943	2500.00	944
857	MICHAEL AND DIANE SNOW	2526.90	1092	.00	2500.00	626	2500.00	1011
858	HERB & SHARON FITHIAN	2527.00	1675	.00	2500.00	1012	2500.00	1033
860	ESTATE OF DAVID ALBEE	2527.00	1743	.00	2500.00	1082	2500.00	1083
861	RODNEY & ELIZABETH GRANT	2527.00	1664	.00	2500.00	1034	2500.00	1106
862	UNITED SUPERMARKET, INC	2527.00	1644	.00	2500.00	1019	2500.00	1035
863	PERRY'S FARMERS UNION INC.	2526.90	1097	.00	2500.00	[illegible]	2500.00	390
866	MILO FARMERS UNION	2527.00	1683	.00	.00	0	.00	0

CAPITAL DEPOSIT SUMMARY
PERIOD ENDING 03/27/78

STORE	NAME	CLASS A	CERT #	CERTIFI-CATES	CLASS B SHARE 1	CERT. #	CLASS B SHARE 2	CERT. #
867	YOUR COUNTRY STORE, INC.	2527.00	1649	.00	2500.00	984	2500.00	1024
868	RONALD & DEBORAH LEAVITT	2527.00	1651	.00	2500.00	1016	2500.00	1088
870	ASHLAND FOOD MART, INC	2527.00	1650	.00	2500.00	955	2500.00	985
871	BUDDIES GROCERIES, INC.	2527.00	1645	.00	2500.00	940	2500.00	1050
872	BURKETTVILLE GEN. STORE	2527.00	1733	.00	.00	0	.00	0
873	MIACOMET, INC.	.00	1629	.00	.00	932	.00	983
874	ROGER'S MARKET INC.	2527.00	1668	.00	2500.00	1013	2500.00	1036
875	LEONARD WADE KNOWLTON	2527.00	1652	.00	2500.00	1060	.00	0
876	JEAN L. AND STEVEN H. BAKER	2527.00	1669	.00	2500.00	1025	2500.00	1080
878	ROGERS MARKET, INC.	.00	1668	.00	.00	1013	.00	1036
880	DAVID KASHULINES	2527.00	1679	.00	2500.00	991	2500.00	1026
881	FOUR SEASONS TRADING POST, INC.	2527.00	1643	.00	2500.00	995	2500.00	1002
883	HEALLEY,KEITH&JUDITH TRIBUZIO, M L V	2527.00	1663	.00	2500.00	1061	.00	0
884	BATES INVESTMENTS, INC.	2527.00	1710	.00	2500.00	104[illegible]	2500.00	1070
885	FOUR SEASONS TRADING POST, INC.	.00	0	.00	.00	[illegible]	.00	0
886	FOUR SEASONS TRADING POST, INC.	.00	0	.00	.00	0	.00	0
887	BATES INVESTMENT, INC. REF 0884	.00	0	.00	.00	0	.00	0
891	FOUR SEASONS TRADING POST, INC.	.00	1643	.00	.00	0	.00	0
893	MICHAEL AND SUSAN CALLAHAN	2525.90	1133	.00	2500.00	406	2500.00	407
896	RBW, INC.	2527.00	1508	.00	2500.00	[illegible]	2500.00	878
897	WEST LEASING, INC.	.00	1508	.00	.00	828	.00	878
		3,544,240.81		2858,154.40	314,637.10		580,000.00	505,000.00

1-000-32400-000	5,000.00-
1-000-31500-000	59,947.18-
1-000-32500-000	64,947.18

ASSOCIATED GROCERS OF MAINE, INC.
Lease Commitments - 5 year projection
For Year Ending 3-27-98

Represents all leases that A.G. is contractually committed to 1 year or more

DESCRIPTION	LEASE or CONTRACT #	TERM	FIRST DATE	MONTHLY PAYMENT	FYE March-99	FYE March-00	FYE March-01	FYE March-02	FYE March-03
AUTOMOBILES:	none								
OFFICE EQUIPMENT:									
UNISYS FINANCE CORP.: System 80, Model 20 & Periphs.	8382	1 yrs.	4/1/98	4,800.00	57,600.00	0.00	0.00	0.00	0.00
ALLINSON-ROSS CORP.: Tip/30 & TIP/ix-70 Software	U-4607	1 yrs.	4/1/98	4,200.00	18,240.00	0.00	0.00	0.00	0.00
XEROX CORPORATION: NP135RF	W11-030802	5 yrs.	2/4/97	6,361.60	76,339.20	76,339.20	76,339.20	63,616.00	0.00
XEROX CORPORATION: 5355RFIN	3T8-209915	5 yrs.	11/25/96	775.92	9,311.04	9,311.04	5,431.44	0.00	0.00
WAREHOUSE EQUIPMENT:									
MEYERCORD CORP.: In-Line Cigarette Case Cutter (Single Dump) PC425	S-35037 (0506)	3 yrs.	6/27/97	513.00	6,156.00	1,539.00	0.00	0.00	0.00
MEYERCORD CORP.: Cigarette Tax Stamp Application machine K-679	S-35036 (0505)	3 yrs.	6/27/97	355.00	4,260.00	1,065.00	0.00	0.00	0.00
MEYERCORD CORP.: Pneumatic Case Packer PP083	S-35038 (0507)	3 yrs.	7/24/97	669.00	8,028.00	2,676.00	0.00	0.00	0.00
MEYERCORD CORP.: Cigarette Tax Stamp Application machine K-101	(0508)	3 yrs.	11/4/97	355.00	4,260.00	2,485.00	0.00	0.00	0.00
TRUCKS & TRAILERS:									
BANKBOSTON: 4 Volvo Tractors &	Sch. 101	5 yrs.	2/1/96	4,297.96	51,575.52	51,575.52	42,979.60	0.00	0.00
3 Great Dane Trailers	Sch. 102	5 yrs.	3/1/96	2,636.38	31,636.56	31,636.56	29,000.18	0.00	0.00
					$267,406.32	$176,627.32	$153,750.42	$63,616.00	$0.00
					$267,406.32	$176,627.32	$153,750.42	$63,616.00	$0.00

ASSOCIATED GROCERS OF MAINE, INC.
Other Lease Expenses - 1 year projection
For Year Ending 3-27-98

Represents A.G. non-commital leases; leases can terminate at any time

DESCRIPTION		LEASE or CONTRACT #	TERM	FIRST DATE	MONTHLY PAYMENT	FYE March-99
AUTOMOBILES:		none				
OFFICE EQUIPMENT:		none				
WAREHOUSE EQUIPMENT:		none				
TRUCKS & TRAILERS:						
RYDER: Tractors (montlby fixed plus average variable as of Feb 1998)						
463401	year 1992	Schedule "A"	open	7/10/92	1,707.31	20,487.69
463402	year 1992	Schedule "A"	open	7/10/92	1,707.31	20,487.69
494675	year 1994	Schedule "A"	open	10/20/93	1,837.54	22,050.54
494676	year 1994	Schedule "A"	open	10/20/93	1,837.54	22,050.54
494677	year 1994	Schedule "A"	open	11/4/93	1,837.54	22,050.54
555896	year 1996	Schedule "A"	open	11/16/95	1,782.71	21,392.51
304589	year 1998	Schedule "A"	open	Winter 97-98	1,270.99	15,251.88
304591	year 1998	Schedule "A"	open	Winter 97-98	1,270.99	15,251.88
304592	year 1998	Schedule "A"	open	Winter 97-98	1,270.99	15,251.88
304593	year 1998	Schedule "A"	open	Winter 97-98	1,270.99	15,251.88
304594	year 1998	Schedule "A"	open	Winter 97-98	1,270.99	15,251.88
~~304595~~	~~year 1998~~	~~Schedule "A"~~	~~open~~	~~Winter 97-98~~	~~1,270.99~~	~~15,251.88~~
304590	year 1998	Schedule "A"	open	Winter 97-98	1,270.99	15,251.88
RYDER: Trailers (montlby fixed plus average variable as of Feb 1998)						
608082	year 1991	Schedule "A"	open	4/1/93	1,114.91	13,378.92
608083	year 1991	Schedule "A"	open	4/1/93	1,114.91	13,378.92
463235	year 1992	Schedule "A"	open	5/2/92	1,156.64	13,879.62
463236	year 1992	Schedule "A"	open	5/2/92	1,156.64	13,879.62
463237	year 1992	Schedule "A"	open	5/2/92	1,156.64	13,879.62
463238	year 1992	Schedule "A"	open	5/2/92	1,156.64	13,879.62
463239	year 1992	Schedule "A"	open	5/2/92	1,156.64	13,879.62
496908	year 1993	Schedule "A"	open	11/8/93	1,149.26	13,791.06
496909	year 1993	Schedule "A"	open	11/8/93	1,149.26	13,791.06
241922	year 1994	Schedule "A"	open	10/1/95	1,178.19	14,138.28
304931	year 1998	Schedule "A"	open	Winter 97-98	1,335.16	16,021.92
304932	year 1998	Schedule "A"	open	Winter 97-98	1,335.16	16,021.92
304933	year 1998	Schedule "A"	open	Winter 97-98	1,335.16	16,021.92
						$421,224.77
						$421,224.77

In addition, as part of the Company's retail development strategy, AG Development may enter into leases of retail grocery sites with a view to subleasing them to qualified retailers who would then purchase their inventory from AG. AG Development presently has in place three such arrangements involving stores in Waterboro, Maine, Skowhegan, Maine and Oakland, Maine, under which AG Development is obligated for monthly lease payments of $3,069, $5,000 and $2,000 per month, respectively, and which leases expire, respectively, in June, 2007 (including renewal options in favor of AG Development), August, 2003 and June, 2003. With respect to the Oakland facility, AG Development has the right to acquire that property for a purchase price of $150,000.

SCHEDULE F

Litigation and Other Proceedings (Section 4(h))

None

SCHEDULE G

Year 2000 Plan (Section 4(l))

See Attached

[redacted]


Customer Order
ACCA Orders System
WCSS Order Well (presales, Sales Lockout, Regular Orders)
SOLOMON Accounts Receivable
Credits, Central Billing & Misc. Billing
WCSS Warehouse Locator System Receiving & put away, Picking, Letdown & Replenishment, Labor Standards
Truck Routing (Roadnet)
SOLOMON General Ledger
Customer Delivery
SOLOMON Accounts Payable
Vendor Delivery or AG Pickup
Cross Dock
WCSS Purchase Orders
Vendor
WCSS Buying System
Purchased System
In House System

Project Completion March 31, 1999

Exhibit 6(b)

FIRST AMENDMENT
TO
MASTER LOAN AND SECURITY AGREEMENT

THIS FIRST AMENDMENT TO MASTER LOAN AND SECURITY AGREEMENT dated this 26th day of October, 2000, between ASSOCIATED GROCERS OF MAINE, INC., a Maine corporation with its principal place of business in Gardiner, Maine ("Borrower"), and FLEET NATIONAL BANK, a national banking association organized and existing under the laws of the United States of America (as successor by merger to Fleet Bank of Maine), with a place of business at Two Portland Square, Portland, Maine ("Bank"),

WITNESSETH:

WHEREAS, Borrower and Bank (as successor by merger to Fleet Bank of Maine) are parties to a Master Loan and Security Agreement dated as of May 12, 1998 (the "Loan Agreement"); and

WHEREAS, Borrower and Bank desire to amend the Loan Agreement;

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower and Bank hereby agree as follows:

1. The Loan Agreement is hereby amended by deleting all references to "Cost of Funds", "Cost of Funds Loans" and "Cost of Funds Rate".

2. The Loan Agreement is hereby amended by adding the following definition to Section 1(b) of the Loan Agreement:

> "Base Rate" means the variable per annum rate of interest so designated from time to time by Fleet National Bank as its prime rate. The Base Rate is a reference rate and does not necessarily represent the lowest or best rate being charged to any customer. Changes in the rate of interest resulting from changes in the Base Rate shall take place immediately without notice or demand of any kind.

3. The Loan Agreement is hereby amended by adding the following definition of "Core Capital Deposits" to Section 1(b) of the Loan Agreement:

> "Core Capital Deposits" means those Capital Deposits in excess of that which each stockholder is required to pay to Borrower in connection with their stock ownership in Borrower.

4. The Loan Agreement is hereby amended by deleting in its entirety the definition of "Eligible Inventory" set forth in Section 1(b) of the Loan Agreement and replacing therefor the following:

> "Eligible Inventory" means such of Borrower's Inventory as is initially, and at all times until sold, and as determined in Bank's sole discretion: new and

unused, in first-class condition, merchantable and saleable through normal trade channels; kept at a location which has been identified in writing to Bank as a location of Inventory; subject to a perfected security interest in favor of Bank; owned by Borrower free and clear of any lien except for the Permitted Liens; constitutes finished goods or raw materials but not work in progress and not inventory in the produce category; not obsolete; not consigned to a customer of Borrower; not purchased by Borrower as part of a "bulk" transfer or sale of assets, unless Borrower and the bulk transferor have complied with all applicable bulk sales and bulk transfer laws or the sale is consummated pursuant to a bankruptcy court proceeding; not scrap, waste, defective goods or the like; produced by Borrower in accordance with the Federal Fair Labor Standards Act of 1938, as amended, and all rules, regulations and orders promulgated thereunder; not stored with a bailee, warehouseman or similar party unless Bank has given its prior written consent thereto and Borrower has caused each such bailee, warehouseman or similar party to issue and deliver to Bank warehouse receipts in Bank's name for such Inventory. All Inventory, whether or not Eligible Inventory, constitutes Collateral. At any date as of which the amount of Eligible Inventory shall be determined, such inventory shall be valued using the "FIFO" (that is first in, first out) valuation method.

5. The Loan Agreement is hereby amended by deleting in its entirety the definition of "LIBOR" set forth in Section 1(b) of the Loan Agreement and replacing therefor the following:

"<u>LIBOR</u>" shall mean, as applicable to any LIBOR Loan, the rate per annum as determined on the basis of the offered rates for deposits in U.S. Dollars, for a period of time comparable to such LIBOR Loan which appears on the Telerate page 3750 as of 11:00 a.m. London time on the day that is two (2) London Banking Days preceding the first day of such LIBOR Loan; provided, however, if the rate described above does not appear on the Telerate System on any applicable interest determination date, the LIBOR rate shall be the rate (rounded upward, if necessary, to the nearest one hundred-thousandth of a percentage point), determined on the basis of the offered rates for deposits in U.S. Dollars for a period of time comparable to such LIBOR Loan which are offered by four (4) major banks in the London interbank market at approximately 11:00 a.m. London time, on the day that is two (2) London Banking Days preceding the first day of such LIBOR Loan as selected by Bank. The principal London office of each of the four (4) major London banks will be requested to provide a quotation of its U.S. Dollar deposit offered rate. If at least two such quotations are provided, the rate for that date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that date will be determined on the basis of the rates quoted for loans in U.S. Dollars to leading European banks for a period of time comparable to such LIBOR Loan offered by major banks in New York City at approximately 11:00 a.m. New York City time, on the day that is two (2) London Banking Days preceding the first day of such LIBOR Loan. In the event that Bank is unable to obtain any such quotation as provided above, it will be deemed that LIBOR pursuant to a LIBOR Loan cannot

be determined. In the event that the Board of Governors of the Federal Reserve System shall impose a Reserve Percentage with respect to LIBOR deposits of Bank, then for any period during which such Reserve Percentage shall apply, LIBOR shall be equal to the amount determined above divided by an amount equal to one (1) minus the Reserve Percentage. "Reserve Percentage" shall mean the maximum aggregate reserve requirement (including all basic, supplemental, marginal and other reserves) which is imposed on member banks of the Federal Reserve System against "Euro-currency Liabilities" as defined in Regulation D. "Banking Day" shall mean, in respect of any city, any day on which commercial banks are open for business in that city.

6. The Loan Agreement is hereby amended by deleting in its entirety the definition of "LIBOR Rate" set forth in Section 1(b) of the Loan Agreement and replacing therefor the following:

"LIBOR Rate" means (i) for the Revolving Line of Credit, a fixed annual rate of interest equal to LIBOR plus one and three-quarters percent (1.75%) (provided, however, the applicable LIBOR Rate shall apply prospectively and shall not affect previous LIBOR Loans for which the applicable Interest Period has not yet expired), and (ii) for the Equipment Line of Credit, a fixed annual rate of interest equal to LIBOR plus two percent (2%) for advances for machinery and equipment, and plus two and three-quarters percent (2.75%) for advances for member store loans and assistance, as applicable.

7. The Loan Agreement is hereby amended by deleting in its entirety the definition of "Termination Date" set forth in Section 1(b) of the Loan Agreement and replacing therefor the following:

"Termination Date" means the earlier to occur of September 30, 2002, unless renewed by Bank in writing prior to such date, or the date on which the obligations hereunder are accelerated and become due as a result of an Event of Default. The decision of whether to renew, as well as the terms and conditions of such renewal, including, without limitation, the interest rate, maximum principal amount and maximum extension term, will be in the sole and absolute discretion of Bank.

8. The Loan Agreement is hereby amended by deleting in its entirety the definition of "Yield Maintenance Formula" set forth in Section 1(b) of the Loan Agreement.

9. Section 5(a) of the Loan Agreement is hereby deleted in its entirety and replaced with the following therefor:

(a) Revolving Line of Credit Advances; Borrowing Base. Subject to the terms and provisions of this Agreement, Bank hereby establishes a revolving line of credit in Borrower's favor in the amount set forth below (the "Revolving Line of Credit"). For so long as no Event of Default has occurred and is

continuing hereunder, Bank shall, upon Borrower's request, from the date hereunder until the Termination Date, make such advances to Borrower based upon the facts and circumstances existing at the time of Borrower's request, and subject to the Borrowing Base (as herein defined), all of which advances shall be payable in accordance with this Agreement and are and shall be secured by Borrower's Inventory, Accounts and all other Collateral and Real Estate and including proceeds of any thereof. Borrower agrees that the aggregate unpaid principal of all advances outstanding at any one time under the Revolving Line of Credit shall not exceed the Borrowing Base; provided, however, out-of-formula advances will be permitted of up to $1,000,000.00 for up to a 120-day period annually, for an additional fee of one quarter of one percent (1/4%) (minimum of $250.00) per month or any part thereof, determined by the largest aggregate amount of out-of formula advances outstanding during such month. The foregoing 120-day annual period for out-of-formula advances shall commence on the first day on which an out-of-formula advance is made, shall not be tolled for any reason whatsoever, and such period shall be available only once in any twelve (12) consecutive month period. The term "Borrowing Base" as used herein shall mean the sum of the following:

(i) eighty-five percent (85%) of Eligible Receivables,

PLUS

(ii) fifty-five percent (55%) of Eligible Inventory,

but in no event shall the sum of all outstanding advances (including so-called out-of formula advances) be in excess of the Maximum Availability. The term "Maximum Availability" as used herein shall mean Six Million Dollars ($6,000,000.00). All such advances shall bear interest upon the principal sum thereof from time to time advanced, shall be calculated on a 365-day year and the actual number of days elapsed, computed at the Base Rate, SUBJECT TO CHANGE OF RATE in accordance with changes in the Base Rate, such adjustments in rate to be made automatically and to be effective immediately with all changes in the Base Rate (or, if elected by Borrower as described in this Section 5, paragraph (d) below, at the LIBOR Rate).

10. Section 5(f) of the Loan Agreement is hereby deleted in its entirety and replaced with the following therefor:

(f) Purpose. Borrower shall use loan proceeds for general working capital purposes for itself and for the issuance of letters of credit, including an existing letter of credit for the benefit of Western Family Foods in the amount of $500,000.00, and for no other purposes.

11. Section 6 of the Loan Agreement is hereby deleted in its entirety and replaced with the following therefor:

6. EQUIPMENT LINE OF CREDIT TERM LOAN. (a) Advances; Minimum Advances. Subject to the terms and provisions of this Agreement and provided no Event of Default has occurred and is continuing hereunder, Bank, from the date hereof until the Termination Date, shall make advances to Borrower under a discretionary line of credit, provided that the aggregate amount advanced under such line of credit shall not exceed Two Million Dollars ($2,000,000.00) (the "Equipment Line of Credit"). Advances that Bank makes hereunder shall be in a minimum amount of $25,000.00 and shall be for no more than eighty percent (80%) of the invoiced amount of the equipment or machinery being purchased by Borrower, or to fund up to one hundred percent (100%) of loans to its members for store assistance. Any advances in an amount less than $250,000.00 shall be subject to a takedown fee of $500.00 which shall be assessed at the time of each such advance. Further, subject to the limits set forth in Section 16(h)(y) hereof, the maximum aggregate amount available to Borrower to be advanced under the Equipment Line of Credit shall be reduced on a dollar for dollar basis for each dollar guaranteed by Borrower to obtain financing for any of its member stores. Any such advances shall be made subject to, and payable in accordance with the terms hereof, and secured by all Collateral and the Real Estate.

(b) Interest Rate; Conversion to Term Loans. The amount outstanding under the Equipment Line of Credit shall bear interest (calculated on a 365-day year and the actual number of days elapsed), payable monthly in arrears, at the Base Rate, SUBJECT TO CHANGE OF RATE in accordance with changes in the Base Rate, such adjustments in rate to be made automatically and to be effective immediately with all changes in the Base Rate; provided, however, Borrower may convert within one hundred twenty (120) days the amount of the then outstanding advances made within the previous one hundred twenty (120) days under the Equipment Line of Credit, which has not previously been converted to a term loan, with a five (5) year amortization schedule and a due date of the Termination Date for advances made for equipment or machinery. In the event Borrower elects to convert within one hundred twenty (120) days of the advances to a term loan, Borrower shall have the right to elect in writing, no more than thirty (30) days prior nor less than five (5) days prior to the date on which such conversion shall take effect (the "Conversion Date"), that the interest rate applicable to such term loan be (i) the Base Rate, or (ii) at the interest rate equal to the LIBOR Rate, SUBJECT TO CHANGE OF RATE with each change in an Interest Period, such adjustments in rate to be made automatically and effective immediately with each subsequent Interest Period.

(c) Purpose. Borrower shall use the proceeds from the Equipment Line of Credit for the acquisition of new and used equipment or to fund loans to its members for store assistance, and for no other purposes. All of such machinery and equipment shall be kept at Borrower's place of business in Gardiner. Maine and shall be subject to Bank's first perfected security interest.

12. The Loan Agreement is hereby amended by deleting Section 7 thereof in its entirety and replacing therefor the following:

7. OMITTED.

13. The Loan Agreement is hereby amended by deleting all references to "Term Loan Line of Credit" in the Loan Agreement.

14. The Loan Agreement is hereby amended by deleting Section 8 thereof in its entirety and replacing therefor the following:

8. OMITTED.

15. The Loan Agreement is hereby amended by deleting Section 9(a) thereof in its entirety and replacing therefor the following:

(a) Omitted.

16. The Loan Agreement is hereby amended by deleting Section 9(b) thereof in its entirety and replacing therefor the following:

(b) If the entire amount of any required principal and/or interest payment due hereunder is not paid in full within ten (10) days after the same is due, Borrower shall pay to Bank a late fee equal to five percent (5%) of the required payment. Upon the occurrence of an Event of Default (whether or not Bank has accelerated payment of the Obligations, or after maturity or after judgment has been rendered on the Obligations, Borrower's right to select pricing options shall cease and the unpaid principal of all Loans shall, at the option of Bank. bear interest at a rate which is four (4) percentage points per annum greater than that which would otherwise be applicable.

17. The Loan Agreement is hereby amended by deleting Section 9(d) thereof in its entirety and replacing therefor the following:

(d) Borrower shall have the right at any time to prepay any Base Rate Loan without premium or penalty, provided that any amount prepaid shall be accompanied by accrued interest on the principal repaid to the date of payment. To the extent that a Loan is a LIBOR Loan, Borrower may prepay a LIBOR Loan only upon at least three (3) Business Days prior written notice to Bank (which notice shall be irrevocable), and any such prepayment shall occur only on the last day of the Interest Period for such LIBOR Loan. Borrower shall pay to Bank, upon request of Bank. such amount or amounts as shall be sufficient (in the reasonable opinion of Bank) to compensate it for any loss, cost or expense incurred as a result of: (i) any payment of a LIBOR Loan on a date other than the last day of the Interest Period for such Loan; (ii) any failure by Borrower to borrow a LIBOR Loan on the date specified by Borrower's written notice; (iii) any

failure by Borrower to pay a LIBOR Loan on the date for payment specified in Borrower's written notice. Without limiting the foregoing, Borrower shall pay to Bank a "yield maintenance fee" in an amount computed as follows: The current rate for United States Treasury securities (bills on a discounted basis shall be converted to a bond equivalent) with a maturity date closest to the term chosen pursuant to the LIBOR Rate Election as to which the prepayment is made, shall be subtracted from the LIBOR in effect at the time of prepayment. If the result is zero or a negative number, there shall be no yield maintenance fee. If the result is a positive number, then the resulting percentage shall be multiplied by the amount of the principal balance being prepaid. The resulting amount shall be divided by 360 and multiplied by the number of days remaining in the term chosen pursuant to the LIBOR Rate Election as to which the prepayment is made. Said amount shall be reduced to present value calculated by using the above-referenced United States Treasury securities rate and the number of days remaining in the term chosen pursuant to the LIBOR Rate Election as to which prepayment is made. The resulting amount shall be the yield maintenance fee due to Bank upon the prepayment of a LIBOR Loan. Each reference in this paragraph to "LIBOR Rate Election" shall mean the election by Borrower of the LIBOR Rate. If by reason of an Event of Default Bank elects to declare the promissory note evidencing the Loan to be immediately due and payable, then any yield maintenance fee with respect to a LIBOR Loan shall become due and payable in the same manner as though Borrower had exercised such right of prepayment. Borrower may provide notice of its election hereunder in writing or by telephone, provided, however, that any telephonic notice shall follow such procedures as Bank may require, and Bank shall have no duty to confirm the authority of a person making a telephonic request.

18. Section 9(f) of the Loan Agreement is hereby deleted in its entirety and replaced with the following therefor:

(f) Borrower shall pay Bank: (i) a non-refundable commitment fee of Eight Thousand Seven Hundred Fifty Dollars ($8,750.00), with any unpaid balance of which immediately due and payable in full, and (ii) an unused commitment fee of three-eighths of one percent (3/8%) per annum (computed on the basis of the actual number of days elapsed over a 365-day year) on the actual available amount of funds in the aggregate under the Revolving Line of Credit and the Equipment Line of Credit, payable quarterly in arrears, and calculated daily on the unused portion of the line amount for said Loans, provided, however, for purposes of the foregoing unused commitment fee, letters of credit issued and outstanding under the Revolving Line of Credit shall be deemed outstanding loans thereunder.

19. Notwithstanding anything to the contrary set forth in Section 14 of the Loan Agreement, (i) the quarterly management prepared financial statements and covenant compliance certificates shall be delivered to Bank quarterly within forty-five (45) days of quarter end, (ii) the Borrowing Base Certificates shall be delivered quarterly within fifteen (15) days of quarter end

unless Borrower is in an out-of formula period as described in Section 5(a) of the Loan Agreement, in which case such Borrowing Base Certificates shall be delivered to Bank on a weekly basis, and (iii) the quarterly management prepared financial statements shall be prepared on a consolidated basis.

20. The Loan Agreement is hereby amended by deleting Section 15(u) thereof in its entirety.

21. Sections 16(a), 16(b) and 16(c) of the Loan Agreement are hereby deleted in their entirety and replaced with the following therefor:

(a) Tangible Net Worth. Permit its tangible net worth to be less than (i) $1,975,000.00 as of the quarter periods ending September 30, 2000, December 31, 2000 and March 31, 2001, measured as of the end of such quarters on a consolidated basis, and (ii) thereafter at ninety-five percent (95%) of Borrower's prior fiscal year end actual tangible net worth, measured as of the end of quarters ending on June 30, September 30, December 31 and March 31 on a consolidated basis; "tangible net worth" shall mean Borrower's net worth minus unpaid preferred stock subscriptions, note receivables from Borrower's members and customers (generated after March 31, 2000 and which represent refinancing of open accounts), intangibles determined by generally accepted accounting principles ("GAAP") and prepaid expenses.

(b) Debt Service Coverage Ratio. Permit its debt service coverage ratio (as defined in this subparagraph (b)) measured quarterly to be less than 1.0 times the amount of its debt service, as shown on its consolidated financial statements measuring the prior twelve (12) months on a rolling four (4) quarter basis, calculated using the following formula:

debt service coverage ratio: Earnings before interest, taxes, depreciation and amortization, MINUS provision for income taxes, MINUS cash dividends and non-financed capital expenditures, DIVIDED BY the sum of (i) current maturity of long-term debt and capitalized leases, and (ii) cash interest expense during such twelve (12) month period; "non-financial capital expenditures" shall mean the sum of all capital expenditures in the four (4) fiscal quarters under review minus increases in long term debt used to acquire such capital assets minus the cumulative increase (if any) in Core Capital Deposits over the same four (4) quarter period.

(c) Minimum Consolidated Working Capital. Permit its Current Assets minus Current Liabilities to be less than $2,000,000.00, measured quarterly on a consolidated basis; "Current Assets" shall mean at any date as of which the

amount thereof shall be determined, all current assets of Borrower as determined in accordance with GAAP; "Current Liabilities" shall mean the total of all current liabilities and obligations of Borrower, which in accordance with GAAP would be included as current liabilities on a balance sheet and also including guaranties, endorsements (other than for collection in the ordinary course of business) or other arrangements whereby responsibility is assumed for the obligations of others, whether by agreement to purchase or otherwise acquire the obligations of others, including any agreement, contingent or otherwise, to furnish goods or services for the purpose of payment of the obligations of others.

22. Section 20 of the Loan Agreement is hereby deleted in its entirety and replaced with the following therefor:

20. JURY TRIAL WAIVER. BORROWER AND BANK (BY ACCEPTANCE OF THIS AGREEMENT) MUTUALLY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED HEREON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER LOAN DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONNECTION HEREWITH OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY, INCLUDING, WITHOUT LIMITATION, ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS OR ACTIONS OF BANK RELATING TO THE ADMINISTRATION OF THE LOANS OR ENFORCEMENT OF THE LOAN DOCUMENTS, AND AGREE THAT NEITHER PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EXCEPT AS PROHIBITED BY LAW, BORROWER HEREBY WAIVES ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY LITIGATION ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES OR ANY DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES. BORROWER CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF BANK HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT BANK WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER. THIS WAIVER CONSTITUTES A MATERIAL INDUCEMENT FOR BANK TO ACCEPT THIS AGREEMENT AND MAKE THE LOANS.

23. The Loan Agreement is hereby amended by adding the following paragraphs to Section 23 of the Loan Agreement:

(o) If, at any time, the rate of interest, together with all amounts which constitute interest and which are reserved, charged or taken by Bank as compensation for fees, services or expenses incidental to the making, negotiating

or collection of the Loans evidenced hereby, shall be deemed by any competent court of law, governmental agency or tribunal to exceed the maximum rate of interest permitted to be charged by Bank to Borrower under applicable law, then, during such time as such rate of interest would be deemed excessive, that portion of each sum paid attributable to that portion of such interest rate that exceeds the maximum rate of interest so permitted shall be deemed a voluntary prepayment of principal. As used herein, the term "applicable law" shall mean the law in effect as of the date hereof; provided, however, that in the event there is a change in the law which results in a higher permissible rate of interest, then this Agreement shall be governed by such new law as of its effective date.

(p) Bank may transfer Collateral into its name or that of its nominee and may receive the income and any distributions thereon and hold the same as Collateral for the Obligations, or apply the same to any Obligation, whether or not a default or an Event of Default has occurred.

24. In all other respects, the Loan Agreement remains unmodified and in full force and effect, and is hereby ratified and affirmed. Borrower represents and warrants to Bank that no default now exists under the Loan Agreement. From and after the date of this First Amendment, any reference in the Loan Agreement to "this Agreement", and any reference to the Loan and Security Agreement between Borrower and Bank shall mean such Agreement as amended hereby.

IN WITNESS WHEREOF, Borrower and Bank have caused this First Amendment to be duly executed and delivered, as an instrument under seal, effective as of the date first above written.

ATTESTING WITNESS:

____

ASSOCIATED GROCERS OF MAINE, INC.

By: ______________________________
Michael E. Westort
Its President

____

FLEET NATIONAL BANK

By: ______________________________
Dwight G. Havey
Its Vice President

P:\DLG\FLEET\AssocGro\1stAmnd1.wpd

Exhibit 6(c)

SECOND AMENDMENT
TO
MASTER LOAN AND SECURITY AGREEMENT

THIS SECOND AMENDMENT TO MASTER LOAN AND SECURITY AGREEMENT is dated this 24th day of October, 2002, between ASSOCIATED GROCERS OF MAINE, INC., a Maine corporation with its principal place of business in Gardiner, Maine ("Borrower"), and FLEET NATIONAL BANK, a national banking association organized and existing under the laws of the United States of America (as successor by merger to Fleet Bank of Maine), with a place of business at Two Portland Square, Portland, Maine ("Bank"),

WITNESSETH:

WHEREAS, Borrower and Bank (as successor by merger to Fleet Bank of Maine) are parties to a Master Loan and Security Agreement dated as of May 12, 1998, as amended by a First Amendment dated October 26, 2000 (the "Loan Agreement"); and

WHEREAS, Borrower and Bank desire to amend the Loan Agreement;

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower and Bank hereby agree as follows:

1. The Loan Agreement is hereby amended by adding the following definitions to Section 1(b) of the Loan Agreement:

"Cost of Funds" means the per annum rate of interest which Bank is required to pay or is offering to pay, for wholesale liabilities of like tenor, adjusted for reserve requirements and such other requirements as may be imposed by federal, state or local government and regulatory agencies, as determined by Bank.

"Cost of Funds Loans" means any Loans for which the interest rate is the Cost of Funds Rate.

"Cost of Funds Rate" means (for an advance under the Revolving Line of Credit only) a fixed annual rate of interest equal to the Cost of Funds for the applicable Interest Period plus the number of basis points as set forth in accordance with the Interest Rate Grid.

"Interest Period" means (i) in the event that interest is calculated at the Base Rate, the Interest Period shall be one (1) day, and (ii) in the event that interest is calculated at the Cost of Funds Rate, the Interest Period shall be a period commencing on the date so designated by Borrower in its irrevocable written notice to Bank and ending between one (1) and three hundred sixty-five (365) days thereafter, as Borrower may elect in such notice pursuant to Section 5(d), and (iii) in the event that interest is calculated at the LIBOR Rate under the Revolving Line of Credit, the Interest Period shall be a period ending between

seven (7) and three hundred sixty-five (365) days thereafter as so designated in Borrower's irrevocable notice to Bank pursuant to Section 5(d), and in the event that interest is calculated at the LIBOR Rate under the Equipment Line of Credit, the Interest Period shall be a period commencing on the date so designated by Borrower in its irrevocable written notice to Bank and ending one (1), two (2) or three (3) months thereafter, as Borrower may elect in such notice pursuant to Section 5(d), provided that:

(a) any Interest Period that would otherwise end on a day which is not a Business Day shall be extended to the next succeeding Business Day; and

(b) no Interest Period may extend beyond the Termination Date.

"Interest Rate Grid" means, notwithstanding anything in this Agreement to the contrary, the applicable interest rate for each Cost of Funds Loan or LIBOR Loan under the Revolving Line of Credit requested by Borrower shall be established in accordance with the following grid:

Level	Funded Debt/EBITDA	Cost of Funds+ or LIBOR+
1	≥3.5	185
2	≥2.5 and <3.5	175
3	≥2.0 and <2.5	165
4	<2.0	155

+ shall mean "plus the number of basis points set forth at the applicable Level".

For purposes of determining the ratio of Funded Debt to EBITDA, "Funded Debt" shall mean all outstanding interest-bearing debt, including, without limitation, capital leases, and "EBITDA" shall mean the twelve-month rolling aggregate of earnings before interest, taxes, depreciation and amortization. All calculations shall be made semi-annually, based on Borrower's most recent annual audited financial statements and second quarter end financial statements, as applicable, and any change in the level referred to above shall result in a change in the applicable interest rates, effective upon the first (1st) day of the calendar month immediately following the receipt by Bank of the aforesaid financial statements.

"Type" means, with respect to Loans, its nature as a Base Rate Loan, a LIBOR Loan or a Cost of Funds Loan.

2. The Loan Agreement is hereby amended by deleting in its entirety the definition of "LIBOR Rate" set forth in Section 1(b) of the Loan Agreement and replacing therefor the following:

"LIBOR Rate" means (i) for the Revolving Line of Credit, a fixed annual rate of interest equal to LIBOR plus the number of basis points in accordance with the Interest Rate Grid, per annum, and (ii) for the Equipment Line of Credit, a fixed annual rate of interest equal to LIBOR plus two percent (2%) per annum.

3. The Loan Agreement is hereby amended by deleting in its entirety the definition of "Termination Date" set forth in Section 1(b) of the Loan Agreement and replacing therefor the following:

"Termination Date" means the earlier to occur of September 30, 2004, unless renewed by Bank in writing prior to such date, or the date on which the obligations hereunder are accelerated and become due as a result of an Event of Default. The decision of whether to renew, as well as the terms and conditions of such renewal, including, without limitation, the interest rate, maximum principal amount and maximum extension term, will be in the sole and absolute discretion of Bank.

4. Section 5(a) of the Loan Agreement is hereby deleted in its entirety and replaced with the following therefor:

(a) Revolving Line of Credit Advances; Borrowing Base. Subject to the terms and provisions of this Agreement, Bank hereby establishes a revolving line of credit in Borrower's favor in the amount set forth below (the "Revolving Line of Credit"). For so long as no Event of Default has occurred and is continuing hereunder, Bank shall, upon Borrower's request, from the date hereunder until the Termination Date, make such advances to Borrower based upon the facts and circumstances existing at the time of Borrower's request, and subject to the Borrowing Base (as herein defined), all of which advances shall be payable in accordance with this Agreement and are and shall be secured by Borrower's Inventory, Accounts and all other Collateral and Real Estate and including proceeds of any thereof. Borrower agrees that the aggregate unpaid principal of all advances outstanding at any one time under the Revolving Line of Credit shall not exceed the Borrowing Base; provided, however, out-of-formula advances will be permitted of up to $1,000,000.00 for up to a 120-day period annually. The foregoing 120-day annual period for out-of-formula advances shall commence on the first day on which an out-of-formula advance is made, shall not be tolled for any reason whatsoever, and such period shall be available only once in any twelve (12) consecutive month period. The term "Borrowing Base" as used herein shall mean the sum of the following:

(i) eighty-five percent (85%) of Eligible Receivables,

PLUS

(ii) fifty-five percent (55%) of Eligible Inventory,

but in no event shall the sum of all outstanding advances (including so-called out-of-formula advances) be in excess of the Maximum Availability. The term "Maximum Availability" as used herein shall mean Six Million Dollars ($6,000,000.00). All such advances shall bear interest upon the principal sum thereof from time to time advanced, shall be calculated on a 365-day year and the actual number of days elapsed, computed at the Base Rate, SUBJECT TO CHANGE OF RATE in accordance with changes in the Base Rate, such adjustments in rate to be made automatically and to be effective immediately with all changes in the Base Rate (or, if elected by Borrower as described in this Section 5, paragraph (d) below, at the LIBOR Rate or the Cost of Funds Rate).

5. Section 6(a) of the Loan Agreement is hereby deleted in its entirety and replaced with the following therefor:

6. EQUIPMENT LINE OF CREDIT TERM LOAN. (a) Advances; Minimum Advances. Subject to the terms and provisions of this Agreement and provided no Event of Default has occurred and is continuing hereunder, Bank, from the date hereof until the Termination Date, shall make advances to Borrower under a discretionary line of credit, provided that the aggregate amount advanced under such line of credit shall not exceed Two Million Dollars ($2,000,000.00) (the "Equipment Line of Credit"). Advances that Bank makes hereunder shall be in a minimum amount of $100,000.00 and shall be for no more than eighty percent (80%) of the invoiced amount of the equipment or machinery being purchased by Borrower, or to fund up to one hundred percent (100%) of loans to its members for store assistance. Further, subject to the limits set forth in Section 16(h)(y) hereof, the maximum aggregate amount available to Borrower to be advanced under the Equipment Line of Credit shall be reduced on a dollar for dollar basis for each dollar guaranteed by Borrower to obtain financing for any of its member stores. Any such advances shall be made subject to, and payable in accordance with the terms hereof, and secured by all Collateral and the Real Estate. In addition to the Base Rate as described in Section 6(b) below, advances under the Equipment Line of Credit may accrue interest at the LIBOR Rate if elected by Borrower in accordance with Section 5(d) above.

6. Section 9(c) of the Loan Agreement is hereby deleted in its entirety and replaced with the following therefor:

(c) All computations of interest shall be made on the basis of a three hundred sixty -five (365) day year and the actual number of days elapsed; provided, however, computation of interest under the Letter of Credit shall be based on the actual number of days elapsed over a 360-day year. All payments shall be made by Borrower to Bank at Two Portland Square, Portland, Maine or such other place as Bank may from time to time specify in writing in lawful currency of the United States of America in immediately available funds, without counterclaim or setoff and free and clear of, and without any deduction or withholding for, any taxes or other payments. All payments shall be applied first

to the payment of all fees, expenses and other amounts due to the Bank (excluding principal and interest), then to accrued interest, and the balance on account of outstanding principal; provided, however, that after an Event of Default payments will be applied to the obligations of Borrower to Bank as Bank determines in its sole discretion. If any payment hereunder becomes due on a day which is not a Business Day (as defined below), the due date of this Note or payment shall be extended to the next succeeding Business Day, and such extension of time shall be included in computing interest and fees in connection with such payment. As used herein, "Business Day" shall mean any day other than a Saturday, Sunday or day which shall be in the state of Maine a legal holiday or day on which banking institutions are required or authorized to close.

7. Section 9(f) of the Loan Agreement is hereby deleted in its entirety and replaced with the following therefor:

(f) Borrower shall pay Bank an unused commitment fee of one-quarter of one percent (1/4%) per annum (computed on the basis of the actual number of days elapsed over a 365-day year) on the actual available amount of funds in the aggregate under the Revolving Line of Credit and the Equipment Line of Credit, payable quarterly in arrears, and calculated daily on the unused portion of the line amount for said Loans, provided, however, for purposes of the foregoing unused commitment fee, letters of credit issued and outstanding under the Revolving Line of Credit shall be deemed outstanding loans thereunder.

8. Section 9 of the Loan Agreement is hereby amended by adding the following paragraph (g) thereto:

(g) If, at any time, (i) the interest rate on a Loan is a Cost of Funds Rate fixed rate, and (ii) Bank in its sole discretion should determine that current market conditions can accommodate a prepayment request, Borrower shall have the right, at any time and from time to time, upon at least ten (10) Business Days prior written notice to Bank, to prepay the loan in whole (but not in part), and Borrower shall pay to Bank a yield maintenance fee in an amount computed as follows: The current rate for United States Treasury securities (bills on a discounted basis shall be converted to a bond equivalent) with a maturity date closest to the maturity date of the term chosen pursuant to the Fixed Rate Election as to which the prepayment is made, shall be subtracted from the "Cost of Funds" component of the fixed rate in effect at the time of prepayment. If the result is zero or a negative number, there shall be no yield maintenance fee. If the result is a positive number, then the resulting percentage shall be multiplied by the amount of the principal balance being prepaid. The resulting amount shall be divided by 365 and multiplied by the number of days remaining in the term chosen pursuant to the Fixed Rate Election as to which the prepayment is made. Said amount shall be reduced to present value calculated using the above-referenced United States Treasury securities rate and the number of days remaining in the term chosen pursuant to the Fixed Rate Election as to which the

prepayment is made. The resulting amount shall be the yield maintenance fee due to Bank upon prepayment of the fixed rate loan. Each reference in this paragraph to "Fixed Rate Election" shall mean the election by Borrower pursuant to Section 5(d) of this Agreement for a Cost of Funds Loan. If by reason of an Event of Default Bank elects to declare the Loans to be immediately due and payable, then any yield maintenance fee with respect to the Cost of Funds Loans shall become due and payable in the same manner as though Borrower had exercised such right of prepayment.

9. Sections 16(a), 16(b) and 16 (c) of the Loan Agreement are hereby deleted in their entirety and replaced with the following therefor:

(a) Tangible Net Worth. Permit its tangible net worth to be less than (i) $2,597,000.00 as of fiscal year end for 2002, and (ii) $2,597,000.00 plus twenty-five percent (25%) of after-tax earnings thereafter, measured as of the end of each quarter on a consolidated basis; "tangible net worth" shall mean Borrower's net worth minus unpaid preferred stock subscriptions and intangibles determined by generally accepted accounting principles ("GAAP").

(b) Debt Service Coverage Ratio. Permit its debt service coverage ratio (as defined in this subparagraph (b)) measured quarterly to be less than 1.25 times the amount of its debt service as shown on its financial statements measuring the prior twelve (12) months on a rolling four (4) quarter basis, calculated using the following formulas:

debt service coverage ratio: Earnings before interest, taxes, depreciation and amortization, MINUS provision for income taxes, MINUS cash dividends and non-financed capital expenditures, DIVIDED BY the sum of (i) current maturity of long-term debt and capitalized leases, and (ii) cash interest expense during such twelve (12) month period; "non-financed capital expenditures" shall mean the sum of all capital expenditures in the four (4) fiscal quarters under review minus increases in long-term debt used to acquire such capital assets minus the cumulative increase (if any) in Core Capital Deposits over the same four (4) quarter period.

(c) Note Receivables. Permit its note receivables from Borrower's members and customers (which represent refinancing of open accounts) to exceed $500,000.00 in the aggregate at any time;

10. The Borrower acknowledges and agrees that a default under any one or more of the Obligations shall, at the Bank's option, constitute a default hereunder and under any or all other Obligations regardless of whether such a "cross-default" provision

is expressly set forth in the instrument evidencing any particular Obligation. The Borrower further acknowledges and agrees that each of the Loan Documents securing any of the Obligations, including any mortgages or security agreements, shall be deemed to secure each and every Obligation regardless of whether such Obligation is specified as being secured by such Loan Document (subject to any maximum dollar amounts specified in any mortgage). Without limiting the generality of the foregoing, each mortgage, leasehold mortgage, collateral assignment, reimbursement agreement, security interest, pledge, hypothecation or other lien or encumbrance given or granted to the Bank by the Borrower shall be deemed to secure each and every Obligation, such that a default under any one or more of the Obligations shall entitle the Bank, at its option, to exercise any or all of its rights or remedies under any one or more of such mortgages, leasehold mortgages, collateral assignments, security interests, pledges, hypothecations or other liens or encumbrances.

11. In all other respects, the Loan Agreement remains unmodified and in full force and effect, and is hereby ratified and affirmed. Borrower represents and warrants to Bank that no default now exists under the Loan Agreement. From and after the date of this Second Amendment, any reference in the Loan Agreement to "this Agreement", and any reference to the Loan and Security Agreement between Borrower and Bank shall mean such Agreement as amended hereby.

IN WITNESS WHEREOF, Borrower and Bank have caused this Second Amendment to be duly executed and delivered, as an instrument under seal, effective as of the date first above written.

ATTESTING WITNESS:

Cathy Callahan
____

ASSOCIATED GROCERS OF MAINE, INC.

By: ___________________________
Michael E. Westort
Its President

Cathy Callahan
____

FLEET NATIONAL BANK

By: ___________________________
Diane H. Donaldson
Its Vice President

Reaffirmation and Consent of Guarantors

The undersigned hereby agree and confirm that the obligations of Borrower under the Loan Agreement (as defined above), as amended by the foregoing Second Amendment, are included within the defined term "Obligations" under a certain Amended and Restated Guaranty dated October 26, 2000 given to Bank by each of the undersigned, and that said Amended and Restated Guaranty is unmodified and remains in full force and effect.

ATTESTING WITNESS:

Cathy Callahan

AG DEVELOPMENT CORP.

By: Michael E. Westort
Michael E. Westort
Its President

ATTESTING WITNESS:

Cathy Callahan

ALLIED INSURANCE AGENCY OF MAINE

By: Michael E. Westort
Michael E. Westort
Its President

P:\dgalgay\FLEET\AssocGro\2ndAmnd.doc

Exhibit 10(a)

INDEPENDENT AUDITOR'S CONSENT

We consent to the use in the Offering Circular for the issuance of $5,000,000 Variable Rate Subordinated Debt Securities (Excess) pursuant to Regulation A under the Securities Act of 1933, as amended, of Associated Grocers of Maine, Inc. of our report, dated May 8, 2003, on the consolidated financial statements of Associated Grocers of Maine, Inc. and subsidiaries as of and for the years ended March 28, 2003 and March 29, 2002 appearing in the Offering Circular.

Baker Newman & Noyes
Limited Liability Company

March 29, 2004
Portland, Maine

Exhibit 11

PIERCE
ATWOOD
ATTORNEYS AT LAW

One Monument Square
Portland, ME 04101

207-791-1100 voice
207-791-1350 fax
www.pierceatwood.com

March 30, 2004

Associated Grocers of Maine, Inc.
1000 Brunswick Avenue
P.O. Box 1000
Gardiner, Maine 04345-1000

Re: Regulation A Offering Statement on Form 1-A

Dear Sirs:

We have assisted in the preparation of a Regulation A Offering Statement on Form 1-A (the "Offering Statement") filed with the Securities and Exchange Commission relating to the Variable Rate Subordinated Debt Securities (Excess) (the "Excess") of Associated Grocers of Maine, Inc., a Maine corporation (the "Company").

We have examined and relied upon the Company's Articles of Incorporation and Bylaws and originals, or copies certified to our satisfaction, of all pertinent records of the meetings of the directors and stockholders of the Company, the Offering Statement and such other documents relating to the Company as we have deemed relevant for the purposes of this opinion.

In our examination of the foregoing documents, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals, and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

Based on and subject to the foregoing, we are of the opinion that the Company has duly authorized for issuance the Excess covered by the Offering Statement, and such Excess, when issued and sold as described in the Offering Statement, will be legally issued, fully paid and nonassessable, and will be the binding obligation of the Company; provided, however, that the enforceability of any obligations of the Company thereunder may be limited by bankruptcy, insolvency, reorganization, moratorium, or other laws or rules of law or equity affecting the enforcement generally of creditors' rights and remedies, the discretion of the court before which equitable relief is requested, and laws relating to fraudulent transfers or conveyances, preferences and equitable subordination.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission in connection with the Offering Statement.

Very truly yours,

Pierce Atwood

{W0223337.1}